Filed Pursuant to Rule 424(b)(5)
Registration No. 333-112314

PROSPECTUS   **U.S. OFFER TO EXCHANGE**

sanofi~synthelabo

Offer to Exchange
all ordinary shares, nominal value €3.82 per share, including
ordinary shares represented by American depositary shares
of
Aventis

In this exchange offer, we are offering:

- 0.8333 of a newly issued ordinary share, nominal value €2 per share, of Sanofi-Synthelabo and €11.50 in cash, without interest, in exchange for each ordinary share of Aventis tendered; and
- 1.6667 newly issued American depositary shares, or ADSs (each ADS representing one-half of one Sanofi-Synthelabo ordinary share), of Sanofi-Synthelabo and an amount in U.S. dollars equal to €11.50, in cash, without interest, in exchange for each Aventis ADS (each Aventis ADS representing one Aventis ordinary share) tendered.

This exchange offer includes a mix and match election feature that allows holders of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, to elect to receive, in lieu of the mix of consideration described above:

- 1.0294 newly issued Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.0588 newly issued Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or
- €60.43 in cash, without interest, in exchange for each ordinary share of Aventis tendered; or an amount in U.S. dollars equal to €60.43, in cash, without interest, in exchange for each Aventis ADS tendered.

The mix and match elections are subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the settlement of the offers), 81.0% of the Aventis ordinary shares (including Aventis ordinary shares underlying the Aventis ADSs) tendered in the U.S. offer and the concurrent French offer and German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 19.0% will be purchased for cash. See ''The U.S. Offer — Mix and Match Election''.

If Aventis pays any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the offers, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Aventis ordinary share in the manner described under ''The U.S. Offer — Consideration Offered after Payment of Aventis Dividends''. In respect of any Sanofi-Synthelabo ordinary share, including any Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that you receive in exchange for the Aventis ordinary shares or the Aventis ADSs that you tender in this exchange offer, you will be entitled to receive any annual dividend with respect to Sanofi-Synthelabo's 2003 results that is declared on the Sanofi-Synthelabo ordinary shares and any other dividend that is paid after the settlement of this exchange offer. See ''The U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends''.

The U.S. offer will expire at 5:00 p.m., New York City time, on May 28, 2004, unless it is extended or is withdrawn prior to that time. You may withdraw any Aventis securities tendered at any time prior to the expiration time.

Sanofi-Synthelabo is offering to acquire all of the outstanding Aventis ordinary shares through three separate offers. See ''The U.S. Offer — The U.S. Offer, the French Offer and the German Offer''. Together, these offers are being made for all issued and outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and all Aventis ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Aventis subscription stock options or the exercise of outstanding Aventis warrants (*Bons de souscription d'actions,* or *BSA*s). Sanofi-Synthelabo will issue up to approximately 158,333,333 Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) pursuant to this U.S. offer. The completion of the offers is subject to a minimum tender condition, among others. For a discussion of these conditions, see ''The U.S. Offer — Conditions to the U.S. Offer''. Subject to applicable law and regulations, we reserve the right to modify or waive this condition in our discretion.

For a discussion of the risk factors that you should consider carefully in evaluating the U.S. offer, see ''Risk Factors'' beginning on page 22.

Sanofi-Synthelabo ordinary shares are listed on Euronext Paris and the New York Stock Exchange, or NYSE, and trade on the *Premier Marché* of Euronext Paris under the symbol ''SAN''. Sanofi-Synthelabo ADSs are listed on the NYSE and trade under the symbol ''SNY''.

Neither the United States Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with this offer or has passed upon the adequacy or accuracy of the disclosure in this document. Any representation to the contrary is a criminal offense in the United States.

The Joint Dealer-Managers for the U.S. offer are:

Merrill Lynch & Co.   **BNP PARIBAS**

The date of this prospectus is April 9, 2004.

CERTAIN DEFINED TERMS

Unless otherwise specified or if the context so requires:

- References in this prospectus to ''Sanofi-Synthelabo,'' the ''company,'' ''we,'' ''us'' or ''our'' refer to Sanofi-Synthelabo, a French *société anonyme*, and, where applicable, its consolidated subsidiaries.

- References to ''Aventis'' refer to Aventis, a French *société anonyme*, and, where applicable, its consolidated subsidiaries.

- References to ''Aventis securities'' refer collectively to the Aventis ordinary shares and the Aventis ADSs.

- References to ''Sanofi-Synthelabo securities'' refer collectively to the Sanofi-Synthelabo ordinary shares and the Sanofi-Synthelabo ADSs.

- References to ''Aventis *BSA*s'' refer to the series of Aventis warrants (*Bons de souscription d'actions*) that were issued to two employee funds, the units of which were subscribed by German employees.

- References to the ''related U.S. offer documents'' refer collectively to the form of acceptance, the ADS letter of transmittal and the notice of guaranteed delivery included with this document.

- References to ''Merrill Lynch (France)'' refer to Merrill Lynch Capital Markets (France) S.A.S., an affiliate of Merrill Lynch & Co.

INFORMATION INCORPORATED BY REFERENCE

This prospectus incorporates important business and financial information about Sanofi-Synthelabo and Aventis by reference and, as a result, this information is not included in or delivered with this prospectus. For a list of those documents that are incorporated by reference into this prospectus, see ''Additional Information for Securityholders — Incorporation of Certain Documents by Reference'' on page 150.

Documents incorporated by reference are available from us upon oral or written request without charge. You may also obtain documents incorporated by reference into this prospectus from the Internet site of the United States Securities and Exchange Commission, or SEC, at the URL (or uniform resource locator) *http://www.sec.gov* or by requesting them in writing or by telephone from the information agent for these offers:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

To obtain timely delivery of these documents, you must request them by no later than May 21, 2004.

In deciding whether to tender your Aventis securities in the exchange offer described in this prospectus, you should rely only on the information contained or incorporated by reference into this prospectus or in the related U.S. offer documents. Sanofi-Synthelabo has not authorized any person to provide you with any information that is different from, or in addition to, the information that is contained in this prospectus or in the related offer documents.

The information contained in this prospectus speaks only as of the date indicated on the cover of this prospectus unless the information specifically indicates that another date applies.

REGULATORY STATEMENT

The exchange offer described in this prospectus is subject to the applicable laws and regulations of France, including the rules and regulations of the *Autorité des marchés financiers*, or AMF, of Germany, including the German Securities Sales Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*), and of the United States, including the tender offer rules applicable to equity securities registered under Section 12 of the United States Securities Exchange Act of 1934, as amended, or the Exchange Act. This U.S. offer document constitutes a prospectus under Section 5 of the United States Securities Act of 1933, as amended, or the Securities Act, with respect to the Sanofi-Synthelabo ordinary shares to be issued on completion of the U.S. offer. References in this prospectus to the rules and regulations of, and filings made with, the AMF, include the rules and regulations of, and filings made with, the former *Conseil des marchés financiers*, or CMF, and the former *Commission des opérations de bourse*, or COB, as applicable. The CMF and the COB were merged to form the AMF, effective as of November 24, 2003.

This prospectus is not an offer to sell securities and it is not soliciting an offer to buy securities, nor shall there be any sale or purchase of securities pursuant hereto, in any jurisdiction in which such offer, solicitation or sale is not permitted or would be unlawful prior to registration or qualification under the laws of any such jurisdiction.

This prospectus has not received the visa of the French *Autorité des marchés financiers*, or AMF, or the German *Bundesanstalt für Finanzdienstleistungsaufsicht*, or BAFin. Accordingly, this prospectus may not be used to make offers or sales in France or Germany in connection with any offer described herein.

TABLE OF CONTENTS

PRESENTATION OF CERTAIN FINANCIAL AND OTHER INFORMATION

AVENTIS INFORMATION

Sanofi-Synthelabo has included in this prospectus information concerning Aventis known to Sanofi-Synthelabo based on publicly available information (primarily filings by Aventis with the SEC and the AMF). Non-public information concerning Aventis was not available to Sanofi-Synthelabo for the purpose of preparing this prospectus. Publicly available information concerning Aventis may contain errors. Sanofi-Synthelabo has no knowledge that would indicate that any statement relating to Aventis contained or incorporated by reference into this prospectus is inaccurate or incomplete. However, Sanofi-Synthelabo was not involved in the preparation of those statements and cannot verify them. Pursuant to Rule 409 under the Securities Act and Rule 12b-21 under the Exchange Act, Sanofi-Synthelabo has requested that Aventis provide Sanofi-Synthelabo with information required for complete disclosure regarding the businesses, operations, financial condition and management of Aventis. Sanofi-Synthelabo will amend or supplement this prospectus to provide any information that Sanofi-Synthelabo receives from Aventis, if Sanofi-Synthelabo receives the information before the U.S. offer expires and Sanofi-Synthelabo considers it to be material, reliable and appropriate. As of the date of this prospectus, no such information has been received from Aventis.

ACCOUNTING PRINCIPLES

Sanofi-Synthelabo

Sanofi-Synthelabo prepares its consolidated financial statements in accordance with French generally accepted accounting principles (commonly known as French GAAP), which differ in certain significant respects from United States generally accepted accounting principles (commonly known as U.S. GAAP). For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to Sanofi-Synthelabo's consolidated financial statements, and for a reconciliation of net income and shareholders' equity and condensed consolidated U.S. GAAP statements of income and balance sheets, as of the dates and for the periods indicated, please see Note G to Sanofi-Synthelabo's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus. See ''Additional Information for Securityholders — Incorporation of Certain Documents by Reference'' on page 150.

Aventis

Aventis prepares its consolidated financial statements in accordance with French GAAP. For a detailed discussion of the differences between French GAAP and U.S. GAAP as they relate to Aventis's consolidated financial statements, and for a reconciliation of net income and shareholders' equity and condensed consolidated U.S. GAAP statements of income, balance sheets and cash flow statements, as of the dates and for the periods indicated, please see Note 34 to Aventis's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus. See ''Additional Information for Securityholders — Incorporation of Certain Documents by Reference'' on page 150.

CURRENCIES

In this prospectus, unless otherwise specified or the context otherwise requires:

- ''$,'' ''U.S. $'' or ''U.S. dollar'' each refers to the United States dollar; and

- ''€'' or ''euro'' each refers to the euro, the single currency established for members of the European Economic and Monetary Union, or the EMU, since January 1, 1999.

Each of Sanofi-Synthelabo and Aventis publishes its consolidated financial statements in euros. This prospectus contains translations of some euro amounts into U.S. dollars. These amounts are provided solely for your convenience. On April 9, 2004, the most recent practicable date prior to the date of this document, the Federal Reserve Bank of New York noon buying rate was €1.00 = $1.2102. See ''Exchange Rate Information'' for additional information regarding the exchange rates between the euro and the U.S. dollar.

NO INTERNET SITE IS PART OF THIS PROSPECTUS

Each of Sanofi-Synthelabo and Aventis maintains an Internet site. The Sanofi-Synthelabo Internet site is at the URL *http://www.sanofi-synthelabo.com*. The Aventis Internet site is at the URL *http://www.aventis.com*. Information contained in or otherwise accessible through these Internet sites is not a part of this prospectus. All references in this prospectus to these Internet sites are inactive textual references to these URLs and are for your information only.

QUESTIONS AND ANSWERS ABOUT THE U.S. OFFER

Q: Why is Sanofi-Synthelabo making the U.S. offer? (See page 40)

A: We are making the U.S. offer and the concurrent French and German offers to acquire control of Aventis through the acquisition of all or a substantial portion of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs.

Sanofi-Synthelabo is seeking to acquire Aventis because Sanofi-Synthelabo believes that the combination of the two companies will create the number one pharmaceutical company in Europe and the number three worldwide. Sanofi-Synthelabo believes that the enhanced scale, financial strength and research and development resources of the combined company should allow it to serve patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthelabo or Aventis on a stand-alone basis. Sanofi-Synthelabo believes that the strategic rationale for the acquisition is compelling; however, as with any investment decision there can be no assurance that the anticipated benefits will be realized. For a discussion of the risk factors that you should consider carefully in evaluating the U.S. offer, see ''Risk Factors''.

Q: Why are there three offers? (See page 60)

A: We are making three offers for legal reasons in order to satisfy regulatory requirements.

Q: What are the differences between the French offer, the German offer and the U.S. offer? (See page 60)

A: The French offer, the German offer and the U.S. offer are being made on substantially similar terms and completion of the offers is subject to the same conditions.

The U.S. offer is open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located.

The French offer is open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer.

The German offer is open to all holders of Aventis ordinary shares who are located in Germany.

Q: May I participate in the French offer or the German offer? (See page 60)

A: No. Holders of Aventis ordinary shares who are located in the United States and all holders of Aventis ADSs, wherever located, do **not** have the right to tender their Aventis securities in the French offer or the German offer. You must follow the procedures set forth in this prospectus to tender your Aventis ordinary shares or Aventis ADSs in the U.S. offer.

Q: What will I receive in the U.S. offer? (See page 61)

A: For each Aventis ordinary share validly tendered and not withdrawn, unless you make a mix and match election, you will receive:

- €11.50 in cash, and

- 0.8333 of a Sanofi-Synthelabo ordinary share.

For each Aventis ADS (each representing one Aventis ordinary share) validly tendered and not withdrawn, unless you make a mix and match election, you will receive:

- an amount in U.S. dollars equal to €11.50 in cash, and

- 1.6667 Sanofi-Synthelabo ADSs (each representing one-half of one Sanofi-Synthelabo ordinary share).

In no event will you receive any interest on the payments to which you are entitled under the U.S. offer.

The cash consideration paid to tendering holders of Aventis ordinary shares will be paid in euros. The cash consideration paid to tendering holders of Aventis ADSs will be converted into U.S. dollars on the day that it is received by the U.S. ADS exchange agent at the then prevailing spot market rate and distributed, net of any

expenses incurred, to the tendering holders of Aventis ADSs.

Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the U.S. offer value each Aventis ordinary share at €60.43, representing a premium of 15.2% over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the last trading day before the public announcement of the U.S. offer, the terms of the U.S. offer value each Aventis ordinary share at €59.63, representing a premium of 3.6% over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date. Based on the closing price of €54.00 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, the terms of the U.S. offer value each Aventis ordinary share at €56.50, representing a discount of (9.9)% to the closing price of €62.70 for Aventis ordinary shares on Euronext Paris on that date.

Based on a price of $37.05 per Sanofi-Synthelabo ADS, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ADSs on the NYSE during the calendar month ended on January 21, 2004, and the average exchange rate of €1 = $1.2606 during the same period, the terms of the U.S. offer value each Aventis ADS at $76.24, representing a premium of 14.7% over the average daily closing price, weighted by volume, for Aventis ADSs on the NYSE during the same period, which was $66.50 per Aventis ADS. Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the U.S. offer, and an exchange rate of €1 = $1.2610, the terms of the U.S. offer value each Aventis ADS at $76.18, representing a premium of 4.4% over the closing price of $73.00 for Aventis ADSs on the NYSE on that date. Based on the closing price of

$32.66 for Sanofi-Synthelabo ADSs on the NYSE on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, and an exchange rate of €1 = $1.2088, the terms of the U.S. offer value each Aventis ADS at $68.33, representing a discount of (9.8)% to the closing price of $75.75 for Aventis ADSs on the NYSE on that date.

Q: May I elect to receive a greater proportion of cash or a greater proportion of Sanofi-Synthelabo securities than the standard entitlement described above? (See page 62)

A: Yes. The U.S. offer includes a mix and match election feature whereby you may elect to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or only cash in exchange for any or all of the Aventis securities that you tender. However, these elections will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Aventis securities in the U.S. offer, the French offer and the German offer. *Accordingly, there can be no assurance that you will receive all of your consideration in the form that you have elected.*

You are not required to make any election (in which case you will automatically receive the standard entitlement) or to make the same election for all the Aventis securities that you tender.

The election procedure is described more fully in the section captioned, ''The U.S. Offer — Mix and Match Election''. Any holder of Aventis securities who wishes to make a mix and match election should carefully read and comply with the instructions in the accompanying form of acceptance or the ADS letter of transmittal, as applicable.

See ''Risk Factors — If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after

the applicable expiration date and you are no longer able to withdraw your tender.''

Q: **If Aventis pays any dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, will the consideration that I receive in exchange for the Aventis securities tendered in the U.S. offer be reduced? (See page 67)**

A: Yes. If Aventis pays any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the U.S. offer, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered will be reduced by an amount equal to the net value of the dividend paid per Aventis ordinary share, in the manner described under ''The U.S. Offer — Consideration Offered after Payment of Aventis Dividends''.

Q: **Will I be entitled to receive dividends in respect of any Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that I receive in exchange for my Aventis securities? (See page 69)**

A: Yes. In respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, you will be entitled to receive:

- any annual dividend that is approved to be paid with respect to Sanofi-Synthelabo's 2003 results, and

- any other dividend that is paid after the settlement of the offers.

See ''The U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends''.

Q: **If Sanofi-Synthelabo acquires all the Aventis securities in the U.S. offer, the French offer and the German offer, what percentage of Sanofi-Synthelabo will be owned by the former holders of Aventis securities? (See page 69)**

A: If all of the Aventis securities are validly tendered and exchanged, pursuant to the terms of the U.S. offer, the French offer and the German offer, immediately after the exchange, on a diluted basis taking into account all in-the-money options and *BSA*s that are exercisable as of the expected closing date:

- the former holders, other than Aventis, of Aventis securities will own approximately 49% of the share capital and approximately 39% of the voting rights of Sanofi-Synthelabo, and

- the current holders, other than Sanofi-Synthelabo, of Sanofi-Synthelabo securities will hold approximately 51% of the share capital and approximately 61% of the voting rights of Sanofi-Synthelabo.

After completion of the offers, you will hold securities of a company larger than Aventis. Accordingly, you will have lower ownership and voting percentages of Sanofi-Synthelabo than you now have in Aventis.

Q: **How long will the U.S. offer be open? (See page 72)**

A: Unless we extend the U.S. offer or unless it is withdrawn, it will expire at 5:00 p.m. on May 28, 2004.

Q: **Under what circumstances will you extend the U.S. offer? (See page 72)**

A: We will only extend the expiration date of the U.S. offer in order to coordinate the expiration dates of the U.S. offer and the French offer. Only the *Autorité des marchés financiers*, or AMF, has the authority to set or to extend the expiration date of the French offer. Accordingly, we will extend the expiration date of the U.S. offer only if:

- the AMF sets a date later than May 28, 2004 for the expiration of the French offer, or

- the AMF has not set an expiration date for the French offer by May 28, 2004, or

- the AMF subsequently extends the French offer.

Q: **How will you let me know if you extend the U.S. offer? (See page 72)**

A: If we extend the U.S. offer we will issue a press release. Our press release will set forth the expiration date and time of the extended U.S. offer and inform holders of Aventis securities that they may tender, or withdraw their

tendered, Aventis securities at any time until the expiration of the offer period, as extended.

Q: Are there any conditions to Sanofi-Synthelabo's obligation to purchase the Aventis securities that I tender? (See page 70)

A: Yes. Sanofi-Synthelabo is not obligated to purchase any tendered Aventis securities unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are tendered in the U.S. offer, the French offer and the German offer, on a combined basis. We refer to this condition as the "minimum tender condition".

We may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the offer. Our waiver of the minimum tender condition will be deemed to be an improved offer and may cause the AMF to extend the offer period; the AMF may also declare your tenders null and void. Unless we have waived the minimum condition, if the minimum tender condition is not met, the offers will not be completed.

Sanofi-Synthelabo's obligation to complete the offers is subject to the condition that the applicable waiting period under the U.S. Hart-Scott-Rodino Act of 1976 has expired or been terminated and no order has been entered prohibiting the transaction.

We refer to this condition as the "antitrust condition". Because the offers are subject to the antitrust condition, under applicable French regulations, the French offer will lapse ("*est caduque*", meaning it is null and void) as soon as the U.S. Federal Trade Commission issues a second request for information before the expiration of the HSR waiting period. If the French offer lapses for this reason, we will withdraw the U.S. offer and the German offer.

In addition, Sanofi-Synthelabo's obligation to complete the offers is subject to the condition that the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the offers has been duly approved by the shareholders of Sanofi-Synthelabo at an extraordinary meeting of shareholders to be held for this purpose. We

refer to this condition as the "share issuance condition".

Q: After I tender my Aventis securities, may I change my mind and withdraw them? (See page 77)

A: Yes. You may withdraw your securities at any time until the expiration date.

Q: I hold American depositary receipts for Aventis ADSs. How do I accept the U.S. offer? (See page 73)

A: If you hold American depositary receipts or ADRs, for Aventis ADSs, complete and sign the ADS letter of transmittal included with this document and send it, together with your ADRs and any other required documents, to the U.S. ADS exchange agent before the expiration of the U.S. offer. If your certificates are not available, you may also follow guaranteed delivery procedures described in this prospectus. *Do not send your certificates to Sanofi-Synthelabo, the dealer-manager or the information agent.*

Q: I hold Aventis ADSs in book-entry form. How do I accept this U.S. offer? (See page 73)

A: If you hold Aventis ADSs in book-entry form, complete the confirmation of a book-entry transfer of your Aventis ADSs into the account of the U.S. ADS exchange agent at The Depository Trust Company, commonly known as DTC, and send either an agent's message or an ADS letter of transmittal and any other required documents to the U.S. ADS exchange agent before the expiration of the U.S. offer.

Q: I hold Aventis ordinary shares through a U.S. custodian, such as a broker, bank or trust company. How do I accept this U.S. offer? (See page 75)

A: If you hold Aventis ordinary shares through a U.S. custodian, you do not need to complete the ADS letter of transmittal. Instead, your U.S. custodian should either forward to you the transmittal materials and instructions sent by the French financial intermediary that holds the shares on behalf of the U.S. custodian as record owner or send you a separate form prepared by the U.S. custodian. If you have not yet received instructions from your U.S. custodian, please contact your U.S. custodian di-

rectly. If your Aventis ordinary shares are held in pure registered form (*nominatif pur*), you must first request that your shares be converted to administered registered form *(nominatif administré)* or to bearer form *(au porteur)*. The conversion takes approximately one to five French business days.

Q: I hold Aventis ordinary shares through a French financial intermediary. How do I accept this U.S. offer? (See page 75)

A: If you hold Aventis ordinary shares through a French financial intermediary, you do not need to complete the ADS letter of transmittal. Instead, your French financial intermediary should send you transmittal materials and instructions for accepting the U.S. offer before the last day of the offer. If you have not yet received instructions from your French financial intermediary, please contact your French financial intermediary directly. If your Aventis ordinary shares are held in pure registered form (*nominatif pur*), you must first request that your shares be converted to administered registered form (*nominatif administré*) or to bearer form (*au porteur*). The conversion takes approximately one to five French business days.

Q: Will I have to pay any brokerage commissions or transaction fees? (See page 79)

A: Sanofi-Synthelabo will pay the brokerage fees, if any, and related value added taxes incurred by holders of Aventis securities tendering into the U.S. offer, up to a limit of 0.3% of the value of each Aventis security tendered, and subject to a maximum amount of €45 per account, including all taxes. Holders of Aventis securities will not be reimbursed for any brokerage fees in any event that the U.S. offer is withdrawn or is not completed because a condition has not been satisfied.

Q: What will happen to my Aventis stock options if these offers are completed? (See page 80)

A: If you hold exercisable Aventis stock options and you would like to tender the underlying Aventis ordinary shares into the U.S. offer, you must first exercise the options and then tender the underlying Aventis ordinary shares on or prior to the expiration date of the U.S. offer

according to the instructions given in this document.

Sanofi-Synthelabo has not had access to important information relating to Aventis's stock option plans, including the terms of these plans. If these offers are completed, Sanofi-Synthelabo intends to offer, subject to applicable law and regulations and any applicable restrictions, to exchange Aventis stock options (including stock purchase options and stock subscription options) or the Aventis ordinary shares received as a result of exercising these stock options, as more fully described under ''The U.S. Offer — Treatment of Aventis Stock Purchase Options, Aventis Stock Subscription Options and Aventis *BSA*s''.

Q: What will happen to my interests in any Aventis securities that I hold as a participant in any Aventis employee savings plan or employee share purchase plan? (See page 81)

A: Sanofi-Synthelabo has not had access to, and does not know, important information relating to Aventis's employee savings plans and employee share purchase plans, including the terms of these plans. If these offers are completed, Sanofi-Synthelabo intends to consider on a case-by-case basis proposing alternatives to participants in these plans that will allow them to exchange their interests in Aventis securities for interests in Sanofi-Synthelabo ordinary shares on terms and conditions substantially similar to those proposed to holders of unexercised Aventis stock options, as further described on page 81.

Q: Do I need to do anything if I want to retain my Aventis securities? (See page 73)

A: No. If you want to retain your Aventis securities, you do not need to take any action.

Q: What happens if the offers are withdrawn or are not successful? (See page 72)

A: If the offers for Aventis securities are withdrawn or are not successful, your Aventis securities will be returned to you without any other payment being due. This should occur within one to two French trading days following (i) the announcement of the withdrawal, or (ii) the publication by the AMF of the results of the offers, as the case may be.

Q: When will I know the outcome of the offers? (See page 72)

A: We expect that the AMF will publish the combined results of the offers for Aventis securities on a preliminary basis six or seven French trading days after the expiration date and on a definitive basis not more than nine French trading days after the expiration date of the offer. We will issue a press release regarding the results of the offers promptly after each announcement by the AMF. We will file those press releases with the SEC as amendments to our Schedule TO.

SUMMARY

To understand this U.S. offer and the businesses of Sanofi-Synthelabo and Aventis more fully, you should carefully read this entire prospectus and any documents incorporated by reference into this prospectus, including the sections under the headings ''Cautionary Statement Concerning Forward-Looking Statements'', and ''Risk Factors'', as well as Sanofi-Synthelabo's consolidated financial statements and notes thereto incorporated by reference into this prospectus, and Aventis's consolidated financial statements and notes thereto incorporated by reference into this prospectus.

The Companies

Sanofi-Synthelabo (See page 94)

174, avenue de France
75013 Paris, France
Tel: + 33 1 53 77 40 00

Sanofi-Synthelabo is an international pharmaceutical group engaged in the research, development, manufacture and marketing of pharmaceutical products for sale principally in the prescription market. Our prescription pharmaceuticals business specializes in four therapeutic areas: cardiovascular/thrombosis; central nervous system; internal medicine and oncology. In 2003, our consolidated net sales were €8,048 million, our net income was €2,076 million, we invested €1,316 million in research and development and employed over 33,000 people worldwide. On the basis of sales for the last twelve months ended September 30, 2003, Sanofi-Synthelabo is the second largest pharmaceutical group in France, the eighth largest pharmaceutical group in Western Europe and among the twenty largest pharmaceutical groups in the world (based on data from IMS Health).

Aventis (See page 98)

Espace Européen de l'Entreprise
67300 Schitigheim, France
Tel: + 33 3 88 99 11 00

Aventis is a global pharmaceutical company that discovers, develops, manufactures and markets branded prescription drugs and human vaccines to protect and improve the health of patients around the world. Aventis claims its therapeutic innovations rank among the leading treatments for lung and breast cancer, thrombosis, seasonal allergies, diabetes and hypertension. Aventis defines its core business as prescription drugs, human vaccines, its 50% interest in the Merial animal health joint venture, and its corporate activities. In 2003, according to Aventis's published reports, in its core business Aventis generated net sales of €16,791 million, net income of €2,444 million, invested €2,863 million in research

and development and employed approximately 69,000 people worldwide. On the basis of sales for the last twelve months ended September 30, 2003, we believe that Aventis is the largest pharmaceutical group in France, the third largest pharmaceutical group in Western Europe and among the ten largest pharmaceutical groups in the world (based on data from IMS Health).

U.S. Offer, French Offer and German Offer (See page 60)

Sanofi-Synthelabo is offering to acquire all of the outstanding Aventis ordinary shares through three separate offers for legal reasons in order to satisfy regulatory requirements.

The U.S. offer, the French offer and the German offer are being made on substantially similar terms and completion of the offers is subject to the same conditions.

The U.S. offer is open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located.

The French offer is open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer.

The German offer is open to all holders of Aventis ordinary shares who are located in Germany.

Terms of the U.S. Offer (See page 61)

Upon the terms and subject to the conditions set forth in this prospectus, we are offering:

- 0.8333 of a Sanofi-Synthelabo ordinary share and €11.50 in cash, without interest, in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; and

1

- 1.6667 Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share) and an amount in U.S. dollars equal to €11.50 in cash, without interest, in exchange for each outstanding Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn.

Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004 (the last trading day before rumors and press articles significantly affected the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares), the terms of the U.S. offer value each Aventis ordinary share at €60.43, representing a premium of 15.2% over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the last trading day before the public announcement of the U.S. offer, the terms of the U.S. offer value each Aventis ordinary share at €59.63, representing a premium of 3.6% over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date. For more information on the press articles and rumors that significantly affected share prices and share volumes, see ''Financial Analyses of the Offers — Preliminary Information''. Based on the closing price of €54.00 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, the terms of the U.S. offer value each Aventis ordinary share at €56.50, representing a discount of (9.9)% to the closing price of €62.70 for Aventis ordinary shares on Euronext Paris on that date.

Based on a price of $37.05 per Sanofi-Synthelabo ADS, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ADSs on the NYSE during the calendar month ended on January 21, 2004, and the average exchange rate of €1 = $1.2606 during the same period, the terms of the U.S. offer value each Aventis ADS at $76.24, representing a premium of 14.7% over the average daily closing price, weighted by volume, for Aventis

ADSs on the NYSE during the same period, which was $66.50 per Aventis ADS. Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the U.S. offer, and an exchange rate of €1 = $1.2610, the terms of the U.S. offer value each Aventis ADS at $76.18, representing a premium of 4.4% over the closing price of $73.00 for Aventis ADSs on the NYSE on that date. Based on the closing price of $32.66 for Sanofi-Synthelabo ADSs on the NYSE on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, and an exchange rate of €1 = $1.2088, the terms of the U.S. offer value each Aventis ADS at $68.33, representing a discount of (9.8)% to the closing price of $75.75 for Aventis ADSs on the NYSE on that date.

Mix and Match Election (See page 62)

The U.S. offer includes a mix and match election feature whereby tendering holders of Aventis securities may elect to receive, in lieu of the mix of consideration described above:

- 1.0294 Sanofi-Synthelabo ordinary shares in exchange for each Aventis ordinary share tendered; or 2.0588 Sanofi-Synthelabo ADSs in exchange for each Aventis ADS tendered; or

- €60.43 in cash, without interest, in exchange for each ordinary share of Aventis tendered or an amount in U.S. dollars equal to €60.43, in cash, without interest, in exchange for each Aventis ADS tendered.

You are not required to make any election (in which case you will automatically receive the standard entitlement) or to make the same election for all of the Aventis ordinary shares or Aventis ADSs that you tender. However, your election will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Aventis securities in the U.S. offer, the French offer and the German offer. To the extent that elections cannot be satisfied in full, they will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the settlement date of the offers), 81.0% of the Aventis securities tendered in the U.S. offer, the French offer and the German offer will be exchanged for Sanofi-Synthelabo ordinary shares

(including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 19.0% will be exchanged for cash.

See ''Risk Factors — If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless of whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.''

Consideration Offered after Payment of Aventis Dividends (See page 67)

If Aventis pays any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the offers, the consideration offered in exchange for each Aventis ordinary share tendered and each Aventis ADS tendered will be reduced by an equivalent value in the manner described under ''The U.S. Offer — Consideration Offered after Payment of Aventis Dividends''.

Entitlement to Sanofi-Synthelabo Dividends (See page 69)

In respect of any Sanofi-Synthelabo ordinary share, including any Sanofi-Synthelabo ordinary share represented by Sanofi-Synthelabo ADSs, that you receive in exchange for the Aventis ordinary shares or Aventis ADSs that you tender in the U.S. offer, you will be entitled to receive any annual dividend with respect to Sanofi-Synthelabo's 2003 results that is approved on the Sanofi-Synthelabo ordinary shares and any other dividend that is paid after the settlement of the offers. See ''The U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends''.

No Fractional Shares (See page 62)

No fractional Sanofi-Synthelabo ordinary shares or fractional Sanofi-Synthelabo ADSs will be issued in connection with the U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ordinary share or Sanofi-Synthelabo ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer, you will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ordinary share, net of expenses, realized on Euronext Paris or the average sale price per Sanofi-Synthelabo ADS, net of expenses, realized on the NYSE, as applicable in the sale of all the aggregated fractional Sanofi-Synthelabo ordinary shares or all of the aggregated fractional Sanofi-Synthelabo ADSs that would have otherwise been issued in the offers.

Payment of Cash Consideration (See page 61)

The cash consideration (including any cash paid in lieu of any fraction of a Sanofi-Synthelabo ordinary share) paid to tendering holders of Aventis ordinary shares will be paid in euros. The cash consideration (including any cash paid in lieu of any fraction of a Sanofi-Synthelabo ADS) paid to tendering holders of Aventis ADSs will be converted into U.S. dollars on the day that it is received by the U.S. ADS exchange agent at the then prevailing spot market rate and distributed, net of any expenses incurred, to the tendering holders of Aventis ADSs.

Ownership of Sanofi-Synthelabo after Completion of the Offers (See page 69)

If all of the Aventis securities are validly tendered and exchanged, pursuant to the terms of the U.S. offer, the French offer and the German offer, immediately after the exchange, on a diluted basis taking into account all in-the-money options and *BSA*s that are exercisable as of the expected closing date:

- the former holders, other than Aventis, of Aventis securities will own approximately 49% of the share capital and approximately 39% of the voting rights of Sanofi-Synthelabo, and

- the current holders, other than Sanofi-Synthelabo, of Sanofi-Synthelabo securities will hold approximately 51% of the share capital and approximately 61% of the voting rights of Sanofi-Synthelabo.

After completion of the offers, you will hold securities of a company larger than Aventis. Accordingly, you will have lower ownership and voting percentages of Sanofi-Synthelabo than you now have in Aventis.

Conditions to the U.S. Offer (See page 70)

Minimum tender condition

Sanofi-Synthelabo will not be obligated to purchase any tendered Aventis securities pursuant to the U.S. offer unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not withdrawn in the U.S. offer, the French offer and the German offer, on a combined basis. We refer to this condition as the ''minimum tender condition''.

We may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the offers. Under French law and regulations, a waiver of the minimum tender condition is deemed an improved offer and may cause the AMF to extend the offer period and the AMF may also declare your tenders null and void. Unless we have waived the minimum tender condition, if the minimum tender condition is not satisfied the offers will not be completed.

Neither Sanofi-Synthelabo nor holders of Aventis securities will know whether the minimum tender condition has been satisfied until the results of the offers are published by the AMF following the expiration date of the offer.

Antitrust condition

Sanofi-Synthelabo's obligation to complete the offers is subject to the conditions that the applicable waiting period under the U.S. Hart-Scott-Rodino Act of 1976 has expired or been terminated and no order has been entered prohibiting the transaction.

We refer to this condition as the ''antitrust condition''. Because the offers are subject to the antitrust condition, under applicable French law, the French offer will lapse (''*est caduque*'', meaning it is null and void) as soon as the U.S. Federal Trade Commission issues a second request for information before the expiration of the HSR waiting period. If the French offer lapses for this reason, we will withdraw the U.S. offer and the German offer.

Share issuance condition

In addition, Sanofi-Synthelabo's obligation to complete the U.S. offer is subject to the condition that the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the U.S. offer, the French offer and the German offer has

been duly approved by the shareholders of Sanofi-Synthelabo at an extraordinary meeting of shareholders to be held for this purpose. We refer to this condition as the ''share issuance condition''.

Grounds for Withdrawing the Offers (See page 71)

In accordance with French law and regulations, Sanofi-Synthelabo reserves the right to withdraw the offers:

- within five French trading days following the date of the publication by the AMF of the offer timetable for a competing offer for Aventis or an improved offer by a competing bidder; or

- with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results of the offers, Aventis adopts definitive measures that modify Aventis's substance (''*modifiant sa consistance*'') or if the offers become irrelevant (''*sans objet*'') under French law.

Under French law, if, during the period of these offers, another offer for Aventis is approved by the AMF, your tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, your tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the U.S. offer, if the U.S. offer remains outstanding, you will be required to re-tender your Aventis securities.

Expiration Date; Extension of the Offer (See page 72)

The U.S. offer will expire at 5:00 p.m., New York City time on May 28, 2004, unless:

- the AMF sets a later expiration date for the tender period of the French offer,

- the AMF has not set an expiration date for the French offer by May 28, 2004,

- the AMF subsequently extends the tender period of the French offer, or

- the offers lapse or are withdrawn prior to that time.

Under French tender offer rules, it is the AMF that sets the expiration date for the French offer. The

AMF also has the sole authority to determine whether or not to subsequently extend the French tender period. Sanofi-Synthelabo may not itself extend the tender period for the French offer.

In connection with the appeals by Aventis of the AMF's clearance decision *(avis de recevabilité)* and the AMF's decision to grant a *visa* for Sanofi-Synthelabo's French offer prospectus, the AMF has undertaken to set the expiration date of the French offer to be at least eight days after the Court of Appeals of Paris announces its decision on the appeals by Aventis. In any event, under its regulations, the AMF will announce the expiration date of the French offer only after the AMF has received evidence that the FTC has approved the acquisition of the Aventis ordinary shares pursuant to the offers.

If the initial expiration date of the French offer is later than May 28, 2004, or if the French offer period is extended, we will issue a press release announcing a corresponding extension of the U.S. offer.

Publication of Results (See page 72)

We expect the definitive results of this U.S. offer, the French offer and the German offer to be published by the AMF not more than nine French trading days following the expiration date of the offers. However, if the AMF determines that the minimum tender condition has been satisfied, the AMF will publish provisional results prior to its publication of the definitive results.

Subsequent Offering Period (See page 72)

If, as a result of the U.S. offer, the French offer and the German offer, we acquire in aggregate between two-thirds and 95% of Aventis's total share capital and voting rights, or more than 50% if there was a concurrent competing offer for Aventis securities, we intend to provide a subsequent offering period of at least 10 French trading days. We will announce the subsequent offering period as soon as practicable, but in no event later than 10 French trading days, after the AMF publishes the definitive results of the offers.

In the event of a subsequent offering period, we will offer the same consideration that was offered during the initial offering period.

Sanofi-Synthelabo will accept any and all Aventis securities tendered during the subsequent offering period and not validly withdrawn prior to the expiration of the subsequent offering period.

Procedures for Tendering Aventis Securities (See page 73)

The procedure for tendering Aventis securities varies depending on a number of factors, including:

- whether you hold Aventis ordinary shares or Aventis ADSs;

- whether you possess physical certificates or a financial intermediary holds physical certificates for your Aventis securities;

- whether you hold your securities in book-entry form; and

- whether you hold your Aventis securities through a financial intermediary in the United States or France.

You should read carefully the procedures for tendering your Aventis securities beginning on page 73 of this prospectus as well as the related transmittal materials enclosed with this prospectus.

Withdrawal Rights (See page 77)

You have the right to withdraw any Aventis securities that you have tendered at any time prior to and including the expiration date. If a subsequent offering period is provided, you will have the right to withdraw Aventis securities tendered during that subsequent period at any time prior to its expiration.

For a withdrawal to be effective, the French financial intermediary, the German financial intermediary, the U.S. custodian or the U.S. ADS exchange agent, as applicable, must receive a written notice of withdrawal prior to the expiration date of the offer or the subsequent offering period, as applicable.

Withdrawn Aventis securities may be retendered prior to the expiration of the offer period or the subsequent offering period, as applicable, by following the appropriate tender procedures.

Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date (See page 78)

If these offers are successful, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs and cash will be delivered to tendering holders following the publication by the AMF of the final results of the offers. If the offers are consummated, settlement is currently expected to take place approximately 12 to 18 French trading days following the expiration date of the offers.

In the event of a subsequent offering period, if any, settlement with respect of the Aventis securities tendered during that subsequent offering period is expected to occur within 12 to 18 French trading days following the expiration of that subsequent offer period.

With respect to tendered Aventis ADSs only, the cash consideration payable in the U.S. offer will be paid in U.S. dollars calculated by converting the applicable amount in euros into U.S. dollars using a current spot exchange rate.

If your Sanofi-Synthelabo ADSs will be evidenced by ADRs registered in your name, you may not receive the certificates until approximately two weeks after the settlement date.

Future Plans for Aventis; Minority Buy-out; Compulsory Acquisition (See page 88)

Sanofi-Synthelabo presently intends to take control of Aventis as soon as practicable after the offers by seeking maximum representation on Aventis's supervisory board (*conseil de surveillance*) and, if necessary, causing the supervisory board to appoint a new management board (*directoire*).

If Sanofi-Synthelabo acquires Aventis securities representing at least 95% of the total voting rights in Aventis, Sanofi-Synthelabo will have the right, but not the obligation, to launch, subject to applicable law and the requisite approvals, including the approval by the AMF, a minority buy-out offer (*offre publique de retrait*), which, if following the minority buy-out Sanofi-Synthelabo also holds at least 95% of the total share capital in Aventis, may be followed by a compulsory acquisition (*retrait obligatoire*), of all remaining Aventis securities not held by Sanofi-Synthelabo.

The AMF would establish the offer timetable for any such minority buy-out or compulsory acquisition. The value and form of the consideration offered in any such minority buy-out may be different from the value and form of the consideration offered in the U.S. offer, the French offer and the German offer. Only cash consideration may be paid in any such compulsory acquisition, the value of which may be different from the value of the consideration offered in the U.S. offer, the French offer and the German offer. If such minority buy-out or compulsory acquisition constitutes a tender offer for U.S. securities law purposes, it may be made to U.S. holders of Aventis securities in reliance on the ''Tier I'' exemption from the U.S. tender offer rules pursuant to Regulation 14D promulgated under the Exchange Act, and would be made in accordance with French law only. Further, any Sanofi-Synthelabo securities forming part of the consideration offered in any such minority buy-out would be exempt from registration pursuant to Rule 802 promulgated under the Securities Act.

After the expiration of the offers, including any subsequent offering period, Sanofi-Synthelabo reserves the right to acquire additional Aventis securities through open market purchases, negotiated trades, another tender offer, or otherwise, on terms and conditions it may determine, in each case subject to applicable law.

Market for Aventis Securities after the Offers (See page 90)

If Sanofi-Synthelabo were to launch a minority buy-out, it may then petition Euronext Paris to cause the delisting of the Aventis ordinary shares. After any compulsory acquisition, Euronext Paris would automatically delist the Aventis ordinary shares. In addition, subject to the completion of the offers, Sanofi-Synthelabo intends to cause Aventis to terminate its deposit agreement with the depositary for the Aventis ADSs, and to petition, or cause Aventis to petition, the NYSE to delist the Aventis ADSs.

Comparison of the Rights of Holders of Aventis Ordinary Shares and Sanofi-Synthelabo Ordinary Shares (See page 137)

There are differences between the rights of a shareholder in Aventis and the rights of a shareholder in Sanofi-Synthelabo. We urge you to review the discussion under ''Comparison of Shareholders' Rights'' for a summary of these differences.

Accounting Treatment (See page 82)

The acquisition of the Aventis securities will be accounted for using the purchase method under both French and U.S. GAAP.

Regulatory Approvals (See page 82)

Under Council Regulation (EEC) No. 4064/89, the European Commission or any member state of the European Union that has successfully sought jurisdiction to review the offers under its national competition law must approve our acquisition of Aventis. However, we may complete the offers before this approval is received and completion of the offers is not conditioned on the approval of any European

competition regulator. Our acquisition of Aventis must also be reviewed by the U.S. Federal Trade Commission and completion of the offers is conditioned on the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act of 1976.

Listing of Sanofi-Synthelabo Ordinary Shares and Sanofi-Synthelabo ADSs (See page 80)

Sanofi-Synthelabo ordinary shares are currently listed and admitted to trade on Euronext Paris. Sanofi-Synthelabo ADSs are currently listed and admitted to trade on the NYSE. Sanofi-Synthelabo will also apply for the supplemental listing of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in these offers on Euronext Paris and on the NYSE, as applicable.

Interests of Directors and Executive Officers of Sanofi-Synthelabo and Aventis (See page 144)

Based on the number of Sanofi-Synthelabo ordinary shares issued and outstanding on December 31, 2003, the directors (other than L'Oréal and Total, but including their permanent representatives) and executive officers of Sanofi-Synthelabo, individually and the group as a whole, beneficially held less than one percent of the issued and outstanding Sanofi-Synthelabo ordinary shares.

Aventis's Annual Report on Form 20-F for the year ended December 31, 2003 states that, as of March 1, 2004, all of the 23 members of Aventis's supervisory board (*conseil de surveillance*) and management board (*directoire*), individually and the group as a whole, held less than one percent of the share capital of Aventis, including any Aventis ordinary shares held indirectly and assuming the exercise of all of their options.

Material French Tax and U.S. Federal Income Tax Consequences of the Exchange (See page 84)

French taxation

The following applies to you if you are a non-resident of France and you are not a member of a special class of taxpayers (as described under ''Material French Tax and U.S. Federal Income Tax Consequences'' below) for French tax purposes. You will not be subject to French tax on any capital gain or loss recognized, for French tax purposes, as a result of exchanging your Aventis securities pursuant to the U.S. offer, unless you have a permanent establishment or fixed base in France and the Aventis securities exchanged are part of the business property of that permanent establishment or fixed base. The gain or loss, if any, will equal the difference between the fair market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs plus the amount of cash that you receive in the exchange and your tax basis in the Aventis securities that you exchange.

United States federal income taxation

The following applies to you if you are a U.S. holder (as defined under ''Material French Tax and U.S. Federal Income Tax Consequences'') and you are not a member of a special class of taxpayers (as described under ''Material French Tax and U.S. Federal Income Tax Consequences'') for U.S. federal income tax purposes. As a result of exchanging your Aventis securities pursuant to the U.S. offer, you will generally recognize gain or loss, if any, for United States federal income tax purposes in an amount equal to the difference between the fair market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs plus the amount of cash that you receive in the exchange and the U.S. dollar value of your adjusted tax basis in your Aventis securities exchanged.

In general, if you are a non-U.S. holder (as defined in ''Material French Tax and U.S. Federal Income Tax Consequences''), you will not be subject to United States federal income taxation on any gain or loss recognized in exchanging your Aventis securities. Exceptions, however, are described under ''Material French Tax and U.S. Federal Income Tax Consequences — Tax Consequences of Exchanging Aventis Securities — United States federal income taxation — Non-U.S. holders''.

The U.S. ADS Exchange Agent (See page 79)

The Bank of New York has been appointed U.S. ADS exchange agent in connection with the U.S. offer. Your ADS letter of transmittal (or facsimile copies thereof) and certificates for Aventis ADSs should be sent by each tendering Aventis securityholder or his or her broker, dealer, bank or other nominee to the U.S. ADS exchange agent at the addresses set forth on the back cover of this prospectus.

Appraisal Rights (See page 83)

Neither holders of Aventis ordinary shares nor holders of Aventis ADSs are entitled to appraisal

rights with respect to the U.S. offer as a matter of French law.

Additional Information (See page 150)

If you have questions or want copies of additional documents, you may contact:

The information agent:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

or

The joint dealer-managers:

Merrill Lynch & Co.,
Merrill Lynch, Pierce, Fenner & Smith Incorporated
4 World Financial Center
New York, New York 10080
Toll-Free Call: (866) 276-1462

and

BNP PARIBAS
BNP Paribas Securities Corp.
The Equitable Tower, 787 Seventh Avenue
New York, New York 10019
(212) 841-3700

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
OF SANOFI-SYNTHELABO

The following statements of income data for each of the three years in the three-year period ended December 31, 2003 and the balance sheet data at December 31, 2003, 2002 and 2001 have been derived from Sanofi-Synthelabo's consolidated financial statements incorporated by reference into this document, which have been audited by PricewaterhouseCoopers Audit and Ernst & Young Audit, each independent accountants. The statement of income data for the years ended December 31, 2000 and 1999 and the balance sheet data at December 31, 2000 and 1999 have been derived from the following financial statements, which are not incorporated by reference into this document:

- Sanofi-Synthelabo's audited consolidated financial statements as of, and for the year ended, December 31, 2000;

- Sanofi-Synthelabo's audited consolidated balance sheet as of December 31, 1999;

- Sanofi-Synthelabo's audited consolidated statement of income for the six months ended December 31, 1999;

- Sanofi-Synthelabo's unaudited pro forma statement of income for the year ended December 31, 1999;

- the audited consolidated financial statements of Sanofi for the six months ended June 30, 1999; and

- the audited consolidated financial statements of Synthelabo for the six months ended June 30, 1999 (gross profit and operating profit data are unaudited as they are derived from management accounts and reflect classification differences to conform to the presentation of the selected financial data of Sanofi for such periods).

The data derived from Sanofi-Synthelabo's pro forma statement of income for the year ended December 31, 1999 are presented for illustrative purposes only, and do not necessarily reflect the actual results that would have been realized had Sanofi and Synthelabo operated on a combined basis for all of 1999. Due to the merger of Sanofi and Synthelabo, the selected financial data of Sanofi and Synthelabo, as well as Sanofi-Synthelabo's selected financial data for the second half of 1999, are not comparable to Sanofi-Synthelabo's selected financial data for 2000, 2001, 2002 and 2003.

The first table below presents selected financial data for Sanofi-Synthelabo for the second half of 1999, and all of 2000, 2001, 2002 and 2003, as well as selected pro forma financial data for 1999. The second table presents selected financial data for Sanofi and Synthelabo for the first half of 1999.

You should read the data below in conjunction with Sanofi-Synthelabo's consolidated financial statements (including the notes thereto) and Item 5, ''Operating and Financial Review and Prospects'', in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this document.

Sanofi-Synthelabo reports its financial results in euros and in conformity with French GAAP, with a reconciliation to U.S. GAAP. Sanofi-Synthelabo also publishes condensed U.S. GAAP information. A description of the principal differences between French GAAP and U.S. GAAP as they relate to Sanofi-Synthelabo's consolidated financial statements are set forth in Note G to Sanofi-Synthelabo's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this document.

	Six months ended December 31, 1999	As of and for the year ended December 31,				
		1999 (pro forma unaudited)	2000	2001	2002	2003
		(In millions of euros, except per share data)				
Income statement data: (b)						
French GAAP						
Net sales	2,658	5,350	5,963	6,488	7,448	8,048
Gross profit	1,889	3,744	4,521	5,235	6,070	6,620
Operating profit	531	971	1,577	2,106	2,614	3,075
Net income	342	625	985	1,585	1,759	2,076
Earnings per share: basic (a) and diluted	0.47	0.85	1.35	2.17	2.42	2.95
Balance sheet data: (b)						
French GAAP						
Property, plant and equipment, net	1,143		1,217	1,229	1,395	1,449
Total assets	6,824		7,845	9,967	9,459	9,749
Long-term debt	137		121	119	65	53
Total shareholders' equity	3,578		4,304	5,768	6,035	6,323
U.S. GAAP Data: (c)						
French GAAP net income			985	1,585	1,759	2,076
Purchase accounting adjustments			(606)	(445)	(311)	(269)
Provisions and other liabilities			(99)	(23)	–	–
Stock-based compensation (f)			(5)	(8)	(8)	(50)
Revenue recognition - U.S. BMS alliance			(8)	(136)	117	33
Other			104	(42)	31	(16)
Income tax effects			221	167	52	91
Subtotal U.S. GAAP adjustments			(393)	(487)	(119)	(211)
U.S. GAAP net income	–	–	592	1,098	1,640	1,865
French GAAP shareholders' equity			4,304	5,768	6,035	6,323
Purchase accounting adjustments			9,479	8,927	8,576	8,267
Provisions and other liabilities			110	35	–	–
Revenue recognition - U.S. BMS alliance			(21)	(160)	(35)	–
Other			(168)	(456)	(695)	(635)
Income tax effects			(1,563)	(1,365)	(1,282)	(1,219)
Subtotal U.S. GAAP adjustments			7,837	6,981	6,564	6,413
U.S. GAAP shareholders' equity	–	–	12,141	12,749	12,599	12,736
U.S. GAAP earnings per share						
Basic (d)			0.82	1.52	2.30	2.71
Diluted (e)			0.82	1.51	2.28	2.70

(a) Based on the weighted average number of shares outstanding in each year, equal to 731,232,525 shares in 2000, 731,711,225 shares in 2001, 727,686,372 shares in 2002, and 702,745,208 shares in 2003. For 1999, the weighted average number of shares outstanding for the six months ended December 31, 1999 was equal to 731,011,354, and for the full year (pro forma) it was equal to 730,783,868. Each Sanofi-Synthelabo ADS represents one-half of one Sanofi-Synthelabo ordinary share.

(b) As discussed in Note B.2 to the consolidated financial statements as of, and for the year ended, December 31, 2003 included in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, Sanofi-Synthelabo changed its method of accounting for liabilities as of January 1, 2002. The impact of this change on shareholders' equity was €24 million.

(c) As discussed in Note G.3.1 to Sanofi-Synthelabo's consolidated financial statements as of, and for the year ended, December 31, 2003 included in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, Sanofi-Synthelabo applied Statement of Financial Accounting Standard 142, Goodwill and Other Intangible Assets, as of January 1, 2002.

(d) Based on the weighted average number of shares outstanding in each year used to compute basic earnings per share, equal to 723,095,521 shares in 2000, 720,726,645 shares in 2001, 714,322,379 shares in 2002 and 689,018,905 shares in 2003.

(e) Based on the weighted average number of shares outstanding in each year used to compute diluted earnings per share, equal to 726,783,765 shares in 2000, 725,665,764 shares in 2001, 718,041,806 shares in 2002 and 691,120,198 shares in 2003.

(f) As discussed in Note G.1.C to Sanofi-Synthelabo's consolidated financial statements as of, and for the year ended, December 31, 2003, included in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, Sanofi-Synthelabo voluntarily adopted the fair value recognition provisions of Financial Accounting Standard 123, Accounting for Stock-Based Compensation, as of January 1, 2003.

	Sanofi	Synthelabo
	Six months ended June 30, 1999	Six months ended June 30, 1999
		(unaudited)(b)
	(In millions of euros, except per share data)	
Income statement data:		
French GAAP		
Net sales	1,880	995
Gross profit	1,264	734
Operating profit	272	180
Net income	146	109
Earnings per share: basic and diluted (a)	0.30	2.26
Balance sheet data:		
French GAAP		
Property, plant and equipment, net	753	281
Total assets	6,197	2,021
Long-term debt	39	58
Total shareholders' equity	4,331	1,155

(a) Due to the merger, per share data for Sanofi and Synthelabo are not meaningful.

(b) Gross profit and operating profit data are unaudited. All other data are audited.

SUMMARY SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF AVENTIS

The following statements of income data for each of the three years in the three-year period ended December 31, 2003 and the balance sheet data at December 31, 2003, 2002 and 2001 have been derived from Aventis's consolidated financial statements incorporated by reference into this document, which have been audited by PricewaterhouseCoopers, independent auditors. The statements of income data for the years ended December 31, 2000 and 1999 and the balance sheet data at December 31, 2000 and 1999 have been derived from Aventis's (Rhône-Poulenc's for periods before December 15, 1999) audited consolidated financial statements for those years, which have not been incorporated by reference into this document.

You should read the data below in conjunction with Aventis's consolidated financial statements (including the notes thereto) and Item 5 ''Operating and Financial Review and Prospects'' in Aventis's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this document.

Aventis reports its financial results in euros and in conformity with French GAAP, with a reconciliation to U.S. GAAP. Aventis also publishes condensed U.S. GAAP information. A description of the principal differences between French GAAP and U.S. GAAP as they relate to Aventis's consolidated financial statements is set forth in Note 34 to Aventis's audited consolidated financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2003.

	As of and for the year ended December 31,				
	1999 (1)	2000	2001	2002	2003
	(In millions of euros, except per share data)				
Income statement data:					
French GAAP					
Net sales	12,598	22,304	22,941	20,622	17,815
Gross profit	6,247	13,835	14,998	14,044	12,438
Operating profit	(544)	617	3,639	2,830	3,670
Net income (2)	(970)	(147)	1,505	2,091	1,901
Earnings per share — Basic (3)	(2.49)	(0.19)	1.91	2.64	2.42
Earnings per share — Diluted (4)	(2.49)	(0.19)	1.89	2.61	2.41
Balance sheet data:					
French GAAP					
Property, plant and equipment, net	7,496	7,498	5,740	4,455	4,130
Total assets	41,578	42,183	39,234	31,073	28,277
Long-term debt (5)	6,437	8,216	4,652	1,787	3,158
Total shareholders' equity	10,371	10,561	12,021	11,335	10,434
U.S. GAAP Data:					
French GAAP net income		(147)	1,505	2,091	1,901
Purchase accounting adjustments		(1,209)	(791)	(901)	(430)
Adjusting result on disposal of Aventis CropScience		–	–	(837)	–
Application of FAS 142		–	–	1,048	491
Other adjustments		(90)	(86)	51	(71)
Income tax effects		634	81	433	137
Minority interests		104	29	8	–
Sub-total U.S. GAAP adjustments		(561)	(767)	(198)	127
U.S. GAAP net income		(708)	738	1,893	2,028
French GAAP shareholders' equity	–	10,561	12,021	11,335	10,434
Purchase accounting adjustments and application of FAS 142		8,620	7,991	6,489	6,173
Other adjustments		585	(267)	(818)	(955)
Income tax effects		(2,587)	(2,285)	(1,225)	(958)
Minority interests		80	122	3	(10)
Sub-total U.S. GAAP adjustments		6,698	5,561	4,449	4,250
U.S. GAAP shareholders' equity		17,258	17,582	15,784	14,684
U.S. GAAP earnings per share					
Basic (3)		(0.91)	0.94	2.39	2.58
Diluted (4)		(0.91)	0.93	2.37	2.57

(1) Euro amounts for dates and periods prior to January 1, 1999, are translated at the rate set on January 1, 1999, of €1.00 = FF 6.55957.

(2) Common shares consist of Ordinary Shares ''A'' and the Preferred Shares ''B''. In 1998, Rhône-Poulenc converted all 926,820 issued Preferred Shares ''B'' into Ordinary Shares ''A'' on a one-to-one basis.

(3) Based on the weighted average number of shares outstanding in each year, equal to 390,147,598 shares in 1999, 780,546,131 shares in 2000, 787,553,585 shares in 2001, 793,412,151 shares in 2002, and 785,905,944 shares in 2003. Each Aventis ADS represents one Aventis ordinary share.

(4) Based on the weighted average number of shares outstanding in each year used to computed diluted earning per share, equal to 390,147,598 shares in 1999, 780,546,131 shares in 2000, 796,025,518 shares in 2001, 800,079,916 shares in 2002 and 788,252,669 shares in 2003.

(5) Long-term debt includes the debt relating to capitalized leases but does not include the current portion of long-term debt.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following selected unaudited pro forma condensed combined financial information, which gives effect to the offers, is presented in euros and reflects the combination of Sanofi-Synthelabo and Aventis using the purchase method under French GAAP. The pro forma adjustments are based upon available information and certain assumptions that Sanofi-Synthelabo believes are reasonable, including the assumptions that pursuant to the offers:

- all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €11.50 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

- all of the outstanding Aventis stock options remain outstanding and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.0294 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

- the cash consideration paid in the offers is financed by €8,964 million of new Sanofi-Synthelabo debt at an interest rate of 3.5%.

The selected unaudited pro forma combined financial information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the U.S. offer, the French offer and the German offer been completed during the periods presented, nor is the selected unaudited pro forma combined financial information necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma combined financial information does not reflect any cost savings or other synergies which may result from the acquisition of Aventis or the effect of asset dispositions, if any, that may be required by regulatory authorities. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis's accounting policies, there can be no assurance that the accounting policies of Aventis conform to those of Sanofi-Synthelabo.

This selected unaudited pro forma combined financial information has been derived from and should be read in conjunction with the ''Unaudited Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis'' and the related notes included in this prospectus, and with the respective consolidated financial information of Sanofi-Synthelabo and Aventis as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus. All amounts are stated in euros. This pro forma information is subject to risks and uncertainties, including those discussed under ''Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations'' and ''Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and, as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus may be incorrect.''

The pro forma financial information is based on preliminary estimates and assumptions, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo's management, the excess of purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo's management based on available public information. The final allocation of the purchase price will be completed after the asset and liability valuations are finalized by Sanofi-Synthelabo's management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

Selected Unaudited Pro Forma Condensed Combined Financial Information

	Year Ended December 31, 2003
	(Unaudited and in millions of euros, except per share amounts)
French GAAP:	
Combined pro forma net sales	25,863
Combined pro forma gross profit	16,958
Combined pro forma operating profit	1,186
Combined pro forma net income	(3,651)
Combined pro forma net income before non-recurring charges or credit directly attributable to the transaction	1,705
Earnings per share – basic; based on pro forma net income (1)	(2.70)
Earnings per share – diluted; based on pro forma net income (2)	(2.70)
Earnings per share – basic; based on pro forma net income before non-recurring charges or credit directly attributable to the transaction (1)	1.26
Earnings per share – diluted; based on pro forma net income before non-recurring charges or credit directly attributable to the transaction (2)	1.26
U.S. GAAP Data:	
French GAAP combined pro forma net income before non-recurring charges or credit directly attributable to the transaction	1,705
Differences between U.S. GAAP and French GAAP, as they relate to Sanofi-Synthelabo	(211)
Differences between U.S. GAAP and French GAAP, as they relate to Aventis	127
Reversal of the write-off of historical goodwill amortization under French GAAP	(480)
Elimination of additional historical goodwill and intangible assets amortization and impairment under U.S. GAAP	301
Reversal of goodwill amortization under French GAAP	698
Income tax effect on the above adjustments	(106)
Elimination of discontinued operations, extraordinary items, or the cumulative effects of accounting changes	322
Sub-total U.S. GAAP adjustments	651
U.S. GAAP combined pro forma net income from continuing operations before non-recurring charges or credit directly attributable to the transaction	2,356
U.S. GAAP earnings per share, based on combined pro forma net income from continuing operations before non-recurring charges or credit directly attributable to the transaction	
Basic	1.76
Diluted	1.76

(1) Based on the pro forma weighted average number of shares outstanding of 1,352,276,532 for the year ended December 31, 2003.

(2) Based on the pro forma weighted average number of shares outstanding of 1,352,452,269 for the year ended December 31, 2003.

	As of December 31, 2003
	(Unaudited and in millions of euros)
French GAAP:	
Property, plant and equipment, net	5,579
Total assets	82,793
Long-term debt	12,175
Total shareholders' equity	39,979
U.S. GAAP Data:	
French GAAP combined pro forma shareholders' equity	39,979
Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo	6,413
Differences between French GAAP and U.S. GAAP, as they relate to Aventis	4,250
To remove the U.S. GAAP differences of Aventis on shareholders' equity	(4,250)
Sub-total U.S. GAAP adjustments	6,413
U.S. GAAP combined pro forma shareholders' equity	46,392

Unaudited Capitalization

	Pro Forma Combined Entity December 31, 2003 (French GAAP)
	(Unaudited and in millions of euros)
Short-term borrowings	2,083
Debt maturing within one year	159
Debt not maturing within one year (1)	12,175
Total debt	14,417
Shareholders' Equity	
Ordinary shares	2,765
Other	37,214
Total shareholders' equity	39,979
Consolidated Capitalization	54,396

(1) For purposes of the unaudited pro forma combined balance sheet, the new credit facility has been classified as debt not maturing within one year.

COMPARATIVE PER SHARE MARKET INFORMATION

Sanofi-Synthelabo ordinary shares are listed on the *Premier Marché* of Euronext Paris under the symbol ''SAN'', and Sanofi-Synthelabo ADSs are listed on the NYSE under the symbol ''SNY''. Aventis ordinary shares are listed on Euronext Paris under the symbol ''AVE'' and Aventis ADSs are listed on the NYSE under the symbol ''AVE''. The following table presents the closing market prices per security for Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and Aventis ordinary shares and Aventis ADSs in euros or U.S. dollars, as the case may be:

- as reported on Euronext Paris for Sanofi-Synthelabo ordinary shares and Aventis ordinary shares; and

- as reported on the NYSE for Sanofi-Synthelabo ADSs and Aventis ADSs.

In each case the prices are given:

- as of January 21, 2004, which was the last full trading day on Euronext Paris before rumors and press articles significantly affected the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares; for more information, see ''Financial Analyses of the Offers — Preliminary Information'';

- as of January 23, 2004, which was the last full trading day on the Euronext Paris and on the NYSE, prior to the public announcement of the proposed offers; and

- as of April 8, 2004, which was the most recent practicable trading day prior to the date of this prospectus.

See ''Market Price and Dividend Data'' for further information about historical market prices of these securities.

The following table also presents the implied equivalent value per security for Aventis ordinary shares in euros and Aventis ADSs in U.S. dollars. The implied equivalent value of an Aventis ordinary share was calculated by multiplying the closing market price per Sanofi-Synthelabo ordinary share by 0.8333, the exchange ratio for each Aventis ordinary share in the U.S. offer, and then adding to that amount the cash portion of the exchange consideration of €11.50 for each Aventis ordinary share. The implied equivalent value of an Aventis ADS was calculated by multiplying the closing market prices per Sanofi-Synthelabo ADS by 1.6667, the applicable ratio for each Aventis ADS in the U.S. offer, and then adding to that amount an amount in U.S. dollars equal to the cash portion of the exchange consideration of €11.50 for each Aventis ADS.

In calculating the implied equivalent value per Aventis ADS, amounts in euros have been translated into U.S. dollars at a rate of €1.00 = $1.2617, which was the Federal Reserve Bank of New York noon buying rate on January 21, 2004, at a rate of €1.00 = $1.2610, which was the Federal Reserve Bank of New York noon buying rate on January 23, 2004, and at a rate of €1.00 = $1.2088, which was the Federal Reserve Bank of New York noon buying rate on April 8, 2004, as applicable.

	Sanofi-Synthelabo		Aventis		Implied Equivalent Value per Aventis Security	
	Ordinary Shares (Euro)	ADSs (U.S. $)	Ordinary Shares (Euro)	ADSs (U.S. $)	Ordinary Shares (Euro)	ADSs (U.S. $)
January 21, 2004	€60.00	$38.11	€53.80	$68.50	€61.50	$78.03
January 23, 2004	€57.75	$37.01	€57.55	$73.00	€59.63	$76.18
April 8, 2004	€54.00	$32.66	€62.70	$75.75	€56.50	$68.33

The market prices of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and Aventis ordinary shares and Aventis ADSs are likely to fluctuate prior to the expiration date of these offers and cannot be predicted. We urge you to obtain current market information regarding Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and Aventis ordinary shares and Aventis ADSs.

The following table presents, as of the same dates as the preceding table, the implied equivalent value per Aventis ordinary share in euros and the implied equivalent value per Aventis ADS in U.S. dollars, under the three

mix and match elections. The implied equivalent value of the standard entitlement was calculated in the same manner as in the preceding table. The implied equivalent value of an Aventis ordinary share exchanged pursuant to a valid all stock election was calculated by multiplying the closing market price per Sanofi-Synthelabo ordinary share on Euronext Paris by 1.0294, the applicable exchange ratio for each Aventis ordinary share under the all stock election. The implied equivalent value of an Aventis ADS exchanged pursuant to a valid all stock election was calculated by multiplying the closing market price per Sanofi-Synthelabo ADS on the NYSE by 2.0588, the applicable exchange ratio for each Aventis ADS under the all stock election. The implied equivalent value of an Aventis ordinary share exchanged pursuant to a valid all cash election is fixed at €60.43. The implied equivalent value of an Aventis ADS exchanged pursuant to a valid all cash election was calculated by converting €60.43 into an amount in U.S. dollars at the applicable Federal Reserve Bank of New York noon buying rate on the relevant date.

| | Implied Equivalent Value per Aventis Security, exchanged pursuant to: | | | | | |
| | Standard Entitlement | | All Stock Election | | All Cash Election | |
	Ordinary Shares (Euro)	ADSs (U.S. $)	Ordinary Shares (Euro)	ADSs (U.S. $)	Ordinary Shares (Euro)	ADSs (U.S. $)
January 21, 2004	€61.50	$78.03	€61.76	$78.46	€60.43	$76.24
January 23, 2004	€59.63	$76.18	€59.45	$76.20	€60.43	$76.20
April 8, 2004	€56.50	$68.33	€55.59	$67.24	€60.43	$73.05

SUMMARY SELECTED COMPARATIVE HISTORICAL
AND PRO FORMA PER SHARE DATA

The following tables set forth certain historical per share data for Sanofi-Synthelabo and Aventis as well as unaudited pro forma and equivalent pro forma combined per share data to reflect the combination of Sanofi-Synthelabo and Aventis. The pro forma adjustments are based upon available information and certain assumptions that Sanofi-Synthelabo believes are reasonable, including the assumptions that pursuant to the offers:

- all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €11.50 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

- all of the outstanding Aventis stock options remain outstanding, and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.0294 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

- the cash consideration paid in the offers is financed by €8,964 million of new Sanofi-Synthelabo debt at an interest rate of 3.5%.

The summary selected comparative historical and pro forma per share data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the U.S. offer, the French offer and the German offer been completed during the periods presented, nor is the summary selected comparative historical and pro forma per share data necessarily indicative of the future operating results or financial position of the combined entities.

The summary selected comparative historical and pro forma per share data has been derived from and should be read in conjunction with the ''Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis'' and the related notes included in this prospectus, and with the respective consolidated financial information of Sanofi-Synthelabo and Aventis as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus. All amounts are stated in euros. This pro forma information is subject to risks and uncertainties, including those discussed under ''Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations'' and ''Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and, as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus may be incorrect.''

The pro forma financial information is based on preliminary estimates and assumptions, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocations of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo's management, the excess of purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo's management based on available public information. The final allocation of the purchase price will be completed after the asset and liability valuations are finalized by Sanofi-Synthelabo's management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

French GAAP	Sanofi-Synthelabo				Aventis	
	Historical per Ordinary Share	Pro Forma Combined per Ordinary Share	Historical per ADS	Pro Forma Combined per ADS	Historical per Ordinary Share/ADS	Equivalent Pro Forma Combined per Ordinary Share/ADS
	(all data in euros)					
Year Ended December 31, 2003						
Net income	2.95	(2.70)	1.48	(1.35)	2.42	(2.25)
Net income before non-recurring charges or credits directly attributable to the transaction (1)	N/A	1.26	N/A	0.63	N/A	1.05
Dividends (2)	0.84	0.84	0.42	0.42	0.70	0.70
Shareholders' equity	9.00	29.56	4.50	14.78	13.28	24.64

(1) Represents income (loss) before non-recurring charges or credits directly attributable to the acquisition, which differs from income (loss) from continuing operations before non-recurring charges or credits directly attributable to the acquisition which is required under Form F-4 and Article 11 of Regulation S-X, because ''continuing operations'' is not a defined concept under French GAAP. Income (loss) from continuing operations before non-recurring charges or credits directly attributable to the acquisition under U.S. GAAP is presented in Note 6.2 under ''Notes to Unaudited Pro Forma Condensed Combined Financial Statements''.

(2) The Sanofi-Synthelabo pro forma dividends per share represent the historical per share dividends paid by Sanofi-Synthelabo during the year ended December 31, 2003 in respect of the previous year's results.

EXCHANGE RATE INFORMATION

The following tables show, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. The average rates for the monthly periods presented in these tables were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rates for the interim periods and annual periods presented in these tables were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period. This information is provided solely for your information, and we do not represent that euros could be converted into U.S. dollars at these rates or at any other rate. These rates are not the rates used by Sanofi-Synthelabo or Aventis in the preparation of their respective consolidated financial statements incorporated by reference into this prospectus.

The data provided in the following table are expressed in U.S. dollars per euro and are based on noon buying rates published by the Federal Reserve Bank of New York for the euro. On January 23, 2004, the date immediately prior to the announcement of the offers, the exchange rate between the U.S. dollar and the euro expressed in U.S. dollar per euro was €1.00 = $1.2610. On April 9, 2004, the most recent practicable date prior to the printing of this prospectus, the exchange rate was €1.00 = $1.2102. The data provided in the following table for the period prior to January 1999 are based on noon buying rates for the French franc converted into the euro at the fixed rate established by the European Council of Ministers of FF 6.55957 = €1.00.

	Period-end Rate (1)	Average Rate (2)	High	Low
Recent Monthly Data				
April 2004 (through April 9)	$1.2102	$1.2132	$1.2358	$1.2008
March 2004	1.2092	1.2268	1.2431	1.2088
February 2004	1.2441	1.2640	1.2848	1.2426
January 2004	1.2452	1.2638	1.2853	1.2389
December 2003	1.2597	1.2298	1.2597	1.1956
November 2003	1.1995	1.1710	1.1995	1.1417
October 2003	1.1609	1.1714	1.1833	1.1596
September 2003	1.1650	1.1267	1.1650	1.0845
August 2003	1.0986	1.1155	1.1390	1.0871
July 2003	1.1231	1.1365	1.1580	1.1164
June 2003	1.1502	1.1674	1.1870	1.1423
May 2003	1.1766	1.1556	1.1853	1.1200
April 2003	1.1180	1.0862	1.1180	1.0621
March 2003	1.0900	1.0797	1.1062	1.0545
February 2003	1.0779	1.0785	1.0875	1.0708
January 2003	1.0739	1.0622	1.0861	1.0361
Interim Period Data				
Three months ended March 31, 2004	$1.2292	$1.2499	$1.2853	$1.2088
Nine months ended September 30, 2003	1.1650	1.1193	1.1870	1.0361
Six months ended June 30, 2003	1.1502	1.1144	1.1870	1.0361
Nine months ended September 30, 2002	0.9879	0.9293	1.0156	0.8594
Six months ended June 30, 2002	0.9856	0.9027	0.9885	0.8594
Annual Data (Year ended December 31,)				
2003	$1.2597	$1.1411	$1.2597	$1.0361
2002	1.0485	0.9495	1.0485	0.8594
2001	0.8901	0.8909	0.9535	0.8370
2000	0.9388	0.9207	1.0335	0.8270
1999	1.0070	1.0588	1.1812	1.0016

(1) The period-end rate is the noon buying rate on the last business day of the applicable period.

(2) The average rates for the monthly periods were calculated by taking the simple average of the daily noon buying rates, as published by the Federal Reserve Bank of New York. The average rates for the interim periods and annual periods were calculated by taking the simple average of the noon buying rates on the last day of each month during the relevant period.

RISK FACTORS

In deciding whether to accept this U.S. offer, you should carefully consider the following risks that relate to the U.S. offer as well as the risk factors incorporated by reference into this prospectus from Item 3.D of Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003 and from Item 3 of Aventis's Annual Report on Form 20-F for the year ended December 31, 2003, together with the other information contained in or incorporated by reference into this prospectus. Any of these risks could have an adverse effect on our business, financial condition, results of operations or prospects, which could in turn affect the price of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs.

The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction.

The benefits and synergies expected to result from the offers will depend in part on whether the operations of Aventis can be integrated in a timely and efficient manner with those of Sanofi-Synthelabo. Sanofi-Synthelabo will face significant challenges in consolidating its functions with those of Aventis, and integrating the organizations, procedures and operations of the two businesses. The integration of Sanofi-Synthelabo and Aventis will be complex and time-consuming, and the managements of both companies will have to dedicate substantial time and resources to it. These efforts could divert management's focus and resources from other strategic opportunities and from day-to-day operational matters during the integration process. Failure to successfully integrate the operations of Sanofi-Synthelabo and Aventis could result in the failure to achieve some or all of the anticipated benefits from the transaction, including synergies and other operating efficiencies, and could have an adverse effect on the business, results of operations, financial condition or prospects of Sanofi-Synthelabo after the transaction.

Even if Sanofi-Synthelabo consummates the offers, there may be a delay before Sanofi-Synthelabo can obtain control of the management of Aventis.

In order for Sanofi-Synthelabo to control the management of Aventis following successful completion of the offers, Sanofi-Synthelabo will need to take control of the supervisory board (*conseil de surveillance*) and the management board (*directoire*) of Aventis. Pursuant to Article L. 225-103, II, 4 of the French Commercial Code, if Sanofi-Synthelabo gains control of Aventis pursuant to the offers, Sanofi-Synthelabo may request the management board (*directoire*) of Aventis to convene a meeting of shareholders with an agenda which, among other things, will provide for the election of a new supervisory board (*conseil de surveillance*) and, if necessary, the dismissal of the existing management board (*directoire*) of Aventis. Under French law, the supervisory board (*conseil de surveillance*) could then appoint a new management board (*directoire*). If the management board refuses to convene such a shareholders' meeting, Sanofi-Synthelabo is permitted, after a reasonable delay and the notice mentioned above to Aventis's management board (*directoire*), to convene a meeting for the election of the supervisory board (*conseil de surveillance*). In any event, shareholders' meetings may be held no sooner than 30 days after the publication of a notice announcing the meeting in the *Bulletin des Annonces Légales Obligatoires,* or BALO, the French official legal gazette.

The value of the Sanofi-Synthelabo ordinary shares and the Sanofi-Synthelabo ADSs to be received by the holders of Aventis securities in the offers will fluctuate. The U.S. dollar value of the cash consideration you receive will vary depending on the euro/U.S. dollar exchange rate.

Upon completion of the offers, unless you make a successful mix and match election, each Aventis ordinary share will be exchanged for 0.8333 of a Sanofi-Synthelabo ordinary share and €11.50 in cash, without interest, and each Aventis ADS will be exchanged for 1.6667 Sanofi-Synthelabo ADSs and an amount in U.S. dollars equal to €11.50, in cash, without interest. There will be no adjustment to the exchange ratios for changes in the market price of either Aventis ordinary shares or Aventis ADSs, on the one hand, or Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, on the other. Accordingly, the market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs that holders of Aventis securities will receive upon completion of the offers will depend on the market value of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs at the time of

completion of the offers and could vary significantly from the market value of those securities on the date of this prospectus. The market value of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in the offers will also continue to fluctuate after completion of the offers. For historical and current market prices of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs, please refer to ''Market Price and Dividend Data''. You should obtain current market quotations for Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs and for Aventis ordinary shares and Aventis ADSs.

The cash portion of the consideration that you will receive for your Aventis securities is determined in euros. As a result the value of this consideration in U.S. dollars will vary depending on the exchange rate between the euro and the U.S. dollar, which is expected to fluctuate between the date of this prospectus and the date on which you will receive your cash consideration. Fluctuations in the exchange rate between the U.S. dollar and the euro will also affect the dollar equivalent of the euro price of Sanofi-Synthelabo ordinary shares traded on Euronext Paris, and, as a result, may affect the market price of the Sanofi-Synthelabo ADSs traded on the NYSE.

If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless of whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.

The U.S. offer includes a mix and match election feature whereby you may elect to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or only cash in exchange for any or all of the Aventis securities that you tender. However, these elections will be satisfied in full only to the extent that off-setting elections have been made by other tendering holders of Aventis securities in the U.S. offer, the French offer and the German offer. To the extent that elections cannot be satisfied as a result of a lack of such off-setting elections, they will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the settlement of the offers), 81.0% of the Aventis securities tendered in the U.S. offer, the French offer and the German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares underlying Sanofi-Synthelabo ADSs) and 19.0% will be exchanged for cash. See ''The U.S. Offer — Mix and Match Election''.

Because the satisfaction of your election depends on the elections made by the other tendering holders of Aventis securities in the U.S. offer, the French offer and the German offer, there can be no assurance that you will receive all of your consideration in the form that you have elected. Also, because the mix and match allocations (including the pro-ration procedures) will be applied separately to elections made with respect to Aventis securities tendered in the initial offer period and to elections made with respect to Aventis securities tendered in the subsequent offering period, if any, there can be no assurance that your election would result in the same mix of consideration regardless of whether you tender your securities in the initial offer period or in the subsequent offering period, if any. Finally, you will not know the mix of consideration that you will receive until after the offer period or subsequent offering period, as applicable, has expired and you are no longer able to withdraw your tender.

Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the businesses of Sanofi-Synthelabo and Aventis.

The proposed acquisition of the Aventis securities by Sanofi-Synthelabo will be reviewed by and require regulatory approvals from the European Commission, any member state of the European Union that has successfully sought jurisdiction to review the offers under its national competition law and the U.S. antitrust authorities. See ''Regulatory Matters''. In order to obtain these regulatory approvals, Sanofi-Synthelabo may have to divest, or commit to divesting, certain of the businesses or products of Aventis and/or Sanofi-Synthelabo to third parties. In the alternative or in addition, in order to obtain the necessary regulatory approvals, Sanofi-Synthelabo may have to make other commitments to the European Commission and/or the U.S. antitrust authorities. These divestitures and other commitments, if any, may have an adverse effect on the business, results of operations, financial condition or prospects of Sanofi-Synthelabo after the transaction. Further, if Sanofi-Synthelabo does not complete any required divestiture, or provide commitments satisfactory to the U.S. Federal

Trade Commission, or FTC, with respect to such a divestiture, before the expiration of the initial thirty-day waiting period under the HSR Act, the FTC may issue a second request in order to extend the waiting period. See ''Regulatory Matters — Competition and Antitrust — United States Hart-Scott-Rodino Antitrust Improvements Act of 1976''. Because the offers are subject to an antitrust condition, under applicable French regulations, the French offer will lapse (''*est caduque*'', meaning it is null and void) as soon as the FTC issues a second request. If the French offer lapses for this reason, we will withdraw the U.S. offer and the German offer.

In addition, if the European Commission initiates a Phase II investigation and Sanofi-Synthelabo closes the offers while such investigation is ongoing (as the procedure for antitrust review by the European Commission permits), until the completion of the Phase II investigation, Sanofi-Synthelabo may not be able to exercise the voting rights of the Aventis ordinary shares that it acquires pursuant to the offers or may only be able to exercise those voting rights to maintain the full value of the Aventis ordinary shares acquired. In such case, Sanofi-Synthelabo may be delayed from implementing the current plans that it has for Aventis after the successful completion of the offers, and Sanofi-Synthelabo may not be able to realize some or all of the anticipated benefits from the transaction, including synergies and other operating efficiencies, on the timetable that Sanofi-Synthelabo currently expects. See ''Plans for Aventis After the Completion of This Offer, the French Offer and the German Offer'' and ''Reasons for the Offers — Anticipated cost savings and other synergies''.

Jurisdictions throughout the world claim jurisdiction under their competition or antitrust laws in respect of acquisitions or mergers that have the potential to affect their domestic marketplace. A number of these jurisdictions may claim to have jurisdiction to review the transaction. Such investigations or proceedings may be initiated and, if initiated, may have an adverse effect on the business, results of operations, financial condition or prospects of Sanofi-Synthelabo after the transaction.

If the offers are successful, we will incur a substantial amount of debt to finance the cash portion of the consideration for the Aventis securities to be acquired, which debt could restrict our ability to engage in additional transactions or incur additional indebtedness.

In connection with our proposed acquisition of the Aventis securities, on January 25, 2004, we entered into a credit facility agreement that permits us to borrow up to €12,000 million. We may only borrow amounts under this credit facility if our offers for Aventis securities are successful. If the offers are successful, we expect to borrow a substantial amount under this credit facility, which we will use mainly to finance the cash portion of the consideration to be paid to holders of Aventis securities pursuant to the offers and to refinance certain debt of Aventis and its subsidiaries. The credit facility includes terms and conditions customary for agreements of this type, which could restrict our ability to engage in additional transactions or incur additional indebtedness. For more information on the terms and conditions of the credit facility, please see ''Source and Amount of Funds''.

We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations.

In commencing the offers and determining their terms and conditions, we have relied solely and exclusively upon publicly available information relating to Aventis, including periodic and other reports for Aventis as filed with or furnished to the SEC on Form 20-F and Form 6-K, as well as Aventis's 2003 *document de référence*, as filed with the AMF. We have not conducted an independent due diligence review of, nor had access to, any non-public information about Aventis. As a result, after the consummation of our offers, we may be subject to unknown liabilities of Aventis, which may have an adverse effect on our profitability, results of operations and financial position, which we might have otherwise discovered if we had been permitted by Aventis to conduct a complete due diligence review.

We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and, as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus may be incorrect.

In respect of information relating to Aventis presented in, or incorporated by reference into, this prospectus, including all Aventis financial information, we have relied exclusively upon publicly available information, including information publicly filed by Aventis with securities regulatory authorities. Although we have no knowledge that would indicate that any statements contained in this prospectus based upon such reports and documents are inaccurate, incomplete or untrue, we were not involved in the preparation of such information and statements and, therefore, cannot verify the accuracy, completeness or truth of such information or any failure by Aventis to disclose events that may have occurred, but that are unknown to us, that may affect the significance or accuracy of any such information. Aventis has not provided representatives of Sanofi-Synthelabo with access to Aventis's accounting records, and, therefore, we have not independently verified certain adjustments and assumptions with respect to Aventis's financial information in preparing the pro forma financial information presented in this prospectus. Any financial information regarding Aventis that may be detrimental to the combined entity and that has not been publicly disclosed by Aventis, or errors in our estimates due to the lack of cooperation from Aventis, may have an adverse effect on the benefits we expect to achieve through the consummation of the offers and may result in material inaccuracies in the pro forma financial information included in this prospectus.

Consummation of the offers may result in adverse tax consequences to Sanofi-Synthelabo resulting from a change of ownership of Aventis.

We have not had access to information concerning Aventis's tax situation. It is possible that the consummation of the offers may result in adverse tax consequences arising from a change of ownership of Aventis. The tax consequences of a change of ownership of a corporation can lead to an inability to carry-over certain tax attributes, including, but not limited to, tax losses, tax credits and/or tax basis of assets. In addition, the change of ownership may result in other tax costs not normally associated with the ordinary course of business. Such other tax costs include, but are not limited to, stamp duties, land transfer taxes, franchise taxes and other levies. The fact that Sanofi-Synthelabo is unaware of information relevant to a determination of the potential tax consequences and related costs represents an additional transaction risk.

Change of control provisions in Aventis's agreements may be triggered upon Sanofi-Synthelabo's acquisition of control of Aventis and may lead to adverse consequences for Sanofi-Synthelabo, including the loss of significant contractual rights and benefits, the termination of joint venture and/or licensing agreements or the need to renegotiate financing agreements.

Aventis may be a party to joint ventures, licenses and other agreements and instruments that contain change of control provisions that may be triggered when Sanofi-Synthelabo acquires control of Aventis upon the completion of the offers. Aventis has not provided us with copies of any of the agreements to which it is party and these types of agreement are not generally publicly available. Agreements with change of control provisions typically provide for, or permit the termination of, the agreement upon the occurrence of a change of control of one of the parties or, in the case of debt instruments, require repayment of all outstanding indebtedness. These provisions, if any, may be waived with the consent of the other party and Sanofi-Synthelabo will consider whether it will seek these waivers. In the absence of these waivers, the operation of the change of control provisions, if any, could result in the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or require the renegotiation of financing agreements.

In addition, employment agreements with members of the Aventis senior management and other Aventis employees may contain change of control clauses providing for compensation to be paid in the event the employment of these employees is terminated, either by Aventis or by those employees, following the consummation of the offers. These payments, if triggered, could be substantial and could adversely affect our results of operations in the period they become payable.

If the offers for Aventis securities are successful, but some Aventis securities remain outstanding, the existence of minority interests in Aventis following the offers may limit our ability to integrate and manage the assets and operations of the combined businesses and therefore reduce benefits that we could otherwise achieve.

The existence of minority interests in Aventis after the completion of the offers could impede the integration of our operations with those of Aventis and thereby make it more difficult to achieve the cost savings and other operating efficiencies or to realize the revenue and earnings growth that might otherwise be possible.

If the offers for Aventis securities are successful, but some Aventis securities remain outstanding, the liquidity and market value of the remaining Aventis securities held by the public could be adversely affected by the fact that they will be held by a smaller number of holders.

Depending upon the number of Aventis securities acquired pursuant to the offers, following the completion of the offers, the Aventis ADSs may no longer meet the requirements of the NYSE for continued listing. Moreover, to the extent permitted under applicable law and stock exchange regulations, Sanofi-Synthelabo intends to seek to cause the delisting of the Aventis ADSs on the NYSE, and, the delisting of the Aventis ordinary shares on Euronext Paris and the Frankfurt Stock Exchange.

If the NYSE were to delist the Aventis ADSs, or if Euronext Paris or the Frankfurt Stock Exchange were to delist the Aventis ordinary shares, the market for these Aventis securities could be adversely affected. Although it is possible that the Aventis ADSs and/or the Aventis ordinary shares would be traded in over-the-counter markets, such alternative trading markets may not occur. In addition, the extent of the public market for the Aventis ADSs and Aventis ordinary shares and the availability of market quotations would depend upon the number of holders and/or the aggregate market value of the Aventis ADSs and Aventis ordinary shares, remaining at such time, the interest in maintaining a market in the Aventis ADSs and Aventis ordinary shares, on the part of securities firms and the possible termination of registration of Aventis ADSs under the Exchange Act. If such registration is terminated, Aventis could cease filing periodic reports with the SEC, which could further impact the value of the Aventis ADSs. To the extent the availability of such continued listings or quotations depends on steps taken by Sanofi-Synthelabo or Aventis, Sanofi-Synthelabo or Aventis may or may not take such steps. Therefore, you should not rely on any such listing or quotation being available.

Because some existing holders of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs are entitled to two votes for every share they hold, the percentage of the voting rights of Sanofi-Synthelabo that you will own immediately after the offers will be less than the percentage of the outstanding share capital of Sanofi-Synthelabo that you will own.

Under Sanofi-Synthelabo's existing bylaws (*statuts*), holders of Sanofi-Synthelabo ordinary shares who hold their shares in the same registered name for at least two years have the right to two votes for every share thus held. Under the ADS depositary agreement, holders of Sanofi-Synthelabo ADSs who have held their Sanofi-Synthelabo ADSs in the same registered name for at least two years also have the right to double-voting rights. As a result, new purchasers of Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs), including holders of Aventis securities who tender their Aventis securities in the U.S. offer, the French offer or the German offer and receive Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, will qualify to obtain double voting rights only after holding those Sanofi-Synthelabo ordinary shares in the same registered name for two years. See ''Description of Sanofi-Synthelabo Ordinary Shares — Voting Rights''. As of December 31, 2003, 335,766,522 Sanofi-Synthelabo ordinary shares carried double voting rights, representing approximately 45.8% of our outstanding share capital, approximately 49.2% of our outstanding share capital that is held by holders other than Sanofi-Synthelabo, and approximately 65.9% of our voting rights. If all of the Aventis securities are validly tendered and exchanged pursuant to the terms of the U.S. offer, the French offer and the German offer, the former holders, other than Aventis, of Aventis securities will own approximately 49% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and approximately 39% of our voting rights and the current holders of Sanofi-Synthelabo securities, other than Sanofi-Synthelabo, will hold approximately 51% of our outstanding share capital and approximately 61% of our voting rights. Similarly, the percentage of Sanofi-Synthelabo's voting rights that you will own immediately after

26

the offers will be less than the percentage of the outstanding share capital of Sanofi-Synthelabo that you will own and will be less than the percentage of Sanofi-Synthelabo's voting rights owned by some existing Sanofi-Synthelabo shareholders who own the same number or fewer Sanofi-Synthelabo ordinary shares.

Sanofi-Synthelabo's two largest shareholders will continue to own a significant percentage of the enlarged share capital and voting rights of Sanofi-Synthelabo immediately after the offers are completed.

If all of the Aventis securities are validly tendered and exchanged pursuant to the terms of the U.S. offer, the French offer and the German offer, immediately after the exchange, Total and L'Oréal, Sanofi-Synthelabo's two largest shareholders, will own, on a diluted basis taking into account all in-the-money options that are exercisable as of the expected closing date, approximately 13.2% and approximately 10.6%, respectively, of the share capital (other than share capital held by Sanofi-Synthelabo) and approximately 21.1% and approximately 16.9%, respectively, of the voting rights in Sanofi-Synthelabo. Under the terms of a shareholders' agreement, Total and L'Oréal have agreed to act in concert with respect to their shareholdings in Sanofi-Synthelabo and to certain restrictions on the transfer of their Sanofi-Synthelabo ordinary shares. On November 24, 2003, Total and L'Oréal amended the shareholders' agreement so that it terminates on December 2, 2004 according to its terms, the parties having indicated that they do not intend to act in concert with respect to their shareholdings in Sanofi-Synthelabo as from that date. See ''Recent Developments — Shareholders' Agreement''.

To the extent these shareholders maintain such level of shareholding and particularly if they act in concert, after the exchange, Total and L'Oréal will remain in a position to exert heightened influence in the election of the directors and officers of Sanofi-Synthelabo and in other corporate actions that require shareholders' approval. Continued ownership of a large percentage of the share capital and voting rights of Sanofi-Synthelabo by these two principal shareholders, who are also members of the Sanofi-Synthelabo board of directors, particularly if they act in concert, may have the effect of delaying, deferring or preventing a future change in the control of Sanofi-Synthelabo and may discourage future bids for Sanofi-Synthelabo other than with the support of these shareholders.

Upon the termination of the existing shareholders' agreement between those two shareholders, all of the Sanofi-Synthelabo ordinary shares owned by these shareholders will become available to be sold in the public market, subject to applicable laws and regulations. Sales of a substantial number of Sanofi-Synthelabo ordinary shares, or a perception that such sales may occur, could adversely affect the market price for Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs. See ''Item 10. Additional Information — Share Capital — Shares Eligible for Future Sale'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, for a more detailed description of the eligibility of Sanofi-Synthelabo ordinary shares for future sale.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements made or incorporated by reference into this prospectus are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Examples of such forward-looking statements include but are not limited to:

- projections of operating revenues, net income, net earnings per share, capital expenditures, dividends, capital structure or other financial items or ratios;

- statements of our plans, objectives or goals, including those relating to products, clinical trials, regulatory approvals and competition;

- statements about our future economic performance or that of France, the United States or any other country in which we operate; and

- statements of assumptions underlying such statements.

Words such as ''believe,'' ''anticipate,'' ''plan,'' ''expect,'' ''intend,'' ''target,'' ''estimate,'' ''project,'' ''predict,'' ''forecast,'' ''guideline,'' ''should'' and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying these statements.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statements. Such factors, some of which are discussed under ''Risk Factors'', include but are not limited to:

- our ability to continue to expand our presence profitably in the United States;

- the success of our research and development programs;

- our ability to protect our intellectual property rights; and

- the risks associated with reimbursement of healthcare costs and pricing reforms, particularly in the United States and Europe.

We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements.

Forward-looking statements speak only as of the date they are made. Except as otherwise required by applicable law, we do not undertake any obligation to update them in light of new information or future developments.

Notwithstanding any statement in this prospectus or in any press release that Sanofi-Synthelabo has filed in connection with the U.S. offer, the French offer or the German offer and incorporated herein by reference, Sanofi-Synthelabo acknowledges that the safe harbor for forward-looking statements under Section 27A of the Securities Act and Section 21E of the Exchange Act, as added by the Private Securities Litigation Reform Act of 1995, does not apply to forward-looking statements made in connection with a tender offer.

Shareholders' Agreement

The shareholders' agreement entered into on April 9, 1999 between Elf Aquitaine (subsequently acquired by Total) and its subsidiary Valorisation et Gestion Financière, on the one hand, and L'Oréal, on the other hand, each acting as shareholders of Sanofi-Synthelabo (the terms of which are described under Item 7.A ''Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders' Agreement'' of our Annual Report on Form 20-F for the year ended December 31, 2003) was amended on November 24, 2003.

Pursuant to this amendment:

- Total has been added to the shareholders' agreement as a party;

- the shareholders' agreement will terminate on December 2, 2004, the parties having indicated that they do not intend to act in concert with respect to their shareholdings in Sanofi-Synthelabo as from that date. In addition, each of the parties undertook for a three-year period beginning on the termination date of the shareholders' agreement, to give each other notice of any plan to transfer Sanofi-Synthelabo securities representing more than 1% of the share capital. This notice is required to be given at least two months prior to the contemplated date of the transfer.

This amendment was notified to the AMF, which published the related notice on November 28, 2003 under the reference 203C2012. A copy of the amendment (in English translation for information purposes only) is filed as an exhibit to the registration statement of which this prospectus forms part.

During their mutual consultations relating to the proposed offers, in the context of their shareholders' agreement discussed above, Total, Elf Aquitaine and Valorisation et Gestion Financière, on the one hand, and L'Oréal, on the other hand, entered into a protocol of agreement, dated January 25, 2004, in order to establish their common position in support of the offers. This protocol of agreement was notified to the AMF, and a summary of it was published in a notice dated February 6, 2004, under the reference 204C0196. A copy of the protocol of agreement (in English translation for information purposes only) is filed as an exhibit to the registration statement of which this prospectus forms part.

2003 Results; Dividends

On February 5, 2004, Aventis announced its results for 2003. Sales of the core business (prescription drugs, human vaccines and corporate activities, including the 50% equity interest in the animal health joint venture Merial) in 2003 declined (4.5)% to €16,791 on a reported basis. Net income rose 17.5% to €2,444 million in 2003 and earnings per share rose 18.6% to €3.11. Aventis made no announcement with respect to the dividend to be paid in respect of 2003 results. For more information on Aventis's 2003 results, please see Aventis's Report on Form 6-K, dated February 5, 2004 and Aventis's Report on Form 20-F for the year ended December 31, 2003, each of which is incorporated in this prospectus by reference. On April 2, 2004, Aventis announced that its Supervisory Board has proposed a resolution authorizing a dividend of €0.82 per share in respect of Aventis's 2003 results to be presented to Aventis shareholders for their approval at the next Aventis general meeting of shareholders, which is scheduled for May 19, 2004.

On February 16, 2004, Sanofi-Synthelabo announced its results for 2003. Consolidated sales in 2003 rose 8.1% to €8,048 on a reported basis. Net income rose 18.0% to €2,076 million in 2003 and earnings per share rose 21.9% to €2.95. Sanofi-Synthelabo announced that the annual general meeting of shareholders would be asked to approve a dividend of €1.02 per share, an increase of 21.5% over the €0.84 per share paid in respect of 2002 results. For more information on Sanofi-Synthelabo's 2003 results, please see Sanofi-Synthelabo's Report on Form 6-K, dated February 16, 2004, which is incorporated in this prospectus by reference.

Sale of Arixtra® and Fraxiparine®

On January 7, 2004, Sanofi-Synthelabo announced that it had reached agreement with NV Organon to acquire all of Organon's interests relating to Arixtra® (fondaparinux sodium), idraparinux and other oligosaccha-

rides. For more further information, please see Sanofi-Synthelabo's Report on Form 6-K, dated January 8, 2004, which is incorporated in this prospectus by reference.

On January 26, 2004, Sanofi-Synthelabo began a sales process to divest its interests in Arixtra® and Fraxiparine® in order to be able to respond to possible demands of the competition authorities. See ''Risk Factors — Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the business of Sanofi-Synthelabo and Aventis''.

The confidential sales process is being conducted according to procedures that are customary for a competitive trade sale of this type. As of the date of this prospectus, confidential discussions and negotiations are ongoing with several interested parties.

Aventis Litigation Relating to the French Offer

On February 13, 2004, Aventis filed an appeal with the Court of Appeals of Paris challenging the AMF's decision clearing the terms of the French offer. On February 23, 2004, Aventis filed an appeal with the Court of Appeals of Paris challenging the AMF's decision to grant a *visa* (n° 04-0090) on Sanofi-Synthelabo's French offer prospectus (*note d'information*). In subsequent filings, dated February 20, 2004 and March 1, 2004, respectively, Aventis set out its reasons for these appeals. On March 1, 2004, the Court of Appeals of Paris consolidated the appeals and set a timetable for the litigation. Oral argument is scheduled for May 6, 2004 and the Court has indicated that it expects to issue its rulings by the end of May 2004.

In its filings with the Court of Appeals of Paris, Aventis has argued that the AMF's clearance decision should be overturned because (1) Sanofi-Synthelabo had failed to file a premerger notification form with the FTC on the date of filing its offer with the AMF, (2) the terms of the French offer do not include an offer to purchase the Aventis *BSA*s, and (3) the AMF's evaluation of the terms of the French offer was inadequate because the AMF did not properly consider the possible impact of the loss of U.S. patent protection for Plavix® on Sanofi-Synthelabo's share price and the AMF did not delay its decision in order to take Aventis' 2003 results into account in its analysis. Aventis has argued that the AMF's decision to grant the *visa* should be overturned principally because the French offer prospectus (*note d'information*) does not disclose sufficient information about the risks associated with Sanofi-Synthelabo's pending litigation over U.S. patent protection for Plavix®.

Sanofi-Synthelabo believes that the AMF's decisions to clear the terms of the French offer and to grant its *visa* were proper and that Aventis's claims are without merit. Sanofi-Synthelabo intends to defend its interests in these appeals vigorously. On the basis of the timetable indicated by the Court of Appeals of Paris, Sanofi-Synthelabo continues to believe that the offers will close by the end of June 2003, as previously announced.

Teva Filing with FDA

On March 5, 2004, Sanofi-Synthelabo was informed that Teva Pharmaceuticals USA, Inc., or Teva, a generic drug manufacturer, has filed an Abbreviated New Drug Application, or ANDA, with the United States Food and Drug Administration claiming that one of Sanofi-Synthelabo's patents relating to Plavix® is invalid (the patent expiring in 2014, which Sanofi-Synthelabo is seeking to have delisted from the FDA's ''Orange Book''; see Information About Sanofi-Synthelabo — Plavix® Litigation) and that two others (expiring in 2019) will not be infringed by Teva. None of these patents is involved in the pending patent infringement litigation involving Plavix® that Sanofi-Synthelabo has filed against Apotex and Dr. Reddy's Laboratories, two generic drug manufacturers. For information on the status of the Plavix® litigation and a brief explanation of ANDAs, please see ''Information About Sanofi-Synthelabo — Plavix® Litigation''. The Teva filing does not challenge Sanofi-Synthelabo's patent at issue in the Plavix® litigation and therefore is not expected to have any impact on that litigation; nor does it appear that Teva intends to commercialize a generic form of Plavix® prior to the expiration or termination of Sanofi-Synthelabo's patent at issue in the Plavix® litigation (which does not expire until 2011), although there can be no assurance that this will continue to be the case.

BACKGROUND AND REASONS FOR THE OFFERS

Background of the Offers

Since the completion of the merger of Sanofi and Synthelabo in 1999, the management of Sanofi-Synthelabo has periodically analyzed and assessed the strategic options for Sanofi-Synthelabo as part of its ongoing effort to strengthen Sanofi-Synthelabo's business, to improve its product mix and geographical market diversification, and to create value for its shareholders.

At the time of the merger, Elf Aquitaine (itself subsequently acquired by Total) and Valorisation et Gestion Financière, on the one hand, and L'Oréal, on the other hand, the controlling shareholders of Sanofi and Synthelabo, respectively, entered into a shareholders' agreement providing, among other things, that they would act in concert with respect to their shareholdings in Sanofi-Synthelabo and agreeing to certain restrictions on the transfer of their Sanofi-Synthelabo ordinary shares. The shareholders' agreement had an initial term of six years, subject to a termination option, to be exercised by either party no later than December 2, 2003. On November 24, 2003, Total, Elf Aquitaine and Valorisation et Gestion Financière and L'Oréal amended the shareholders' agreement so that it terminates on December 2, 2004 according to its terms. For further information on the shareholders' agreement please see ''Recent Developments'' and Item 7.A ''Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders' Agreement'' of Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003.

As part of Sanofi-Synthelabo's ongoing strategic review, during 2002 Sanofi-Synthelabo retained Merrill Lynch Capital Markets (France) S.A.S., or Merrill Lynch (France), an affiliate of Merrill Lynch & Co., as its financial adviser to assist its management in assessing Sanofi-Synthelabo's strategic options. Merrill Lynch (France) assisted management in analyzing the competitive dynamic in the worldwide pharmaceutical industry, the strategies pursued by key competitors of Sanofi-Synthelabo and the relative strengths and weaknesses of those competitors.

In 2002 and 2003, Jean-François Dehecq, Sanofi-Synthelabo's Chairman and Chief Executive Officer, while attending professional meetings of the pharmaceutical industry, including meetings of the European Federation of Pharmaceutical Industries and Associations, took part in informal conversations with certain members of the Aventis management board (*directoire*) and supervisory board (*conseil de surveillance*), including Igor Landau, Chairman of the management board, regarding the future of the pharmaceutical industry. In the course of these conversations, among other potential scenarios for the industry, the merits of a possible future combination of Sanofi-Synthelabo and Aventis was discussed in general terms.

During the first eight months of 2003, a small number of Sanofi-Synthelabo's top management, assisted by representatives of Merrill Lynch (France), further studied Sanofi-Synthelabo's strategic alternatives, including the possibility of a strategic combination with Aventis in strict confidence. Throughout this period no discussions or negotiations regarding any potential business combination took place with Aventis's management.

In September 2003, Mr. Dehecq asked the senior management team which had been studying the possibility of a business combination with Aventis to consider the resources and the nature of the preparations that would be required if Sanofi-Synthelabo were to pursue a public offer for all the Aventis securities.

In Fall 2003, Mr. Dehecq first discussed with Total and L'Oréal, Sanofi-Synthelabo's controlling shareholders, the possibility of a strategic business combination with Aventis, through a public offer for all the Aventis securities. Total and L'Oréal agreed with Mr. Dehecq that the possibility of such a transaction merited further detailed analysis and consideration.

Also, in Fall 2003, Sanofi-Synthelabo assembled a team of outside advisers to assist in analyzing the feasibility of a possible public offer for all the Aventis securities, including an unsolicited public offer. Sanofi-Synthelabo retained BNP Paribas to act as its co-financial adviser with respect to any potential public offer for all of the Aventis securities. For legal counsel, Sanofi-Synthelabo retained Linklaters, Darrois Villey Maillot Brochier and Rambaud Martel to advise on French law and potential European antitrust issues and retained Wachtell, Lipton, Rosen & Katz to advise on U.S. securities law issues and related matters, and Arnold & Porter to advise on U.S. antitrust considerations. Sanofi-Synthelabo also retained Publicis SA as its communications adviser.

Through the end of 2003, Sanofi-Synthelabo's senior management team worked with Sanofi-Synthelabo's advisers to analyze the opportunity presented by a combination with Aventis and begin preliminary preparations for a possible unsolicited offer for all the Aventis securities that would be presented directly to Aventis's shareholders. During this period, drafts of the applicable offer documentation required to be filed with stock market and securities regulators in France, Germany and the United States were prepared and Sanofi-Synthelabo's senior management and legal advisers negotiated with BNP Paribas and an affiliate of Merrill Lynch & Co. the terms of the debt that would be required to finance the cash portion of the offer consideration.

During December 2003, Sanofi-Synthelabo's senior management had confidential discussions with representatives of its controlling shareholders, at the end of which each controlling shareholder agreed that Sanofi-Synthelabo's management continue to analyze the possibility of an offer for all the Aventis securities. Sanofi-Synthelabo's senior management and advisers periodically updated representatives of its controlling shareholders on the progress of the preparations for a possible offer for all the Aventis securities through January 2004.

In mid-December 2003, Sanofi-Synthelabo's senior management and advisers reviewed with Mr. Dehecq various aspects of a possible transaction with Aventis, including the potential financial impact of a possible transaction with Aventis under a range of possible offer terms. However, no decision was made to proceed with the offer or regarding the definitive terms of any offer.

Prior to the announcement of the offers, Sanofi-Synthelabo's U.S. antitrust counsel and a member of Sanofi-Synthelabo's management engaged in confidential discussions with members of the staff of the U.S. Federal Trade Commission, or FTC, regarding potential competition issues arising out of a possible tender offer for Aventis securities by Sanofi-Synthelabo and related matters. In addition, Sanofi-Synthelabo's European antitrust counsel and a member of Sanofi-Synthelabo's management engaged in confidential discussions with members of staff of the European Commission regarding potential competition issues. On January 7, 2004, Sanofi-Synthelabo submitted confidentially a draft Form CO to the European Commission. Prior to the announcement of the offers, representatives of Sanofi-Synthelabo's U.S. legal advisers contacted the staff of the SEC to discuss certain aspects of the U.S. offer and related documentation.

On January 7, 2004, Mr. Dehecq received an unsolicited call from Mr. Landau. During the telephone conversation that followed, Mr. Dehecq did not respond to Mr. Landau's inquiry as to whether Sanofi-Synthelabo was preparing to make an unsolicited offer to acquire Aventis.

On January 16, 2004, Sanofi-Synthelabo issued a press release stating:

> Following market rumors, and at the express request of the French Financial Regulatory Authority — *Autorité des marchés financiers* (AMF) — Sanofi-Synthelabo indicates that, while it continues to evaluate any transaction that might consolidate its medium- and long-term future, it is not engaged in any negotiation to that effect.

Subsequently on January 16, 2004, Aventis issued a press release stating:

> Responding to market speculation concerning a potential transaction, and at the request of the French stock market authority AMF, Aventis wishes to make clear that it is not engaged in any discussions.

Prior to making a recommendation to proceed with the offer for Aventis, Sanofi-Synthelabo's senior management had confidential discussions with representatives of its controlling shareholders, at the end of which each controlling shareholder indicated its support for Sanofi-Synthelabo's management to proceed with such recommendation, subject to a detailed presentation to the board. Total and L'Oréal have indicated to Sanofi-Synthelabo that, pursuant to the shareholders' agreement by which they are bound, Total and L'Oréal have consulted each other with respect to the offers in a manner satisfactory to each of them.

On January 25, 2004, the Sanofi-Synthelabo board of directors (*conseil d'administration*) held a special meeting in Paris, France, at which Sanofi-Synthelabo's senior management and its financial and legal advisers were present. Sanofi-Synthelabo's senior management gave presentations on the background and strategic rationale for the proposed acquisition of Aventis. Representatives of Sanofi-Synthelabo's financial advisers

assisted in the review of the financial aspects of the proposed transaction. Representatives of Sanofi-Synthelabo's French and German legal advisers reviewed the legal aspects of the French offer and the German offer and a representative of Sanofi-Synthelabo's U.S. legal adviser reviewed the legal aspects of the U.S. offer and related matters. The Sanofi-Synthelabo board of directors also reviewed the regulatory considerations, including European and U.S. antitrust matters, of the proposed transaction. Following extensive discussion and deliberation, the Sanofi-Synthelabo board of directors voted unanimously:

- to approve the French offer, the German offer and the U.S. offer on the terms and conditions set forth in this prospectus and to approve the terms of the related letter of engagement between Sanofi-Synthelabo and Merrill Lynch and to authorize Mr. Dehecq (with full powers of delegation) to finalize and execute any related documents and to take all necessary steps to commence the offers, including filing the French offer documentation with the AMF, the German offer documentation with the BaFin and the U.S. offer documentation with the SEC;

- to approve the terms of the credit agreement negotiated in connection with the offers and to authorize Mr. Dehecq (with full powers of delegation) to finalize and execute the definitive credit agreement and any related agreements (in accordance with French law, Lindsay Owen-Jones, who is also a member of the board of directors of BNP Paribas, recused himself from this vote);

- to approve the terms of the guarantee that Sanofi-Synthelabo may put in place with respect to the indebtedness of certain of its subsidiaries under the terms of the credit agreement approved above and to authorize Mr. Dehecq (with full powers of delegation) to finalize and execute the definitive guarantee and any related agreements (in accordance with French law, Mr. Owen-Jones, who is also a member of the board of directors of BNP Paribas, recused himself from this vote);

- to decide to call an extraordinary general meeting of shareholders for the purpose of approving the issuance of the additional Sanofi-Synthelabo ordinary shares to be issued in exchange for the Aventis securities pursuant to the terms of the offers; and

- to approve the terms of the letters of engagement between Sanofi-Synthelabo and BNP Paribas and to authorize Mr. Dehecq (with full powers of delegation) to negotiate and execute the definitive letters of engagement and any related agreements (in accordance with French law, Mr. Owen-Jones, who is also a member of the board of directors of BNP Paribas, recused himself from this vote).

Late in the evening on January 25, 2004, Mr. Dehecq called Jean-René Fourtou, Vice Chairman of the Aventis supervisory board, and Mr. Landau to inform them that Sanofi-Synthelabo was proceeding with its offer for Aventis.

On January 26, 2004, Sanofi-Synthelabo filed its French offer documentation with the AMF and the AMF published the material terms of the French offer in an official notice (*avis de dépôt*). On January 26, 2004, Sanofi-Synthelabo publicly announced its intention to make the U.S. offer, the French offer and the German offer by issuing a press release that stated (most footnotes and annex omitted):

Sanofi-Synthelabo announced a share and cash offer on Aventis's shares. The offer documents have been filed in Paris today and will be filed in the coming days in the United States and Germany.

Completion of the transaction will create the No. 1 pharmaceutical group in Europe, No. 3 in the world, with pro forma 2002 consolidated sales of €25 bn in the core business, and a strong direct presence in all major world markets. The headquarters will be in Paris.

The new group will benefit from a large portfolio of high-growth drugs, with 9 products that individually generated annual sales of over €500 million in 2003. It will enjoy firmly

33

established positions in key fast-growth therapeutic fields such as cardiovascular, thrombosis, oncology, diabetes, central nervous system, urology, internal medicine and human vaccines.

The new group will have the third largest R&D budget in the industry, with close to 60 projects in late-stage clinical development (Phases II, III and life cycle management), to drive medium and long-term growth.

Annual synergies are expected to be €1.6 bn before tax, with 10% achievable in 2004, 60% in 2005 and 100% from 2006. The integration and restructuring costs are forecast at approximately €2 bn before tax.

The offer is attractive for Aventis's shareholders, with a premium of 15.2% based on the average share price over the month ended January 21, 2004, valuing each Aventis share at €60.43.

The transaction is expected to be accretive to adjusted net income per share of the core business from 2004 onwards.

The offer was approved unanimously by the Board of Directors of Sanofi-Synthelabo on January 25, 2004 and is fully supported by Total and L'Oréal, Sanofi-Synthelabo's principal shareholders.

''This major strategic project will enable us to take advantage of our exceptional complementary businesses to create a market leader with strong, sustainable, profitable growth for the benefit of patients,'' said Mr. Jean-François Dehecq.

''Our goals are:

- *to accelerate expected revenue growth by tailoring our strategy to products and geographic markets*

- *to optimize upcoming major product launches through the combined marketing and sales resources of Sanofi-Synthelabo and Aventis*

- *to enhance R&D productivity by focusing combined resources on the most promising projects in order to continue providing patients with innovative medicines*

- *to improve profitability through a strategy based on rapid growth and an optimized organization*

''The combination of Sanofi-Synthelabo and Aventis will create long-term value for all shareholders and will be successful thanks to the dedication of both groups' employees around a shared future''.

The principal terms of the offer are as follows:

- a ''standard entitlement'' of 5 Sanofi-Synthelabo shares and €69 in cash for 6 Aventis shares [1]

- an ''all stock election'': 35 Sanofi-Synthelabo shares for 34 Aventis shares [1]

- an ''all cash election'': €60.43 for each Aventis share

Aventis shareholders can opt for either or a combination of the above, provided that, in aggregate, 81% of the Aventis shares tendered will be exchanged for Sanofi-Synthelabo shares and 19% of the Aventis shares tendered will be exchanged for cash.

---

(1) 0.8333 Sanofi-Synthelabo share and €11.50 in cash for 1 Aventis share for standard entitlement; 1.0294 Sanofi-Synthelabo shares for 1 Aventis share for all stock election.

The offer is conditional on obtaining over 50% of the issued share capital and the voting rights on a fully diluted basis, as well as expiration or termination of the applicable waiting period under the US Hart-Scott Rodino Act and no order being entered prohibiting the transaction.

A General Meeting of Sanofi-Synthelabo shareholders will be convened to approve the issuance of the new shares to be exchanged for the Aventis shares tendered.

Sanofi-Synthelabo estimates that the offer should be completed during the second quarter of 2004.

On January 26, 2004, Total issued a press release that stated:

Sanofi-Synthélabo has just announced a public offer for the shares of Aventis. This operation would lead to the creation of the No. 1 player in the pharmaceutical industry in Europe and No. 3 worldwide.

Total has approved this offer and will approve the capital increase that will be submitted to the general meeting of the shareholders of Sanofi-Synthélabo.

On January 26, 2004, L'Oréal issued a press release that stated, among other matters, that ''L'Oréal has approved Sanofi-Synthélabo's offer for Aventis announced today and will approve the issuance of new shares that will be submitted to the shareholders' meeting. L'Oréal will keep its Sanofi-Synthélabo shares.''

On January 26, Aventis issued a press release that stated:

Aventis has been informed that Sanofi-Synthelabo has submitted an unsolicited offer to take control of Aventis.

The Aventis Management Board, led by Chairman Igor Landau, would like to emphasize that the offer, which was launched without any prior approach from Sanofi-Synthelabo, is of a hostile nature and does not take into account the wide range of risks associated with this move.

Furthermore, the offer contains a premium of 3.6% over the last closing price of the Aventis share. The Management Board of Aventis believes that this proposal is not in the best interest of its shareholders, because it offers inferior value compared to the achievement of the current stand-alone strategy and would compel its shareholders to assume significant risks associated with Sanofi's main products.

The Management Board believes that there are other scenarios with a stronger industrial and social rationale.

For these reasons, the Management Board has decided to recommend to the Supervisory Board to reject the offer. Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board, will also recommend a rejection of the offer.

On January 28, 2004, Aventis issued a press release that stated:

After a review and consideration of the terms and conditions of the unsolicited offer put forward by Sanofi-Synthelabo on Monday, January 26, 2004, the Supervisory Board of Aventis has unanimously concluded today that this bid is not in the best interest of Aventis shareholders and employees. Of the 16 Supervisory Board members, 15 were present at the meeting including the representative of Kuwait Petroleum Corp.

Consequently, the Supervisory Board recommends to the shareholders of Aventis to reject this hostile bid.

''The Supervisory Board supports the Management Board in its rejection of this offer and has mandated the Management Board to explore all scenarios offering a stronger industrial and social rationale for both our shareholders and our employees,'' said Jürgen Dormann, Chairman of the Supervisory Board, and Jean-René Fourtou, Vice Chairman of the Supervisory Board.

On January 29, 2004, Sanofi-Synthelabo caused the registration statement on Form F-4 (including a preliminary prospectus) relating to the Sanofi-Synthelabo securities to be exchanged for Aventis securities in the U.S. offer to be filed with the SEC. On January 30, 2004, Sanofi-Synthelabo caused the draft German offer documents (*Angebotsunterlage und Verkaufsprospekt*) to be filed with the BaFin.

On February 3, 2004, the AMF announced (*Décision et Information n° 204C0182*) that it had examined the terms of the French offer and declared it ''*recevable*'', meaning that the AMF has cleared the terms of the French offer as complying with applicable French tender offer rules. In its clearance decision, the AMF announced that the expiration date of the French offer would be fixed after the AMF had received the recommendation statement (*note d'information en réponse*) of Aventis and after the AMF had received evidence that the FTC had ''authorized'' the acquisition. In addition, the AMF confirmed that it had agreed to set the expiration date for the French offer such that the French offer, the German offer and the U.S. offer would expire at the same time. Notice of the AMF's clearance decision was published in BALO on February 6, 2004, with the result that, under applicable French regulations, the decision could be challenged in the French courts on or before February 16, 2004.

On February 5, 2004, Aventis announced its results for 2003. In presentations at a press conference and an analyst conference in London on February 5, 2004, Igor Landau confirmed that Aventis had firmly rejected Sanofi-Synthelabo's offer.

On February 13, 2004, Aventis filed an appeal with the Court of Appeals of Paris challenging the AMF's clearance decision (*Décision et Information n° 204C0182*), dated February 3, 2004. In its notice of appeal (*déclaration de recours*), Aventis committed to file a memorandum of law setting forth the reasons for its appeal within fifteen days.

On February 12, 2004, the French prospectus (*note d'information*) was granted *visa* n° 04-0090 by the AMF.

On February 16, 2004, Sanofi-Synthelabo announced its results for 2003. In presentations at information meetings in Paris and London on February 16, 2004, Jean-François Dehecq confirmed that Sanofi-Synthelabo believes that there is a compelling strategic rationale for the offers, that Sanofi-Synthelabo believes that the creation of the number one pharmaceutical company in Europe and the number three worldwide should allow the combined company to achieve strong, sustainable and profitable growth and to create value, and that Sanofi-Synthelabo believes that the terms of the offers are attractive to Aventis shareholders and to Sanofi-Synthelabo's shareholders. For a discussion of the risk factors that you should consider carefully in evaluating the U.S. offer, see ''Risk Factors''.

On February 16, 2004, the French prospectus (*note d'information*), in the final form that was granted *visa* n° 04-0090 by the AMF, was published in France in *Les Echos,* a French daily financial newspaper of general circulation. On February 16, 2004, the AMF published a notice (*Décision et Information n° 204C0182*) announcing that the French offer would open on February 17, 2004 and that the expiration date would be fixed at a later date. Also on February 16, 2004, Aventis filed a request with the Court of Appeals of Paris for a suspension of the AMF's clearance decision.

On February 17, 2004, the French offer was opened.

On February 17, 2004, Aventis issued a press release that stated:

> At a meeting today, the Supervisory Board of Aventis concluded unanimously that Sanofi-Synthélabo's offer is clearly inadequate from a financial standpoint. In addition, the Supervisory Board determined that the offer entails important social risks with limited benefits for Aventis. All members of the Supervisory Board were present or represented at the meeting.

> The Supervisory Board concluded that the Offer is not in the interest of the Company, its shareholders and its employees and, therefore, recommends that Aventis' shareholders do not tender their Aventis shares in the Offer. None of the Supervisory Board intend to tender their own securities into the Offer.

The Supervisory Board directed the Management Board to study all alternatives with stronger industrial, social and financial rationale in the interest of the shareholders and employees of Aventis.

The Supervisory Board resolved that the treasury shares held by Aventis and its subsidiaries not be tendered in the Offer, and gave authority to the Chairman of the Management Board to finalize and sign the ''note d'information en réponse'', which will be filed with the AMF and published following its approval.

On February 17, 2004, the AMF filed with the Court of Appeals of Paris its comments in response to Aventis' request for a suspension of the AMF's clearance decision.

On February 19, 2004, Total announced its results for 2003. In its press release issued on that day, Total stated:

With a 24.4% interest in Sanofi-Synthelabo, Total is closely monitoring the progress of the proposed merger with Aventis. Total supports the proposed transaction, considering that value will be created. Further, Total confirms that its strategy to divest over the medium term is unchanged. The Group anticipates that it will benefit from increased flexibility to exit at the appropriate times and to capture the value creation.

In its presentation in Paris on that day, Total publicly confirmed its strategy to divest its interest in the medium term, stating that there was ''no urgency to divest.'' The presentation also stated Total's belief that the proposed combination will create value.

On February 20, 2004, L'Oréal announced its results for 2003. At a press conference on that day, Mr. Owen-Jones, L'Oréal's Chairman and Chief Executive Officer, stated, in respect of Sanofi-Synthelabo: ''We are going to maintain our shareholding in this company. We see this transaction as the logical outcome of our involvement in the pharmaceutical sector for several years. It's a choice.''

On February 20, 2004, Aventis filed with the Court of Appeals of Paris its memorandum of law setting forth the reasons for its appeal against the AMF's decision (*Décision et Information n° 204C0182*), dated February 3, 2004, to clear the terms of the French offer as complying with applicable French tender offer rules. Also on February 20, 2004, at a hearing before the Court of Appeals of Paris to determine certain procedural matters, the AMF undertook to set the expiration date of the French offer to be at least eight days after the Court of Appeals of Paris announces its decision on the appeal by Aventis.

On February 23, 2004, Aventis filed an appeal with the Court of Appeals of Paris challenging the AMF's decision, dated February 12, 2004, to grant the French prospectus (*Note d'information*) its *visa* (n° 04-0090). In its notice of appeal (*déclaration de recours*), Aventis committed to file a memorandum of law setting forth the reasons for its appeal within fifteen days.

On February 27, 2004, Sanofi-Synthelabo caused the final German offer documents to be filed with the BaFin.

On March 1, 2004, Aventis filed with the Court of Appeals of Paris its memorandum of law setting forth the reasons for its appeal against the AMF's decision to grant the French prospectus (*Note d'information*) its *visa* (n° 04-0090). On March 1, 2004, the Court of Appeals of Paris issued its decision on Aventis' request for a suspension of the AMF's clearance decision (*avis de recevabilité*), ruling that because the AMF had undertaken to set the expiration date for the French offer to be at least eight days after the Court of Appeals of Paris announces its decision on the appeals by Aventis, there was no need to rule on Aventis' request for a suspension of the AMF's clearance decision.

On March 4, 2004, Aventis's recommendation statement (*note d'information en réponse*) responding to Sanofi-Synthélabo's offer was granted a *visa* (n° 04-0135) by the AMF.

On March 5, 2004 Aventis issued a press release stating that it had obtained the AMF's *visa* for its recommendation statement (*note d'information en réponse*) and setting forth the reasons why Aventis was rejecting Sanofi-Synthelabo's offer.

On March 9, 2004, Sanofi-Synthelabo caused its Form CO to be filed with the European Commission.

On March 10, 2004, the BaFin approved the German offer document for publication and March 15, 2004 was set as the date on which the German offer would open.

On March 11, 2004, at a press and analysts' conference in Paris, Mr. Dehecq made a presentation rebutting the arguments and correcting misstatements of fact made by Aventis in its recommendation statement.

On March 12, 2004, Novartis AG issued a press release that stated:

> Responding to a request by AMF, the French market authority, Novartis AG confirms they are exploring the feasibility of a combination with Aventis. No decision has been taken yet whether or not to pursue such a transaction.

On March 18, 2004, Sanofi-Synthelabo announced the successful completion of the first round of syndication of the credit facility entered into in connection with the offers. See ''Source and Amount of Funds''.

On March 23, 2004, Novartis AG issued a press release that stated:

> Following a second request from the French market authority (AMF) to clarify its position regarding Aventis, Novartis confirmed today that it had completed its feasibility study on a potential combination with Aventis. This study concluded that a business case is viable.

> A working hypothesis included a potential spin-off of non-core Aventis and Novartis products into a new entity that would preserve jobs, specifically in France and Germany, creating a pharmaceutical company with product development, licensing and commercial operations including manufacturing.

> Although the business case looks viable, the negative attitude of the French Government has influenced Novartis' consideration to a point that it will only enter into a negotiation phase if formally invited by the Aventis Supervisory Board and if the French Government assumed a neutral position.

> The company stated that neither negotiations nor discussions about price have taken place.

On April 2, 2004, Aventis issued a press release that stated (footnote omitted):

> At its meeting today, the Supervisory Board of Aventis reviewed the current status of the unsolicited offer from Sanofi-Synthelabo of January 26, 2004, and reiterated that this bid is not in the best interests of Aventis, its shareholders and its employees.

> During the meeting, the Management Board reported to the Supervisory Board on the discussions between Aventis and Novartis. After consideration of this report, the Supervisory Board unanimously mandated the Management Board to enter into negotiations with Novartis on the terms and conditions of a potential combination and to pursue discussions with the relevant authorities in France and Germany to address their specific issues. Of the 16 Supervisory Board members, 15 were present or represented at the meeting including the representative of Kuwait Petroleum Corp.

> ''*We are inviting Novartis to enter negotiations because we believe that such a combination would offer significant advantages for Aventis shareholders and employees as it would create the leading European pharmaceutical company with an attractive portfolio, a strong product pipeline and outstanding R&D capabilities,*'' Jurgen Dormann and Jean-Rene Fourtou, Chairman and Vice Chairman of the Aventis Supervisory Board, said in a joint statement. ''*We are aware of the views of the French and German governments and Aventis will do its best to address them.*''

> The Supervisory Board also proposed resolutions to be presented to Aventis shareholders for their approval at the next Aventis General Meeting, which is scheduled for May 19, 2004, including a dividend for 2003 of €0.82 per share and the renewal of 10 Supervisory Board member mandates for three years.

> Furthermore, a resolution will be proposed to amend the Articles of Association of the company to limit shareholders' voting rights to a maximum of 15%. Such a limitation, which has been adopted by several other listed companies in France, would prevent shareholders

from obtaining control of the company with less than a 50% shareholding. This limitation would not apply if a shareholder obtained 50% or more of the voting rights following a public offer.

The Supervisory Board has also considered how to protect Aventis shareholders against the significant decline in value which would be caused by the potential loss of the Plavix patent. A resolution to issue warrants (Bons de Souscriptions d'Actions) will be proposed to shareholders in order to prevent Sanofi-Synthelabo from shifting their Plavix patent risk to Aventis shareholders.

Under the proposed terms, Aventis shareholders would receive one warrant for each Aventis share, each warrant conferring the right to subscribe to 0.28 new Aventis shares at their nominal value of €3.82 per share in the event that:

- the hostile offer of Sanofi-Synthelabo were to succeed against the recommendation of the Supervisory Board of Aventis, and

- a generic version of Plavix were launched in the U.S. before the end of 2007.

If all warrants were to be exercised, the resulting new shares would represent about 22% of Aventis' increased share capital.

While the issuance of such warrants, if approved by Aventis shareholders, would provide protection against the Plavix patent risk, the Aventis Supervisory Board continues to consider the Sanofi-Synthelabo offer inadequate.

On April 2, 2004, Novartis issued a press release that stated:

Novartis takes note of the invitation by the Aventis Supervisory Board to enter into negotiations regarding a potential transaction.

Novartis now expects that the Supervisory Board and management of Aventis will clarify with the French Government the importance of such a transaction for the shareholders of Aventis as well as its benefits for employment and for research and development.

On April 5, 2004, Mr. Dehecq sent a letter to Mr. Landau which reflected concerns regarding Aventis's publicity campaign of systematically denigrating Sanofi-Synthelabo and certain of its products, in particular Plavix®. The letter served as formal notice *(mise en demeure)* that Mr. Landau and Aventis desist from denigrating Sanofi-Synthelabo and its products immediately and reserved Sanofi-Synthelabo's legal rights with respect to Aventis's past actions as well as any actions that Aventis may take in the future in breach of the formal notification to desist.

On April 5, 2004, Aventis organized an analyst conference call with senior management to discuss in more detail the decisions taken by the Aventis Supervisory Board on April 2, 2004.

On April 5, 2004, pursuant to the HSR Act, Sanofi-Synthelabo filed with the FTC its notification and report form with respect to its proposed acquisition of Aventis. Accordingly, the initial waiting period with respect to the offers is scheduled to expire at 11:59 p.m. on May 5, 2004.

Past Contacts, Transactions, Negotiations and Agreements

Other than as set forth in this prospectus, including in the above captioned section ''— Background of the Offers'', since January 1, 2002, to the best knowledge of Sanofi-Synthelabo, there have been no negotiations, transactions or material contacts between Sanofi-Synthelabo or any of its subsidiaries, or Total or L'Oréal, or any of the other persons set forth in Annex A to this prospectus, on the one hand, and Aventis or any of its affiliates, on the other hand, relating to any merger, consolidation, acquisition, tender offer for any class of Aventis's securities, election of any director of Aventis or any sale or other transfer of a material amount of the assets of Aventis.

Other than as set forth in this prospectus, since January 1, 2002, to the best knowledge of Sanofi-Synthelabo, there has been no transaction, or series of related transactions, between Sanofi-Synthelabo, or Total or L'Oréal, or any of the other persons set forth in Annex A to this prospectus, on the one hand, and

- any executive officer, director or affiliate of Aventis that is a natural person that exceeded U.S. $60,000 in aggregate; or

- Aventis or any of its affiliates that is not a natural person that exceeded one percent of the consolidated revenues of Aventis for the fiscal year in which such transaction occurred.

Reasons for the Offers

Sanofi-Synthelabo is making the U.S. offer, the French offer and the German offer in order to acquire, in the most expedient manner possible, control of Aventis through the acquisition of all of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs. Sanofi-Synthelabo is seeking to acquire Aventis because Sanofi-Synthelabo believes that the combination of the two companies will create the number one pharmaceutical company in Europe and the number three worldwide. Sanofi-Synthelabo believes that the enhanced scale, financial strength and research and development resources of the combined company should allow it to serve patients worldwide and to enhance shareholder value in ways that are not likely to be achieved by either Sanofi-Synthelabo or Aventis on a stand-alone basis. Sanofi-Synthelabo believes that the strategic rationale for the acquisition is compelling and that Sanofi-Synthelabo has the capabilities to realize the potential benefits discussed in this section, ''Reasons for the Offers''; however, as with any investment decision, there can be no assurance that these benefits will be realized. For a discussion of the risk factors that you should consider carefully in evaluating the U.S. offer, see ''Risk Factors''.

In reaching its decision to approve the U.S. offer, the French offer and the German offer, at its meeting on January 25, 2004, the Sanofi-Synthelabo board of directors considered a number of factors, including those set out below.

The Sanofi-Synthelabo board of directors considered the strategic rationale for combining the two companies, including the following:

- the increased size and scale of the combined group;

- the complementary aspects available by combining the existing strengths of Sanofi-Synthelabo and Aventis, which in particular create significant opportunities for the combined group in the United States and other fast-growing markets;

- the quality and complementary nature of the existing product portfolio of the combined group;

- the enhanced research and development capabilities and new product pipeline of the combined group, which will benefit from a larger number of molecules under development; and

- the opportunity to realize significant cost savings and other synergies.

Increased size and scale

The combination of Sanofi-Synthelabo and Aventis will create a world class pharmaceutical group, which will be the largest in Europe and the third largest in the world based on pro forma combined sales. The following table summarizes some key financial and operational data of the combined companies on a pro forma basis:

	Sanofi-Synthelabo Stand-alone	Aventis Stand-alone (1)	Sanofi-Synthelabo + Aventis Combined
2003 Worldwide pharmaceutical sales (IMS Data) (2)	€6.9 billion	€14.7 billion	€21.6 billion
World rank among pharmaceutical companies (2)	15th	7th	3rd
2003 Western European pharmaceutical sales (IMS Data) (2)	€3.9 billion	€5.9 billion	€9.8 billion
Western European rank among pharmaceutical companies (2)	8th	3rd	1st
2003 North American sales (IMS Data) (2)	€1.8 billion	€6.2 billion	€8.0 billion
North American rank among pharmaceutical companies (2)	21st	12th	9th
U.S. sales force (3)	2,049	4,560	6,609
2002 R & D expenditure(4)	€1.2 billion	€3.1 billion	€4.3 billion
Late Stage R & D Projects (Phases II, III and LCM (5))	29	29	58
Worldwide employees (as at December 31, 2002)	32,436	70,735	103,171

(1) Core business (pharmaceuticals, vaccines, 50% interest in the Merial joint venture with Merck & Co., and corporate activities).

(2) Based on pharmaceutical sales for the last twelve months ended September 30, 2003 for respective region (IMS Health data). IMS Health is the leading worldwide private-sector, independent provider of market data in the pharmaceutical industry. IMS Health data are widely used as a basis of reference. In general, they present certain discrepancies with accounting data, to the extent that the IMS Health collection network does not cover certain countries.

(3) Scott Levin 1Q 2003.

(4) These data represent: (i) the consolidated R&D expenses of Sanofi-Synthelabo for the year ended December 31, 2002; (ii) the R&D expenses for the core business of Aventis for the year ended December 31, 2002; and (iii) the R&D expenses for the combined business as reflected in the unaudited pro forma condensed combined statement of income for the year ended December 31, 2002, excluding the €4,000 million non-recurring charge for in-process research and development and €300 million of R&D expenses attributable to the non-core business of Aventis.

(5) Life-Cycle Management. Late stage R & D Projects data for Aventis are based on Aventis's published information and financial analysts' reports.

Sanofi-Synthelabo believes that the increased scale of the combined company will lead to important benefits, including:

- an enhanced position in major international markets, in particular in the United States where it will lead to a stronger future;

- increased financial strength; and

- increased ability to manage through diversification the product development risks inherent in the pharmaceutical industry; for a discussion of these risks see ''Risk Factors — Risks Relating to Our Industry'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003 which are incorporated by reference into this prospectus.

Complementary strengths of Sanofi-Synthelabo and Aventis, leading to significant opportunities for the combined group

Sanofi-Synthelabo believes that its management has the necessary skills and experience to realize the opportunities presented by a strategic business combination between Aventis and Sanofi-Synthelabo. Sanofi-

Synthelabo's management has a proven track record in delivering the benefits promised at the time of the 1999 merger of Sanofi and Synthelabo, including realizing the targeted synergies on schedule, and growing consolidated sales at a cumulative annual growth rate of 12% and net earnings per share before exceptional items and goodwill amortization at a cumulative annual growth rate of 42% over the period 1999 to 2002.

Sanofi-Synthelabo believes that the acquisition of Aventis will allow Sanofi-Synthelabo to add the extensive sales and marketing and life cycle management expertise of Aventis to Sanofi-Synthelabo's recognized research and development expertise and demonstrated capacity to generate sales growth in all major international markets. In particular, Sanofi-Synthelabo believes that it will be able to use Aventis's extensive sales force in the United States to accelerate the sales growth of products already on the market and to launch successfully the new products expected to flow from the combined pipeline. Sanofi-Synthelabo also believes Aventis's direct presence in the Japanese market will further accelerate international sales growth.

Complementary product portfolios

The combined company will have a large portfolio of fast-growing drugs, with 9 products having annual sales in excess of €500 million in 2003, based on IMS sales data for the last twelve months ended September 30, 2003. The combined company will have significant marketed products in the following five product categories:

- *Cardiovascular/Thrombosis:* Plavix®, Aprovel®/Avapro®, Lovenox® and Delix®;

- *Central Nervous System:* Stilnox®/Ambien®;

- *Oncology:* Taxotere® and Eloxatin®;

- *Diabetes:* Lantus® and Amaryl®; and

- *Urology:* Xatral®/Xatral OD®/Uroxatral®.

As measured by their compound annual growth rates from 1999 to 2002, these five product categories are among the seven fastest growing product categories, based on data published in the IMS 2002 Global Analyser report. In addition, the combined company will have a strong position in the area of vaccines.

Enhanced research and development pipeline

The combined company will have one of the largest research and development budgets in the pharmaceutical industry, totaling over €4 billion in 2002 on a pro forma basis. The companies' combined development pipeline will include 58 projects in Phase II, Phase III and life-cycle management stages in key product categories, including cardiovascular/thrombosis, central nervous system, oncology, diabetes, internal medicine and vaccines. Sanofi-Synthelabo believes that this combined development pipeline can provide sustained long-term sales growth for the combined company and that in addition there are significant opportunities to improve the productivity of the research and development function of the combined group.

Anticipated cost savings and other synergies

Sanofi-Synthelabo estimates that combining Sanofi-Synthelabo and Aventis will generate approximately €1,600 million in annual synergies, on a pre-tax basis, which represents approximately 6.4% of combined pro forma pharmaceutical revenues for 2002, which were approximately €25 billion. (The €25 billion represents the combined pro forma net sales of the combined companies for the year ended December 31, 2002, less the €3 billion net sales attributable to the non-core business of Aventis. It includes net sales of approximately €1.6 billion attributable to the human vaccines business of Aventis. For reference, the net sales of Fraxiparine® and Arixtra® together represent approximately 1.3% of these combined pro forma net sales for the year ended December 31, 2002.) Sanofi-Synthelabo estimates these synergies will be realized primarily from the elimination of duplication in sales and general and administrative costs, optimization of research and development expenses and the acceleration of revenue growth of the combined entity. Sanofi-Synthelabo estimates that approximately €1,000 million of the synergies may be realized from cost reduction and other operating efficiencies and that approximately €600 million may be realized from the acceleration of revenue growth. Sanofi-Synthelabo is not in a position to provide a more detailed break-down of these estimates absent access to non-public information on

Aventis, which Aventis has not yet provided. The estimates provided are based upon publicly available information (since Sanofi-Synthelabo has not been given any opportunity to undertake a due diligence investigation with respect to Aventis) and are subject to the limitations described below.

Sanofi-Synthelabo's management estimates that 10% of the synergies will be achieved during 2004 (assuming that control of Aventis can be achieved by June 30, 2004), with 60% achieved in 2005 and 100% achieved in 2006. Sanofi-Synthelabo's management currently estimates that in order to realize these recurring synergies, Sanofi-Synthelabo will incur, in total, approximately €2 billion pre-tax in cash restructuring and integration costs, which is in line with the average ratio of total restructuring costs to expected synergies (at announcement) in precedent transactions in the pharmaceutical sector. Sanofi-Synthelabo expects to incur these costs during the first eighteen months following the completion of the offers.

Sanofi-Synthelabo's management believes that the amount and timing of the synergies set forth above are reasonable, although they remain subject to change as additional information is obtained regarding Aventis. While we expect that we will be able to realize these synergies, actual results may differ significantly from these targets in terms of timing, amount or nature and we cannot assure you that these synergies will in fact be achieved in the time frame envisaged, if at all. See ''Risk Factors — The integration of the companies will present significant challenges that may result in the combined business not operating as effectively as expected or in the failure to achieve some or all of the anticipated benefits of the transaction''.

Sanofi-Synthelabo based its synergies analysis on the available public data regarding Aventis and established the level of expected synergies by analyzing the different complementary aspects of the businesses of Sanofi-Synthelabo and Aventis as well as the different areas of geographical overlap and probable functional duplication. Sanofi-Synthelabo determined the level of synergies set forth above, which it believes to be realistic and in line with the average level of synergies announced in connection with precedent transactions in the pharmaceutical sector, on the basis of its knowledge of the pharmaceutical industry and on the basis of publicly available data on Aventis. The portion of these amounts that represent cost synergies are expected to result principally from the optimization of management and administrative structures, of the sales and marketing function as well as of research and development. The portion of these amounts that represent an acceleration of revenue growth are expected to result principally from applying Sanofi-Synthelabo's proven capacities to manage mature products and to achieve strong sales growth in all regions, to generate stronger sales from Aventis's portfolio of mature products, particularly in markets outside the United States, as well as leveraging Aventis's established sales and marketing resources in the United States to accelerate the sales growth of products already on the market (including Plavix®, Avapro®, Eloxatin®, Ambien®, Taxotere® and Lovenox®) and to optimize the launch of the new products expected to flow from the combined pipeline (including Ambien CR® and Accomplia®/Rimonabant) and recently released products (including Uroxatral®). See ''— Complementary strengths of Sanofi-Synthelabo and Aventis, leading to significant opportunities for the combined group''. In particular, because Aventis has a significant sales force serving the United States primary care provider (PCP) channel through which Allegra® is marketed, Sanofi-Synthelabo believes that there is significant opportunity to leverage this sales force to accelerate the sales growth of Ambien CR®, and subsequently Accomplia®/Rimonabant, during the critical period immediately following their launches. Ambien CR® and Accomplia®/Rimonabant will be marketed principally through the same PCP channel and should be brought to market during the same period during which Sanofi-Synthelabo believes that the sales activity of Allegra® may decline due to increased competition from over-the-counter and potentially generic products.

Financial impact; Adjusted net income

In addition to the strategic rationale for the offers discussed above, the Sanofi-Synthelabo board of directors also considered the impact of the acquisition of Aventis on the economic performance of the combined core businesses of Aventis and Sanofi-Synthelabo. In particular, the board of directors reviewed the adjusted pro forma combined net income of the core business, after giving effect to the combination of Sanofi-Synthelabo and Aventis.

Sanofi-Synthelabo defines ''core business'' as the combination of Sanofi-Synthelabo's activities and Aventis's activities in prescription drugs and human vaccines, together with Aventis's 50% interest in Merial, its animal health joint venture with Merck & Co., and its corporate activities. The non-core segment therefore consists of legacy Aventis businesses that Aventis already considers as non-core activities and with respect to

which Sanofi-Synthelabo intends to continue Aventis's program of divestitures. See ''Plans for Aventis After the Completion of this Offer, the French Offer and the German Offer''. Sanofi-Synthelabo believes that the presentation of a segmentation between its core and non-core businesses will enhance investors' understanding of the business on a comparative basis, as Aventis has reported its results in this manner in the past. Sanofi-Synthelabo also believes that the presentation of the performance of the combined company's entire pharmaceutical business, in addition to its GAAP consolidated results, will enhance comparability with Sanofi-Synthelabo's historic performance because Sanofi-Synthelabo has operated in one business segment: the research and development, production, marketing and sale of pharmaceutical products. Sanofi-Synthelabo believes the non-core segment will disappear in the medium term on completion of the planned divestitures and notes that Aventis has already announced its intention to end the distinction between ''core''and ''non core'' as of first quarter 2004.

Sanofi-Synthelabo also believes that investors' understanding of Sanofi-Synthelabo's performance following the acquisition of Aventis will be enhanced by disclosing ''adjusted net income'' for Sanofi-Synthelabo's core business. Sanofi-Synthelabo defines ''adjusted net income'', a non-GAAP financial measure, as net income as determined under French GAAP (which will include under the equity method Aventis's 50% interest in the earnings of Merial), excluding the impact of purchase accounting for the Aventis acquisition and acquisition-related integration and restructuring costs. Sanofi-Synthelabo views adjusted net income as an operating performance measure and believes that the most directly comparable French GAAP measure is net income.

Adjusted net income excludes the effects of purchase-accounting treatments under French GAAP related to the acquisition of Aventis. The purchase-accounting effects on net income will primarily relate to the one-time charge for purchased in-process research and development, the charges to cost of goods sold from the workdown of purchased inventory that was written up to fair value, the charges related to the amortization of Aventis's goodwill and the charges related to the amortization of Aventis's definite-lived intangible assets. Sanofi-Synthelabo believes that excluding these non-cash charges will enhance an investor's understanding of Sanofi-Synthelabo's underlying economic performance after the combination with Aventis because the excluded charges are not considered by management and the board of directors of Sanofi-Synthelabo to reflect the combined entity's ongoing operating performance after the business combination. Rather, management and the board of directors of Sanofi-Synthelabo consider that each of the excluded fixed, non-cash charges reflects the decision, in 2004, to acquire the businesses of Aventis.

Sanofi-Synthelabo also believes (subject to the material limitations discussed below) that disclosing ''adjusted net income'' will also enhance the comparability of its ongoing operating performance. The elimination of the non-recurring items (the one-time charge for purchased in-process research and development and the charges to cost-of-goods sold resulting from the workdown of purchased inventory that was written up to fair value) will enhance comparability after the combination from one period to the other. The elimination of the amortization of goodwill resulting from the acquisition of Aventis will also enhance comparability (1) across periods after the combination (because in April 2005, Sanofi-Synthelabo will be required to publish its financial statements under IFRS, and it is presently expected that, under IFRS, goodwill will no longer be amortized) and (2) relative to its peers in the pharmaceutical industry (many of which, including Eli Lilly, Johnson & Johnson, Pfizer, Bristol Myers Squibb, Abbott, Wyeth, Merck & Co. and Schering Plough, report their results under U.S. GAAP, under which accounting principles goodwill is not amortized). Lastly, Sanofi-Synthelabo believes that the elimination of charges related to the amortization of Aventis's definite-lived intangible assets will also enhance the comparability of its ongoing operating performance relative to its peers in the pharmaceutical industry that carry these intangible assets (principally patents and trademarks) at low book values either because they are the result of in-house research and development that has already been expensed in prior periods or because they were acquired through business combinations that were accounted as poolings-of-interest.

Sanofi-Synthelabo anticipates that the acquisition of Aventis will give rise to significant integration and restructuring costs. Sanofi-Synthelabo intends to exclude these costs from adjusted net income because these integration and restructuring costs will be directly and only incurred in connection with this transaction and Sanofi-Synthelabo reasonably believes that these costs will disappear or become immaterial within eighteen months. Assuming Sanofi-Synthelabo gains control of Aventis by June 30, 2004, Sanofi-Synthelabo currently expects to have incurred substantially all of the integration and restructuring costs by the end of 2005. The costs

will occur over an eighteen-month period because of the unusual complexity and size of this global business combination and the highly regulated nature of our operations. It is not the business or past practice of Sanofi-Synthelabo to restructure on a continuous basis. The last material integration and restructuring costs incurred arose out of the May 1999 merger between Sanofi and Synthelabo and were substantially expensed by the end of 2001, in accordance with the expectations of management at the time of that merger. Since 2001, there have been no material restructuring charges.

Management intends to use adjusted net income to manage and to evaluate Sanofi-Synthelabo's performance and believes it is appropriate to disclose this non-GAAP financial measure, as a supplement to its French GAAP reporting, to assist investors with their analysis of the factors and trends affecting Sanofi-Synthelabo's business performance. On completion of the acquisition of Aventis, management intends to revise the format of its internal management reporting to include this measure as a subtotal and will consider adjusting its segment information in accordance with SFAS 131 criteria to take into account this revised format. Management expects to use the measure as a component in setting incentive compensation targets, because it better measures the underlying operational performance of the business and excludes charges over which managers have no control. Management also intends that, after the acquisition of Aventis, future earnings guidance for the combined entity will be given on the basis of non-GAAP adjusted net income. As announced on January 26, 2004, management also intends to use adjusted net income to manage and analyze dividend policy for the combined group. After the acquisition of Aventis, in general, and subject to any applicable legal restrictions on distributions, Sanofi-Synthelabo intends to propose that its shareholders approve an annual dividend determined as a percentage of adjusted net income achieved in respect of the relevant year and management intends to manage and analyze dividends paid as a ratio of non-GAAP adjusted net income, which it believes provides a consistent basis for comparison across periods. Accordingly, management believes that an investor's understanding of the evolution of Sanofi-Synthelabo's dividend policy will be enhanced by disclosing non-GAAP adjusted net income.

Sanofi-Synthelabo reminds investors, however, that non-GAAP adjusted net income should not be considered in isolation from, or as a substitute for, net income reported in accordance with French GAAP. In addition, Sanofi-Synthelabo strongly encourages investors and potential investors, including holders of Aventis ordinary shares, not to rely on any single financial measure but to review its financial statements, including the notes thereto, and its other publicly-filed reports carefully and in their entirety.

There are material limitations associated with the use of non-GAAP adjusted net income as compared to the use of French GAAP net income in evaluating Sanofi-Synthelabo's performance, as described below:

• The results presented by non-GAAP adjusted net income cannot be achieved without incurring the following costs that the measure excludes:

  • *Amortization of identifiable intangible assets acquired from Aventis.* Although this amortization is a non-cash charge, it is important for investors to consider it because it represents an allocation in each reporting period of a portion of the purchase price that we will pay for the identifiable intangible assets of Aventis (principally patents and trademarks). Sanofi-Synthelabo estimates that it will pay an aggregate of €31,000 million for these intangible assets (which, in general, will be amortized over their useful lives ranging from 7 to 17 years). A large part of our revenues after the combination could not be generated without owning these assets. Also, a significant portion of the purchase price paid for these assets will be financed by debt obligations which will need to be repaid in cash in the future. Further, if we do not continuously replace revenue-generating intangible assets as they become unproductive (for example, through researching and developing new pharmaceutical products), we may not be able to maintain or grow our revenues.

  • *Integration and restructuring costs.* Non-GAAP adjusted net income will not reflect any integration and restructuring costs even though it will reflect any synergies that may arise from the combination of Sanofi-Synthelabo and Aventis.

- The difference in treatment of similar charges may complicate the use of non-GAAP adjusted net income as a comparative measure:

  - *Amortization of identifiable intangible assets.* Non-GAAP adjusted net income will reflect amortization charges related to intangible assets that Sanofi-Synthelabo owns at the time that it acquires Aventis (and to intangible assets that it may acquire after that acquisition), even though non-GAAP adjusted net income will not reflect the amortization charges related to identifiable intangible assets acquired from Aventis.

  - *Amortization of Goodwill.* Non-GAAP adjusted net income will reflect the amortization of goodwill that Sanofi-Synthelabo has recorded on its accounts at the time that it acquires Aventis (and the amortization of goodwill that Sanofi-Synthelabo may acquire after that acquisition), even though non-GAAP adjusted net income will exclude the amortization of goodwill that arises as a result of the acquisition of Aventis.

Sanofi-Synthelabo will compensate for the above described material limitations by using non-GAAP adjusted net income only to supplement its French GAAP financial reporting (and any reconciliation of French GAAP results to U.S. GAAP that Sanofi-Synthelabo is required to make under the rules of the SEC) and by ensuring that its disclosures provide sufficient information for a full understanding of all adjustments included in non-GAAP adjusted net income. In addition, subject to applicable law, Sanofi-Synthelabo may in the future decide to report additional non-GAAP financial measures which, in combination with non-GAAP adjusted net income, may compensate further for some of the material limitations described above.

In determining the level of future dividend payments, and in analyzing dividend policy on the basis of non-GAAP net income, Sanofi-Synthelabo's management intends to take into account the fact that a significant portion (approximately €9 billion) of the purchase price paid for Aventis (including the purchase price allocated to identifiable intangible assets and goodwill) will have been financed under the credit facility and that this borrowed money will have to be repaid in cash in the medium term. See ''Source and Amount of Funds''. Further, management intends to take into account the fact that the adjustments reflected in non-GAAP adjusted net income have no effect on the underlying amount of cash available to pay dividends, and that although the adjustments relating to the elimination of the effect of the purchase accounting treatment of the Aventis acquisition represent non-cash charges, the adjustments relating to integration and restructuring costs may represent significant cash charges in the periods immediately following the closing of the offers.

Because non-GAAP adjusted net income is not a standardized measure, it may not be comparable with the non-GAAP financial measures of other companies having the same or a similar name.

A reconciliation between pro forma combined net income, as reported under French GAAP, reflecting the combination of Sanofi-Synthelabo and Aventis, and adjusted pro forma combined net income, showing the breakdown between core and non-core business, as considered by board of directors on January 26, 2004, follows:

	For the six months ended June 30, 2003			For the year ended December 31, 2002		
	Non-core business	Core business	Pro forma combined	Non-core business	Core business	Pro forma combined
	(in millions of euros, except per share data)					
Pro forma combined net income (French GAAP) (1)	(274)	896	622	488	(4,503)	(4,015)
Less: Significant purchase accounting treatments:						
• To eliminate one-time charge for purchased In-Process R&D	–	–	–	–	4,000	4,000
• To eliminate the charges from the workdown of purchased inventory that was written-up to fair value, net of tax	–	–	–	–	2,131	2,131
• To eliminate the charges related to the amortization of Aventis's goodwill	–	354	354	–	708	708
• To eliminate the charges related to the amortization of Aventis's intangible assets, net of tax	–	986	986	–	1,972	1,972
Total significant purchase accounting treatments:	–	1,340	1,340	–	8,811	8,811
Adjusted pro forma combined net income	(274)	2,236	1,962	488	4,308	4,796
Earnings per share, based on adjusted pro forma combined net income						
Basic	(0.20)	1.64	1.44	0.35	3.11	3.47
Diluted	(0.20)	1.64	1.44	0.35	3.11	3.46

---

(1) For details of how the pro forma combined net income for the periods presented to the board of directors is derived, please see ''Unaudited Pro Forma Condensed Combined Financial Statements of Sanofi-Synthelabo and Aventis'' included in Amendment No. 1 to Sanofi-Synthelabo's Registration Statement on Form F-4 (file no. 333-112314), filed on March 12, 2004.

The adjusted pro forma combined net income is based on preliminary assumptions that Sanofi-Synthelabo made, on the basis of limited publicly available information. In particular, with the exception of the amortization of goodwill, all other purchase accounting adjustments, and in particular those relating to inventories and amortization of existing intangible assets, are entirely allocated to the core business.

Other positive factors considered

In addition to the strategic rationale for the offers discussed above, the Sanofi-Synthelabo board of directors also considered the following factors, generally supporting the decision to make the U.S. offer, the French offer and the German offer:

- The structure and financial terms of the offers, including:

  - *The premium offered:* that based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris, over the one month ended January 21, 2004, which was €58.72, the terms of the offers valued each Aventis ordinary share at €60.43, representing a premium of 15.2% over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same period. The board of directors also considered that, based on the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris, over the three-month and twelve-month periods ended January 21, 2004, the terms of the offers valued each Aventis ordinary share at a premium of 18.4% and 19.3%, respectively, over the average daily closing price, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same three- and twelve-month periods. The board of directors also considered that based on the closing price for Sanofi-Synthelabo ordinary shares on

Euronext Paris on January 21, 2004 and January 23, 2004 (the last trading day before the board meeting), the terms of the offers valued each Aventis ordinary share at a premium of 14.3% and 3.6%, respectively, over the closing price for Aventis ordinary shares on Euronext Paris on the same dates.

- *The mix of cash and stock consideration:* that the 19% cash component could be financed while maintaining an A/A+ credit rating; that a cash component would help stabilize the value of the offer to Aventis shareholders in case of any fluctuations in the price of Sanofi-Synthelabo securities; that a 19% cash component would optimize the potential accretion to earnings per share; and that a cash component signaled the confidence of Sanofi-Synthelabo in the value of the equity of the combined company.

- *The mix-and-match structure:* that the mix and match structure was intended to provide individual shareholders with a choice as to their preferred form of consideration while assuring that, in aggregate, 81% of the Aventis securities tendered would be exchanged for Sanofi-Synthelabo securities and 19% would be purchased for cash.

- *The adjusted consideration in the event that Aventis pays a dividend:* that the consideration offered in exchange for each Aventis security will be reduced by the net value of any dividend paid by Aventis before the settlement of the offers.

- the reasonable expectation that the transaction would be accretive to Sanofi-Synthelabo's earnings per share from 2004, based on the adjusted pro forma combined net income of the core business;

- the reasonable expectation that the combined group would be able to repay the acquisition debt of approximately €9 billion within five years following the completion of the offers based on internal cash flow generation;

- the terms and conditions of the offers, including that Sanofi-Synthelabo is not obligated to purchase any Aventis securities tendered into the offers unless Aventis securities representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are tendered in the offers, which the board considered to be a positive factor because Sanofi-Synthelabo would not be required to purchase any Aventis securities unless it is able to purchase enough Aventis securities to give it effective control over Aventis;

- the required regulatory consents and the reasonable likelihood that the acquisition of Aventis securities would be approved by U.S. and European antitrust regulators without the imposition of materially burdensome terms or conditions;

- the expectation that the offers could be completed successfully, including the reasonable likelihood that no competing offeror would emerge; and

- the fact that the combined group would be headquartered in Paris, with major operations centers in the United States and Germany and a direct presence in Japan, and would be managed under the direction of Sanofi-Synthelabo.

Other factors considered

In addition, the Sanofi-Synthelabo board of directors considered the following factors, generally weighing against the decision to commence the offers and proceed with the attempted acquisition:

- the difficulties and management distractions inherent in integrating the operations of two large multinational companies and in continuing to manage the two companies;

- the fact that the offers were unsolicited and were being launched without the support and recommendation of Aventis's management board (*directoire*) and supervisory board (*conseil de surveillance*), including that there was no opportunity to conduct due diligence of non-public information before commencing the offers and that the unsolicited nature of the offers might make integration more difficult;

- the covenants associated with the acquisition debt required to finance the cash portion of the consideration; and

- the risk that the offers might not be completed, and the possible adverse implication to patients, investor relations, management credibility and employee morale under such circumstances.

For a further discussion of certain of these risks and uncertainties, please see ''Risk Factors'' and the ''Cautionary Statement Concerning Forward-Looking Statements''.

The foregoing discussion of the information and factors considered by the Sanofi-Synthelabo board of directors in making its decision to approve the offers does not purport to be exhaustive, but includes all material factors considered by the Sanofi-Synthelabo board of directors. In view of the wide variety of factors considered in connection with its evaluation of the offers and the proposed acquisition of Aventis and the inherent complexity of these matters, the Sanofi-Synthelabo board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In addition, different members of the Sanofi-Synthelabo board of directors may have given different weight to different factors.

FINANCIAL ANALYSIS OF THE OFFERS

Under French law and regulations applicable to the French offer, the French offer prospectus (*note d'information*) relating to the French offer must include a description of the financial terms of the offers using a multi-criteria financial analysis. Since this financial analysis has been made available in the French information memorandum to those holders of Aventis securities eligible to participate in the French offer, a translation of the financial analysis is included in this prospectus. The financial analysis was performed solely to comply with French regulations in connection with the preparation of the offer prospectus for the French offer. This financial analysis was not relied on in any way by Sanofi-Synthelabo in connection with establishing the consideration offered in the U.S. offer nor was this financial analysis presented to the board of directors. Representatives of Merrill Lynch (France) and BNP Paribas assisted Sanofi-Synthelabo by compiling and reviewing the publicly available data used in, and performing certain calculations for purposes of, this financial analysis. However, this financial analysis does not constitute an opinion of Merrill Lynch (France) or BNP Paribas or any of their respective affiliates regarding the fairness of the consideration offered in any of the offers from a financial point of view or otherwise to either the holders of Aventis securities or the holders of Sanofi-Synthelabo securities and is not intended to, and does not, constitute a recommendation to any holder of Aventis securities with respect to the offers. Neither Merrill Lynch (France), BNP Paribas nor any of their respective affiliates has made any independent valuation or appraisal of the assets or liabilities of Sanofi-Synthelabo or Aventis, nor has Merrill Lynch (France), BNP Paribas or any of their respective affiliates been furnished with any such appraisals. Moreover, this financial analysis is not intended to, and does not, represent the views of Merrill Lynch (France), BNP Paribas or any of their respective affiliates as to the underlying valuation, future performance or long-term viability of Sanofi-Synthelabo or Aventis, or the prices at which Sanofi-Synthelabo securities will trade upon or subsequent to announcement or consummation of the offers.

The following is a translation from French of the original disclosure regarding the financial analysis of the offers set forth in the French offer prospectus (note d'information) for the French offer. Certain terminology has been conformed to the defined terms used in this prospectus and certain typographical conventions have been conformed to United States usage.

Preliminary Information

The multi-criteria analysis of the financial terms of the offers was based on financial methods commonly used in the pharmaceutical sector: stock market price, market multiples of selected comparable companies, premiums paid in selected precedent transactions in the pharmaceutical industry, net earnings per share and dividends per share.

The financial data for Sanofi-Synthelabo and Aventis used to analyze the financial terms of the offers are derived from the consolidated financial statements of Sanofi-Synthelabo and Aventis for the years ended December 31, 2000, 2001 and 2002. The net earnings per share of each of Sanofi-Synthelabo and Aventis are presented on a non-diluted basis. The number of shares of Sanofi-Synthelabo and Aventis taken into account in determining the net earnings per share are as follows:

	Sanofi-Synthelabo	Aventis
2000	731,232,525	780,546,131
2001	731,711,225	787,553,585
2002	727,686,372	793,412,151

Sanofi-Synthelabo did not have access to any forecast information prepared by Aventis and did not discuss the company's prospects with the management team of Aventis. Forecasted financial information used in the following analysis comes from the consensus of financial research reports.

Shares of both companies are listed in Paris and New York, and Aventis's shares are listed in Frankfurt as well. Both are part of the main French (CAC 40) and European (Eurostoxx 50) stock-market indices and have a

strong liquidity. Sanofi-Synthelabo and Aventis make regular communications about their results and are followed by the main financial analysts.

On January 16, 2004, the markets for Sanofi-Synthelabo ordinary shares and Aventis ordinary shares experienced a first wave of significant price movements, driven by rumors of a business combination between the two companies. These movements led each of Sanofi-Synthelabo and Aventis, at the express request of the AMF, to issue press releases in which Sanofi-Synthelabo stated that it was not in any negotiations and Aventis stated that it was not in any discussions.

On January 22 and January 23, 2004, the share prices and trading volumes of Sanofi-Synthelabo ordinary shares and Aventis ordinary shares were again very significantly affected by rumors and press articles citing a possible combination of the two companies, reported variously as a negotiated merger or as an unsolicited transaction.

The trading days that followed Wednesday, January 21, 2004, were affected by market rumors and abnormal movements in a repeated and continuing fashion. For these reasons, Sanofi-Synthelabo decided to take the average closing price over the month preceding January 21, 2004 as the reference period for determining the terms of the offers.

Financial Analyses of the Standard Entitlement

Under the terms of the offers, assuming the standard entitlement, for every 6 shares of Aventis tendered, you are offered 5 shares of Sanofi-Synthelabo and a sum of euros 69.00 in cash (or 0.8333 of a Sanofi-Synthelabo ordinary share and a sum of euros 11.50 in cash for each Aventis ordinary share).

Based on the average closing price, weighted by daily volume, of Sanofi-Synthelabo of 58.72 euros for the calendar month ended January 21, 2004 (the last trading day before the abnormal share price movements and trading volumes described above under ''— Preliminary Information''):

- the implied value per Aventis ordinary share under the standard entitlement represents 60.43 euros ((5 x 58.72 euros + 69.00 euros)/ 6) and is therefore consistent with the price under the all cash election, which is 60.43 euros per Aventis ordinary share; and

- the implied exchange ratio under the standard entitlement represents 1.0292 ((5 x 58.72 euros + 69.00 euros)/ (6 x 58.72 euros)) and is therefore in line with the exchange ratio under the all stock election of 35 Sanofi-Synthelabo ordinary shares for 34 Aventis ordinary shares (or 1.0294 Sanofi-Synthelabo ordinary shares for each Aventis ordinary share).

The terms of the standard entitlement were therefore analysed on the basis of financial analyses of the all cash election and the all stock election presented below and based on the published data of the relevant companies.

In addition, the implied values of the standard entitlement and the implied premiums derived by reference to historical stock market prices of Sanofi-Synthelabo and Aventis ordinary shares were calculated for selected periods as follows:

	Sanofi-Synthelabo stock price (€)	Aventis stock price (€)	Implied value (€)	Premium
As of January 21, 2004	60.00	53.80	61.50	14.3%
1-month average (1)	58.72	52.46	60.43	15.2%
2-month average (1)	57.59	50.90	59.49	16.9%
3-month average (1)	56.46	49.44	58.55	18.4%
6-month average (1)	53.99	47.72	56.49	18.4%
9-month average (1)	53.70	47.41	56.25	18.6%
12-month average (1)	52.16	46.08	54.97	19.3%
12-month high (1)	60.40	54.75	61.83	12.9%
12-month low (1)	41.75	38.06	46.29	21.6%

(1) Through January 21, 2004. Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

Financial Analyses of the All Cash Election

The offer price for the all cash election of 60.43 euros per Aventis ordinary share was analyzed in the following manner:

Stock market price

The following table summarizes the level of the premiums implied by the offer price under the all cash election, as compared to the closing price of Aventis ordinary shares on January 21, 2004, as well as the average closing prices of Aventis ordinary shares weighted by volumes for the selected periods ended on that date:

	Aventis stock price (€)	Premium
As of January 21, 2004	53.80	12.3%
1-month average (1)	52.46	15.2%
2-month average (1)	50.90	18.7%
3-month average (1)	49.44	22.2%
6-month average (1)	47.72	26.6%
9-month average (1)	47.41	27.5%
12-month average (1)	46.08	31.1%
12-month high (1)	54.75	10.4%
12-month low (1)	38.06	58.8%

(1) Through January 21, 2004. Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

The offer price under the all cash election represents a premium of between 15.2% and 31.1% compared to the various selected average closing prices weighted by daily volumes over the 12 months prior to January 21, 2004.

Selected listed comparable companies

This analysis consisted of comparing the implied price-to-earnings multiple of Aventis (based on actual net income for 2002 and forecasted net income for 2003 and 2004) under the all cash election to the average and median price-to-earnings multiples of the main publicly listed companies in the pharmaceutical sector (based on actual net income for 2002, actual or forecasted net income for 2003, and forecasted net income for 2004). Price-to-earnings multiples were calculated as the ratio between the market value of the selected companies (as of January 21, 2004) and their 2002, 2003 and 2004 earnings before goodwill amortization and exceptional items. These multiples are presented in the following table:

	Currency	Market capital-ization (1) (bn)	Net income 2002 (2) (bn)	Net income 2003 (2) (bn)	Net income 2004 (3) (bn)	P/E 2002	P/E 2003	P/E 2004
Eli Lilly	USD	78.5	2.8	2.8	3.0	28.4x	28.1x	26.3x
Roche	CHF	111.7	4.3	4.0	4.7	25.9x	28.1x	23.7x
AstraZeneca	USD	81.0	3.2	3.1	3.5	25.0x	26.2x	23.1x
Sanofi-Synthelabo	EUR	40.1	1.8	2.0	2.4	22.8x	19.9x	17.0x
Johnson & Johnson	USD	153.0	6.8	8.1	8.9	22.5x	18.9x	17.2x
Pfizer	USD	270.8	12.1	12.7	15.5	22.3x	21.3x	17.4x
Bristol Myers Squibb.	USD	56.6	2.6	3.3	3.1	22.0x	17.3x	18.1x
Abbott.	USD	70.7	3.2	3.5	3.9	21.8x	20.3x	18.3x
Wyeth	USD	57.8	3.0	3.3	3.6	19.5x	17.7x	15.9x
Novartis (4).	CHF/	142.0/	7.9			18.1x		
	USD	113.9		5.3	5.7		21.7x	20.0x
Aventis (5)	**EUR**	**40.9**	**2.4**	**2.9**	**3.2**	**17.1x**	**14.1x**	**13.0x**
Merck & Co. (6)	USD/	112.6/	7.1			15.8x		
	USD	103.2		6.8	7.0		15.1x	14.8x
GlaxoSmithKline	GBP	71.3	4.6	5.1	5.0	15.4x	14.1x	14.3x
Schering Plough	USD	26.0	2.1	0.5	0.1	12.3x	ns	ns
Average						**20.6x**	**20.2x**	**18.4x**
Median.						**21.9x**	**19.9x**	**17.4x**
Implied multiple of Aventis at €60.43						**19.7x**	**16.2x**	**14.9x**
Premium/(discount) on average						**(4.5%)**	**(19.7%)**	**(18.9%)**
Premium/(discount) on median						**(10.0%)**	**(18.3%)**	**(14.4%)**

(1) Based on the average closing price weighted by daily volumes for the month ended January 21, 2004. (Source: Datastream).

(2) Before amortization of goodwill and exceptional items. Exceptional items include principally capital gains/losses on disposals of assets, asset impairment charges, provisions for restructuring as well as other non-recurring charges/revenues as reported by companies. Based on reported net income, with the exception of the net income for 2003 of Roche, Sanofi-Synthelabo, Aventis and GlaxoSmithKline (which is based on the consensus of financial analysts derived from between 4 and 8 financial analysts reports, depending on the company, published since November 2003 and sufficiently detailed as to be useful for this purpose).

(3) Before amortization of goodwill and exceptional items. Based on the consensus of financial analysts derived from between 4 and 8 financial analysts reports, depending on the company, published since November 2003 and sufficiently detailed as to be useful for this purpose.

(4) Novartis published its results in Swiss francs until 2002. From and after its 2003 results, the currency used by Novartis in preparing its accounts has been the U.S. dollar. Therefore, the P/E multiple for 2002 was calculated on the basis of reported net income (see note 2) and a market capitalization in Swiss francs; the P/E multiples for 2003 and 2004 have been calculated on the basis of the reported net income for 2003 (see note 2), a consensus forecast for 2004 net income (see note 3) and a market capitalization in U.S. dollars.

(5) The P/E multiple for 2002 was calculated on basis of reported consolidated net income (see note 2); the P/E multiples for 2003 and 2004 have been calculated on the basis of a consensus forecast for net income before amortization of goodwill and exceptional items of the Aventis core business (consensus forecast derived from 7 financial analysts reports published since November 2003 and sufficiently detailed as to be useful for this purpose).

(6) Given that the net income of Merck & Co. for 2002 included its subsidiary Medco Health, which was spun off from Merck & Co. on August 19, 2003, the market capitalization value used to determine the P/E multiple for 2002 for Merck & Co. was calculated as the sum of the market capitalization values of Merck & Co. and Medco Health (€112.6 billion). For 2003 and 2004, the net income of Merck excludes Medco Health; the market capitalization used in calculating the P/E multiples for 2003 and 2004 is that of Merck alone (€103.2 billion).

It can be seen that the price-to-earnings multiple for Aventis implied by the offer price under the all cash election is between 4.5% and 19.7% below the average and between 10.0% and 18.3% below the median of the price-to-earnings multiples of the selected comparable companies, depending on the year of reference.

Premiums offered in selected precedent transactions in the pharmaceutical industry

This analysis consisted of comparing the premiums implied by the offer price under the all cash election with the premiums over the stock market price of the target companies in selected significant transactions in the pharmaceutical sector since 1998. It should be noted that these selected transactions were effected exclusively through share exchanges. The premiums were calculated based on the closing price or the average closing prices of the common or ordinary shares of the target company during the selected periods of between one day and one year prior to the public announcement of the relevant transaction, except as noted below. The difference between the premiums implied by the offer price under the all cash election and the premiums in the selected transactions was calculated by subtracting the average and median of the premiums in the precedent transactions for each of the selected periods from the premiums implied by the offer price under the all cash election for the corresponding periods.

Announcement date	Reference date (1)	Acquirer	Target	Premium/ (discount) on day before announcement	Premium/ (discount) over 1-month average	Premium/ (discount) over 3-month average	Premium/ (discount) over 12-month average
15-July-02	12-July-02	Pfizer	Pharmacia	52.3%	44.4%	39.8%	52.5%
17-Jan-00	13-Jan-00	GlaxoWelcome	SmithKline Beecham	0.1%	(0.5%)	0.9%	1.3%
20-Dec-99	17-Dec-99	Pharmacia Upjohn	Monsanto	1.1%	5.8%	11.4%	7.9%
04-Nov-99	02-Nov-99	Pfizer	Warner Lambert	33.7%	45.0%	49.8%	55.0%
14-May-99 (2)	13-May-99	Rhone Poulenc	Hoechst	(2.8%)	(12.2%)	(13.1%)	(6.3%)
09-Dec-98	08-Dec-98	Zeneca	Astra	14.1%	13.8%	12.0%	6.8%
02-Dec-98	01-Dec-98	Sanofi	Synthélabo	5.7%	12.9%	6.0%	2.4%
Average (last five years)				**14.9%**	**15.6%**	**15.3%**	**17.1%**
Median (last five years)				**5.7%**	**12.9%**	**11.4%**	**6.8%**
Premium offered in this offer				**12.3%**	**15.2%**	**22.2%**	**31.1%**
Difference between the premium offered in this offer and the average premium of selected transactions				**(2.5%)**	**(0.4%)**	**7.0%**	**14.1%**
Difference between the premium offered in this offer and the median premium of selected transactions				**6.6%**	**2.3%**	**10.8%**	**24.3%**

(1) Reference date: the date used to calculate the premiums may differ from the date of the announcement in order to avoid taking into account speculative movements in share prices.

(2) Transaction was first announced on December 1, 1998.

The premium offered under the all cash election exceeds the average and the median of the premiums calculated in this manner for the selected transactions, except in the case of the average premiums on the day before the announcement and over the 1-month average.

Summary of the financial analyses of the all cash offer

Market Price	Premium/(discount)
As of January 21, 2004	12.3%
1-month average (1)	15.2%
2-month average (1)	18.7%

Market Price	Premium/(discount)
3-month average (1)	22.2%
6-month average (1)	26.6%
9-month average (1)	27.5%
12-month average (1)	31.1%
12-month high (1)	10.4%
12-month low (1)	58.8%

Selected Companies	
Average price-to-earnings multiple	(4.5%) to (19.7%)
Median price-to-earnings multiple	(10.0%) to (18.3%)

Selected Transactions (2)
Premium of Offer minus Premium (mean or median) of Selected Transactions

Day before announcement – mean	(2.5%)
Day before announcement – median	6.6%
1-month mean	(0.4%)
1-month median	2.3%
3-month mean	7.0%
3-month median	10.8%
12-month mean	14.1%
12-month median	24.3%

(1) Through January 21, 2004. Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

(2) Calculated as the excess of (i) the implied premium of the offer price per Aventis ordinary share relative to the historical market price over (ii) the average or median premium, as applicable, offered in selected transactions relative to the target company's historical market prices for the same trading periods. As an example, for the 3-month average, the premium over the 3-month median in selected transactions is calculated as: 22.2% – 11.4% = 10.8%.

Financial Analyses of the All Stock Election

The exchange ratio offered under the all stock election, which is 35 Sanofi-Synthelabo ordinary shares for every 34 Aventis ordinary shares (or 1.0294 Sanofi-Synthelabo ordinary shares for each Aventis ordinary share), was analyzed in the following manner:

Stock market price

The following table summarizes the level of premiums implied by the exchange ratio under the all stock election, as compared to the exchange ratio based on the closing price of Aventis ordinary shares and Sanofi-Synthelabo ordinary shares on January 21, 2004, as well as to the exchange ratios based on the average closing prices weighted by volumes of each company for the selected periods ended on that date:

	Aventis stock price(€)	Sanofi-Synthelabo stock price(€)	Implied exchange ratio	All stock election exchange ratio	Premium
As of January 21, 2004 . . .	53.80	60.00	0.90	1.0294	14.8%
1-month average (1)	52.46	58.72	0.89	1.0294	15.2%
2-month average (1)	50.90	57.59	0.88	1.0294	16.5%
3-month average (1)	49.44	56.46	0.88	1.0294	17.6%
6-month average (1)	47.72	53.99	0.88	1.0294	16.5%

	Aventis stock price(€)	Sanofi-Synthelabo stock price(€)	Implied exchange ratio	All stock election exchange ratio	Premium
9-month average (1)	47.41	53.70	0.88	1.0294	16.6%
12-month average (1)	46.08	52.16	0.88	1.0294	16.5%
12-month high (1)	54.75	60.40	0.91	1.0294	13.6%
12-month low (1)	38.06	41.75	0.91	1.0294	12.9%

(1) Through January 21, 2004. Averages are calendar, weighted by volumes and calculated based on daily closing prices. (Source: Datastream).

The premium implied by the exchange ratio under the all stock election ranges from 15.2% to 17.6% compared to the implied exchange ratios based on the average closing prices weighted by daily volumes of Aventis and Sanofi-Synthelabo ordinary shares over the 12 months prior to January 21, 2004.

Premiums offered in selected precedent transactions in the pharmaceutical industry

This analysis consisted of comparing the premiums implied by the exchange ratio under the all stock election with the premiums over the stock market price of the target companies in the selected transactions in the pharmaceutical sector since 1998, as discussed above in the section captioned ''Financial Analyses of the All Cash Election — Premiums offered in selected precedent transactions in the pharmaceutical industry''.

Announcement date	Reference date (1)	Acquirer	Target	Premium/(discount) on day before announcement	Premium/(discount) over 1-month average	Premium/(discount) over 3-month average	Premium/(discount) over 12-month average
15-July-02	12-July-02	Pfizer	Pharmacia	52.3%	44.4%	39.8%	52.5%
17-Jan-00	13-Jan-00	GlaxoWelcome	SmithKline Beecham	0.1%	(0.5%)	0.9%	1.3%
20-Dec-99	17-Dec-99	Pharmacia Upjohn	Monsanto	1.1%	5.8%	11.4%	7.9%
04-Nov-99	02-Nov-99	Pfizer	Warner Lambert	33.7%	45.0%	49.8%	55.0%
14-May-99 (2)	13-May-99	Rhone Poulenc	Hoechst	(2.8%)	(12.2%)	(13.1%)	(6.3%)
09-Dec-98	08-Dec-98	Zeneca	Astra	14.1%	13.8%	12.0%	6.8%
02-Dec-98	01-Dec-98	Sanofi	Synthelabo	5.7%	12.9%	6.0%	2.4%
Average (last five years)				14.9%	15.6%	15.3%	17.1%
Median (last five years).				5.7%	12.9%	11.4%	6.8%
Premium offered in this offer				14.8%	15.2%	17.6%	16.5%
Difference between the premium offered in this offer and the average premium of selected transactions				(0.1%)	(0.4%)	2.3%	(0.5%)
Difference between the premium offered in this offer and the median premium of selected transactions				9.1%	2.3%	6.1%	9.7%

(1) Reference date: the date used to calculate the premiums may differ from the date of the announcement in order to avoid taking into account speculative movements in share prices.

(2) Transaction was first announced on December 1, 1998.

It can be seen that the premiums implied by the offer price under the all stock election are in line with the average and are above the median of the premiums calculated in the selected precedent transactions.

Consolidated net income per share

The following table presents the level of premiums implied by the exchange ratio under the all stock election, as compared to the implied exchange ratios derived from the consolidated net income per share, before

amortization of goodwill and exceptional items, of Sanofi-Synthelabo and Aventis for each of the years 2000, 2001 and 2002.

	Sanofi-Synthelabo net income per share (€) (1)	Aventis net income per share (€) (1)	Implied exchange ratio	All stock election exchange ratio	Premium/ (discount)
2000....................	1.31	1.64	1.25	1.0294	(17.7%)
2001....................	1.88	2.84	1.51	1.0294	(31.9%)
2002....................	2.42	3.01	1.25	1.0294	(17.5%)

(1) Before amortization of goodwill and exceptional items. Exceptional items include capital gains/losses on disposals of assets, provisions for restructuring as well as other non-operating expenses/revenues.

Dividends per share

The following table presents the level of premiums implied by the exchange ratio under the all stock election, as compared to the implied ratios derived from the amount of dividends paid, without dividend tax credit (*avoir fiscal*), by Sanofi-Synthelabo and Aventis in respect of the years 2000, 2001 and 2002.

	Aventis dividends paid (€)	Sanofi-Synthelabo dividends paid (€)	Implied exchange ratio	All stock election exchange ratio	Premium/ (discount)
2000	0.50	0.44	1.14	1.0294	(9.4%)
2001	0.58	0.66	0.88	1.0294	17.1%
2002	0.70	0.84	0.83	1.0294	23.5%

Summary of the financial analyses of the all stock election

	Premium/ (discount)
Market Price	
As of January 21, 2004	14.8%
1-month average (1)	15.2%
2-month average (1)	16.5%
3-month average (1)	17.6%
6-month average (1)	16.5%
9-month average (1)	16.6%
12-month average (1)	16.5%
12-month high (1)	13.6%
12-month low (1)	12.9%

	Premium/ (discount)
Selected Transactions (2)	
Premium of Offer minus Premium (mean or median) of Selected Transactions	
Day before announcement – mean	(0.1%)
Day before announcement – median	9.1%
1-month mean	(0.4%)
1-month median	2.3%
3-month mean	2.3%
3-month median	6.1%
12-month mean	(0.5%)
12-month median	9.7%
Net income before amortization of goodwill and exceptional items per share	
2000	(17.7%)
2001	(31.9%)
2002	(17.5%)
Dividends per share	
2000	(9.4%)
2001	17.1%
2002	23.5%

(1) Through January 21, 2004. Averages are calendar, weighted by volumes and calculated based on daily closing prices (Source: Datastream).

(2) Calculated as the excess of (i) the implied premium of the actual offer price per Aventis ordinary share relative to the historical market price over (ii) the average or median premium, as applicable, offered in selected transactions relative to the target company's historical market prices for the same trading periods. As an example, for the 3-month average, the premium over the 3-month median in selected transactions is calculated as: 17.6% – 11.4% = 6.1%.

Financial Analyses Not Used

Discounted cash flow analysis

Sanofi-Synthelabo has not had access to forecasts prepared by Aventis and has not had any discussions with Aventis's management team regarding forecasts. As a result, no financial analysis of the offers was made on the basis of a comparison of the present value of forecasted future cash flows of the two companies, commonly referred to as the discounted cash flow analysis or ''DCF''.

Book value and fair market value of net assets

These methods of financial analysis have not been used because the values of pharmaceutical companies are not necessarily properly reflected by the historical values of their assets.

Furthermore, Sanofi-Synthelabo and Aventis have had a sufficiently long operating history such that their market values have diverged significantly from their book value.

The method of analyzing net revalued assets has not been used due to the absence of sufficient data.

Selected transaction multiples

Many precedent stock transactions have been effected in a stock market environment where the valuations of companies in the pharmaceutical sector in general were much higher than current stock market valuations in the sector. As a result, the transaction multiples derived from precedent transactions would generally be higher than

the corresponding multiples implied in a transaction effected under the current stock market environment and, therefore, Sanofi-Synthelabo believes that a comparison of transaction multiples implied in the offers for Aventis with the corresponding multiples implied for the target companies in these precedent transactions would not be a relevant method of analyzing the financial terms of the offers. For this reason, implied multiples derived from precedent transactions were not used to evaluate the consideration in the offers.

THE U.S. OFFER

The U.S. Offer, the French Offer and the German Offer

For legal reasons in order to satisfy regulatory requirements, Sanofi-Synthelabo is offering to acquire all of the Aventis securities through three separate offers:

- a U.S. offer open to all holders of Aventis ordinary shares who are located in the United States and to all holders of Aventis ADSs, wherever located;

- a French offer open to all holders of Aventis ordinary shares who are located in France and to holders of Aventis ordinary shares who are located outside of France, Germany and the United States, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in the French offer; and

- a German offer open to all holders of Aventis ordinary shares who are located in Germany.

Taken together, the French offer, the German offer and the U.S. offer are for any and all of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and all Aventis ordinary shares that are or may become issuable prior to the expiration of the offers due to the exercise of outstanding Aventis stock options or the exercise of outstanding Aventis *BSA*s. According to Aventis's French recommendation statement *(note d'information en réponse)*, as of February 12, 2004, there were 802,292,807 Aventis ordinary shares outstanding, 54,637,284 Aventis ordinary shares subject to subscription options and 261,971 Aventis ordinary shares subject to *BSA*s. Of these, based on Aventis's Annual Report on Form 20-F for the year ended December 31, 2003, we estimate that 41,794,491 Aventis ordinary shares are represented by Aventis ADSs and, in addition, based on the best available public information, we estimate that up to approximately 148,205,509 Aventis ordinary shares are held by holders who are located in the United States.

Other than as set forth above, the offers are not made for any other securities of Aventis, including any Aventis *BSA*s, any capital equity notes or any participating shares.

The French offer opened on February 17, 2004. The German offer opened on March 15, 2004 and the U.S. offer will open on April 12, 2004. The French offer, the German offer and the U.S. offer are being made on substantially similar terms and completion of the offers is subject to the same conditions. However, holders of Aventis ordinary shares who are located in the United States and all holders of Aventis ADSs, wherever located, do not have the right to tender their Aventis securities in the French offer or the German offer and holders of Aventis ordinary shares who are not located in the United States do not have the right to tender their Aventis ordinary shares in the U.S. offer. This prospectus covers only the U.S. offer for Aventis securities.

In separating our offers into the U.S. offer, the French offer and the German offer and in conducting the U.S. offer on the terms described in this prospectus, we are relying on Rule 14d-1(d) under the Exchange Act which provides exemptive relief from otherwise applicable rules to persons conducting a tender offer under certain conditions. In order to qualify for exemptive relief under Rule 14d-1(d), or ''Tier II'' relief, among other conditions, less than 40% of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, must be held by holders who are resident in the United States, or U.S. holders. As we are not making the U.S. offer pursuant to any agreement with Aventis, in determining that the U.S. offer qualifies for ''Tier II'' relief, we have presumed, as permitted by Instruction 3 to Rule 14d-1(d), that less than 40% of the Aventis ordinary shares are held by U.S. holders because the aggregate trading volume of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, on all national securities exchanges and other trading markets in the United States in the 12-calendar-month period ending 30 days before the commencement of the U.S. offer was less than 40% of the worldwide aggregate trading volume of Aventis securities over the same period; Aventis's most recent annual reports filed with the SEC and with the AMF do not indicate that U.S. holders hold more than 40% of the Aventis securities; and, after reasonable investigation, we have no knowledge and no reason to know that U.S. holders hold more than 40% of the Aventis securities.

The French offer and the German offer are not being made, directly or indirectly, in or into, and may not be accepted in or from, the United States. Copies of the offer documentation being used in the French offer and the

German offer and any related materials are not being and should not be mailed or otherwise distributed or sent in or into the United States.

The distribution of this prospectus and the making of this U.S. offer may, in some jurisdictions, be restricted by law. The U.S. offer is not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of the U.S. offer or the acceptance thereof would not be in compliance with the laws of that jurisdiction. Persons who come into possession of this prospectus should inform themselves of and observe any and all of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. We do not assume any responsibility for any violation by any person of any of these laws or restrictions.

Terms of the U.S. Offer

Upon the terms and subject to the conditions of this U.S. offer, we are offering:

- 0.8333 of a newly issued Sanofi-Synthelabo ordinary share and €11.50 in cash, without interest, in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; and

- 1.6667 newly issued Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share), and an amount in U.S. dollars equal to €11.50, in cash, without interest, in exchange for each outstanding Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn.

We refer to the foregoing mix of consideration as the "standard entitlement".

Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the U.S. offer value each Aventis ordinary share at €60.43, representing a premium of 15.2% over the average of the daily closing prices for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the last trading day before the public announcement of the U.S. offer, the terms of the U.S. offer value each Aventis ordinary share at €59.63, representing a premium of 3.6% over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date. Based on the closing price of €54.00 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, the terms of the U.S. offer value each Aventis ordinary share at €56.50, representing a discount of (9.9)% to the closing price of €62.70 for Aventis ordinary shares on Euronext Paris on that date.

Based on a price of $37.05 per Sanofi-Synthelabo ADS, which was the average daily closing price, weighted by volume, for Sanofi-Synthelabo ADSs on the NYSE during the calendar month ended on January 21, 2004, and the average exchange rate of €1 = $1.2606 during the same period, the terms of the U.S. offer value each Aventis ADS at $76.24, representing a premium of 14.7% over the average of the daily closing prices for Aventis ADSs on the NYSE during the same period, which was $66.50 per Aventis ADS. Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the U.S. offer, and an exchange rate of €1 = $1.2610, the terms of the U.S. offer value each Aventis ADS at $76.18, representing a premium of 4.4% over the closing price of $73.00 for Aventis ADSs on the NYSE on that date. Based on the closing price of $32.66 for Sanofi-Synthelabo ADSs on the NYSE on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, and an exchange rate of €1 = $1.2088, the terms of the U.S. offer value each Aventis ADS at $68.33, representing a discount of (9.8)% to the closing price of $75.75 for Aventis ADSs on the NYSE on that date.

The cash consideration paid to tendering holders of Aventis ordinary shares will be paid in euros. The cash consideration paid to tendering holders of Aventis ADSs will be converted into U.S. dollars on the day that it is received by the U.S. ADS exchange agent at the then prevailing spot market rate and distributed, net of any expenses incurred, to the tendering holders of Aventis ADSs. See "Risk Factors".

No Fractional Shares

No fractional Sanofi-Synthelabo ordinary shares will be issued in connection with the U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ordinary share that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer, you will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ordinary share, net of expenses, realized on Euronext Paris in the sale of all the aggregated fractional Sanofi-Synthelabo ordinary shares that would have otherwise been issued in the offers.

No fractional Sanofi-Synthelabo ADSs will be issued in connection with the U.S. offer. In lieu of any fraction of a Sanofi-Synthelabo ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer, you will receive an amount in cash equal to the product of that fraction and the average sale price per Sanofi-Synthelabo ADS, net of expenses, realized on the NYSE in the sale by the U.S. ADS exchange agent of all the aggregated fractional Sanofi-Synthelabo ADSs that would have otherwise been issued in the offers.

The sale of the aggregated fractional Sanofi-Synthelabo ordinary shares on Euronext Paris and the sale of the aggregated fractional Sanofi-Synthelabo ADSs on the NYSE will occur no later than six trading days following the settlement of the offers. Payments of cash in lieu of any fractional Sanofi-Synthelabo ordinary share or fractional Sanofi-Synthelabo ADS that you would otherwise have been entitled to receive pursuant to the terms of the U.S. offer will be paid as promptly as practicable.

In no event will interest be paid on the cash to be received in lieu of any fraction of a Sanofi-Synthelabo ordinary share or any fraction of a Sanofi-Synthelabo ADS, regardless of any delay in making the payment.

Mix and Match Election

The U.S. offer, the French offer and the German offer each include a mix and match election feature, whereby tendering holders of Aventis securities may elect to receive the following forms of consideration in lieu of the standard entitlement described above.

All stock election

If you wish to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as the case may be, in respect of some or all of the Aventis securities that you tender:

- you may elect to receive 1.0294 newly issued Sanofi-Synthelabo ordinary shares in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; or

- you may elect to receive 2.0588 newly issued Sanofi-Synthelabo ADSs (each Sanofi-Synthelabo ADS representing one-half of one Sanofi-Synthelabo ordinary share), in exchange for each outstanding Aventis ADS (each Aventis ADS representing one Aventis ordinary share) validly tendered and not withdrawn.

We refer to each of the above as an ''all stock election'' and the consideration received as the ''stock consideration''. We refer to Aventis ordinary shares (including Aventis ordinary shares underlying Aventis ADSs) with respect to which an all stock election is made as ''stock election shares''.

All cash election

If you wish to receive only cash in respect of some or all of the Aventis securities that you tender:

- you may elect to receive €60.43 in cash, without interest, in exchange for each outstanding Aventis ordinary share validly tendered and not withdrawn; or

• you may elect to receive an amount in U.S. dollars equal to €60.43, in cash, without interest, in exchange for each outstanding Aventis ADS validly tendered and not withdrawn.

We refer to each of the above as an ''all cash election'' and the consideration received as the ''cash consideration''. We refer to Aventis ordinary shares (including Aventis ordinary shares underlying Aventis ADSs) with respect to which an all cash election is made as ''cash election shares''.

You are not required to make any election with respect to any of the Aventis securities that you tender. If you do not make any election, you will receive the standard entitlement described above in ''— Terms of the U.S. Offer.''

You are not required to make the same election for all of the Aventis ordinary shares or Aventis ADSs that you tender and you may make an all stock election or an all cash election with respect to some or all of the Aventis securities that you tender.

Based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the U.S. offer value each Aventis ordinary share at €60.43, regardless of whether you receive the standard entitlement, the stock consideration or the cash consideration, in each case representing a premium of 15.2% over the closing price of €52.46 for Aventis ordinary shares on Euronext Paris on that date.

Based on the closing price of €57.75 for Sanofi-Synthelabo ordinary shares on Euronext Paris on January 23, 2004, the most recent trading day before the public announcement of the U.S. offer, the terms of the U.S. offer value each Aventis ordinary share at €59.63, if you receive the standard entitlement, €59.45 if you receive the stock consideration and €60.43 if you receive the cash consideration, representing premiums of 3.6%, 3.3% and 5.0%, respectively, over the closing price of €57.55 for Aventis ordinary shares on Euronext Paris on that date.

Based on the closing price of €54.00 for Sanofi-Synthelabo ordinary shares on Euronext Paris on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, the terms of the U.S. offer value each Aventis ordinary share at €56.50, if you receive the standard entitlement, €55.59 if you receive the stock consideration, and €60.43 if you receive the cash consideration, representing discounts of (9.9)%, (11.3)% and (3.6)%, respectively, to the closing price of €62.70 for Aventis ordinary shares on Euronext Paris on that date.

Based on the closing price of $37.01 for Sanofi-Synthelabo ADSs on the NYSE on January 23, 2004, the last trading day before the public announcement of the U.S. offer, and an exchange rate of €1 = $1.2610, the terms of the U.S. offer value each Aventis ADS at $76.18, if you receive the standard entitlement, $76.20 if you receive the stock consideration and $76.20 if you receive the cash consideration, representing premiums of 4.4%, 4.4% and 4.4%, respectively, over the closing price of $73.00 for Aventis ADSs on the NYSE on that date.

Based on the closing price of $32.66 for Sanofi-Synthelabo ADSs on the NYSE on April 8, 2004, the most recent practicable trading day prior to the date of this prospectus, and an exchange rate of €1 = $1.2088, the terms of the U.S. offer value each Aventis ADS at $68.33 if you receive the standard entitlement, $67.24 if you receive the stock consideration and $73.05 if you receive the cash consideration, representing discounts of (9.8)%, (11.2)% and (3.6)%, respectively, to the closing price of $75.75 for Aventis ADSs on the NYSE on that date.

However, your all cash election or your all stock election will only be satisfied in full to the extent that sufficient off-setting all stock elections or all cash elections, as the case may be, have been made by other tendering holders of Aventis securities in the U.S. offer, the French offer and the German offer. To the extent that elections cannot be satisfied in full as a result of the lack of such off-setting elections, they will be subject to the proration and allocation adjustments described below. **See ''Risk Factors — If you make an all stock or all cash election there can be no assurance that you will receive all your consideration in the form you elected or that your election will result in the same mix of consideration regardless whether you tender your Aventis securities in the initial offer period or in the subsequent offering period, if any; in any event, you**

will not know the exact mix of consideration that you will receive until after the applicable expiration date and you are no longer able to withdraw your tender.''

Proration and allocation procedure

If the total number of stock election shares tendered in the U.S. offer, the French offer and the German offer divided by the total number of cash election shares tendered in the U.S. offer, the French offer and the German offer (a ratio that we refer to as the *''tendered ratio''*) is not equal to 4.2550 (which is approximately equivalent to 81.0% divided by 19.0%, and which we refer to as the *''election ratio''*), then the following proration and allocation adjustments will be applied. The purpose of these adjustments is to ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the final settlement of the offers), 81.0% of the Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) tendered in the U.S. offer, the French offer and the German offer will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) and 19.0% will be exchanged for cash.

- In the event that the tendered ratio exceeds the election ratio, then:

  - if you made a valid cash election, you will receive the cash consideration in exchange for each cash election share that you tendered; and

  - if you made a valid stock election, you will receive the stock consideration in exchange for a reduced whole number of stock election shares that is equal to the total number of stock election shares that you tendered multiplied by the proration factor (as defined below), rounded down to the nearest whole number. You will receive the standard entitlement in exchange for the remainder of the stock election shares that you tendered.

- In the event that the tendered ratio is less than the election ratio, then:

  - if you made a valid stock election, you will receive the stock consideration in exchange for each stock election share that you tendered; and

  - if you made a valid cash election, you will receive the cash consideration in exchange for a reduced whole number of cash election shares that is equal to the total number of cash election shares that you tendered divided by the proration factor, rounded down to the nearest whole number. You will receive the standard entitlement in exchange for the remainder of the cash election shares that you tendered.

- In each case, the *''proration factor''* will be calculated by dividing the election ratio by the tendered ratio.

If there is a subsequent offering period, the same proration and allocation procedures will be applied to Aventis securities tendered during the subsequent offering period with respect to which tendering holders have made mix and match elections. See ''The U.S. Offer — Publication of Results; Subsequent Offering Period''.

If Aventis pays any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the offers, the election ratio will be adjusted as explained in ''The U.S. Offer — Consideration Offered after Payment of Aventis Dividends — Proration and allocation procedure''.

Election procedure

Tendering holders of Aventis securities may submit their mix and match elections by completing the appropriate section of the form of acceptance or other transmittal instruction sent to them by their bank, broker or custodian, or the appropriate section of the ADS letter of transmittal, as applicable, and returning it to their bank, broker or custodian or the U.S. ADS exchange agent, as applicable, at any time on or before the expiration date of

the U.S. offer, or, if applicable, at any time during the subsequent offering period on or before the expiration date of the subsequent offering period. If you hold your Aventis ADSs in book-entry form you should instruct your bank, broker or custodian to cause your mix and match election to be included in the agent's message sent to the U.S. ADS exchange agent. See ''— Procedures for Tendering Aventis ADSs — Aventis ADSs held in book-entry form.'' Tendering holders of Aventis ordinary shares or Aventis ADSs who have not submitted a mix and match election prior to that time will be deemed to have elected the standard entitlement. You may withdraw or change your mix and match election at any time on or before the expiration date of the U.S. offer or, if applicable, at any time during the subsequent offering period and on or before the expiration date of the subsequent offering period.

We will determine all questions as to the validity of any mix and match election, in our sole discretion, which determination will be final and binding on all parties. We also reserve the absolute right to waive any defect or irregularity in any election, whether or not similar defects or irregularities are waived in the case of other holders of Aventis ordinary shares or Aventis ADSs. No election will be validly made until all defects or irregularities have been cured or waived. Neither we nor the joint dealer-managers, the U.S. ADS exchange agent nor the information agent will have any obligation to notify you of any defects or irregularities in elections or incur any liability for failure to notify you of those defects or irregularities in elections.

Your mix and match election will not be valid unless you validly tender your Aventis securities pursuant to the terms of the U.S. offer and make a valid election as described in the instructions to the form of acceptance or ADS letter of transmittal, as the case may be. Please read the discussion below in the sections captioned ''— Procedures for Tendering Aventis ADSs'' and ''— Procedures for Tendering Aventis Ordinary Shares''.

Illustrative examples of proration and allocation procedure

Example A — All Stock Election Oversubscribed. The following example illustrates how the proration and allocation procedure would work in the event that the all stock election is oversubscribed (*i.e.*, the tendered ratio exceeds the election ratio). For purposes of this example, we assume the following:

- The conditions, including the minimum tender condition, to the U.S. offer, the French offer and the German offer are all satisfied.

- Aventis has not paid any dividend or interim dividend before the expiration date of the offers.

- At the expiration time, in aggregate, 500,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been validly tendered into the U.S. offer, the French offer and the German offer, pursuant to the following elections:

  - 85,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all stock elections;

  - 15,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all cash elections; and

  - 400,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered without making any election, and are therefore entitled to receive the standard entitlement.

- Shareholder A tendered 1,000 Aventis ordinary shares pursuant to a valid all stock election.

- Shareholder B tendered 1,000 Aventis ordinary shares pursuant to a valid all cash election.

- Shareholder C tendered 1,000 Aventis ADSs pursuant to a valid all stock election.

- Shareholder D tendered 1,000 Aventis ADSs pursuant to a valid all cash election.

- At the settlement date, the applicable exchange rate is €1 = $1.25 U.S. dollars, the trading price of Sanofi-Synthelabo ordinary shares on Euronext Paris is €55.65, and the trading price of Sanofi-Synthelabo ADSs on the NYSE is €34.09.

In this example the *"tendered ratio"* is 85,000,000 *divided by* 15,000,000 or 5.6667. Accordingly, the *"proration factor"* is 4.2550 *divided by* 5.6667 or 0.7509. After applying the proration and allocation procedures, the four shareholders A, B, C, and D would receive the following consideration:

- *Shareholder A.* Of the 1,000 Aventis ordinary shares Shareholder A tendered, 750 (which is 1,000 *multiplied by* 0.7509 and rounded down to the nearest whole number) would be exchanged for the stock consideration and 250 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated stock election, Shareholder A would be entitled to receive 772.05 (which is 750 *multiplied by* 1.0294) Sanofi-Synthelabo ordinary shares, of which 772 whole shares would be delivered. Pursuant to the standard entitlement, Shareholder A would be entitled to receive 208.33 (which is 250 *multiplied by* 0.8333) Sanofi-Synthelabo ordinary shares, of which 208 whole shares would be delivered, and €2,875 (which is 250 *multiplied by* €11.50) in cash. In lieu of the aggregate 0.38 (which is 0.05 *plus* 0.33) of a Sanofi-Synthelabo ordinary share Shareholder A would otherwise be entitled to receive, Shareholder A would receive €21.15 (which is 0.38 *multiplied by* €55.65, the assumed share price on Euronext Paris), net of any sales expenses. See ''The U.S. Offer — No Fractional Shares''.

  Therefore, in aggregate, Shareholder A would receive **980** (which is 772 *plus* 208) Sanofi-Synthelabo ordinary shares and **€2,896.15** (which is €2,875 *plus* €21.15) in cash.

- *Shareholder C.* Of the 1,000 Aventis ADSs Shareholder C tendered, 750 (which is 1,000 *multiplied by* 0.7509 and rounded down to the nearest whole number) would be exchanged for the stock consideration and 250 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated stock election, Shareholder C would be entitled to receive 1,544.10 (which is 750 *multiplied by* 2.0588) Sanofi-Synthelabo ADSs, of which 1,544 whole ADSs would be delivered. Pursuant to the standard entitlement, Shareholder C would be entitled to receive 416.67 (which is 250 *multiplied by* 1.6667) Sanofi-Synthelabo ADSs, of which 416 whole ADSs would be delivered, and $3,593.75 (which is 250 *multiplied by* €11.50 converted at the exchange rate of €1 = €1.25) in cash. In lieu of the aggregate 0.77 (which is 0.10 *plus* 0.67) of a Sanofi-Synthelabo ADS Shareholder C would otherwise be entitled to receive, Shareholder C would receive €26.25 (which is 0.77 *multiplied by* $34.09, the assumed ADS price on the NYSE), net of any sales expenses. See ''The U.S. Offer — No Fractional Shares''.

  Therefore, in aggregate, Shareholder C would receive **1,960** (which is 1,544 *plus* 416) Sanofi-Synthelabo ordinary shares and **$3,620** (which is $3,593.75 *plus* $26.25) in cash.

- *Shareholder B and Shareholder D.* Because the tendered ratio exceeds the election ratio, no proration or adjustment would apply to any all cash election and Shareholder B and Shareholder D would each receive the cash consideration in exchange for all the Aventis securities they tendered.

  Therefore, in exchange for the 1,000 Aventis ordinary shares tendered, Shareholder B would receive **€60,430** (which is 1,000 *multiplied by* €60.43) in cash.

  Therefore, in exchange for the 1,000 Aventis ADSs tendered, Shareholder D would receive **$75,537.50** (which is 1,000 *multiplied by* €60.43 converted at the exchange rate of €1 = €1.25) in cash.

Example B — All Cash Election Oversubscribed. The following example illustrates how the proration and allocation procedure would work in the event that the all cash election is oversubscribed (*i.e.*, the tendered ratio is less than the election ratio). For purposes of this example, we use the same assumptions as set forth above under ''— *Example A — All Stock Election Oversubscribed*'', except that we assume, at the expiration time, in aggregate, in the U.S. offer, the French offer and the German offer:

- 15,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all stock elections; and

- 85,000,000 Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) have been tendered pursuant to valid all cash elections.

In this example the *"tendered ratio"* is 15,000,000 *divided by* 85,000,000 or 0.1765. Accordingly, the *"proration factor"* is 4.2550 *divided by* 0.1765 or 24.1117. After applying the proration and allocation procedures, the four shareholders A, B, C, and D would receive the following consideration:

- *Shareholder A and Shareholder C.* Because the tendered ratio is less than the election ratio, no proration or adjustment would apply to any all stock election and Shareholder A and Shareholder C would each receive the stock consideration in exchange for all the Aventis securities they tendered.

  In exchange for the 1,000 Aventis ordinary shares tendered, Shareholder A would be entitled to receive 1,029.4 (which is 1,000 *multiplied by* 1.0294) Sanofi-Synthelabo ordinary shares, of which **1,029** whole shares would be delivered. In lieu of the 0.4 of a Sanofi-Synthelabo ordinary share Shareholder A would otherwise be entitled to receive, Shareholder A would receive **€22.26** (which is 0.4 *multiplied by* €55.65, the assumed share price on Euronext Paris), in cash, net of any sales expenses. See ''The U.S. Offer — No Fractional Shares''.

  In exchange for the 1,000 Aventis ADSs tendered, Shareholder C would be entitled to receive 2,058.8 (which is 1,000 *multiplied by* 2.0588) Sanofi-Synthelabo ADSs, of which **2,058** whole ADSs would be delivered. In lieu of the aggregate 0.8 of a Sanofi-Synthelabo ADS Shareholder C would otherwise be entitled to receive, Shareholder C would receive **€27.27** (which is 0.8 *multiplied by* $34.09, the assumed ADS price on the NYSE), in cash, net of any sales expenses. See ''The U.S. Offer — No Fractional Shares''.

- *Shareholder B.* Of the 1,000 Aventis ordinary shares Shareholder B tendered, 41 (which is 1,000 *divided by* 24.1117 and rounded down to the nearest whole number) would be exchanged for the cash consideration and 959 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated cash election, Shareholder B would be entitled to receive €2,477.63 (which is 41 *multiplied by* €60.43) in cash. Pursuant to the standard entitlement, Shareholder B would be entitled to receive 799.16 (which is 959 *multiplied by* 0.8333) Sanofi-Synthelabo ordinary shares, of which 799 whole shares would be delivered, and €11,028.50 (which is 959 *multiplied by* €11.50) in cash. In lieu of the 0.16 of a Sanofi-Synthelabo ordinary share Shareholder B would otherwise be entitled to receive, Shareholder B would receive €8.90 (which is 0.16 *multiplied by* €55.65, the assumed share price on Euronext Paris), net of any sales expenses. See ''The U.S. Offer — No Fractional Shares''.

  Therefore, in aggregate, Shareholder B would receive **799** Sanofi-Synthelabo ordinary shares and **€13,515.03** (which is €2,477.63 *plus* €11,028.50 *plus* €8.90) in cash.

- *Shareholder D.* Of the 1,000 Aventis ADSs Shareholder D tendered, 41 (which is 1,000 *divided by* 24.1117 and rounded down to the nearest whole number) would be exchanged for the cash consideration and 959 would be exchanged for the standard entitlement. Therefore, pursuant to the prorated cash election, Shareholder D would be entitled to receive $3,097.04 (which is 41 *multiplied by* €60.43 *converted* at an exchange rate of €1 = €1.25) in cash. Pursuant to the standard entitlement, Shareholder D would be entitled to receive 1,598.36 (which is 959 *multiplied by* 1.6667) Sanofi-Synthelabo ADSs, of which 1,598 whole ADSs would be delivered, and $13,785.63 (which is 969 *multiplied by* €11.50 converted at the exchange rate of €1 = €1.25) in cash. In lieu of the 0.36 of a Sanofi-Synthelabo ADS Shareholder D would otherwise be entitled to receive, Shareholder D would receive €26.25 (which is 0.77 *multiplied by* $34.09, the assumed ADS price on the NYSE), net of any sales expenses. See ''The U.S. Offer — No Fractional Shares''.

  Therefore, in aggregate, Shareholder D would receive **1,598** Sanofi-Synthelabo ADSs and **$16,275.53** (which is $3,097.04 *plus* $3,097.04 *plus* $26.25) in cash.

Consideration Offered after Payment of Aventis Dividends

If Aventis pays any dividend or any interim dividend (in cash or in shares) in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the offers, the

consideration offered in exchange for each Aventis ordinary share and each Aventis ADS will be reduced by an amount equal to the net value of the dividend paid in the manner set forth below.

Standard entitlement

The standard entitlement will be reduced as follows:

- For each Aventis ordinary share validly tendered and not withdrawn, you will receive:

    - an amount in cash, without interest, that is equal to €11.50 *less* the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share; and

    - 0.8333 of a Sanofi-Synthelabo ordinary share.

- For each Aventis ADS validly tendered and not withdrawn, you will receive:

    - an amount in U.S. dollars in cash, without interest, that is equal to €11.50 *less* the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share; and

    - 1.6667 Sanofi-Synthelabo ADSs.

All stock election

The stock consideration that you will be entitled to receive pursuant to an all stock election will be reduced as follows:

- For each Aventis ordinary share validly tendered and not withdrawn, you will receive that number of Sanofi-Synthelabo ordinary shares that is equal to the reduced exchange ratio (as defined below).

- For each Aventis ADS validly tendered and not withdrawn, you will receive that number of Sanofi-Synthelabo ADSs that is equal to 2 multiplied by the reduced exchange ratio.

In each case, the **''reduced exchange ratio''** will be calculated as a quotient, (1) the numerator of which is €60.45 (which is the implied value of the stock consideration based on the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004) *less* the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share and (2) the denominator of which is €58.72, which was the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004.

All cash election

The cash consideration that you will be entitled to receive pursuant to an all cash election will be reduced as follows:

- For each Aventis ordinary share validly tendered and not withdrawn you will receive an amount in cash, without interest, that is equal to €60.43 *less* the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share; and

- For each Aventis ADS validly tendered and not withdrawn you will receive an amount in U.S. dollars in cash, without interest, that is equal to €60.43 *less* the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share.

In each case set forth above, the amount of ''the net dividend or interim dividend paid per Aventis ordinary share'' shall not include any *avoir fiscal* or reimbursement of the *précompte* and shall be before any tax withheld at source but shall be increased by the amount of the *précompte* per Aventis ordinary share paid by Aventis as a result of the distribution.

If holders of Aventis securities have the right to elect to receive any Aventis dividend in securities, the consideration offered in exchange for each Aventis ordinary share and each Aventis ADS tendered by such holders will be reduced by the net cash dividend in the manner described above.

Proration and allocation procedure

If Aventis pays any dividend or any interim dividend in respect of the Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, before the settlement of the offers, the same proration and allocation procedures set forth in ''— Mix and Match Election — Proration and allocation procedure'' will be applied, except that the election ratio (initially calculated as 4.2550) will be recalculated as the ratio between:

- an amount equal to €48.93, the implied value, based on the closing price of €60.43, which was the average closing price, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, of the 0.8333 of a Sanofi-Synthelabo ordinary share to be received in exchange for each Aventis ordinary share tendered pursuant to the standard entitlement; and

- an amount equal to €11.50 *less* the amount in euros of the net dividend or interim dividend paid per Aventis ordinary share, which is the amount in cash to be received in exchange for each Aventis ordinary share tendered pursuant to the standard entitlement after giving effect to the reduction described above under ''— Standard entitlement''.

Announcement of reduction

As soon as Aventis announces that it intends to pay any dividend or any interim dividend that will have a payment date before the expected settlement date, we will issue a press release setting forth the revised terms of the standard entitlement, the stock consideration and the cash consideration, giving effect to the reductions described above. In any event, the U.S. offer shall not expire until at least 10 business days after we issue this press release setting forth the reduced offer consideration.

Entitlement to Sanofi-Synthelabo Dividends

In respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, issued in exchange or part exchange for your tendered Aventis securities, you will be entitled to receive:

- any annual dividend that is approved to be paid on the Sanofi-Synthelabo ordinary shares with respect to Sanofi-Synthelabo's 2003 results; and

- any other dividend that is paid after the settlement of this exchange offer.

You will receive the annual dividend declared with respect to Sanofi-Synthelabo's 2003 results on the later to occur of (1) the date of the settlement of the offer (or the subsequent offering period, if any) and (2) the normal payment date for the dividend (expected to be at the beginning of June 2004). Your entitlement to receive these dividends, if any, in respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that you receive in the U.S. offer is in addition to the consideration described above. Sanofi-Synthelabo reserves the right to pay an interim dividend with respect to Sanofi-Synthelabo's 2003 results.

Ownership of Sanofi-Synthelabo after Completion of the Offers

If all of the Aventis securities are validly tendered and exchanged pursuant to the terms of the U.S. offer, the French offer and the German offer, the former holders, other than Aventis, of Aventis securities and the current holders of Sanofi-Synthelabo securities, other than Sanofi-Synthelabo, will hold the following percentages of

Sanofi-Synthelabo's outstanding share capital (other than share capital held by Sanofi-Synthelabo) and voting rights immediately after the exchange:

	Owned by Current Holders of Sanofi-Synthelabo Securities	Owned by Former Holders of Aventis Securities
Number of outstanding Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) held after completion of the offers (a):	690,097,458	661,949,024
Percentage of share capital of Sanofi-Synthelabo:	51%	49%
Percentage of total voting rights in Sanofi-Synthelabo:	61%	39%

(a) On a diluted basis taking into account all in-the-money options and *BSA*s that are exercisable as of the expected closing date.

Conditions to the U.S. Offer

Minimum tender condition

Sanofi-Synthelabo will not be obligated to purchase any tendered Aventis securities pursuant to the U.S. offer unless Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) representing at least 50% of the total share capital and voting rights in Aventis, calculated on a fully diluted basis, plus one Aventis ordinary share are validly tendered and not withdrawn in the U.S. offer, the French offer and the German offer, on a combined basis. We refer to this condition as the ''minimum tender condition''.

For purposes of determining whether the minimum tender condition has been satisfied, the numerator will include all Aventis ordinary shares, including all Aventis ordinary shares represented by Aventis ADSs, validly tendered and not withdrawn, in the U.S. offer, the French offer and the German offer, on a combined basis at the expiration time of the offers, and the denominator will be Aventis's fully diluted share capital, including all:

- issued and outstanding Aventis ordinary shares, including all Aventis ordinary shares represented by Aventis ADSs and all Aventis ordinary shares held as treasury stock by Aventis;

- Aventis ordinary shares subject to any outstanding Aventis subscription stock options (whether or not exercisable during the offer period) but not including any Aventis ordinary shares subject to any outstanding Aventis purchase stock options; and

- Aventis ordinary shares subject to any outstanding Aventis *BSA*s (whether or not exercisable during the offer period).

We may waive the minimum tender condition at any time on or prior to the date that is five French trading days prior to the expiration date of the offer. Under French law and regulations, a waiver of the minimum tender condition is deemed to be an improved offer and may cause the AMF to extend the offer period; the AMF may also declare your tenders null and void, in which case in order to tender your Aventis securities in the U.S. offer, you will be required to re-tender your Aventis securities. Unless we have waived the minimum tender condition, if the minimum tender condition is not satisfied, the offers will not be completed and no Aventis securities will be exchanged or purchased. Neither Sanofi-Synthelabo nor holders of Aventis securities will know whether the minimum tender condition has been satisfied until the results of the offers are published by the AMF following the expiration date of the offer.

Antitrust condition

Sanofi-Synthelabo's obligation to complete the offers is subject to the conditions that the applicable waiting period under the U.S. Hart-Scott-Rodino Act of 1976 has expired or been terminated and no order has been entered prohibiting the transaction. We refer to this condition as the ''antitrust condition''. For further discussion

of the competition and antitrust review and approvals to which the offers are subject, please see ''Regulatory Matters''.

Share issuance condition

In addition, Sanofi-Synthelabo's obligation to complete the U.S. offer is subject to the condition that the issuance of additional Sanofi-Synthelabo ordinary shares to be issued on completion of the U.S. offer, the French offer and the German offer has been duly approved by the shareholders of Sanofi-Synthelabo at an extraordinary meeting of shareholders to be held for this purpose. We refer to this condition as the ''share issuance condition''. The date of the extraordinary general meeting of shareholders has not yet been set but it will take place before the closing date of the offers. As of December 31, 2003, Total and L'Oréal, our two principal shareholders, held 178,476,513 and 143,041,202 Sanofi-Synthelabo ordinary shares, respectively, representing an aggregate 47.1% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and 63.1% of our voting rights. At the meeting of the board of directors of Sanofi-Synthelabo on January 25, 2004, the representatives of Total and L'Oréal confirmed their full support of the offers. Total and L'Oréal have also expressed that they will approve the increase in share capital that will be submitted to the extraordinary meeting of shareholders. See ''Background and Reasons for the Offers — Background of the Offers''.

Offers unsuccessful

If the minimum tender condition, the antitrust condition or the share issuance condition is not satisfied, the offers will not be completed and no Aventis securities will be exchanged or purchased. In addition, because the offers are subject to the antitrust condition, under applicable French regulations, the French offer will lapse (''*est caduque*'', meaning it is null and void) as soon as the U.S. Federal Trade Commission issues a second request for information before the expiration of the HSR waiting period. If the French offer lapses for this reason, we will withdraw the U.S. offer and the German offer.

If the offers are not completed because a condition is not satisfied, or the French offer lapses and we withdraw the U.S. offer and the German offer, Sanofi-Synthelabo reserves the right to commence a new offer or not, in its sole discretion, and to make that offer available in the United States or not, in its sole discretion. If the offers are not successful, or the French offer lapses and we withdraw the U.S. offer and the German offer, the Aventis securities that you tendered in the U.S. offer will be returned to you without interest or any other payment being due. This should occur within one or two French trading days following the announcement of the lapse, withdrawal or failure of the offers.

Grounds for Withdrawing the Offers; Return of Tendered Aventis Securities

In accordance with French law and regulations, Sanofi-Synthelabo reserves the right to withdraw the offers:

- within five French trading days following the date of the publication by the AMF of the timetable for a competing or an improved offer for Aventis by a competing bidder; or
- with the prior approval of the AMF if, prior to the publication by the AMF of the definitive results of the offers, Aventis adopts definitive measures that modify Aventis's substance (*modifiant sa consistance*) or if the offers become irrelevant (*sans objet*) under French law.

The terms ''*modifiant sa consistance*'' and ''*sans objet*'' are subject to interpretation by the AMF. Sanofi-Synthelabo believes that the term ''*modifiant sa consistance*'' is generally understood to refer to measures taken by a target company following a launch of a tender offer for its securities, such as the sale of material business segments, which result in a significant change in the target company's business operations. Sanofi-Synthelabo believes that the term ''*sans objet*'' is generally understood to refer to an offer that becomes irrelevant and loses its purpose when, for example, an offeror launches a separate, revised offer for the target company.

Under French law, if, during the period of these offers, another offer for Aventis is approved by the AMF, your tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, your tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the U.S. offer, if the U.S. offer remains outstanding, you will be required to re-tender your Aventis securities.

If the offers are withdrawn, the Aventis securities that you tendered in the U.S. offer will be returned to you without interest or any other payment being due. This should occur within one or two French trading days following the announcement of the withdrawal.

Expiration Date; Extension of the Offer

The U.S. offer will expire at 5:00 p.m., New York City time on May 28, 2004, unless:

- the AMF sets a later expiration date for the tender period of the French offer;

- the AMF has not at that time set an expiration date for the tender period of the French offer;

- the AMF subsequently extends the tender period of the French offer; or

- the offers lapse or are withdrawn prior to that time.

We intend that the U.S. offer, the French offer and the German offer will all expire simultaneously. In its clearance decision, dated February 3, 2004, the AMF confirmed that it had agreed to set the expiration date for the French offer such that the French offer, the German offer and the U.S. offer would expire at the same time.

Under French tender offer rules, it is the AMF that sets the expiration date for the French offer. The AMF also has the sole authority to determine whether or not to subsequently extend the French tender period. Sanofi-Synthelabo may not itself extend the tender period for the French offer.

In connection with the appeals by Aventis of the AMF's clearance decision (*avis de recevabilité*) and its decision to grant a *visa* for Sanofi-Synthelabo's French offer prospectus, the AMF has undertaken to set the expiration date of the French offer to be at least eight days after the Court of Appeals of Paris announces its decision on the appeals by Aventis. In any event, under its regulations, the AMF will announce the expiration date of the French offer only after the AMF has received evidence that the FTC has approved the acquisition of the Aventis ordinary shares pursuant to the offers.

If the AMF sets the initial expiration date of the tender period in the French offer on a date that is later than May 28, 2004, we will, on the same day as the AMF's decision, issue a press release announcing the AMF's decision and announcing a corresponding extension of the U.S. offer. Our press release will set forth the expiration date and time of the extended U.S. offer and inform holders of Aventis securities that they may tender, or withdraw their tendered, Aventis securities at any time until the expiration of the extended offer period. In addition, if on May 28, 2004, the AMF has not yet set the initial expiration date of the tender period in the French offer, we will extend the expiration date of the U.S. offer and follow the procedures described above to announce the extended expiration date.

The AMF may extend the tender period in the French offer under certain circumstances, including in the event of the initiation of a competing offer or of an improved offer by a competing bidder. If the AMF extends the initial French offer period, we will, on the same day, issue a press release announcing the AMF's decision and a corresponding extension of the U.S. offer. Our press release will set forth the expiration date and time of the extended U.S. offer and inform holders of Aventis securities that they may tender, or withdraw their tendered, Aventis securities at any time until the expiration of the extended offer period.

Publication of Results; Subsequent Offering Period

We expect the AMF to publish the definitive results of the offers not later than nine French trading days following the expiration date of the offer period. However, upon determination that the minimum tender condition has been met, the AMF will publish provisional results prior to its publication of the definitive results. The AMF's publication of the definitive results of the offers will disclose the total number of Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs, and the corresponding percentage of total capital and voting rights of Aventis that have been validly tendered.

If, as a result of the U.S. offer, the French offer and the German offer, we acquire in aggregate between two-thirds and 95% of Aventis's total share capital and voting rights, or more than 50% if there has been a concurrent competing offer for Aventis securities, we intend to provide a subsequent offering period of at least 10 French

trading days as permitted under the rules governing the French offer. If we have met the conditions for a subsequent offering period, we will announce our intention to provide a subsequent offering period at the same time that we announce the results of the offers, which we will do by issuing a press release as soon as practicable (but in no event later than 10 French trading days) after the AMF publishes definitive results of the offers. The AMF will then establish and publish the timetable for the subsequent offering period, which would ordinarily begin within a few days following the AMF's publication of the timetable. In the event of a subsequent offering period, we will offer the same consideration that was offered during the initial offering period.

If we provide a subsequent offering period in the French offer, we will provide a subsequent offering period in the U.S. offer and the German offer. Sanofi-Synthelabo will issue a press release announcing the AMF's decision to permit a subsequent offering period, announcing the effects of such AMF decision on the U.S. offer and advising the then-remaining holders of Aventis securities eligible to participate in the U.S. offer that they may tender their Aventis securities at any time until the expiration of the subsequent offering period. We will also announce that any Aventis securities tendered during the subsequent offering period may be withdrawn at any time until the expiration of the subsequent offering period.

Sanofi-Synthelabo will accept any and all Aventis securities tendered during the subsequent offering period and not validly withdrawn prior to the expiration of the subsequent offering period. Delivery of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and the cash to be paid to tendering holders of Aventis securities in exchange for the Aventis securities tendered in the subsequent offering period will occur following the expiration of the subsequent offering period. See ''— Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date'' below. You will be entitled to make a mix and match election when tendering your Aventis securities in the subsequent offering period, as described under ''— Mix and Match Election''.

Procedures for Tendering Aventis ADSs

Aventis American depositary receipts

If you hold certificates, commonly known as American depositary receipts, or ADRs, evidencing your Aventis ADSs, you may tender your Aventis ADSs by delivering the following materials to the U.S. ADS exchange agent prior to the expiration date at one of its addresses set forth on the back cover of this prospectus:

- your Aventis ADRs;
- a properly completed and duly executed ADS letter of transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees; and
- any other documents required by the ADS letter of transmittal.

If an Aventis ADR is registered in the name of a person other than the signatory of the ADS letter of transmittal, the Aventis ADR must be endorsed or accompanied by the appropriate stock powers. The stock powers must be signed exactly as the name or names of the registered owner or owners appear on the Aventis ADR, with the signature(s) on the certificates or stock powers guaranteed as described below. See ''— ADS letter of transmittal — Signature Guarantees''.

Aventis ADSs held in book-entry form.

If you hold your Aventis ADSs in book-entry form, you may tender your Aventis ADSs by taking, or causing to be taken, the following actions prior to the expiration date:

- a book-entry transfer of your Aventis ADSs into the account of the U.S. ADS exchange agent at the Depository Trust Company, or DTC, pursuant to the procedures described below;
- the delivery to the U.S. ADS exchange agent at one of its addresses set forth on the back cover of this prospectus of either:
    - a properly completed and duly executed ADS letter of transmittal, or a facsimile copy with an original manual signature, with any required signature guarantees, or

- an agent's message (as defined below); and

- delivery to the U.S. ADS exchange agent at one of its addresses set forth on the back cover of this prospectus of any other documents required by the ADS letter of transmittal.

Within two business days after the date of this prospectus, the U.S. ADS exchange agent will establish an account at DTC with respect to Aventis ADSs for purposes of the U.S. offer. Any financial institution that is a participant in DTC's systems may make book-entry delivery of Aventis ADSs by causing DTC to transfer such Aventis ADSs into the account of the U.S. ADS exchange agent in accordance with DTC's procedure for the transfer. An "agent's message" delivered in lieu of the ADS letter of transmittal is a message transmitted by DTC to, and received by, the U.S. ADS exchange agent as part of a confirmation of a book-entry transfer. The message states that DTC has received an express acknowledgment from the DTC participant tendering the Aventis ADSs that such participant has received and agrees to be bound by the terms of the ADS letter of transmittal and that we may enforce such agreement against such participant.

Aventis ADSs held in "street name"

If you are not the registered holder of your Aventis ADSs but hold your Aventis ADSs in "street name" through a broker, bank or custodian, you should contact your broker, bank or custodian to discuss the appropriate procedures for tendering.

ADS letter of transmittal

Signature Guarantees. In general, signatures on letters of transmittal must be guaranteed by a firm that is a member of the Medallion Signature Guarantee Program, or by any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 under the Exchange Act, each of which we refer to as an "eligible institution". However, signature guarantees are not required in cases where Aventis ADSs are tendered:

- by a registered holder of Aventis ADSs who has not completed either the box entitled "Special Issuance Instructions" or the box entitled "Special Delivery Instructions" on the ADS letter of transmittal; or

- for the account of an eligible institution.

Partial Tenders. If you wish to tender fewer than all of the Aventis ADSs evidenced by any ADRs delivered to the U.S. ADS exchange agent, you must indicate this in the ADS letter of transmittal by completing the box entitled "Number of Aventis ADSs Tendered".

Treatment of Tendered Aventis ADSs. The ADS letter of transmittal authorizes the U.S. ADS exchange agent, as agent and attorney-in-fact for tendering holders of Aventis ADSs, among other things, to surrender tendered Aventis ADSs to the Aventis ADS depositary and instruct the Aventis ADS depositary to deliver the underlying Aventis ordinary shares even before Sanofi-Synthelabo accepts the tendered Aventis ADSs for exchange. Sanofi-Synthelabo intends to instruct the U.S. ADS exchange agent to take these actions promptly after the expiration of these offers so that the Aventis ordinary shares underlying the Aventis ADSs will be tendered as part of the French centralizing procedures within five business days after the expiration date. Sanofi-Synthelabo will agree under the ADS letter of transmittal that if it does not accept the tendered Aventis ADSs for exchange, it will cause the Aventis ordinary shares underlying those Aventis ADSs to be re-deposited under the deposit agreement and Aventis ADSs representing those Aventis ordinary shares to be delivered to the U.S. ADS exchange agent. The U.S. ADS exchange agent will then return the Aventis ADSs to you. You will retain beneficial ownership of tendered Aventis ADSs unless and until Sanofi-Synthelabo accepts the tendered Aventis ADSs for exchange. After acceptance, you will only have a right to receive the exchange consideration from Sanofi-Synthelabo in accordance with the U.S. offer.

Guaranteed delivery

If you wish to tender Aventis ADSs pursuant to this U.S. offer and your Aventis ADRs are not immediately available or you cannot deliver such Aventis ADRs and all other required documents to the U.S. ADS exchange

agent prior to the expiration date, or you cannot complete the procedure for book-entry transfer on a timely basis, you may nevertheless tender such Aventis ADSs provided that all of the following conditions are satisfied:

- the tender is made by or through an eligible institution;

- a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by us, is received by the U.S. ADS exchange agent as provided below on or prior to the expiration date; and

- within three NYSE trading days after the date of execution of such notice of guaranteed delivery, you deliver to the U.S. ADS exchange agent, either:

   - your Aventis ADRs, in proper form for transfer, together with a properly completed and duly executed ADS letter of transmittal or a manually executed facsimile copy, with any required signature guarantee, or

   - a confirmation of a book-entry transfer of your Aventis ADSs into the account of the U.S. ADS exchange agent at DTC as described above, together with a properly completed and duly executed ADS letter of transmittal or a manually executed facsimile copy, with any required signature guarantee or an agent's message.

The notice of guaranteed delivery may be delivered by hand or transmitted by facsimile transmission or mailed to the U.S. ADS exchange agent. The notice of guaranteed delivery must in all cases include a guarantee by an eligible institution in the form set forth in such notice. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the U.S. ADS exchange agent.

Procedures for Tendering Aventis Ordinary Shares

Aventis ordinary shares held through French financial intermediaries

If you hold your Aventis ordinary shares through a French financial intermediary, you should not complete the ADS letter of transmittal. Instead, your French financial intermediary should send you transmittal materials and instructions for participating in the U.S. offer. If you have not yet received instructions from your French financial intermediary, please contact your French financial intermediary directly.

Aventis ordinary shares held through U.S. custodians

If you hold your Aventis ordinary shares through a U.S. custodian, you should not complete an ADS letter of transmittal. Instead, your U.S. custodian should either forward you the transmittal materials and instructions sent by the French financial intermediary that holds the Aventis ordinary shares on behalf of your U.S. custodian as record owner or send a separate form prepared by your U.S. custodian. If you have not yet received instructions from your U.S. custodian, please contact your U.S. custodian directly.

If you hold Aventis ordinary shares in pure registered (*nominatif pur*) form, you cannot tender them unless you first request that they be converted to administered registered (*nominatif administré*) form or to bearer form (*au porteur*). Aventis ordinary shares held in pure registered form (*nominatif pur*) are registered in the books of Aventis and are held in an account maintained by Société Générale, the shareholder services provider that Aventis has appointed. Aventis ordinary shares held in administered registered form (*nominatif administré*) are also registered in the books of Aventis but are held in an account maintained by an authorized financial intermediary (*intermediaire financier habilité*) of your own choice. Aventis ordinary shares held in bearer form (*au porteur*) are not registered in the books of the company and are held in an account maintained by an authorized financial intermediary of your own choice. If you wish to tender Aventis ordinary shares that you hold in pure registered form, you must arrange with your French financial intermediary or U.S. custodian, as applicable, to open an account in which your Aventis ordinary shares will be held. This process may involve the execution of a "*mandat d'administration*", in the case of a request to convert your Aventis ordinary shares into administered registered form, or the execution of a "*convention de service et d'ouverture de compte*", in the case of a request to convert your Aventis ordinary shares into bearer form, the content of both contracts being prescribed by the AMF. You should then send Société Générale, in its capacity as Aventis's shareholder services provider, an instruction to

convert your Aventis ordinary shares to administered registered form or bearer form, as applicable, and the identification of the account to which your Aventis ordinary shares should be transferred. (Your authorized French financial intermediary or U.S. custodian will provide you with the appropriate instruction form). Société Générale will then take the necessary steps to deliver your Aventis ordinary shares to the account identified in the instruction, in the case of conversion to administered registered form (*nominatif administré*), or to instruct the central depositary system (Euroclear France) to proceed with the conversion of your Aventis ordinary shares to bearer form and to deliver them to the identified account. The conversion takes approximately one to five French business days, and you will be responsible for any related fees, commissions and expenses.

Effects of Tender

By tendering your Aventis securities, you represent and warrant that you have the power and authority to tender, exchange, assign and transfer the Aventis securities tendered and to acquire the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and/or cash issuable or payable upon the exchange of your tendered Aventis securities, and that, when and if the Aventis securities are accepted for exchange, Sanofi-Synthelabo will acquire good, marketable and unencumbered title to the tendered Aventis securities, free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claim or right. You also warrant that you will, upon request, execute and deliver any additional documents deemed by Sanofi-Synthelabo or its agents to be necessary or desirable to complete the exchange, sale, assignment and transfer of the tendered Aventis securities.

By executing an ADS letter of transmittal or form of acceptance, you will irrevocably appoint us or our designees as your attorneys-in-fact and proxies. Our appointment, or that of our designees, will be to the full extent of your rights with respect to the Aventis securities tendered by you and accepted for exchange by Sanofi-Synthelabo or its designees. The appointment will be effective, and your voting rights will be affected, only when we accept for exchange your tendered Aventis securities in accordance with the terms of this U.S. offer. Once we accept for exchange your tendered Aventis securities, the appointment will be irrevocable. Upon the effectiveness of the appointment, all prior proxies given by you will be revoked without further action, and you will not be able to give powers of attorney, proxies or written consents with respect to the Aventis securities tendered by you and accepted by us. Our designees will have the authority to exercise all of your voting and other rights at any meeting of Sanofi-Synthelabo's shareholders, by written consent in lieu of any such meeting or otherwise. Sanofi-Synthelabo reserves the right to require that, in order for your Aventis securities to be deemed validly tendered, immediately upon Sanofi-Synthelabo's acceptance of such Aventis securities for exchange, Sanofi-Synthelabo must be able to exercise all rights of ownership, including full voting and disposition rights, with respect to such Aventis securities.

Other Requirements

If the ADS letter of transmittal, form of acceptance, notice of guaranteed delivery or any certificates or stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or other persons acting in a fiduciary or representative capacity, such persons should so indicate when signing. Proper evidence of authority to act must be submitted by such persons, although we may waive this requirement.

If any Aventis ADR or Aventis ordinary share or other evidence of ownership has been mutilated, destroyed, lost or stolen, you must:

- furnish to your French financial intermediary or U.S. custodian satisfactory evidence of ownership and of the destruction, loss or theft or such document;

- indemnify your French financial intermediary or U.S. custodian against loss; and

- comply with any other reasonable requirements.

If any Aventis ADR has been mutilated, destroyed, lost or stolen, you must contact the Aventis ADS depositary and comply with the requirements under the deposit agreement to obtain a replacement Aventis ADR before you will be able to tender those Aventis ADSs in this U.S. offer.

Your tender of Aventis ADSs or Aventis ordinary shares pursuant to any of the procedures described above in ''— Procedures for Tendering Aventis ADSs'' and ''— Procedures for Tendering Aventis Ordinary Shares'' will constitute your binding agreement with us to the terms and conditions of this U.S. offer.

Determination of Validity

We will determine, in our sole discretion, all questions as to the validity, form and eligibility for exchange of any tendered Aventis securities, as well as all questions as to the validity and form of any mix and match election. Our determination will be final and binding on the holders of Aventis securities. We reserve the absolute right to reject any and all tenders that we determine are not in proper form. We also reserve the right to disregard any attempted mix and match election that we determine is not in proper form and the right to waive any defect or irregularity in the tender of any Aventis securities of any particular holder, whether or not similar defects or irregularities are waived in the case of other securityholders. Unless otherwise waived by us, your tender of securities will not be valid until all defects or irregularities have been cured or waived. None of Sanofi-Synthelabo, the U.S. ADS exchange agent, the information agent, the dealer-managers or any other person will be under any duty to give notification of any defects or irregularities in the tender of any Aventis securities, or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the U.S. offer will be final and binding on the holders of Aventis securities.

In addition, in tendering Aventis securities, you will represent and warrant that you have full power and authority to tender, sell, assign and transfer your Aventis securities (and any distributions) and, when the same are accepted for exchange by Sanofi-Synthelabo, Sanofi-Synthelabo will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances, and the same will not be subject to any adverse claim. Sanofi-Synthelabo reserves the right to reject any Aventis securities that it determines do not satisfy these conditions.

Withdrawal Rights

You may withdraw Aventis securities tendered to us pursuant to the U.S. offer at any time prior to its expiration. If a subsequent offering period is provided, you may withdraw any Aventis securities tendered during that subsequent period at any time prior to its expiration.

For a withdrawal to be effective, the French financial intermediary, the U.S. custodian or the U.S. ADS exchange agent, as applicable, must receive in a timely manner the written or facsimile transmission notice of withdrawal. Any such notice must specify the name of the person who tendered the Aventis securities being withdrawn, the number of Aventis securities being withdrawn and the name of the registered holder, if different from that of the person who tendered such Aventis securities.

If Aventis ADRs being withdrawn have been delivered or otherwise identified to the U.S. ADS exchange agent, then, prior to the physical release of such ADRs, (1) the U.S. ADS exchange agent also must receive the name of the registered holder and the serial numbers of the particular Aventis ADRs and (2) the signature(s) on the notice of withdrawal must be guaranteed by an eligible institution unless such Aventis ADSs have been tendered for the account of an eligible institution. If Aventis ADSs have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of Aventis ADSs. If you have tendered Aventis ordinary shares, the notice of withdrawal must specify the name and number of the Euroclear France account to be credited with the withdrawn Aventis securities.

Under French law, if, during the period of these offers, another offer for Aventis is approved by the AMF, your tenders of Aventis securities will be declared null and void by the AMF. In addition, if an improved offer by a competing bidder is approved by the AMF, your tenders of Aventis securities may also be declared null and void by the AMF. In each of these events, in order to tender your Aventis securities in the U.S. offer, if the U.S. offer remains outstanding, you will be required to re-tender your Aventis securities.

We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. Our determination shall be final and binding on the holders of the Aventis securities.

None of Sanofi-Synthelabo, the U.S. ADS exchange agent, the information agent, the dealer-managers or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any Aventis securities properly withdrawn will be deemed not to have been validly tendered for purposes of the U.S. offer (or any subsequent offering period, as the case may be). However, withdrawn Aventis securities may be re-tendered at any time prior to the expiration date by following the procedures described above under ''— Procedures for Tendering Aventis ADSs'' or ''— Procedures for Tendering Aventis Ordinary Shares'', as applicable.

Acceptance and Return of Aventis Securities

Subject to the terms and conditions of the U.S. offer, we will exchange any and all Aventis securities validly tendered and not properly withdrawn for Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and cash, or return such Aventis securities as promptly as practicable under French tender offer practice after the expiration date. As permitted by the applicable rules of the SEC, we will accept for exchange and exchange, or return, as applicable, all Aventis securities in accordance with applicable French law and tender offer practice.

Acceptance of tendered Aventis securities

If the offers are successful, we will be deemed to have accepted for exchange all Aventis securities validly tendered and not properly withdrawn on the expiration date, as set forth in the final results of the offers (*avis de résultat définitif*) published in France by the AMF. Subject to the terms and conditions of the offers, the newly issued Sanofi-Synthelabo ordinary shares will be transferred to the account of the financial intermediary who tendered the Aventis securities.

Under no circumstances will interest be paid on the exchange of Aventis securities and/or cash for Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, regardless of any delay in making the exchange.

Return of tendered Aventis securities

In case any Aventis securities tendered in accordance with the instructions set forth in the offer materials are not accepted for exchange pursuant to the terms and conditions of this U.S. offer, we will cause these Aventis securities to be returned within one to two French trading days following the announcement of the lapse or withdrawal of the offers or the publication by the AMF of the results of the offers, as the case may be.

Miscellaneous

If we increase the consideration offered to any holder of Aventis securities prior to the expiration date, we will pay the increased consideration to all holders of Aventis securities that are exchanged in the U.S. offer, whether or not such Aventis securities were tendered prior to the announcement of such increase. In such circumstances, the AMF may require an extension of the offer period and may declare prior tenders invalid from the opening of the increased offer and require re-tenders of Aventis securities. In any event, the U.S. offer shall not expire until at least 10 business days after we increase the offer consideration. No such increase is currently expected.

Delivery of Sanofi-Synthelabo Ordinary Shares, Sanofi-Synthelabo ADSs and Cash; Settlement Date

In the event that the offers are successful, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, and cash will be delivered to the tendering holders of Aventis securities following the publication by the AMF of the final results of the offers for Aventis securities. If the offers are consummated, the final settlement date for the offers is currently expected to be within approximately 12 to 18 French trading days following the expiration date of the offers. Similarly, in the event of a subsequent offering period, if any, settlement is expected to occur within 12 to 18 French trading days following the expiration of that subsequent offer period. With respect to the tendered Aventis ADSs only, the cash consideration payable in the U.S. offer will be paid in U.S. dollars calculated by converting the applicable amount in euros into U.S. dollars using a current spot

exchange rate, less expenses. If your Sanofi-Synthelabo ADSs will be evidenced by ADRs registered in your name, you may not receive these certificates until approximately two weeks after the settlement date.

Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker or other person soliciting tenders of Aventis securities pursuant to the U.S. offer, the French offer or the German offer.

Sanofi-Synthelabo will pay any stamp duty (*impôt de bourse*) provided by article 978 of the French tax code (*Code général des impôts*) with respect to Aventis ordinary shares tendered pursuant to an all cash election. Sanofi-Synthelabo will pay or cause to be paid any transfer taxes with respect to the exchange of Aventis ADSs not based on income.

Sanofi-Synthelabo will pay the brokerage fees, if any, and related value added taxes incurred by holders of Aventis securities tendering into the U.S. offer, up to a limit of 0.3% of the value of each Aventis security tendered, and subject to a maximum amount of €45 per account, including all taxes. Holders of Aventis securities will not be reimbursed for any brokerage fees in any event that the U.S. offer is withdrawn or is not completed. Financial intermediaries will be paid a fee, net of tax, of €0.20 per Aventis ordinary share, with a maximum fee of €45 per account. This fee will not be paid in the event that the U.S. offer is withdrawn or is not completed and will not be paid in any event with respect to tendered Aventis securities owned by such financial intermediaries.

Sanofi-Synthelabo will pay the fees charged by the ADS depositary for Aventis ADSs tendered into the offer, including any fees charged by the ADS depositary to redeposit Aventis ordinary shares underlying tendered Aventis ADSs that have been previously withdrawn from deposit with the ADS depositary in the event that the offers are not consummated.

Merrill Lynch Pierce, Fenner & Smith Incorporated, referred to as Merrill Lynch & Co., and BNP Paribas Securities Corp. are acting as joint dealer-managers in the United States in connection with the U.S. offer and they or certain of their affiliates have provided financial advisory services to Sanofi-Synthelabo in connection with the contemplated acquisition of Aventis. Each of Merrill Lynch (France) and BNP Paribas will receive reasonable and customary compensation for its services in connection with the offers. Merrill Lynch & Co. and BNP Paribas Securities Corp. will not receive any specific fee as dealer-managers. We also will reimburse the financial advisors and dealer-managers for their expenses and indemnify them against specified liabilities and expenses in connection with the U.S. offer, the French offer and the German offer, including liabilities under the U.S. federal securities laws. Two directors of BNP Paribas are also directors of Total, which controls Elf Aquitaine, one of Sanofi-Synthelabo's principal shareholders. In addition, one of Sanofi-Synthelabo's directors, who is also a director of L'Oréal, is also a director of BNP Paribas. For further information, please refer to Annex A. BNP Paribas and an affiliate of Merrill Lynch & Co. are lenders under Sanofi-Synthelabo's credit facility and will receive customary compensation for such services. Subject to applicable laws and regulations, in the ordinary course of business, Merrill Lynch & Co., BNP Paribas and their respective affiliates may actively trade or hold the securities of Sanofi-Synthelabo and Aventis for their own accounts and for the accounts of customers and, accordingly, may at any time hold a long or short position in those securities.

We have also retained MacKenzie Partners, Inc. to act as information agent in connection with this U.S. offer. The information agent may contact holders of Aventis securities by mail, telephone, telex, fax, e-mail and personal interview and may request brokers, dealers and other nominee shareholders to forward these offer materials to owners of Aventis securities. The information agent will receive reasonable and customary fees for these services, plus reimbursement of its out-of-pocket expenses.

We have retained The Bank of New York to act as U.S. ADS exchange agent in connection with the U.S. offer. We will pay the U.S. ADS exchange agent reasonable and customary compensation for its services in connection with the U.S. offer, plus reimbursement of its out-of-pocket expenses. We will also reimburse brokers, dealers, commercial banks and trust companies for customary mailing and handling expenses incurred by them in forwarding material to their customers.

We will indemnify the information agent and the U.S. ADS exchange agent against specified liabilities and expenses in connection with the U.S. offer, including liabilities under the U.S. federal securities laws.

Indemnification for liabilities under the U.S. federal securities laws may be unenforceable as against public policy.

The cash expenses to be incurred in connection with the U.S. offer, the French offer and the German offer will be paid by Sanofi-Synthelabo and are estimated in the aggregate to be approximately €150 million. Such expenses include registration fees, the fees and expenses of the financial advisors and dealer-managers, U.S. ADS exchange agent and information agent, accounting and legal fees and printing costs and expenses related to the financing of the offer consideration, among others. These costs are divided into the costs that are directly attributable to the decision to acquire Aventis (approximately €100 million) and the costs attributable to the financing of the transaction through the issuance of shares or through incurring indebtedness (approximately €50 million).

Listing of Sanofi-Synthelabo Ordinary Shares and Sanofi-Synthelabo ADSs

Sanofi-Synthelabo ordinary shares are listed on Euronext Paris and trade under the symbol ''SAN''. Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs are listed on the NYSE and Sanofi-Synthelabo ADSs trade under the symbol ''SNY''. Sanofi-Synthelabo will apply for the supplemental listing on Euronext Paris of the Sanofi-Synthelabo ordinary shares to be issued in these offers. Sanofi-Synthelabo will apply for the supplemental listing on the NYSE of the Sanofi-Synthelabo ADSs to be issued in the U.S. offer and, for listing purposes only and not for trading purposes, will apply for the supplemental listing of the Sanofi-Synthelabo ordinary shares that are represented by such newly issued Sanofi-Synthelabo ADSs. Sanofi-Synthelabo will comply with all of the usual requirements of these exchanges within the time periods specified by these exchanges.

Treatment of Aventis Stock Purchase Options, Aventis Stock Subscription Options and Aventis *BSA*s

If you are the holder of exercisable Aventis stock purchase options or Aventis stock subscription options and you would like to tender the underlying Aventis ordinary shares into the U.S. offer, you must first exercise the options and then tender the underlying Aventis ordinary shares on or prior to the expiration date of the U.S. offer according to the instructions given in this document.

Sanofi-Synthelabo has not had access to, and does not know, important information relating to Aventis's stock option plans, including the terms of these plans. If these offers are completed, Sanofi-Synthelabo intends to propose to holders of Aventis stock purchase options and Aventis stock subscription options that were not exercised during the offer period to either, at the option of the holders:

- at the termination of any retention period or transfer restriction period, to exchange each Aventis ordinary share received as a result of exercising the Aventis options for 1.0294 Sanofi-Synthelabo ordinary shares, which is the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election under the mix and match election, assuming no proration and assuming no adjustment in respect of any dividend paid by Aventis; or

- receive Sanofi-Synthelabo stock options in exchange for the cancellation of existing Aventis stock purchase options or Aventis stock subscription options, with such conversion being based on a ratio that values each Aventis ordinary share subject to option at €60.43, which is the implied value of the offer based on the average daily closing price, weighted by volume, of €58.72 for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, and values each Sanofi-Synthelabo ordinary share at that same price.

Sanofi-Synthelabo will determine the manner of implementing these two alternatives once it has had an opportunity to review Aventis's stock option plans.

If you are the holder of exercisable Aventis *BSA*s and you would like to tender the underlying Aventis ordinary shares into the U.S. offer, you must first exercise the Aventis *BSA*s and then tender the underlying Aventis ordinary shares on or prior to the expiration date of the U.S. offer according to the instructions given in this document.

Sanofi-Synthelabo has not had access to, and does not know, important information relating to the terms of the Aventis *BSA*s. If these offers are completed, Sanofi-Synthelabo intends that it will propose to holders of Aventis *BSA*s that were not exercised during the offer period to exchange each Aventis ordinary share they receive as a result of the exercise of their Aventis *BSA*s on terms similar to the terms described under the first bullet above and offered to holders of Aventis stock purchase options and Aventis stock subscription options.

Treatment of Aventis's Employee Savings Plans and Employee Share Purchase Plans

Sanofi-Synthelabo has not had access to important information relating to Aventis's employee savings plans and employee shareholder plans. According to the Annual Reports on Form 11-K for the fiscal year ended December 31, 2002 filed with the SEC by Aventis Pharmaceuticals Inc. Savings Plan and Aventis Pharmaceuticals Puerto Rico Inc. Savings Plan, there exists a funding vehicle known as Aventis Pharmaceuticals Inc. Master Trust, that holds certain commingled assets on behalf of these two defined contribution 401(k) savings plans. As of December 31, 2002, the Master Trust held Aventis ordinary shares valued at over $79 million. According to the Annual Reports on Form 11-K for the fiscal year ended December 31, 2002 filed with the SEC by Aventis Behring L.L.C. Employee Savings Plan and Aventis Bio-Services Inc. Employee Savings Plan, there exists a mutual fund known as Aventis S.A. Stock Fund, which invests primarily in Aventis ordinary shares. As of December 31, 2002, participants in Aventis Behring L.L.C. Employee Savings Plan and Aventis Bio-Services Inc. Employee Savings Plan held aggregate investments in the Aventis S.A. Stock Fund valued at over $1 million. According to Aventis's Annual Report on Form 20-F for the year ended December 31, 2001, in September 2000 Aventis launched a global employee stock purchase plan, called ''Horizon'', through which employees subscribed for a total of 4.94 million newly issued Aventis ordinary shares, primarily through a company stock mutual fund (*Fonds Communs de Placement Entreprise*). According to Aventis's Annual Report on Form 20-F for the year ended December 31, 2002, during 2002, employees subscribed for another 2.3 million newly issued Aventis ordinary shares through an employee stock purchase plan known as ''Horizon 2002''. In addition, according to the registration statement on Form S-8 (file number 333-109076), dated September 24, 2003, filed by a U.S. affiliate of Aventis with the SEC with respect to the Aventis HORIZON 2003 Stock Purchase Plan, 6,500,000 Aventis ordinary shares were offered for subscription to employees of Aventis between September 27, 2003 and October 26, 2003, with up to 3,200,000 of such Aventis ordinary shares being offered through a leverage plan. According to the prospectus included as part of that registration statement, in general, all Aventis ordinary shares subscribed under the HORIZON 2003 plan have to be held by employees until April 1, 2008, except in the case of death, disability, retirement or termination of employment. In particular, in the event of a tender offer only the financial institution that holds a security interest on the Aventis ordinary shares purchased under the leveraged plan may tender those shares. According to Aventis's Annual Report on Form 20-F for the year ended December 31, 2003, it appears that approximately 2.5 million newly issued Aventis ordinary shares were subscribed under the Horizon 2003 plan.

In the event that any of the Master Trust, the Aventis S.A. Stock Fund or any other mutual fund through which participants invest under any of the foregoing employee savings plans and share purchase plans, or any other similar plans, is not able to tender any Aventis securities (including due to contractual, regulatory, tax or labor restrictions) into the U.S. offer, the French offer or the German offer prior to their expiration, or, if applicable, prior to the expiration of any subsequent offering period, and if the offers are successful, Sanofi-Synthelabo intends to consider on a case-by-case basis proposing alternatives to participants in these plans that will allow them to exchange their interests in Aventis securities for interests in Sanofi-Synthelabo ordinary shares on terms and conditions substantially similar to those proposed to holders of unexercised Aventis stock options.

In the event that an Aventis employee holds his or her Aventis securities under the employee savings plan or employee share purchase plan directly and is restricted from tendering any of those Aventis securities into these offers prior to their expiration, or, if applicable, prior to the expiration of any subsequent offer period (including due to contractual, regulatory, tax or labor restrictions), and if the offers are successful, Sanofi-Synthelabo intends to consider on a case-by-case basis proposing alternatives to participants in these plans that will allow them to exchange their interests in Aventis securities for interests in Sanofi-Synthelabo ordinary shares on terms and conditions substantially similar to those proposed to holders of unexercised Aventis stock options.

Regulatory Approvals

Under Council Regulation (EEC) No. 4064/89, the European Commission and any member state of the European Union that has successfully sought jurisdiction to review the offers under its national competition law must approve our acquisition of Aventis. However, we may complete the offers before this approval is received and completion of the offers is not conditioned on the approval of any European competition regulator. Our acquisition of Aventis must also be reviewed by the U.S. Federal Trade Commission and completion of the offers is conditioned on the termination or expiration of the applicable waiting period under the Hart-Scott-Rodino Act of 1976. For further information, see ''Regulatory Matters — Competition and Antitrust''.

Accounting Treatment

The acquisition of the Aventis securities will be accounted for using the purchase method under both French and U.S. GAAP. Under the purchase method, the cost of the purchase will be based on the amount of cash paid to holders of Aventis securities, the market value of Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) issued to holders of Aventis securities, and the direct transaction costs of the offers. Under French GAAP, the market value of the Sanofi-Synthelabo ordinary shares to be issued will be based on the price of Sanofi-Synthelabo ordinary shares as of the closing date. Under U.S. GAAP, the market value of the Sanofi-Synthelabo ordinary shares to be issued will be based on the average price of Sanofi-Synthelabo ordinary shares for the period beginning two days before and ending two days after the announcement of the offers. In Sanofi-Synthelabo's consolidated financial statements, the cost of the purchase will be allocated to the Aventis assets acquired and liabilities assumed, based on their estimated fair values at the acquisition date, with any excess of the cost over the amounts allocated being recognized as goodwill. In-process research and development costs will be expensed immediately. This method may result in the carrying value of assets, including goodwill, acquired from Aventis being substantially different from the former carrying values of those assets.

Effect of the Offers on the Market for Aventis Securities

For the reasons discussed below, if the offers for Aventis securities are completed, depending on the number of Aventis securities tendered, there may no longer be an active trading market for the Aventis securities, and their liquidity could be materially adversely affected.

Delisting of Aventis securities

Aventis ADSs are listed and traded on the NYSE. Aventis ordinary shares are listed and traded on Euronext Paris and the Frankfurt Stock Exchange. Depending upon the number of Aventis securities acquired pursuant to the U.S. offer, the French offer and the German offer, following the completion of the offers, Aventis ADSs may no longer meet the listing requirements of the NYSE and the Aventis ordinary shares may no longer meet the listing requirements of Euronext Paris and/or the Frankfurt Stock Exchange. To the extent permitted under applicable law and stock exchange regulations, Sanofi-Synthelabo may seek to cause the delisting of Aventis ADSs and the Aventis ordinary shares on these exchanges. Further, subject to applicable law and the NYSE rules, Sanofi-Synthelabo may cause Aventis to terminate its deposit agreement, and petition, or cause Aventis to petition, the NYSE to delist the Aventis ADSs. If the deposit agreement for the Aventis ADSs is terminated, holders of Aventis ADSs will only have the right to receive the Aventis ordinary shares underlying the Aventis ADSs upon surrender of any ADR representing the Aventis ADSs and payment of applicable fees to the Aventis ADS depositary. There is no U.S. public trading market for the Aventis ordinary shares. Any petition for delisting Aventis securities on Euronext Paris is subject to the prior approval of the AMF, Euronext Paris having to consider whether the market for the Aventis securities has been materially adversely affected and whether delisting of the Aventis securities is in the best interests of the market.

If one or more of the NYSE, Euronext Paris and the Frankfurt Exchange were to delist the Aventis ADSs or Aventis ordinary shares, the market for Aventis ordinary shares and/or Aventis ADSs could be adversely affected. Although it is possible that the Aventis ordinary shares (and the Aventis ADSs, if we do not cause the deposit agreement to be terminated) would be traded on other securities exchanges or in the over-the-counter market, and the price quotations would be reported by such exchanges, or other quotation systems or by other sources, there

can be no assurance that any such trading quotations will occur. The extent of the public market for the Aventis ordinary shares and Aventis ADSs and the availability of such quotations would depend upon the number of holders and/or the aggregate market value of the public float of Aventis ordinary shares and Aventis ADSs remaining at such time and the interest in maintaining a market in such securities on the part of securities firms.

To the extent the availability of such listings or quotations depends on steps taken by Sanofi-Synthelabo, Sanofi-Synthelabo may or may not take such steps. Therefore, you should not rely on any such listing or quotation being available following the successful completion of the offers.

Margin regulations

Because they are listed on the NYSE, Aventis ordinary shares and Aventis ADSs (together with a guarantee of a certain series of cumulative preference shares of a subsidiary) currently are required to be registered under Section 12(b) of the Exchange Act. A further security of Aventis currently is required to be registered under Section 12(g) of the Exchange Act because it is held by more than 300 holders. Registration of these securities may be terminated by Aventis upon application to the SEC if they are no longer listed on a national securities exchange and if there are fewer than 300 holders. Termination of the registration of the Aventis securities under the Exchange Act would substantially reduce the information required to be furnished by Aventis to their holders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to these securities.

To the extent the registration of Aventis ordinary shares and Aventis ADSs under the Exchange Act depends on steps taken by Sanofi-Synthelabo, Sanofi-Synthelabo may or may not take such steps. Therefore, you should not rely on the continued registration of any Aventis securities under the Exchange Act.

Deregistration under the Exchange Act

Aventis ADSs are currently ''margin securities'', as defined under the rules of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Aventis ADSs. If Aventis ADSs were deregistered under the Exchange Act and/or delisted from the NYSE, they would cease to qualify as ''margin securities'' which would likely have an adverse impact on their value.

Appraisal Rights

Neither holders of Aventis ordinary shares nor holders of Aventis ADSs are entitled to appraisal rights with respect to the U.S. offer, the French offer or the German offer as a matter of French law. There are no appraisal rights under French company law. Under applicable French stock market regulations, the AMF is responsible for determining the acceptability of the French offer by analyzing the value of the consideration offered in reference to customary valuation criteria. The notice of approval (*avis de recevabilité*) issued by the AMF could be challenged in court by any interested party within 10 days following its publication in BALO, the French legal gazette.

MATERIAL FRENCH TAX AND U.S. FEDERAL INCOME TAX CONSEQUENCES

Scope and Definitions

This section summarizes the material French tax and United States federal income tax consequences of exchanging your Aventis securities pursuant to the U.S. offer for cash, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as the case may be, or for a combination of cash and Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs. It applies to you only if you hold your Aventis securities, and will hold your Sanofi-Synthelabo securities, as a capital asset for United States federal income tax purposes. This section does not apply to you if you are a resident of France for French tax purposes, or a member of a special class of holders subject to special rules, including:

- a dealer in securities or currencies;

- a trader in securities that elects to use a mark-to-market method of accounting for securities holdings;

- a tax-exempt organization;

- a life insurance company, bank or financial institution;

- a person liable for alternative minimum tax;

- a person that acquired Aventis ordinary shares or Aventis ADSs by exercising employee stock options or otherwise as compensation;

- a person that actually or constructively owns 10% or more of Aventis voting stock or Sanofi-Synthelabo voting stock;

- a partnership, S corporation or other pass-through entity;

- with respect to French taxation, a person that together with his or her spouse, if any, and their ascendants and descendants, directly or indirectly, hold or have held more than 25% of the rights to Aventis earnings (*droits aux bénéfices sociaux*) at any time during the five years preceding the exchange;

- a person that holds Aventis securities, or, after the exchange, will hold Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as part of a straddle or a hedging or conversion transaction; and

- a U.S. holder (as defined below) whose functional currency is not the U.S. dollar.

This section does not purport to be a complete analysis of all potential tax effects that may apply to you. This section does not constitute legal or tax advice. This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, published rulings and court decisions, and the French tax laws, as well as on the income tax convention between the United States of America and the Republic of France (the ''French Treaty''), all as currently in effect. These authorities are subject to change, possibly on a retroactive basis.

You are a non-resident of France for French tax purposes if you are a beneficial owner of Aventis securities that exchanges your Aventis securities pursuant to the U.S. offer, and, for French income tax purposes, you are not:

- an individual (1) whose principal residence is located in France, (2) who maintains his or her household in France, (3) who carries out his or her professional activity in France, or (4) whose principal center of economic interests is located in France; or

- an enterprise with its registered office located in France or operating a business in France.

You are a U.S. holder if you are a beneficial owner of Aventis securities that exchanges your Aventis securities pursuant to the U.S. offer, and you are for United States federal income tax purposes:

- a citizen or resident of the United States;

- a corporation created or organized in the United States or under the laws of the United States or of any State;

- an estate whose income is subject to United States federal income tax regardless of its source; or

- a trust if a United States court can exercise primary supervision over the trust's administration and one or more United States persons are authorized to control all substantial decisions of the trust.

You are a non-U.S. holder if you are a beneficial owner of Aventis securities that exchanges Aventis securities pursuant to the U.S. offer, and you are not a U.S. holder.

You should consult your own tax advisor regarding the United States federal, State and local, and the French and other tax consequences of exchanging your Aventis securities and of owning and disposing of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs in your particular circumstances. In particular, you should confirm whether you are eligible for the benefits of the French Treaty with your advisor and should discuss any possible consequences of failing to be so eligible. Holders of Aventis securities who currently own, directly, indirectly, or constructively, Sanofi-Synthelabo ordinary shares, Sanofi-Synthelabo ADSs, or any other Sanofi-Synthelabo securities treated as stock for U.S. federal income tax purposes should consult their own tax advisors about special U.S. federal income tax rules which may apply to them. You should also consult your tax advisor in the event that you become entitled to receive any annual dividend that is approved to be paid with respect to Sanofi-Synthelabo's 2003 results.

Tax Consequences of Exchanging Aventis Securities

French taxation

Subject to the limitations and qualifications set forth under ''— Scope and Definitions'' and ''— Tax Consequences of Exchanging Aventis Securities'', the discussion in this section entitled ''— Tax Consequences of Exchanging Aventis Securities — French Taxation'', insofar as it summarizes French tax law, represents the opinion of Linklaters, special counsel to Sanofi-Synthelabo, as to the material French tax consequences of exchanging Aventis securities pursuant to the U.S. offer for cash, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as the case may be, or for a combination of cash, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs.

For French income tax purposes, if you are a French non-resident, you will not be subject to French tax on any capital gain or loss recognized upon exchanging your Aventis securities pursuant to the U.S. offer unless you have a permanent establishment or fixed base in France and the Aventis securities exchanged are part of the business property of that permanent establishment or fixed base. In that case, the gain or loss, if any, generally will equal the difference between:

- the sum of the value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs and the amount of the cash payment received; and

- your adjusted tax basis in your Aventis securities exchanged.

Such gain or loss would be recognized upon the exchange and subject to French income tax under the ordinary rules.

United States federal income taxation

Subject to the limitations and qualifications set forth under ''— Scope and Definitions'' and ''— Tax Consequences of Exchanging Aventis Securities'', the discussion in this section entitled ''— Tax Consequences of Exchanging Aventis Securities — United States federal income taxation'', insofar as it summarizes United States federal income tax law, represents the opinion of Wachtell, Lipton, Rosen & Katz, special United States

85

counsel to Sanofi-Synthelabo, as to the material United States federal income tax consequences of exchanging Aventis securities pursuant to the U.S. offer for cash, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as the case may be, or for a combination of cash, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs.

U.S. Holders. If you are a U.S. holder, you will generally recognize capital gain or loss, if any, as a result of exchanging Aventis ordinary shares or Aventis ADSs for cash, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as the case may be, or a combination of cash and Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs. Such capital gain or loss will be equal to the difference between:

- the sum of the value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, determined in U.S. dollars, and the amount of the cash payment you receive in the exchange (referred to as the amount realized); and

- your tax basis, determined in U.S. dollars, in the Aventis ordinary shares or Aventis ADSs that you exchange.

For this purpose, the value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs received will equal the fair market value of such shares on the date of the exchange, determined in U.S. dollars. Fair market value is the price at which property would change hands between a willing buyer and a willing seller, neither being under compulsion to buy or to sell and both having reasonable knowledge of the relevant facts. Thus, one approach to determining the fair market value of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs may be to treat the mean between the highest and lowest selling prices of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs on the date of exchange as fair market value.

If you receive any Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs pursuant to the U.S. offer, your tax basis in each such share or ADS, as applicable, immediately after the exchange will equal its fair market value, as taken into account in determining the amount realized, and your holding period in each such share will begin on the day after the exchange date.

Special rules may apply to disallow or defer a loss recognized by a U.S. holder. In addition, special rules may apply in the event that the direct, indirect and constructive holders of Aventis securities owned, directly, indirectly or constructively, at least 50 percent of the Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs (by vote or value) after the U.S. offer. Holders of Aventis securities who expect to recognize a loss or who currently own directly, indirectly or constructively, Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs should consult their tax advisors regarding the amount and character of income, gain or loss to them on the exchange.

For foreign tax credit purposes, gain or loss that you recognize upon an exchange of Aventis securities pursuant to the U.S. offer generally will be income or loss from sources within the United States if such gain or loss is capital gain or loss. Any gain or loss that you recognize upon an exchange of Aventis securities pursuant to the U.S. offer will generally be treated as ''passive income,'' which is treated separately from other types of income for foreign tax credit limitation purposes.

If you are a non-corporate U.S. holder, capital gain will be taxable at a maximum rate of 15% if your holding period in the Aventis security that you exchange exceeds one year on the date of exchange. The deductibility of capital losses is subject to limitations.

Non-U.S. Holders. You will generally not be subject to United States federal income tax on any gain or loss recognized as a result of exchanging your Aventis ADSs pursuant to the U.S. offer unless:

- the gain or loss is ''effectively connected'' with your conduct of a trade or business in the United States, and the gain is attributable to a permanent establishment that you maintain in the United States if that is required by an applicable income tax treaty as a condition for subjecting you to United States taxation on a net income basis; or

- you are an individual who is present in the United States for at least 183 days in the taxable year of the sale, and certain other requirements are met.

If you are a corporate non-U.S. holder that under the rules described above is subject to United States federal income tax on the exchange of your Aventis securities, you may also, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or at a lower rate if you are eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive foreign investment company status

A non-U.S. corporation will be classified as a passive foreign investment company (a ''PFIC'') for any taxable year if at least 75 percent of its gross income consists of passive income (such as dividends, interest, rents, royalties or gains on the disposition of certain minority interests), or at least 50 percent of the average value of its assets consists of assets that produce, or are held for the production of, passive income. If either Aventis or Sanofi-Synthelabo were characterized as a PFIC, U.S. holders would suffer adverse tax consequences, and U.S. federal income tax consequences different from those described above may apply. These consequences may include having gains realized on the disposition of ordinary shares or ADSs treated as ordinary income rather than capital gain and being subject to punitive interest charges on certain dividends and on the proceeds of the sale or other disposition of ordinary shares or ADSs. U.S. holders should consult their own tax advisors regarding the potential application of the PFIC rules to their exchange of Aventis securities pursuant to the U.S. offer and their ownership of Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs acquired pursuant to the U.S. offer.

Information Reporting and Backup Withholding

Proceeds from the exchange of Aventis securities pursuant to the U.S. offer that are paid to a U.S. holder (other than certain exempt recipients, such as corporations) generally are subject to information reporting and, if the U.S. holder fails to provide a valid taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption, to backup withholding at the applicable rate (currently 28%). A non-U.S. holder may also be subject to information reporting and backup withholding at the applicable rate with respect to proceeds from the exchange of Aventis securities pursuant to the U.S. offer.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the holder's U.S. federal income tax liability if certain required information is furnished to the IRS in a timely manner. Holders are urged to consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding under current treasury regulations.

Tax Consequences of Holding Sanofi-Synthelabo Shares and ADSs

For information regarding the tax consequences of owning and disposing of Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs, see ''Item 10.E. Taxation'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated in this prospectus by reference.

PLANS FOR AVENTIS AFTER THE COMPLETION OF THIS OFFER, THE FRENCH OFFER AND THE GERMAN OFFER

Current Plans

The purpose of the U.S. offer, the French offer and the German offer is to acquire control of Aventis. It is the present intention of Sanofi-Synthelabo, as soon as practicable after the consummation of the offers, to seek maximum representation on the supervisory board (*conseil de surveillance*) of Aventis and, if necessary, to cause the supervisory board to appoint a new management board (*directoire*). Pursuant to Article L. 225-103, II, 4 of the French Commercial Code, after Sanofi-Synthelabo gains control of a majority of the share capital or voting rights in Aventis in the offers, Sanofi-Synthelabo may request the management board (*directoire*) of Aventis to convene a meeting of shareholders (or, if the management board fails to convene such a meeting, Sanofi-Synthelabo may itself convene this meeting of shareholders) with an agenda which, among other things, may provide for the election of a new supervisory board (*conseil de surveillance*) and, if necessary, the dismissal of the existing management board (*directoire*) of Aventis. At this meeting, or at subsequent meetings, if we have acquired the necessary voting rights in the offers, we also currently intend to amend the corporate bylaws (*statuts*) of Aventis in order to modify the governance structure of Aventis by replacing its two-tiered supervisory board (*conseil de surveillance*) and management board (*directoire*) with a single board of directors (*conseil d'administration*).

The U.S. offer, the French offer and the German offer are not being made pursuant to any agreement with Aventis, and we have not had access to any information other than publicly available information. See ''Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations''. During the U.S. offer, the French offer and the German offer, we will continue to review, on the basis of publicly available information, the business and operations of Aventis and evaluate various business strategies and operational initiatives that we may implement in the event that we acquire control of Aventis and to the extent we believe them appropriate. In addition, if and to the extent that we acquire control of Aventis, or otherwise obtain access to the books and records, management, employees and other resources of Aventis, we intend to conduct a detailed review of Aventis, its business, operations, assets, financial projections, budgets, strategic and business plans, corporate, legal and governance structures, properties, dividend policy, capitalization, capital structure, management and personnel and consider and determine what, if any, future actions would be desirable in light of the circumstances that then exist. For example, we may, among other things, make changes in Aventis's business, facility locations, corporate structure, capital structure, boards of directors and/or management, marketing strategies or dividend policy. It is Sanofi-Synthelabo's present intention that after the acquisition of Aventis pursuant to the offers, the corporate headquarters and principal executive offices of the enlarged Sanofi-Synthelabo group would continue to be located in Paris. It is Sanofi-Synthelabo's present intention to retain major operations centers in the United States and Germany and a direct presence in Japan. If Sanofi-Synthelabo acquires the necessary voting rights and if such action is desirable in light of the circumstances that then exist, Sanofi-Synthelabo also reserves the right to merge Aventis into Sanofi-Synthelabo.

It is Sanofi-Synthelabo's present intention to continue the program of divestitures of Aventis's non-core assets and business. For more detail on Aventis's non-core businesses and divestiture plans, please see ''Item 4. Information on the Company — Non-Core Businesses'' in Aventis's Annual Report on Form 20-F for the year ended December 31, 2003.

It is also Sanofi-Synthelabo's present intention that, after the acquisition of Aventis pursuant to the offers, its *statuts* shall continue to provide that any fully paid-up Sanofi-Synthelabo ordinary shares that have been held in registered form under the name of the same shareholder for at least two years shall acquire double voting rights.

Sanofi-Synthelabo's position regarding employment

Under French law and regulations, the French information memorandum (*note d'information*) relating to the French offer must include a statement regarding Sanofi-Synthelabo's intention with respect to employees. The

following six paragraphs are a translation from the French of the disclosure in the French information memorandum, except that cross-references have been conformed.

In compliance with article L.432-1 of the French Labor Code (*Code du travail*), a copy of the French *note d'information* has been forwarded to the bodies representing the employees of Aventis.

Sanofi-Synthelabo will make itself available to the bodies representing the employees of Aventis who would like to listen to Sanofi-Synthelabo regarding the study and analysis of the present offers.

Sanofi-Synthelabo has not had access to the necessary information to be able to set forth in a precise manner its intentions regarding Aventis's workforce and, in particular, has not had access to precise information regarding the reorganizations considered by Aventis.

Within the framework of implementing the industrial project described under ''Background and Reasons for the Offers — Reasons for the Offers'', Sanofi-Synthelabo may be led to implement reorganizations of the following functions: research, production, marketing and services; together with combining the existing entities of Sanofi-Synthelabo and Aventis, country by country.

These operations will be implemented after phases of information, dialogue and consultation with the workers' representative bodies of the affected entities. Sanofi-Synthelabo will implement and support programs, adapted to the circumstances created by these combinations, always taking into consideration and respecting the concerns of all employees and leaving nobody to face an employment question alone.

In connection with the sales process commenced by Sanofi-Synthelabo to divest its interests in Arixtra® and Fraxiparine®, the facility at Notre-Dame de Bondeville, which employs 650 employees, could also be sold.

Subsequent Transactions; Compulsory Acquisition; Delisting

Sanofi-Synthelabo has not determined whether or when it would seek to acquire any Aventis securities not tendered into the U.S. offer, the French offer or the German offer. Sanofi-Synthelabo expects to make these determinations based on the facts and circumstances existing at the appropriate time. Such facts and circumstances could include, among others:

- the anticipated cost of acquiring the remaining Aventis securities;

- the proportion of the share capital and voting rights of Aventis that Sanofi-Synthelabo then owns;

- tax considerations; and

- the costs of maintaining a minority interest in Aventis.

The Sanofi-Synthelabo board of directors will decide, after weighing all the relevant circumstances, whether the acquisition of any Aventis securities not tendered into the U.S. offer, the French offer or the German offer would be in the best interests of the combined entity and its shareholders.

The method or methods selected by Sanofi-Synthelabo to implement any acquisition of remaining Aventis securities will be determined after evaluating all relevant factors at the time, but will primarily be influenced by considerations of cost and likelihood of success. The following discussion summarizes the principal types of transactions that Sanofi-Synthelabo could undertake.

If Sanofi-Synthelabo acquires Aventis securities representing at least 95% of the total voting rights of Aventis, Sanofi-Synthelabo may (but will not be obligated to) make an *offre publique de retrait*, or minority buy-out offer, for the remaining Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs). Alternatively, a holder of Aventis securities could request the AMF to require us to make a minority buy-out offer. Any minority buy-out offer could be made only with the approval of the AMF, which will make its

decision on whether to require or permit a minority buy-out offer on the basis of the liquidity of the market for Aventis securities and on any other reasons cited by the requesting holders of Aventis securities (including Sanofi-Synthelabo) in their application for AMF approval. The AMF will also establish the offer timetable. In any minority buy-out offer, the purchase price offered by us to the remaining holders of Aventis securities could be in the form of either cash or Sanofi-Synthelabo ordinary shares and could differ from the consideration offered in the U.S. offer. Any minority buy-out offer to holders of Aventis ordinary shares located in the United States and to holders of Aventis ADSs would be made in accordance with applicable U.S. federal securities laws.

If, following a minority buy-out offer, we hold Aventis shares representing more than 95% of both the share capital and voting rights of Aventis, we will have the right, but not the obligation, to make a *retrait obligatoire*, or a compulsory acquisition, in which the remaining holders of Aventis securities would receive cash consideration for their Aventis securities. Under French regulations, we would be required to state in our minority buy-out offer whether that offer will be followed immediately by a compulsory acquisition, or whether we were only reserving the right to proceed with a compulsory acquisition. If we reserve the right to proceed with a compulsory acquisition, we must decide within 10 French trading days following the close of the minority buy-out offer whether we will proceed with the compulsory acquisition. The terms of any compulsory acquisition must be approved by the AMF, which would also establish the offer timetable. We could pay only cash consideration in a compulsory acquisition, in an amount not less than the purchase price paid in the preceding minority buy-out offer and approved by the AMF, which will evaluate its fairness based on several factors, including a multi-criteria valuation analysis prepared by an independent appraiser approved by the AMF. Any compulsory acquisition of holders of Aventis ordinary shares located in the United States and to holders of Aventis ADSs would be made in accordance with applicable U.S. federal securities laws.

If any minority buy-out offer or compulsory acquisition constitutes a tender offer for U.S. securities law purposes, it may be made to U.S. holders of Aventis securities in reliance on the ''Tier I'' exemption from the U.S. tender offer rules pursuant to Regulation 14D under the Exchange Act. As a result, the minority buy-out offer or compulsory acquisition could be conducted in accordance with French law only. In addition, any Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) offered in a minority buy-out offer would be exempt from the registration requirements of the Securities Act. Sanofi-Synthelabo has not determined whether any minority buy-out offer or compulsory acquisition will be made to U.S. holders of Aventis securities, and expects to make such a determination based on, among other factors, the then number of U.S. holders and the availability of ''Tier I'' exemptive relief.

Finally, subject to applicable law, we reserve the right to acquire, following the completion or termination of the U.S. offer, the French offer and the German offer, additional Aventis ordinary shares or Aventis ADSs through open market purchases, privately negotiated transactions, a subsequent tender offer or exchange offer, or otherwise, upon the terms and at the prices as we determine, which may be more or less favorable than those of the U.S. offer. We also reserve the right to dispose of any and all Aventis ordinary shares or Aventis ADSs acquired by us pursuant to the U.S. offer, the French offer, the German offer or otherwise, upon the terms and at the prices we may determine.

If Sanofi-Synthelabo were to launch a minority buy-out, it may then petition Euronext Paris to cause the delisting of the Aventis ordinary shares. After any compulsory acquisition, Euronext Paris would automatically delist the Aventis ordinary shares. In Germany, the Frankfurt stock exchange may delist the Aventis ordinary shares if orderly trading in Aventis ordinary shares is no longer assured. Furthermore, subject to applicable law and the NYSE rules, Sanofi-Synthelabo may cause Aventis to terminate its deposit agreement, and to petition, or cause Aventis to petition, the NYSE to delist the Aventis ADSs. If the deposit agreement for the Aventis ADSs is terminated, holders of Aventis ADSs will only have the right to receive the Aventis ordinary shares underlying the Aventis ADSs upon surrender of any ADR representing the Aventis ADSs and payment of applicable fees to the Aventis ADS depositary. There is no U.S. public trading market for the Aventis ordinary shares. See also ''The U.S. Offer — Effect of the Offers on the Market for Aventis Securities''.

Under the German Securities Acquisition and Corporate Takeover Act *(Wertpapiererwerbs- und Übernakmegesetz)*, because Hoechst AG is a company listed in Germany on the official market of the Frankfurt stock exchange, on acquiring control of Aventis, and indirect control of Hoechst, Sanofi-Synthelabo will be

required to launch a public offer for all the ordinary shares of Hoechst not held by Aventis or its subsidiaries. The consideration offered may be in the form of cash or listed securities. Sanofi-Synthelabo may choose to launch a public offer before acquiring indirect control in order to pre-empt the mandatory public offer. To the knowledge of Sanofi-Synthelabo, based on the Annual Report on Form 20-F of Aventis for the year ended December 31, 2003, as of December 31, 2003, the ordinary shares of Hoechst AG not held by Aventis or its subsidiaries represented 1.9% of the share capital of Hoechst AG. According to the 2002 Annual Report of Hoechst AG, the share capital of Hoechst AG was comprised of 559,153,690 shares. By way of indication, the average share price of Hoechst AG, weighted by volume, over the three months ended January 29, 2004 was €41.06. However, as of the date of this prospectus, neither the timing of a public offer for the ordinary shares of Hoechst not held by Aventis or its subsidiaries, nor the form or amount of the consideration to be offered, is certain.

Future Dividend Policy of Aventis

Sanofi-Synthelabo is not in a position at this date to state what the dividend policy will be in respect of Aventis securities after completion of the U.S. offer, the French offer and the German offer, but it is likely that such policy will be determined in the context of Aventis's integration into the combined group. This integration may result in a large reduction in the level of dividends paid by Aventis.

Future Dividend Policy of Sanofi-Synthelabo

It is Sanofi-Synthelabo's present intention to continue its current dividend policy. On February 16, 2004, Sanofi-Synthelabo announced that the general meeting of shareholders would be asked to approve a dividend of €1.02 per share in respect of Sanofi-Synthelabo's 2003 results. If approved, this dividend will be paid on June 3, 2004. However, if we have reason to believe that the offers may not close by that date, the Sanofi-Synthelabo board of directors will arrange for an interim dividend of 0.97 euro per share to be paid, with the balance to be paid after the offers close. For details of your entitlement to receive dividends in respect of the Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs, that you receive in exchange for the Aventis securities that you tender into the U.S. offer, please refer to ''The U.S. Offer — Entitlement to Sanofi-Synthelabo Dividends''.

SOURCE AND AMOUNT OF FUNDS

Assuming all of the outstanding Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs), on a diluted basis taking into account all in-the-money options and *BSA*s that are exercisable as of the expected closing date, are tendered into the U.S. offer, the French offer or the German offer pursuant to the terms of the offers, we would be obligated to issue 661,949,024 Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs). The issuance of these new Sanofi-Synthelabo ordinary shares must be approved by the affirmative vote of two-thirds of the voting power present at an extraordinary meeting of shareholders. The date of the extraordinary general meeting of shareholders has not yet been set but it will take place before the closing date of the offers. As of December 31, 2003, Total and L'Oréal, our two principal shareholders, held 178,476,513 and 143,041,202 Sanofi-Synthelabo ordinary shares, respectively, representing in aggregate 47.1% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and 63.1% of our voting rights. At the meeting of the board of directors of Sanofi-Synthelabo on January 25, 2004, the representatives of Total and L'Oréal confirmed their full support of the offers. Total and L'Oréal have also expressed that they will approve the increase in share capital that will be submitted to the extraordinary meeting of shareholders. See ''Background and Reasons for the Offers — Background of the Offers''.

Assuming all of the outstanding Aventis securities, on a diluted basis taking into account all in-the-money options that are exercisable as of the expected closing date, are tendered into the U.S. offer, the French offer or the German offer, we would be obligated to pay an aggregate amount of €9,168 million in cash to the holders of those Aventis securities. This amount will be lower if less than 100% of the currently outstanding Aventis securities are tendered into the offers. The amount may also vary depending on the number of Aventis securities outstanding at the time of the closing of the offers.

In connection with this transaction, we have entered into a credit facility agreement dated January 25, 2004 permitting borrowing in the amount of up to €12,000 million, which will be used mainly to finance the cash consideration to be paid to holders of Aventis securities pursuant to the offers and refinance certain debt of Aventis and its subsidiaries. This facility has been, subject to certain conditions, entirely underwritten by BNP Paribas and an affiliate of Merrill Lynch & Co. We may only borrow amounts under this credit facility if the offers are completed. However, subject to the delivery of customary certificates and other documents generally evidencing the success of the offers, the success of the offers is the only material condition to our ability to borrow amounts under this credit facility to finance the cash component of the offer consideration. Accordingly, we have not put in place any alternative financing arrangements.

The credit facility agreement provides that the credit facility will be divided into a 364-day €4,000 million term loan facility (''Tranche A''), a three-year €4,000 million term loan facility (''Tranche B'') and a five-year €4,000 million revolving loan facility (''Tranche C'').

Each Tranche is required to be repaid in its entirety on its final maturity date except that we have an option to extend the final maturity date of Tranche A until a date falling two years following the date of the credit facility agreement.

Amounts borrowed under Tranche A and Tranche B may only be used to finance part of the cash consideration to be paid to holders of Aventis securities pursuant to the offers. Amounts borrowed under Tranche C may be used for various purposes, including to pay fees, costs and expenses incurred in connection with the offers and to refinance certain indebtedness of Aventis and its subsidiaries.

Upon delivery of customary certificates and other documents generally evidencing the success of the offers, borrowings under the credit facility will be made available immediately upon all of the conditions to the offers having been satisfied and when the cash consideration is required to be paid to holders of Aventis securities who have validly tendered such securities into the offers. Borrowings under Tranche A and Tranche B will be made available in euros only whereas borrowings under Tranche C will be made available in euros and, as the case may be, in U.S. dollars, pounds sterling and Japanese yen.

The credit facility is subject to terms and conditions customary for facilities of this type, including mandatory prepayment provisions (for example, in the event of certain asset disposals or a change of control of Sanofi-Synthelabo), events of default (for example, in the event of cross-default or insolvency), representations and warranties (such as in relation to status, power and authority and financial statements), covenants (such as information undertakings, negative pledge and financial ratio), indemnities, provisions to protect the margin due to the lenders and commitment fee arrangements. In particular, under the financial covenants our consolidated net debt (generally defined as our total financial borrowings less our total cash, cash equivalents and marketable securities) may not exceed 2.5 times our consolidated EBITDA (generally defined as our operating profit plus (1) any amortization and depreciation charges, (2) any purchase-accounting charge in respect of in-process research and development or a write-up of inventory to fair value that we are required to take as a result of the acquisition of Aventis, and (3) any restructuring charge of up to €1 billion per year incurred in 2004 or 2005 that is incurred directly in connection with the acquisition of Aventis). Also, in general, the total financial borrowings of our subsidiaries on a consolidated basis (excluding any borrowings under the credit facility) may not exceed our consolidated EBITDA. There are also customary restrictions on our ability, in general, to create any security interest in our assets, to sell, lease, transfer or dispose of our assets (unless the net proceeds are applied to prepaying borrowings under the credit facility), to make acquisitions or investments outside the ordinary course of business in an aggregate amount in excess of €10 billion, or to enter into a merger or amalgamation (other than with a subsidiary).

The applicable margin for each Tranche under the credit facility varies according to the credit ratings that will be assigned to us at the relevant time. The margin under Tranche A will be initially 0.40% per annum and may range from 0.35% per annum to 0.525% per annum, the margin under Tranche B will be initially 0.45% per annum and may range from 0.40% per annum to 0.575% per annum and the margin under Tranche C will be initially 0.50% per annum and may range from 0.45% per annum to 0.625% per annum. The margins determined above will be decreased by five basis points once more than 50% of the credit facility has been repaid and cancelled. Interest on Euro-based borrowings shall accrue at the applicable margin plus EURIBOR, and interest on U.S. dollars, pounds sterling or Japanese yen shall accrue at the applicable margin plus LIBOR.

Sanofi-Synthelabo reasonably expects that it will be able to repay the amounts borrowed under the credit facility within five years out of internal cash flow. Sanofi-Synthelabo currently has no plans to refinance the credit facility.

On March 18, 2004, Sanofi-Synthelabo announced the successful completion of the first round of syndication of the credit facility. See Sanofi-Synthelabo's Report on Form 6-K, dated March 19, 2004, which is incorporated in this prospectus by reference.

INFORMATION ABOUT SANOFI-SYNTHELABO

The legal and commercial name of our company is Sanofi-Synthelabo. We are a French *société anonyme*, a form of limited liability stock company, formed in 1994 pursuant to the French Commercial Code for a term of 99 years. Our registered office is located at 174 avenue de France, 75013 Paris, France. Our telephone number is: +33(0) 1 53 77 40 00.

Business Description

Sanofi-Synthelabo is an international pharmaceutical group engaged in the research, development, manufacture and marketing of pharmaceutical products for sale principally in the prescription market. In 2003, our consolidated net sales were €8,048 million ($10,138 million), our net income was €2,076 million ($2,615 million), we invested €1,316 million in research and development and employed over 33,000 people worldwide. On the basis of sales for the last twelve months ended September 30, 2003, Sanofi-Synthelabo is the second largest pharmaceutical group in France, the eighth largest pharmaceutical group in Western Europe and among the twenty largest pharmaceutical groups in the world (based on data from IMS Health).

In our prescription business, we specialize in four therapeutic areas:

- *Cardiovascular/Thrombosis.* Our Cardiovascular/Thrombosis products include two of the fastest-growing products on the Cardiovascular/Thrombosis market today: the blood pressure medication Aprovel®/Avapro® and the anti-clotting agent Plavix®.

- *Central Nervous System, or CNS.* Our CNS medicines include Stilnox®/Ambien®, the world's leading prescription insomnia medication, and Depakine®, one of the leading treatments for epilepsy.

- *Internal Medicine.* Our Internal Medicine products include Xatral®, a leading treatment for benign prostatic hypertrophy. In November, 2003, we launched a once-a-day formulation in the United States under the brand name, Uroxatral®.

- *Oncology.* Our lead product in this strategic market is the cancer drug Eloxatin®, which is Eloxatin® is marketed in Europe and the United States as a first- and second-line treatment against colorectal cancer in combination with 5-FU/LV.

Our five strategic products are Aprovel®/Avapro®, Eloxatin®, Plavix®, Stilnox®/Ambien® and Xatral® which together accounted for 54.7% of our total consolidated net sales, or €4,399 million, in 2003.

We have a strong commitment to research and development. We have 14 research centers and have over 6,800 employees devoted to research and development. At February 16, 2004, we had 56 compounds in development in the four therapeutic areas, 25 of which were in Phase II or Phase III clinical trials.

History

Our company is the result of the 1999 merger of Sanofi and Synthelabo, two major French pharmaceutical companies. Since the merger, we have combined the resources of the two companies to expand our global presence, particularly in the United States, and to increase our focus on research and development for products with strong future potential. Last year we celebrated the thirtieth anniversary of our group worldwide.

Sanofi was founded in 1973 by Elf Aquitaine, a French oil company, when it took control of the Labaz Group (a pharmaceutical company) for diversification purposes. Sanofi launched its first major product on the market, Ticlid®, in 1978. At the time of the merger in 1999, Sanofi was the second largest pharmaceutical group in France in terms of sales. A majority of its share capital was owned by Elf Aquitaine, which was subsequently acquired by Total. Sanofi made a significant venture into the United States market in 1994, when it acquired the prescription pharmaceuticals business of Sterling Winthorp, an affiliate of Eastman Kodak. Sanofi launched its first major product on the U.S. market, Aprovel®, in 1997, followed by Plavix® in 1998.

Synthelabo was founded in 1970 through the merger of two French pharmaceutical laboratories, Laboratoires Dausse (founded in 1834) and Laboratoires Robert & Carrière (founded in 1899). In 1973, L'Oréal

acquired the majority of its share capital and in 1988, Synthelabo launched two major products on the French market: Stilnox® and Xatral®. At the time of the merger, Synthelabo was the third largest pharmaceutical group in France in terms of sales. A majority of its share capital was still owned by the French cosmetics group L'Oréal. In 1993, Synthelabo launched Stilnox® in the United States under the brand name Ambien®. By 1994, Stilnox® had become the leading insomnia prescription medication worldwide according to data from IMS Health.

Sanofi and Synthelabo agreed to merge at the end of 1998, and the merger became effective in the second quarter of 1999. Following the merger, Elf Aquitaine and L'Oréal were the largest shareholders of the new group, although neither held a majority of the share capital. The two principal shareholders entered into a shareholders' agreement that lasts until 2004. The terms of the shareholders' agreement are described under Item 7.A ''Major Shareholders and Related Party Transactions — Major Shareholders — Shareholders' Agreement'' of our Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus. See ''Additional Information for Securityholders''. On November 24, 2003, Total and L'Oréal amended the shareholders' agreement, as further described under ''Recent Developments''. A copy of the shareholders' agreement and a copy of the amendment (in English translation for information purposes only) are filed as an exhibit to our registration statement on Form F-4 of which this prospectus forms a part.

Part of our strategy following the merger was to concentrate on our core prescription pharmaceuticals business. To implement this strategy, we divested non-core businesses, including:

- in 1999, Sanofi's beauty business, our diagnostics business, our animal health and nutrition business and an equity affiliate in the cheese business; and

- in 2001, our custom chemicals business and two medical equipment businesses, as well as our direct shareholding in *Laboratoires de Biologie Végétale Yves Rocher*.

For a description of our principal capital expenditures and divestitures since 1999, our expectations as to future capital expenditures and divestitures and the impact of the merger and these divestitures on our results of operations and financial condition, see Item 5 ''Operating and Financial Review and Prospects'' in our Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated by reference into this prospectus. We currently have no material capital expenditures or divestitures in progress.

For more information on Sanofi-Synthelabo and its business, please see ''Additional Information for Securityholders''.

Plavix® Litigation

In February 2002, Sanofi-Synthelabo learned that Apotex, a generic drug manufacturer, filed an Abbreviated New Drug Application, or ANDA, with the Food and Drug Administration (or FDA) challenging two of the U.S. patents relating to Plavix®. In April 2002, Sanofi-Synthelabo learned that Dr. Reddy's Laboratories, a generic drug manufacturer, filed an ANDA with the FDA challenging the three U.S. patents relating to Plavix®. An ANDA is an application by a drug manufacturer to receive authority to market a generic version of an approved product, by demonstrating that it has the same properties as the original approved product. For more information on ANDAs, see Item 4 ''Information on the Company — Business Overview — Regulation'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated in this prospectus by reference. In general, an ANDA may not be filed until the expiration of the five-year market exclusivity period that applies to the original product following its initial market authorization. If the product is protected by a patent owned by or licensed to the manufacturer of the original version, however, the ANDA cannot be approved until the patent expires unless the ANDA applicant challenges the patent. In that case, the ANDA may be filed four years following the initial market authorization of the original product.

On March 21, 2002, Sanofi-Synthelabo and Bristol-Myers Squibb Sanofi-Synthelabo Pharmaceuticals Holding Partnership (or Sanofi-Synthelabo BMS Holding, Sanofi-Synthelabo's joint venture with Bristol-Myers Squibb) filed suit in the United States District Court for the Southern District of New York against Apotex for infringement of two of the U.S. patents relating to Plavix®. The lawsuit is captioned *Sanofi-Synthelabo, Sanofi-Synthelabo Inc., and Bristol-Myers Squibb Sanofi-Synthelabo Pharmaceuticals Holding Partnership* v. *Apotex Inc. and Apotex Corp.*, 02-CV-2255 (RWS). The first patent, U.S. Patent No. 4,847,265, which expires in

2011, discloses and claims the compound clopidogrel, the active ingredient in Plavix®. The second patent, U.S. Patent No. 5,576,328, which expires in 2014, discloses and claims, among other things, the use of clopidogrel in the treatment of patients to prevent a secondary ischemic event. On May 14, 2002, Sanofi-Synthelabo and Sanofi-Synthelabo BMS Holding filed suit in the United States District Court for the Southern District of New York against Dr. Reddy's Laboratories for infringement of these same two patents. That lawsuit is captioned *Sanofi-Synthelabo, Sanofi-Synthelabo Inc. and Bristol-Myers Squibb Sanofi-Synthelabo Pharmaceuticals Holding Partnership* v. *Dr. Reddy's Laboratories, LTD, and Dr. Reddy's Laboratories, Inc.*, 02-CV-3672 (RWS).

On June 20, 2003, Sanofi-Synthelabo announced that U.S. Patent No. 5,576,328 has been withdrawn from the patent infringement lawsuits discussed above and Sanofi-Synthelabo is seeking to have it delisted from the FDA's list of Approved Drug Products with Therapeutic Equivalence Evaluations, also known as the FDA's ''Orange Book''. The withdrawal of this method patent from the lawsuit has no effect on U.S. Patent No. 4,847,265, which Sanofi-Synthelabo is vigorously defending (together with its alliance partner, Bristol-Myers Squibb, or BMS). As regards the proceedings, fact discovery was essentially completed on October 15, 2003, and the trial itself may reasonably be expected to take place before year-end at a date to be fixed by the court. However, on February 25, 2004, both the patent litigation cases were reassigned to a new judge. The possible impact of this reassignment on the timetable of the litigation may only be assessed after the new judge has had an opportunity to review the case.

If either of the challenges to U.S. Patent No. 4,847,265 is successful, the prevailing party would have the right to produce a generic version of Plavix® and market it in the United States in competition with Sanofi-Synthelabo and its alliance partner, BMS. Under U.S. law, the FDA will not be able to approve the ANDAs filed by Apotex or Dr. Reddy's Laboratories until the earlier of May 17, 2005 (*i.e.*, five years plus thirty months after the approval date of our Plavix® NDA) or the issuance of a court decision that is adverse to Sanofi-Synthelabo's U.S. Patent No. 4,847,265. However, Sanofi-Synthelabo believes that Plavix® will continue to benefit from its patent protection in the United States. Sanofi-Synthelabo intends to defend its interests in this matter vigorously.

In September 2002 and in January 2003, Sanofi-Synthelabo obtained two additional U.S. patents related to Plavix®. At the present time, Sanofi-Synthelabo does not believe that it has a basis to assert these patents against Apotex or Dr. Reddy's Laboratories.

In March 2003, Sanofi-Synthelabo learned that Apotex filed an application with the Canadian authorities for a marketing authorization for a generic version of Plavix®, challenging the Canadian patent for clopidogrel. Sanofi-Synthelabo believes that its Canadian patent, which protects Plavix® in Canada until August 2012, is valid and is defending its interests in this matter vigorously.

The Plavix® patent rights are material to Sanofi-Synthelabo's business, and if Sanofi-Synthelabo were unsuccessful in asserting them or they were deemed invalid, any resulting introduction of a generic prescription version of Plavix® in the United States would reduce the price that Sanofi-Synthelabo receives for this product and the volume of the product that Sanofi-Synthelabo would be able to sell. See Item 3 ''Key Information — Risk Factors — Risks Related to Our Industry — If we are unable to protect our proprietary rights, we may not compete effectively or operate profitably'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated in this prospectus by reference.

As a reference, and as previously disclosed, the developed sales of Plavix® in 2003 in the United States amounted to €1,817 million out of total worldwide developed sales of Sanofi-Synthelabo of €10,560 million. See Sanofi-Synthelabo's Report on Form 6-K, dated January 22, 2004, which is incorporated in this prospectus by reference. As previously disclosed, in 2003, Sanofi-Synthelabo's share of profits generated by Plavix® and Avapro® in North America, a territory managed by BMS under the alliance agreements, amounted to €436 million, versus €348 million in 2002. See Sanofi-Synthelabo's Report on Form 6-K, dated February 17, 2004, which is incorporated in this prospectus by reference. In the first six months of 2003, Sanofi-Synthelabo's share of profits generated by Plavix® and Avapro® in North America amounted to €153 million, versus €171 million in the first six months of 2002. See Sanofi-Synthelabo's Report on Form 6-K, dated January 29, 2004, which is incorporated in this prospectus by reference. The alliances with BMS are further explained in Item 4 ''Information on the Company — B. Business Overview — Marketing and Distribution — Alliances'' and

Item 5 ''Operating and Financial Review and Prospects — Overview — Financial Presentation of Alliances'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003 and in Note B to the consolidated financial statements as of, and for the six-month-period ended, June 30, 2003 included in Sanofi-Synthelabo's Report on Form 6-K dated January 29, 2004, each of which is incorporated in this prospectus by reference.

INFORMATION ABOUT AVENTIS

Aventis is a stock corporation (*société anonyme*) organized under the French Commercial Code. According to Aventis's bylaws, its corporate existence shall run through July 17, 2030 except in the event of earlier dissolution or extension by its shareholders. Aventis was formed in December 1999 through the business combination of former pharmaceutical-chemical conglomerates Hoechst of Germany and Rhône-Poulenc of France.

Aventis's registered office is 67917 Strasbourg, France, cedex 9, its telephone number is +33 3 88 99 11 00. Aventis's principal U.S. office is Aventis Pharmaceuticals Inc., 300 Somerset Corporate Boulevard, Bridgewater, NJ 08807-2854.

Business Description

According to its Annual Report on Form 20-F for the year ended December 31, 2003, Aventis is a global pharmaceutical company that discovers, develops, manufactures and markets branded prescription drugs and human vaccines to protect and improve the health of patients around the world. Aventis claims its therapeutic innovations rank among the leading treatments for lung and breast cancer, thrombosis, seasonal allergies, diabetes and hypertension.

According to Aventis's published reports, in 2003, in its core business Aventis generated sales of €16,791 million, net income of €2,444 million, invested €2,863 million in research and development and employed approximately 69,000 people worldwide.

Aventis's core business comprises its activities in branded prescription drugs and human vaccines as well as its 50% interest in the animal health joint venture Merial with Merck & Co., and corporate activities. Aventis does not consolidate sales of Merial; however, Aventis's 50% interest in Merial's earnings is included under the equity method of accounting.

As of 2002, Aventis's therapeutic proteins business, Aventis Behring, was no longer considered a ''core'' business as Aventis intends to exit from this business. Other non-core businesses, *i.e.*, those that Aventis expects to divest in the near future, include Rhodia, Wacker and Dystar. The divestments of two former non-core businesses, Aventis Animal Nutrition and Aventis CropScience, closed in April and June of 2002, respectively. On December 8, 2003, Aventis announced that it had entered an agreement to sell Aventis Behring to CSL Limited. The transaction, which is subject to approval by antitrust authorities, is expected to close during the first half of 2004.

Aventis aspires to be recognized as a pharmaceutical industry leader — valued by patients and healthcare providers, sought after as an employer, and respected by the scientific community and by its competitors.

The strategy that Aventis is pursuing to realize this vision and create sustainable value for patients, healthcare professionals, shareholders and employees centers around its products. Aventis wants to rapidly develop, launch and market innovative prescription drugs and human vaccines that not only satisfy unmet medical needs in large patient populations, but also help lower the overall cost of healthcare.

Aventis's strategic priorities have evolved from managing and effecting a successful integration to strengthening and focusing on the core pharmaceutical business and establishing a track record of achievability. Aventis's strategic goal is to maintain this successful track record by delivering sustainable growth in a changing environment. In order to remain one of the fastest-growing multinational pharmaceutical companies, Aventis's strategic imperative is product leadership by discovering, developing and supplying those products that offer the greatest therapeutic benefit to patients.

Aventis's strategy to achieve its goal of product leadership includes:

- Focusing discovery efforts and development resources on core disease areas to introduce a steady stream of innovative and value-adding prescription drugs and vaccines;

- Aggressively deploying a targeted in-licensing and alliance strategy to supplement organic growth and enhance its vigorous in-house R&D efforts with high-value, late-stage products;

- Maximizing the value of existing and recently launched global brands through commercial investments and by continually expanding their utility through proactive life-cycle management;

- Working to increase its share of sales in the United States and for key strategic brands;

- Building an industry-leading position in the application of cutting-edge scientific tools; and

- Recruiting and retaining the best scientists with passion to discover and develop innovative therapies.

For more information on Aventis and its business, please see ''Additional Information for Securityholders''.

Allegra® and Lovenox® Litigation

The disclosure in the following fourteen paragraphs is taken from Item 3 ''Key Information — Risk Factors — Risks Related to Our Business'', Item 4 ''Information on the Company — Markets — Intellectual Property'' and Item 8 ''Financial Information — Information on Legal or Arbitration Proceedings — Allegra Litigation'' in Aventis's Annual Report on Form 20-F for the year ended December 31, 2003 and from Aventis's Reports on Form 6-K, dated March 10, 2004, October 30, 2003, August 4, 2003 and August 5, 2003. Sanofi-Synthelabo has not had an opportunity to verify this disclosure. See ''Presentation of Certain Financial and Other Information — Aventis Information''. References to 'our' in the following disclosure refer to Aventis.

In June 2001, Aventis Pharmaceuticals Inc., the U.S. pharmaceutical business of Aventis, was notified that Barr Laboratories Inc. or Barr, had filed an Abbreviated New Drug Application, or ANDA, with the FDA seeking approval to market a generic version of Allegra® (fexofenadine HCl) 60 mg capsules in the United States and challenging certain of Aventis's patents. In August 2001, Aventis Pharmaceuticals Inc. filed a patent infringement lawsuit against Barr in U.S. federal district court claiming that the marketing of Allegra® by Barr prior to the expiration of certain Aventis patents would constitute infringement of those patents. Aventis Pharmaceuticals Inc. subsequently received similar ANDA notifications from Barr and four additional generic companies (Impax Laboratories, Teva Pharmaceuticals, Mylan Pharmaceuticals and Dr. Reddy's Laboratories) relating variously to Allegra® 30 mg, 60 mg and 180 mg tablets and Allegra-D® (fexofenadine HCl 60 mg/pseudoephedrine HCl 120 mg). In each case, Aventis Pharmaceuticals Inc. has filed additional patent infringement lawsuits against the generic companies. All of these Allegra® patent infringement suits are pending in the U.S. District Court for New Jersey.

In the United States, Aventis holds multiple methods of use, formulation, process and composition patents with respect to Allegra®. Under applicable federal law, marketing of FDA-approved generic fexofenadine HCl capsules or tablets or Allegra-D may not commence unless and until a decision favorable to a generic challenger is rendered in the patent litigation or until 30 months have elapsed, whichever comes first. Regulatory exclusivity for tablet formulations of Allegra® expired in the third quarter of 2003.

In September 2003, Aventis Pharmaceuticals Inc. received notice that Dr. Reddy's Laboratories had filed a Section 505(b)(2) application with the FDA seeking to market a version of Allegra® 30 mg, 60 mg and 180 mg tablets. A Section 505(b)(2) application is a type of New Drug Application (NDA) in which the full reports of investigations showing safety and efficacy that are required for approval are supplied through reference to clinical studies that the applicant did not conduct and for which the applicant has not obtained a right of reference or use. This type of application is not used to seek approval of traditional, generically substitutable versions of brand-name drugs. The notice Aventis received regarding Dr. Reddy's application did not reveal how this filing differs from Dr. Reddy's previous ANDA filings. However, a Section 505(b)(2) application may be used to seek approval for, among other things, combination products, products that do not demonstrate bioequivalence to a listed drug, or over-the-counter (OTC) versions of prescription drugs.

In October 2003, Aventis Pharmaceuticals Inc. filed a patent infringement lawsuit in the U.S. District Court for New Jersey against Dr. Reddy's Laboratories in response to its Section 505(b)(2) application. Under applicable federal law, the FDA is now prevented from approving the 505(b)(2) application of Dr. Reddy's Laboratories for 30 months or until an earlier court decision adverse to Aventis Pharmaceuticals Inc. in the patent

litigation lawsuit. In October 2003, Dr. Reddy's Laboratories filed an ANDA with the FDA relating to Allegra-D®. Aventis Pharmaceuticals Inc. is currently examining the legal issues relating to this latest filing.

On March 10, 2004, Aventis announced that, along with AMR Technology, Inc. — a wholly owned subsidiary of Albany Molecular Research, Inc. — it had filed additional patent infringement lawsuits against the five generic companies set forth above. The lawsuits were filed in the U.S. District Court for New Jersey and are based on U.S. Patent Nos. 5,581,011 and 5,750,703, which are owned by AMR Technology, Inc. and exclusively licensed to Aventis. These patents, which expire in the late 2013-2015 timeframe, claim fexofenadine intermediates and processes for making fexofenadine. Aventis has requested that these newly-filed lawsuits be consolidated with the patent infringement lawsuits already pending in the U.S. District Court for New Jersey.

In a conference on March 8, 2004, the U.S. District Court for New Jersey set April 15, 2005 as the end date for the discovery phase of these lawsuits. A previously-set trial date of September 2004 for the previously-filed lawsuits is no longer in effect, and no new trial date has been scheduled.

Allegra® was Aventis's biggest-selling product in 2003 accounting for approximately 10% of net sales of Aventis. OTC and generic drugs generally are priced significantly lower than brand-name prescription drugs. If Allegra® or any of its principal competitors were to be sold as generic products or switched to OTC status, Allegra® could face substantial additional competitive pressures, which could have a substantial, and possibly rapid, negative effect on Aventis's operating results. The U.S. patent covering the active ingredient in Allegra® has expired. U.S. regulatory exclusivity for Allegra® tablet formulations expired in the third quarter of 2003.

Aventis has two patents related to Lovenox® (enoxaparin sodium) listed in the FDA's "Orange Book". These two patents are U.S. Patent No. 4,692,435 (the '435 patent), which expires December 24, 2004, and U.S. Patent No. 5,389,618 (the '618 patent), which expires February 14, 2012. In May 2003, an application for reissue was filed with the U.S. Patent & Trademark Office on the '618 patent seeking modifications in the granted patent. The '618 patent will remain in force during the reissue proceeding. If the patent is approved, Aventis believes that the '618 patent could be reissued in an amended version prior to year-end 2004.

In June 2003, API received notice that both Amphastar Pharmaceuticals and Teva Pharmaceuticals had filed ANDAs with the FDA seeking approval to produce and market generic versions of Lovenox® and challenging the '618 patent as invalid or unenforceable. In July 2003, Amphastar also challenged the '435 patent as invalid or unenforceable. In August 2003, Aventis Pharmaceuticals Inc. brought a patent infringement suit with respect to the '618 patent against both Amphastar and Teva in the U.S. District Court for the Central District of California. Under applicable federal law, the FDA is now prevented from approving the ANDAs of Amphastar Pharmaceuticals and Teva Pharmaceuticals until 30 months after the receipt of the ANDA notice or until an earlier court decision adverse to Aventis Pharmaceuticals Inc. A trial date has been set for April 2005. The patent infringement lawsuit does not claim infringement of the '435 patent, and, in August 2003, Aventis announced that it was continuing to consider its legal options with respect to that patent.

Aventis has disclosed that it believes that generic competition for Lovenox is neither certain nor imminent, for a number of reasons, including:

- A generic product can be approved and launched prior to the expiration of the contested patents only if the generic filer has met all FDA requirements for approval.

- According to a Federal Trade Commission report entitled "Generic Drug Entry Prior to Patent Expiration: AN FTC Study" published in July 2002, in cases where the challenged patent is not asserted in litigation, it takes the FDA on average approximately 25 months to approve an ANDA with a Paragraph IV certification.

- Prior to marketing a generic product, the generic filer would also have to consider any potential patent enforcement actions by the patent holder.

- Enoxaparin sodium is a highly complex mixture of macromolecules derived from heparin that is used to treat a number of life-threatening conditions. Due to limitations in technology, the larger macromolecules cannot be completely characterized. Aventis employs a sophisticated process for

manufacturing enoxaparin sodium, which Aventis believes is essential for the therapeutic effectiveness of the product. Some products claiming to be enoxaparin sodium have been removed from the market by regulatory authorities in some countries due to lack of equivalency.

Sales and profitability of Aventis's patented products may be adversely affected if any claims of a relevant patent are determined to be invalid, unassertable, or unenforceable, or if competing products are introduced that are therapeutically similar but do not infringe Aventis's products' patents. If any such situation affected one of Aventis's best-selling products, it could have a substantial negative effect on Aventis's operating results, financial position and cash flows. Patent litigation is subject to substantial uncertainty and there is no assurance that any of the patents relating to Aventis's products, if challenged, will be found valid and unenforceable in any or all respects. Loss of effective patent protection on one or more of Aventis's products could lead to significant losses of sales and negatively affect Aventis's future operating results. For further information on the patent-related risks of holding Aventis ordinary shares, see Item 3 ''Key Information — Risk Factors — Risks related to our Business — Patent protection may prove ineffective. Loss of effective patent protection on one or more products could result in lost sales to competing products and negatively affect our sales and operating results'' and ''— Changes in marketing status or competitive environment of *Allegra®* or other strategic brands could adversely affect our operating results'' in Aventis's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this document by reference.

For more information on ANDAs, see Item 4 ''Information on the Company — Business Overview — Regulation'' in Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated in this prospectus by reference.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF SANOFI-SYNTHELABO AND AVENTIS

The following unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income, which give effect to the offers, are presented in euros and reflect the combination of Sanofi-Synthelabo and Aventis using the purchase method under French GAAP. The pro forma adjustments are based upon available information and certain assumptions that Sanofi-Synthelabo believes are reasonable, including the assumptions that pursuant to the offers:

- all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €11.50 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

- all of the outstanding Aventis stock options remain outstanding and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.0294 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

- the cash consideration paid in the offers is financed by €8,964 million of new Sanofi-Synthelabo debt at an interest rate of 3.5%.

The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial condition of the combined entities that would have been achieved had the U.S. offer, the French offer and the German offer been completed during the periods presented, nor are the unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income necessarily indicative of the future operating results or financial position of the combined entities. The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income do not reflect any cost savings or other synergies which may result from the combination or the effect of asset dispositions, if any, that may be required by regulatory authorities. The unaudited pro forma financial information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the acquisition. In addition, the financial effects of any actions described in the section ''Background and Reasons for the Offers — Reasons for the Offers'', such as costs of rationalization or synergies, cannot currently be determined and are therefore not reflected in the unaudited pro forma condensed combined financial statements. Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis's accounting policies, there can be no assurance that the accounting policies of Aventis conform to those of Sanofi-Synthelabo.

The unaudited pro forma condensed combined balance sheet and unaudited pro forma condensed combined statement of income have been derived from and should be read in conjunction with the respective consolidated financial information of Sanofi-Synthelabo and Aventis as of and for the year ended December 31, 2003, which are incorporated by reference into this prospectus. All amounts are stated in euros. This pro forma information is subject to risks and uncertainties, including those discussed under ''Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations'' and ''Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus may be incorrect.''

The pro forma financial information is based on preliminary estimates and assumptions, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo's management, the excess of purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo's management based on available public information. The final allocation of the purchase price will be completed after the asset and liability valuations are finalized by Sanofi-Synthelabo's management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

SANOFI-SYNTHELABO AND AVENTIS

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2003

	Historical Sanofi-Synthelabo French GAAP (Audited)	Historical Aventis French GAAP (Audited)	Pro forma Adjustments French GAAP (Unaudited) (Note 5)	Combined Pro Forma French GAAP (Unaudited)
	(In millions of euros)			
ASSETS				
Goodwill and other intangible assets...........	1,021	9,608	42,667 (a)(b)	53,296
Property, plant and equipment................	1,449	4,130	–	5,579
Investments in/advances to equity investees and non-consolidated companies and other long-term investments........................	242	4,763	–	5,005
Deferred income taxes	472	– (1)	–	472
Inventories................................	799	1,976	2,100 (b)	4,875
Accounts receivable	1,491	2,354	–	3,845
Assets held for sale	–	1,182	–	1,182
Other current assets	897	3,139	–	4,036
Cash, marketable securities and short-term deposits	3,378	1,125	–	4,503
Total assets	9,749	28,277	44,767	82,793
LIABILITIES AND SHAREHOLDERS' EQUITY				
Shareholders' equity	6,323	10,434	23,222 (g)	39,979
Amortizable preferred securities	–	–	–	–
Minority interests	18	167	–	185
Mandatorily redeemable partnership interest	–	198	–	198
Long-term debt	53	3,158	8,964 (h)	12,175
Provision and other long-term liabilities	754	4,078	1,222 (b)	6,054
Deferred income taxes	9	1,085	11,294 (b)(i)	12,388
Accounts payable	657	1,322	–	1,979
Liabilities related to operations held for sale	–	391	–	391
Other current liabilities	1,620	5,517	65 (b)	7,202
Short-term debt and current portion of long-term debt	315	1,927	–	2,242
Total liabilities and shareholders' equity......	9,749	28,277	44,767	82,793

(1) Information not available (deferred tax asset, if any, is presented in another line of the balance sheet).

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

SANOFI-SYNTHELABO AND AVENTIS

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2003

	Historical Sanofi-Synthelabo French GAAP (Audited)	Historical Aventis French GAAP (Audited)	Pro forma Adjustments French GAAP (Unaudited) (Note 5)	Combined Pro Forma French GAAP (Unaudited)
	(In millions of euros, except per share data)			
Net sales	8,048	17,815	–	25,863
Cost of goods sold	(1,428)	(5,377)	(2,100) (b)	(8,905)
Gross profit	6,620	12,438	(2,100)	16,958
Research and development expenses	(1,316)	(2,924)	(4,000) (b)	(8,240)
Selling and general expenses	(2,477)	(6,449)	61 (e)	(8,865)
Other operating income/(expenses), net	248	1,085	—	1,333
Operating profit	3,075	4,150	(6,039)	1,186
Intangible — Amortization and impairment (1)	(129)	–	(2,928) (a)(c)	(3,057)
Financial income (expense), net	155	(151)	(314) (f)	(310)
Exceptional items	24	–	–	24
Other income/(expense)	–	(501)	–	(501)
Income taxes	(1,058)	(929)	1,871 (i)	(116)
Income from equity investees, net	20	(107)	–	(87)
Goodwill amortization	(8)	(480) (2)	(218) (a)(d)	(706)
Minority interests	(3)	(29)	–	(32)
Preferred remuneration	–	(52)	–	(52)
Net income/(loss)	2,076	1,901	(7,628)	(3,651)
Less:				
In-process research and development			4,000	4,000
Inventory step-up (after tax)			1,356	1,356
Net income before non-recurring charges or credits directly attributable to the transaction			(2,272)	1,705
Weighted average shares outstanding:				
Basic	702,745,208	785,905,944	–	1,352,276,532
Diluted	702,920,945	788,252,669	–	1,352,452,269
Earnings per share:				
Basic	2.95	2.42		(2.70)
Diluted	2.95	2.41		(2.70)
Earnings per share, based on net income before non-recurring charges or credits directly attributable to the transaction:				
Basic				1.26
Diluted				1.26

(1) Aventis does not identify amortization and impairment of intangible assets under a separate caption in its statement of income. Accordingly, no pro forma adjustment for the reclassification of the historical amortization and impairment of the intangible assets of Aventis (€126 million) to conform to Sanofi-Synthelabo's presentation is reflected. Such amortization and impairment continues to be reflected under various captions of the statement of income on a pro forma basis.

(2) Reclassified from operating profit in Aventis audited consolidated financial statements for the year ended December 31, 2003. See Note 3.

The accompanying notes are an integral part of the unaudited pro forma condensed combined financial statements.

SANOFI-SYNTHELABO AND AVENTIS — FRENCH GAAP

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 — Description of Transaction and Basis of Presentation

The transaction will be accounted for as a purchase by Sanofi-Synthelabo under the accounting principles generally accepted in France. Under the purchase method of accounting, the assets and liabilities of Aventis will be recorded as of the acquisition date, at their respective fair values, and added to those of Sanofi-Synthelabo.

The pro forma consolidated condensed financial statements have been derived from, and should be read in conjunction with, the historical consolidated financial statements, including the notes thereto, of Sanofi-Synthelabo and Aventis. For Sanofi-Synthelabo, financial statements for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus by reference. For Aventis, financial statements for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus by reference. See ''Additional Information for Securityholders — Incorporation of Certain Documents by Reference''.

The transaction

The transaction combines a U.S. offer, a French offer and a German offer to acquire all of the outstanding Aventis ordinary shares, including Aventis ordinary shares represented by Aventis ADSs. Under the terms of the offers, holders of Aventis ordinary shares will receive €11.50 in cash and 0.8333 of a Sanofi-Synthelabo ordinary share in exchange for each Aventis ordinary share validly tendered and not withdrawn. Holders of Aventis ADSs will receive an amount in U.S. dollars equal to €11.50 in cash and 1.6667 Sanofi-Synthelabo ADSs in exchange for each Aventis ADS validly tendered and not withdrawn. See ''The U.S. Offer — Terms of the U.S. Offer''. The offers include a mix and match feature whereby holders of Aventis securities may elect to receive only Sanofi-Synthelabo ordinary shares or Sanofi-Synthelabo ADSs, as applicable, or only cash in exchange for any or all of the Aventis securities that they tender. However, these elections will be subject to proration and allocation adjustments that will ensure that, in the aggregate (and subject to adjustment if Aventis pays any dividend or interim dividend before the settlement of the offers), 81.0% of the Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) tendered in the offers will be exchanged for Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) and 19.0% will be exchanged for cash. See ''The U.S. Offer — Mix and Match Election''.

The offers are subject to the minimum tender condition, the antitrust condition and the shareholder approval condition, each of which is described in ''The U.S. Offer — Conditions to the U.S. Offer''. If the offers are successful, we expect that we will exchange or purchase the Aventis securities during the second quarter of 2004.

Pro forma adjustments

Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis, the pro forma adjustments include a number of assumptions and adjustments, which the management of Sanofi-Synthelabo believes to be reasonable. However, Sanofi-Synthelabo's adjustments and assumptions do not reflect any input from Aventis's management or accountants. See ''Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations'' and ''Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus may be incorrect.''

The pro forma adjustments are directly attributable to the transaction. The pro forma financial information does not reflect any cost savings potentially realizable from the elimination of certain expenses and from the synergies expected to be created and the anticipated costs of implementing such cost savings or synergies or the effect of asset dispositions, if any, that may be required by regulatory authorities. The pro forma financial

information does not reflect any special items such as payments pursuant to change of control provisions or restructuring and integration costs which may be incurred as a result of the transaction.

The pro forma financial information is based on preliminary estimates and assumptions set forth below and in Notes 2 and 5, which Sanofi-Synthelabo believes to be reasonable. The pro forma adjustments and allocation of purchase price are preliminary. Due to the limited financial and other information related to Aventis available to Sanofi-Synthelabo's management, the excess of the purchase price over the book value of the assets to be acquired has been allocated according to a preliminary analysis by Sanofi-Synthelabo's management based on available public information. The final allocation of the purchase price will be completed after asset and liability valuations are finalized by Sanofi-Synthelabo's management. There can be no assurance that the final allocation of the purchase price will not differ from the preliminary allocation.

The pro forma financial information assumes that pursuant to the offers:

- all of the outstanding Aventis securities are exchanged for cash and Sanofi-Synthelabo securities, with a cash component of €11.50 and a share component valued at 0.8333 of a newly issued Sanofi-Synthelabo ordinary share for each Aventis security;

- all of the outstanding Aventis stock options remain outstanding, and, at the termination of any transfer restriction period, each holder of an Aventis stock option will be able to exchange each Aventis ordinary share that is received as a result of the exercise of the option for 1.0294 Sanofi-Synthelabo ordinary shares, the same number of Sanofi-Synthelabo ordinary shares that a tendering holder would have been entitled to receive in the offers pursuant to an all stock election (assuming no proration and no reduction in respect of any dividend paid by Aventis); and

- the cash consideration paid in the offers is financed by €8,964 million of new Sanofi-Synthelabo debt at an interest rate of 3.5%.

The unaudited pro forma consolidated combined balance sheet as of December 31, 2003 assumes that the offers were consummated on that date. The unaudited pro forma condensed combined statements of income for the year ended December 31, 2003 give effect to the offers as if the offers had been consummated on January 1, 2003, the first day of the earliest financial period reported.

The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of what the operating results or financial condition of the combined businesses of Sanofi-Synthelabo and Aventis would have been had the offers been consummated on the respective dates assumed and are not necessarily indicative of the future operating results or financial condition of the combined businesses of Sanofi-Synthelabo and Aventis.

Sensitivity analysis

The stock price used to compute the estimated purchase price is based on the average closing price of a Sanofi-Synthelabo ordinary share for the period beginning two days before and ending two days after the January 26, 2004 announcement of the offers. However, the actual measurement date for the value of Sanofi-Synthelabo's ordinary shares will occur after the proposed transaction is announced and when sufficient shares have been tendered to make the offer binding or when Aventis agrees to the terms of the transaction. For each €1.00 increase or decrease in the price of a Sanofi-Synthelabo ordinary share, the aggregate consideration payable pursuant to the terms of the offers would increase or decrease by approximately €649.5 million and annual amortization would increase or decrease by approximately €21.7 million.

For each one basis point increase (decrease) in the interest rate on the new credit facility assumed to finance the transaction, pro forma combined net income before non-recurring charges or credits directly attributable to the transaction would decrease (increase) by €0.6 million.

Note 2 — Purchase Price Computation and Allocation

The following is a preliminary estimate of the purchase price for Aventis:

Number of Aventis ordinary shares outstanding as of December 31, 2003	802,292,807	
Shares held in treasury as of December 31, 2003	(22,855,218)	
Exchange ratio per share (five Sanofi-Synthelabo ordinary shares exchanged for six Aventis ordinary shares tendered)	0.8333	
	649,531,324	
Multiplied by Sanofi-Synthelabo's average stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the transaction, as an approximation for the stock price at the closing of the transaction	56.95	€36,990 million
Cash consideration to be paid pursuant to offer		€8,964 million
Estimated direct transaction costs, net of tax		€65 million
Estimated purchase price for ordinary shares		€46,019 million

The cash consideration has been computed by applying the cash component of €11.50 per share to the number of Aventis ordinary shares outstanding, as of December 31, 2003 less the treasury shares.

The estimated total costs relating to the transaction amount to €150 million, of which €100 million are direct transaction costs relating to the acquisition. The balance of €50 million relates to the fees attributable to the financing facility, which the management of Sanofi-Synthelabo considered to be primarily comprised of fees related to the establishment of the line of credit.

For the purpose of this pro forma analysis, the above estimated purchase price has been allocated based on a preliminary estimate of the fair value of assets and liabilities to be acquired:

	(In millions of euros)
Shareholders' equity	10,434
Less: book value of participating shares and capital equity notes, which are not purchased or exchanged in the offer	(681)
Book value of net assets acquired, adjusted to exclude equity securities which will remain outstanding upon consummation of the offer	9,753
Write-off of existing goodwill and other intangible assets	(9,286)
Adjusted value of net assets acquired	467
Remaining allocation:	
Increase inventory to fair value	2,100
In-process research and development charge	4,000
Identifiable intangible assets at fair value	31,000
Decrease participating shares and capital equity notes to fair value	16
Increase benefit plan liability to fair value (based on deferred actuarial losses of Aventis as of December 31, 2003)	(1,222)
Deferred taxes on income	(11,294)
Goodwill	20,952
Estimated purchase price	46,019

As required by Rule 99-02 of the *Comité de la Réglementation Comptable* (''CRC'') issued on April 29, 1999, the purchase price allocated to in-process research and development will be immediately expensed. Goodwill will be amortized over 30 years.

We do not have sufficient information at this time to provide specifics with regard to individual products, valuation methods and appraisal methods.

A valuation performed in accordance with the generally accepted accounting guidance would entail a determination of fair value using the income approach on a project-by-project basis utilizing the following information: a forecast of the estimated future net cash flows expected for a successful outcome of the project, adjusted by an estimate of the probability of success based on the stage of completion (risk) of the project, and then discounting these adjusted estimated future net cash flows to their present value using an appropriate discount rate. This adjustment would reflect the probability of success of each project based upon the nature of the product, the scientific data associated with the technology, the current patent situation and the stage of completion of the project. The forecast of future cash flows would require the following assumptions to be made:

- Revenue that is likely to result from specific in-process research and development projects, if they are successful, including the estimated number of units to be sold, estimated selling prices, estimated market penetration and estimated market share and year-over-year growth rates over the product-life cycles.

- Cost of sales related to the potential products using historical data, industry data or other sources of market data.

- Sales and marketing expense using historical financial data of the acquired company, industry data or other market data.

- General and administrative expenses.

- Research and development, or R&D, expenses.

In the absence of more detailed information, we defined identifiable intangible assets as developed technology and the associated trademarks. We tentatively approximated the identifiable intangible assets value using an income approach, applied to consensus sales forecasts publicly available in the pharmaceutical industry, with a discount rate of 10%, and using certain other assumptions consistent with our first-hand knowledge of the industry. Identifiable intangible assets were amortized on a linear basis over a period equal to the number of years it would take to contribute 90% of the value of the identifiable intangible asset. These assumptions do not reflect any input from Aventis's management or accountants.

With respect to in-process research and development, as Sanofi-Synthelabo has had access only to publicly available financial information about Aventis, data that would be needed to conduct a valuation of specific projects in the manner described above could not be gathered. Therefore, Sanofi-Synthelabo determined that the €4,000 million in-process research and development charge included as part of the pro forma condensed combined financial statements was a reasonable estimate based upon what is known about the various products within the Aventis pipeline, the market for the potential products it has been able to identify from publicly available information, including the probabilities of success of compounds in various stages of completion, Sanofi-Synthelabo's own extensive experience with R&D activities, as well as a review of publicly available information for precedent combination and acquisition transactions in the healthcare industry. The estimation was performed using a discount rate of 10%, applied to the above publicly available market information adjusted by an estimate of the probability of success based on the stage of completion (risk) of the project. These assumptions do not reflect any input from Aventis's management or accountants.

Although Sanofi-Synthelabo believes that its estimate of the identifiable intangible assets valuation and of the in-process research and development charge arising from the acquisition of Aventis is reasonable based upon publicly available information, no assurance can be given that a compound-by-compound valuation based upon the above cited factors will confirm Sanofi-Synthelabo's estimate. If the actual compound-by-compound valuation, which Sanofi-Synthelabo expects to be completed within twelve months from the consummation of the offers, differs from the €31,000 million estimate and the €4,000 million estimate, respectively, for the identifiable

intangible assets valuation and for the in-process research and development charge, Sanofi-Synthelabo will adjust the expected accounting entries and write-off to those amounts. The expected accounting entries, write-off and related disclosures will be included in Sanofi-Synthelabo's annual filings with the AMF and the SEC.

Note 3 — Accounting Policies and Financial Statement Classifications

Because Sanofi-Synthelabo has access only to publicly available financial information about Aventis's accounting policies, there can be no assurance that the accounting policies of Aventis conform to those of Sanofi-Synthelabo. Please see ''Risk Factors — We have not been given the opportunity to conduct a due diligence review of the non-public records of Aventis. Therefore, we may be subject to unknown liabilities of Aventis which may have an adverse effect on our profitability and results of operations'' and ''Risk Factors — We have not verified the reliability of the Aventis information included in, or incorporated by reference into, this prospectus and, as a result, our estimates of the impact of consummation of the offers on the pro forma financial information in this prospectus may be incorrect.''

Upon completion of the transaction, accounting policies and financial statement classifications will be reviewed. As a result of that review, it may become necessary to make certain reclassifications to the combined company's financial statements to conform to those accounting policies and classifications that are determined to be more appropriate.

Based upon publicly available information, we identified certain differences in the presentation of the balance sheet and of the statement of income between Sanofi-Synthelabo and Aventis. Accordingly, we reclassified in the statement of income of Aventis the amortization of goodwill (included in the operating result) to conform to Sanofi-Synthelabo's presentation (taken into account below the operating result) and the co-promotion income (presented by Aventis under net sales and by Sanofi-Synthelabo as a component of other operating income/(expense)). Certain other differences were identified that should have been reclassified to conform Aventis's historical financial statements to the pro forma presentation; however, such reclassification could not be performed in the absence of more detailed information. These differences relate in particular to the classification of deferred taxes on the consolidated balance sheet and of intangible amortization, license income, restructuring provisions, product sales and foreign exchange gains and losses on the consolidated statement of income.

Note 4 — Intercompany Transactions

Upon completion of the transaction, any transactions that occurred between Sanofi-Synthelabo and Aventis would be considered intercompany transactions. Balances and transactions between Sanofi-Synthelabo and Aventis as of and for each of the periods presented are not significant.

Note 5 — Pro Forma Adjustments

Adjustments included in the column under the heading ''Pro Forma Adjustments'' primarily relate to the following:

(a) To eliminate historical goodwill and historical intangible assets (€9,286 million), and related amortization expense recorded by Aventis of approximately €480 million and €126 million for the year ended December 31, 2003, respectively.

(b) To record the allocation of the estimated purchase price: to reflect the difference between the book value and the fair value of net assets acquired, and also the accrual of estimated direct transaction costs for €65 million net of taxes. The differences between the book value and the fair value of net assets acquired are the following (see Note 2):

- To record goodwill: €20,952 million

- To record identifiable intangible assets at fair value: €31,000 million

- To record in-process research and development: €4,000 million

- To increase inventory to fair value, based on the net realizable value, estimated as the expected selling price in the ordinary course of business less reasonable costs of completion and disposal and a reasonable profit allowance for the completion and selling effort: €2,100 million

- To increase benefit plan liability to fair value, based on the unrecognized net actuarial gains and losses of Aventis, as of December 31, 2003: €1,222 million.

- To decrease the participating shares and capital equity notes to their estimated fair value: €16 million.

- To compute deferred taxes on the above adjustments: €11,294 million.

(c) To record the amortization expense related to the value of identifiable intangible assets from the purchase price allocation, which are being amortized over their estimated useful lives ranging from 7 to 17 years, of approximately €3,054 million for the year ended December 31, 2003.

(d) To record the amortization expense related to goodwill from the purchase price allocation, which is being amortized over an estimated useful life of 30 years, of approximately €698 million for the year ended December 31, 2003.

(e) To record the amortization of the benefit plan liability increase to fair value over 20 years, for an amount of approximately €61 million for the year ended December 31, 2003.

(f) To record the interest costs of the bridge financing, which were computed using an effective interest rate of 3.5%, for an amount of approximately €314 million for the year ended December 31, 2003. See ''Source and Amount of Funds''.

(g) To adjust the shareholders' equity for the following:

- To remove the historical balance of Aventis (€9,753 million decrease).

- To record the consideration paid for Aventis through the issuance of ordinary shares by Sanofi-Synthelabo (€36,990 million increase), excluding the amount allocated to the transaction costs.

- To record the estimated write-off of in-process research and development (€4,000 million decrease). See also Note 2.

- To record the decrease to fair value of the participating shares and capital equity notes (€16 million decrease).

(h) To record borrowing under new credit facility to finance the acquisition of Aventis ordinary shares (€8,964 million).

(i) To adjust income taxes for pro forma adjustments, computed using a rate of 35.43%, equal to the French statutory tax rate.

Note 6 — Significant Differences Between French GAAP and U.S. GAAP

Sanofi-Synthelabo prepares its consolidated financial statements in accordance with French GAAP, which, as applied by Sanofi-Synthelabo, differs in certain significant respects from accounting principles generally accepted in the United States of America (commonly known as U.S. GAAP). The effects of the application of U.S. GAAP on the pro forma adjustments, and ultimately on combined pro forma net income and shareholders' equity, are set out in the following tables.

Historical U.S. GAAP adjustments for Sanofi-Synthelabo relative to the year ended, and as of, December 31, 2003 have been derived from the consolidated financial statements for the year ended December 31, 2003 that are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus by reference. See ''Additional Information for Securityholders — Incorporation of Certain Documents by Reference''.

Historical U.S. GAAP adjustments for Aventis have been derived from the financial statements for the year ended December 31, 2003 that are included in its Annual Report on Form 20-F for the year ended December 31, 2003, which is incorporated into this prospectus by reference. See ''Additional Information for Securityholders — Incorporation of Certain Documents by Reference''.

The transaction is considered to be an acquisition by Sanofi-Synthelabo under French GAAP. Management has carefully considered all of the factors in paragraph 17 of SFAS 141, and, in particular, the fact that if all of the Aventis securities are validly tendered and exchanged, immediately after the exchange, the current holders of Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) will own approximately 51% of the share capital and approximately 60% of the voting rights of the combined entity and the former holders of Aventis ordinary shares (including Aventis ordinary shares represented by Aventis ADSs) will own approximately 49% of the share capital and approximately 40% of the voting rights of the combined entity on a fully-diluted basis taking into account all options exercisable at the expected consummation date. Management also considered, among other factors, that, immediately after the exchange, Total and L'Oréal, Sanofi-Synthelabo's principal shareholders, will own approximately 13% and approximately 11%, respectively, of the share capital and approximately 21% and approximately 17%, respectively, of the voting rights of the combined entity, while the largest former shareholder of Aventis will own approximately 7% of the share capital and approximately 5% of the voting rights in the combined entity. Management also considered that, based on a price of €58.72 per Sanofi-Synthelabo ordinary share, which was the average of the daily closing prices, weighted by volume, for Sanofi-Synthelabo ordinary shares on Euronext Paris during the calendar month ended on January 21, 2004, the terms of the offer value each Aventis ordinary share at €60.43, which represents a premium of 15.2% over the average of the daily closing prices, weighted by volume, for Aventis ordinary shares on Euronext Paris during the same period, which was €52.46 per Aventis ordinary share. Management further considered that the current Chairman and Chief Executive Officer of Sanofi-Synthelabo will continue to be the Chairman and Chief Executive Officer of the combined entity. Based on this analysis, management has concluded that, under U.S. GAAP, the transaction is also to be treated as an acquisition of Aventis by Sanofi-Synthelabo.

Under French GAAP, the purchase price is obtained, among other items, by multiplying the number of shares issued by the Sanofi-Synthelabo stock price at the closing date. Under U.S. GAAP, this same element is obtained by multiplying the number of shares issued by the average Sanofi-Synthelabo stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the transaction. However, the actual measurement date for the value of the Sanofi-Synthelabo ordinary shares will occur after the proposed transaction is announced and when sufficient shares have been tendered to make the offer binding. For the purpose of the pro forma, the average stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the transaction has been used in calculating the purchase price for French and U.S. GAAP, for an amount of €56.95 per share.

6.1 Reconciliation of combined pro forma net income and combined pro forma shareholders' equity

The effects of the application of U.S. GAAP on the combined pro forma net income for the year ended December 31, 2003 are set out in the table below:

	Year ended December 31, 2003 (Unaudited)
	(In millions of euros)
Combined pro forma net income before non-recurring charges or credits directly attributable to the transaction, as reported under French GAAP	1,705
Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo (1)	(211)
Differences between French GAAP and U.S. GAAP, as they relate to Aventis (2)	127
Reversal of the write-off of historical goodwill amortization under French GAAP (3)	(480)
Elimination of additional historical goodwill and intangible assets amortization and impairment under U.S. GAAP (4)	301
Reversal of goodwill amortization under French GAAP (5)	698
Income tax effect on the above adjustments (6)	(106)
Elimination of discontinued operations, extraordinary items, or the cumulative effects of accounting changes (7)	322
Combined pro forma net income from continuing operations before non-recurring charges or credits directly attributable to the transaction, as determined under U.S. GAAP	2,356

The effect of the application of U.S. GAAP on the combined pro forma shareholders' equity as of December 31, 2003 is set out in the table below:

	December 31, 2003 (Unaudited)
	(In millions of euros)
Combined pro forma shareholders' equity, as reported under French GAAP	39,979
Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo (1)	6,413
Differences between French GAAP and U.S. GAAP, as they relate to Aventis (2)	4,250
To remove the U.S. GAAP differences of Aventis on shareholders' equity (8)	(4,250)
Combined pro forma shareholders' equity, as determined under U.S. GAAP	46,392

(1) Differences between French GAAP and U.S. GAAP, as they relate to Sanofi-Synthelabo

These adjustments reflect the total of the U.S. GAAP adjustments on net income and on shareholders' equity, as reported by Sanofi-Synthelabo in its consolidated financial statements and as of and for the year ended December 31, 2003.

Sanofi-Synthelabo's consolidated financial statements as of and for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003 and are incorporated into this prospectus by reference. Refer to Note G of Sanofi-Synthelabo's consolidated financial statements as of and for the year ended December 31, 2003 for a description of the differences between French and U.S. GAAP as they apply to Sanofi-Synthelabo.

(2) Differences between French GAAP and U.S. GAAP, as they relate to Aventis

These adjustments reflect the total of the U.S. GAAP adjustments on net income and on shareholders' equity, as reported by Aventis in its consolidated financial statements as of and for the year ended December 31, 2003.

Aventis's consolidated financial statements as of and for the year ended December 31, 2003 are included in its Annual Report on Form 20-F for the year ended December 31, 2003 and are incorporated into this prospectus

by reference. Refer to Note 34 of Aventis's consolidated financial statements as of and for the year ended December 31, 2003 for a description of the differences between French and U.S. GAAP as they apply to Aventis.

(3) Reversal of the write-off of historical goodwill amortization under French GAAP

Aventis's historical goodwill is amortized under French GAAP, and reversed under U.S. GAAP. In the unaudited pro forma condensed combined statements of income under French GAAP, Aventis's historical goodwill amortization is eliminated as part of the pro forma adjustments.

This adjustment is to waive the double elimination, so that Aventis's historical goodwill amortization is properly eliminated in the unaudited pro forma condensed combined statements of income under U.S. GAAP.

(4) Elimination of additional historical goodwill and intangible assets amortization and impairment under U.S. GAAP

Under U.S. GAAP, certain adjustments are performed by Aventis to record the purchase price allocation resulting from the recognition of certain acquisitions, and in particular the initial business combination in 1999, as purchase combinations. As a consequence, the U.S. GAAP statements of income of Aventis include an additional amortization and depreciation charge related to the intangible assets and goodwill recorded as part of these business combinations.

This adjustment is to eliminate the historical net book value of intangible assets and goodwill in the balance sheet of Aventis under U.S. GAAP, and to eliminate the additional amortization and depreciation charge recorded in the statements of income under U.S. GAAP on intangible assets and goodwill by Aventis.

(5) Reversal of goodwill amortization under French GAAP

Under French GAAP, goodwill is amortized. The combined pro forma statements of income were prepared with goodwill amortized over 30 years. Under U.S. GAAP, in accordance with the requirements of Statement of Financial Accounting Standards No. 142, ''Goodwill and Other Intangible Assets'' (''SFAS No. 142''), goodwill is not amortized.

This adjustment is to reverse goodwill amortization under French GAAP.

(6) Income tax effect on the above adjustments

This adjustment reflects the tax effects of the adjustments included in the reconciliation which relate to the transaction.

(7) Elimination of discontinued operations, extraordinary items, or the cumulative effects of accounting changes

Under French GAAP, the income statement presentation does not allow for the identification of income from continuing operations, separately from discontinued operations, extraordinary items, or the cumulative effects of accounting changes. Under U.S. GAAP, Item 11 of Regulation S-X requires that pro forma net income be presented only through income (loss) from continuing operations before non-recurring charges or credits directly attributable to the transaction. Income (loss) from continuing operations exclude discontinued operations, extraordinary items, or the cumulative effects of accounting changes.

This adjustment is to reconcile the combined pro forma net income before non-recurring charges or credits directly attributable to the transaction with the combined pro forma net income from continuing operations before non-recurring charges or credits directly attributable to the transaction, as required by Item 11 of Regulation S-X.

(8) To remove the U.S. GAAP differences of Aventis on shareholders' equity

Under French GAAP, the historical balance of the shareholders' equity of Aventis is removed to record the consideration paid through the issuance of ordinary shares by Sanofi-Synthelabo, exchange of stock options, and the estimated write-off of in-process research and development. Under U.S. GAAP, the historical balance of the shareholders' equity of Aventis should also be removed.

This adjustment is to remove the historical differences between French GAAP and U.S. GAAP on the shareholders' equity of Aventis, resulting in the complete elimination of the historical balance of the shareholders' equity of Aventis under U.S. GAAP.

6.2 Unaudited pro forma condensed combined U.S. GAAP statements of income and balance sheet

The following are the unaudited pro forma condensed combined statements of income prepared in accordance with U.S. GAAP for the year ended December 31, 2003:

	Year ended December 31, 2003 (Unaudited)
	(In millions of euros, except per share data)
Revenue from sales of products	24,889
Revenues from licensing agreements	611
Revenues	25,500
Research and development expenses	(4,206)
Operating expenses excluding research and development	(14,669)
Intangible — amortization and impairment	(3,080)
Other income and expense, income from equity investees and minority interests	(347)
	3,198
Income taxes	(799)
Preferred remunerations	(44)
Combined pro forma net income from continuing operations before non-recurring charges or credits directly attributable to the transaction	2,356
Weighted average shares outstanding:	
Basic	1,338,550,229
Diluted	1,340,651,522
Earnings per share based on continuing operations before non-recurring charges or credits directly attributable to the transaction:	
Basic	1.76
Diluted	1.76

The following is the unaudited pro forma condensed combined balance sheet prepared in accordance with U.S. GAAP as of December 31, 2003:

	Combined Pro Forma U.S. GAAP (Unaudited)
	(In millions of euros)
ASSETS	
Cash, marketable securities and short-term deposits	3,950
Other current assets	13,401
Property, plant and equipment	5,730
Goodwill	26,303
Other intangible assets	35,855
Discontinued assets	1,175
Other non-current assets	5,517
Total assets	91,931
LIABILITIES AND SHAREHOLDERS' EQUITY	
Short-term debt and current portion of long-term debt	315
Accounts payable and current liabilities	9,203
Long-term debt..	14,102
Other long-term liabilities	21,334
Discontinued liabilities	390
Mandatorily redeemable partnership interest	—
Minority interests	195
Amortizable preferred securities	—
Shareholders' equity	46,392
Total liabilities and shareholders' equity	91,931

Note 7 — Significant Differences Expected between French GAAP and IFRS

In the fourth quarter of 2003, Sanofi-Synthelabo began the project of converting its consolidated accounts prepared according to French GAAP to IFRS accounting principles, which will allow Sanofi-Synthelabo to present its consolidated accounts according to IFRS accounting principles for the year ended December 31, 2005 and to present the estimated impact in the financial statements for the year ended December 31, 2004.

The accounting treatment adopted by Sanofi-Synthelabo under French GAAP to give effect to the acquisition of Aventis in the unaudited pro forma condensed combined financial statements differs from the accounting treatment that will be adopted under IFRS accounting principles in the following ways (based on the expected text of the principles that will replace IAS 22 and 38):

- The average Sanofi-Synthelabo stock price for the period beginning two days before and ending two days after the January 26, 2004 announcement of the offers was used in the preparation of the unaudited pro forma condensed combined financial statements. For the treatment of the acquisition of Aventis in its consolidated financial statements, Sanofi-Synthelabo will use the Sanofi-Synthelabo stock price on the date that the offers close under French GAAP and IFRS principles, this option being provided for in Exposure Draft ED3.

- Under French GAAP, in-process research and development is immediately expensed. Under Exposure Draft ED3, in-process research and development, provided it satisfies the criteria of an intangible asset

distinct from goodwill defined under IAS 38, is included as an asset and amortized over its estimated economic life.

• Under French GAAP, the goodwill attributable to the acquisition is amortized over its estimated economic life. Under Exposure Draft ED3, goodwill would not be amortized and would give rise to annual impairment tests.

• Under French GAAP, the costs directly attributable to the acquisition are included in the acquisition cost net of taxes. Under IFRS accounting principles, these costs are included in the acquisition cost before taxes.

These differences are subject to change depending on the final provisions that are adopted in the IFRS rules.

REGULATORY MATTERS

Sanofi-Synthelabo is not aware of any material licenses or regulatory permits that it holds which might be adversely affected by the completion of the offers for Aventis securities or of any material approval or other action by any federal, provincial, state or foreign government or any administrative or regulatory agency that would be required to be obtained prior to making the offers or accepting securities pursuant thereto, except as have been obtained or applied for or as described in this prospectus. Sanofi-Synthelabo believes that it can obtain all material approvals required in connection with the offers. Nevertheless, there can be no assurance that all such material approvals will be obtained prior to the closing of the offers.

Competition and Antitrust

European Union competition laws

Sanofi-Synthelabo and Aventis each conducts business in the member states of the European Union. Council Regulation (EEC) No. 4064/89, as amended, requires that certain mergers or acquisitions involving parties with aggregate worldwide sales and individual European Union sales exceeding specified thresholds be notified to and approved by the European Commission before such mergers and acquisitions are consummated. The aforementioned Regulation also gives the member states of the European Union the right to request that the European Commission refer jurisdiction to review a merger to their national competition authorities under the provisions of the relevant national merger law where it may have an effect on competition in a distinct national market. Such a request must be notified to the European Commission within three weeks of the transaction's notification to the European Commission. Sanofi-Synthelabo does not expect such a referral in connection with the offers.

Sanofi-Synthelabo first submitted its proposed acquisition of Aventis to the European Commission in December 2003; on January 7, 2004, Sanofi-Synthelabo filed a draft Form CO and on March 9, 2004 filed its Form CO with the European Commission. The European Commission must review the acquisition of Aventis pursuant to the U.S. offer, the French offer and the German offer to determine whether the acquisition is compatible with the common market, and, accordingly, whether or not to allow it to proceed. An acquisition that does not create or strengthen a dominant position that would significantly impede effective competition in the common market or a substantial part of it must be declared compatible with the common market and must be allowed to proceed. If, following a preliminary Phase I investigation, the European Commission determines that it needs to examine more closely the acquisition of Aventis pursuant to the U.S. offer, the French offer and the German offer because the acquisition raises serious doubts as to its compatibility with the common market, it must initiate a Phase II investigation. The European Commission will make its decision whether to initiate a Phase II investigation no later than April 26, 2004. If the European Commission initiates a Phase II investigation, it must initiate a final decision as to whether or not the merger is compatible with the common market no later than four months after the initiation of the Phase II investigation. The procedure for antitrust review by the European Commission allows the offers to close notwithstanding an ongoing Phase II investigation may continue after the closing date of the offers.

Based upon an examination of information available to Sanofi-Synthelabo relating to the businesses in which Sanofi-Synthelabo and Aventis and their respective subsidiaries are engaged, Sanofi-Synthelabo believes that it can obtain all European antitrust regulatory approvals required for the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer without materially impairing the value of the transaction to Sanofi-Synthelabo and its shareholders, including persons that become shareholders as a result of tendering their Aventis securities in the U.S. offer, the French offer or the German offer. Nevertheless, there can be no assurance that a challenge to the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer on European Union antitrust grounds will not be made or that, if such a challenge is made, Sanofi-Synthelabo will prevail. See ''Risk Factors — Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the businesses of Sanofi-Synthelabo and Aventis.''

United States Hart-Scott-Rodino Antitrust Improvements Act of 1976

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, or the HSR Act, and its associated rules, a share offer may not be completed until notification has been filed with the U.S. Federal Trade

Commission, or the FTC, and the Antitrust Division of the U.S. Department of Justice, or the Antitrust Division, and the required waiting period has expired or been terminated. The required waiting period may be terminated by the FTC and the Antitrust Division before its expiration.

We filed our notification and report form under the HSR Act with respect to the offers on April 5, 2004. Accordingly, the waiting period under the HSR Act with respect to the offers will expire at 11:59 p.m., New York City time, on May 5, 2004, unless this waiting period is terminated before that date. Before this deadline, however, either the FTC or the Antitrust Division may extend the waiting period by requesting additional information or material from Sanofi-Synthelabo (a second request). If such second request is made, the waiting period will expire at 11:59 p.m., New York City time, on the thirtieth calendar day after Sanofi-Synthelabo has substantially complied with this request. After that time, the waiting period may be extended only by court order or with the consent of Sanofi-Synthelabo. The waiting period will not be affected either by the failure of Aventis to file a notification and report form or by the failure of Aventis to comply with any request for additional information or materials issued by the FTC or the Antitrust Division. However, because the offers are subject to the antitrust condition, under applicable French regulations, the French offer will lapse (''*est caduque*'', meaning it is null and void) as soon as the FTC issues a second request. If the French offer lapses for this reason, we will withdraw the U.S. offer and the German offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the U.S. antitrust laws of transactions such as the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer. Before January 26, 2004, the staff of the FTC confirmed to Sanofi-Synthelabo that the FTC is the agency reviewing the potential acquisition of Aventis. If the FTC believes that the share exchange would violate the U.S. antitrust law by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC has the authority to take such action under the U.S. antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer, the divestiture of Aventis securities acquired pursuant to the U.S. offer, the French offer and the German offer or the divestiture of substantial assets of Sanofi-Synthelabo or Aventis or their respective subsidiaries. Private parties as well as state attorneys general may also bring legal actions under the antitrust laws under certain circumstances.

Based upon an examination of information available to Sanofi-Synthelabo relating to the businesses in which Sanofi-Synthelabo and Aventis and their respective subsidiaries are engaged, Sanofi-Synthelabo believes that it can obtain all U.S. antitrust regulatory approvals required for the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer without materially impairing the value of the transaction to Sanofi-Synthelabo and its shareholders, including persons that become shareholders as a result of tendering their Aventis securities in the U.S. offer, the French offer or the German offer. Nevertheless, there can be no assurance that a challenge to the acquisition of Aventis securities pursuant to the U.S. offer, the French offer and the German offer on U.S. antitrust grounds will not be made or that, if such a challenge is made, Sanofi-Synthelabo will prevail. See ''Risk Factors — Compliance with conditions and obligations imposed in connection with regulatory approvals could adversely affect the businesses of Sanofi-Synthelabo and Aventis.''

Other jurisdictions

Sanofi-Synthelabo and Aventis have assets and sales in numerous jurisdictions throughout the world other than the European Union and the United States. Many of those jurisdictions have antitrust or competition laws that could require that notifications be filed and clearances obtained prior to completion of the proposed transaction. Other jurisdictions require filings following completion of the transaction. Appropriate filings have been or will be made in those jurisdictions where it is determined that a filing is required.

The antitrust or competition laws of certain jurisdictions outside of the European Union and the United States permit relevant agencies to investigate and take proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. Although Sanofi-Synthelabo does not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the offers or the operations of Sanofi-Synthelabo or Aventis, there can be no assurance that such investigations or proceedings will

not be initiated and, if initiated, will not have a material adverse impact on the completion of the offers or the operations of Sanofi-Synthelabo or Aventis.

Stock Exchanges

Sanofi-Synthelabo ordinary shares are currently listed and admitted to trade on Euronext Paris. Sanofi-Synthelabo ADSs are currently listed and admitted to trade on the NYSE. Sanofi-Synthelabo will apply for the supplemental listing of the Sanofi-Synthelabo ordinary shares and Sanofi-Synthelabo ADSs to be issued in these offers on Euronext Paris and on the NYSE, as applicable, and will comply with all of the usual requirements of such exchanges within the time periods specified by such exchanges.

Securities Regulatory Authorities

The offers for Aventis securities are being made in accordance with French and German laws and U.S. federal and state securities law. The Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares to be represented by Sanofi-Synthelabo ADSs, to be issued to holders of Aventis ordinary shares who are resident in the United States and to holders of Aventis ADSs pursuant to the U.S. offer will be registered with the SEC.

The offers for Aventis securities are not being made to holders of Aventis securities in jurisdictions (including, without limitation, Japan and Italy) outside of France, Germany or the United States where the making or acceptance of such offer would not be in compliance with the laws of such jurisdictions. However, Sanofi-Synthelabo may seek exemption orders or take such other actions as it may deem necessary in order to extend the offers for Aventis securities to holders in such jurisdictions.

DESCRIPTION OF SANOFI-SYNTHELABO ORDINARY SHARES

The following information is a summary of the material terms of the Sanofi-Synthelabo ordinary shares of nominal value €2, as set forth in Sanofi-Synthelabo's corporate bylaws (*statuts*) and the material provisions of applicable French law, including Title II of Book 2 of the French Commercial Code (previously French Company Law No. 66-537 of July 24, 1966, as amended). This description is a summary and does not purport to be complete and is qualified by reference to applicable French law and to our *statuts*. You are encouraged to read our *statuts*, an English translation of which has been filed as an exhibit to the registration statement on Form F-4 of which this prospectus forms a part and which are incorporated by reference into this prospectus. You may also obtain copies of our *statuts* in French from the *greffe* (Secretary) of the *Registre du Commerce et des Sociétés de Paris* (Registry of Commerce and Companies of Paris, France).

Share Capital

As of December 31, 2003, our registered share capital was €1,465,696,144 divided into 732,848,072 shares with a nominal value of €2 per share. All of our outstanding shares are of the same class and are fully paid.

At an extraordinary general meeting held on May 22, 2002, our shareholders authorized our board of directors to increase our share capital, through the issuance of shares, securities with or without preferential rights or warrants, by an aggregate maximum nominal amount of €750 million for a period ending 26 months from the date of that shareholders' meeting.

Our *statuts* provide that shares may be held in registered form or in bearer form, at the option of the shareholder. Our *statuts* provide that any fully paid-up shares acquire double voting rights if held in registered form for at least two years under the name of the same shareholder.

Our *statuts* allow us to obtain from Euroclear France the name, nationality, address and number of shares held by the holders of our securities that have, or may in the future have, voting rights. If we have reason to believe that an individual on any list provided by Euroclear France holds for the account of another person, our *statuts* allow us to request such information regarding beneficial ownership directly of any shareholder named on the list provided by Euroclear France. See ''— Form, Holding and Transfer of Shares'' below.

Voting Rights

In general, each shareholder is entitled to one vote per share at any general shareholders' meeting. However, our *statuts* provide that any fully paid-up shares that have been held in registered form under the name of the same shareholder for at least two years acquire double voting rights. As of December 31, 2003, there were 335,766,522 shares that were entitled to double voting rights, representing 45.8% of the total share capital, approximately 49.2% of our outstanding share capital that is held by holders other than Sanofi-Synthelabo, and 65.9% of the total voting rights of Sanofi-Synthelabo.

Double voting rights are not taken into account in determining whether a quorum exists.

Under the French Commercial Code, shares of a company held in treasury or by entities controlled by that company are not entitled to voting rights and do not count for quorum purposes.

Shareholders' Meetings

General

In accordance with the French Commercial Code, there are three types of shareholders' meetings: ordinary, extraordinary and special.

Ordinary general meetings of shareholders are required for matters such as:

- electing, replacing and removing directors;
- appointing independent auditors;
- approving the annual accounts;

- declaring dividends or authorizing dividends to be paid in shares, provided the *statuts* contain a provision to that effect;

- issuing non-convertible bonds; and

- approval of stock repurchase programs.

Extraordinary general meetings of shareholders are required for approval of matters such as amendments to Sanofi-Synthelabo's *statuts*, including any amendment required in connection with extraordinary corporate actions. Extraordinary corporate actions include:

- changing our company's name or corporate purpose;

- increasing or decreasing our share capital;

- creating a new class of equity securities;

- authorizing the issuance of investment certificates, convertible or exchangeable securities;

- establishing any other rights to equity securities;

- selling or transferring substantially all of our assets; and

- the voluntary liquidation of the company.

Special meetings of shareholders of a certain category of shares (such as, among others, shares with double voting rights) are required for any modification of the rights derived from that category of shares. The resolutions of the shareholders' general meeting affecting these rights are effective only after approval by the relevant special meeting.

Annual ordinary meetings

The French Commercial Code requires the board of directors to convene an annual ordinary general meeting of shareholders for approval of the annual accounts. This meeting must be held within six months of the end of each fiscal year. This period may be extended by an order of the President of the Commercial Court. The board of directors may also convene an ordinary or extraordinary meeting of shareholders upon proper notice at any time during the year. If the board of directors fails to convene a shareholders' meeting, our independent auditors may call the meeting. In case of bankruptcy, the liquidator or court-appointed agent may also call a shareholders' meeting in some instances. In addition, any of the following may request the court to appoint an agent for the purpose of calling a shareholders' meeting:

- one or several shareholders holding at least 5% of our share capital;

- any interested party in cases of urgency;

- the workers' council in cases of urgency; or

- duly qualified associations of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of the voting rights of our company.

Notice of shareholders' meetings

We must announce general meetings at least 30 days in advance by means of a preliminary notice (*avis de réunion*), which is published in the *Bulletin des Annonces Légales Obligatoires*, or BALO. The preliminary notice must first be sent to the AMF. The AMF also recommends that prior to or simultaneously with the publication of the preliminary notice we publish a summary of the notice indicating the date of the meeting in a newspaper of national circulation in France. The preliminary notice must contain, among other things, the agenda, a draft of the resolutions to be submitted to the shareholders and the procedure for voting by mail.

At least 15 days prior to the date set for a first call, and at least 6 days prior to any second call, we must send a final notice (*avis de convocation*) containing the final agenda, the date, time and place of the meeting and other information for the meeting. Such final notice must be sent by registered mail to all registered shareholders who

have held shares in registered form for more than one month prior to the date of the final notice. The final notice must also be published in a newspaper authorized to publish legal announcements in the local administrative department (*département*) in which our company is registered as well as in the BALO, with prior notice having been given to the AMF. If no shareholder has proposed any new resolutions to be submitted to the vote of the shareholders at the meeting and provided that the board of directors has not altered the draft resolutions included in the preliminary notice, we are not required to publish the final notice; publishing a preliminary notice which stipulates that it is equivalent to a final notice will be deemed sufficient.

In general, shareholders can only take action at shareholders' meetings on matters listed on the agenda. As an exception to this rule, shareholders may take action with respect to the dismissal of directors and certain other matters even though these actions have not been included on the agenda. Additional resolutions to be submitted for approval by the shareholders at the meeting may be proposed to the board of directors, for recommendation to the shareholders, within ten days of the publication of the preliminary notice in the BALO by:

- one or several shareholders together holding a specified percentage of shares;
- a duly qualified association of shareholders who have held their shares in registered form for at least two years and who together hold at least 1% of our voting rights; or
- the workers' council.

The board of directors must submit these resolutions to a vote of the shareholders after having made a recommendation thereon.

Following the publication of the final notice, a shareholder may submit written questions to the board of directors relating to the agenda for the meeting. The board of directors must respond to these questions during the meeting.

Attendance at Shareholders' Meetings; Proxies and Votes by Mail

In general, all shareholders who have properly registered their shares may participate in general meetings. Shareholders may participate in general meetings either in person or by proxy. Shareholders may vote in person, by proxy or by mail.

In order to participate in any general meeting, a holder of registered shares must have its shares registered in its name in a shareholder account maintained by us or on our behalf by an agent appointed by us at least five days prior to the date of the meeting. Similarly, a holder of bearer shares must obtain from the accredited financial intermediary (*intermédiaire financier habilité*) with whom such holder has deposited its shares, a certificate (*certificat d'immobilisation*) indicating the number of bearer shares owned by such holder and evidencing the holding of such shares in its account until the date of the meeting. Such certificate must be deposited at the place specified in the notice of the meeting at least five days before the meeting.

Attendance in person

Shareholders may attend ordinary general meetings and extraordinary general meetings and exercise their voting rights subject to the conditions specified in the French Commercial Code and our *statuts*. There is no requirement that a shareholder have a minimum number of shares in order to attend, to be represented or to vote at an ordinary or extraordinary general meeting.

Proxies and votes by mail

Proxies will be sent to any shareholder on request. In order to be counted, such proxies must be received at our registered office, or at any other address indicated on the notice convening the meeting, prior to the date of the meeting (in practice, we request that shareholders return proxies at least three business days prior to the meeting). A shareholder may grant proxies only to his or her spouse or to another shareholder. A shareholder that is a corporation may grant proxies to a legal representative. Alternatively, the shareholder may send us a blank proxy without nominating any representative. In this case, the chairman of the meeting will vote the blank proxies in favor of all resolutions proposed or approved by the board of directors and against all others.

With respect to votes by mail, we must send shareholders a voting form upon request. The completed form must be returned to us at least three days prior to the date of the shareholders' meeting.

Quorum

The French Commercial Code requires that shareholders together holding at least 25% of the shares entitled to vote must be present in person, or vote by mail or by proxy, in order to fulfill the quorum requirement for:

- an ordinary general meeting, and

- an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium.

For any other extraordinary general meeting, the quorum requirement is one-third of the shares entitled to vote, present in person, or voting by mail or by proxy.

For a special meeting of holders of a certain category of shares, the quorum requirement is half of the shares entitled to vote in that category, present in person, or voting by mail or by proxy.

If a quorum is not present at a meeting, the meeting is adjourned. When an adjourned meeting is resumed, there is no quorum requirement for an ordinary meeting or for an extraordinary general meeting where only an increase in our share capital is proposed through incorporation of reserves, profits or share premium. However, only questions that were on the agenda of the adjourned meeting may be discussed and voted upon. In the case of any other reconvened extraordinary general meeting or special meeting, the quorum requirement is 25% of the shares entitled to vote (or voting shares belonging to the relevant category for special meetings of holders of shares of such specific category), present in person or voting by mail or by proxy. If a quorum is not present, the reconvened meeting may be adjourned for a maximum of two months. No deliberation or action by the shareholders may take place without a quorum.

Votes Required for Shareholder Action

A simple majority of shareholders may pass a resolution at either an ordinary general meeting or an extraordinary general meeting where only an increase in our share capital is proposed (through incorporation of reserves, profits or share premium). At any other extraordinary general meeting and at any special meeting of holders of a specific category of shares, a two-thirds majority of the shareholder votes cast is required.

A unanimous shareholder vote is required to increase liabilities of shareholders.

Abstention from voting by those present or those represented by proxy or voting by mail is counted as a vote against the resolution submitted to a shareholder vote.

Amendments Affecting Shareholder Rights

Shareholder rights can be amended only after an extraordinary general meeting of the class of shareholders affected has taken place. Two-thirds of the shares of the affected class voting either in person or by mail or proxy must approve any proposal to amend shareholder rights. The voting and quorum requirements applicable to this type of special meeting are the same as those applicable to an extraordinary general meeting, except that the quorum requirements for a special meeting are 50% of the voting shares, or 25% upon resumption of an adjourned meeting.

Financial Statements and Other Communications with Shareholders

In connection with any shareholders' meeting, we must provide a set of documents including our annual report and a summary of the results of the five previous fiscal years to any shareholder who so requests.

Dividends

Sanofi-Synthelabo may only distribute dividends out of our ''distributable profits,'' plus any amounts held in our reserve that the shareholders decide to make available for distribution, other than those reserves that are

specifically required by law or our *statuts*. ''Distributable profits'' consist of our unconsolidated net profit in each fiscal year, as increased or reduced by any profit or loss carried forward from prior years, less any contributions to the reserve accounts pursuant to law or our *statuts*.

Legal reserve

The French Commercial Code requires us to allocate 5% of our unconsolidated statutory net profit for each year to our legal reserve fund before dividends may be paid with respect to that year. Funds must be allocated until the amount in the legal reserve is equal to 10% of the aggregate nominal value of the issued and outstanding share capital. This restriction on the payment of dividends also applies to each of our French subsidiaries on an unconsolidated basis. At December 31, 2003, our legal reserve was €146,473,501, representing 10% of the aggregate nominal value of our issued and outstanding share capital as of that date. The legal reserve of any company subject to this requirement may only be distributed to shareholders upon liquidation of the company.

Approval of dividends

According to the French Commercial Code, our board of directors may propose a dividend for approval by the annual general meeting of shareholders. If we have earned distributable profits since the end of the preceding fiscal year, as reflected in an interim income statement certified by our auditors, our board of directors may distribute interim dividends to the extent of the distributable profits for the period covered by the interim income statement. Our board of directors exercises this authority subject to French law and regulations and may do so without obtaining shareholder approval.

Distribution of dividends

Dividends are distributed to shareholders pro rata according to their respective holdings of shares. In the case of interim dividends, distributions are made to shareholders on the date of our board of directors' meeting in which the distribution of interim dividends is approved. The actual dividend payment date is decided by the shareholders at an ordinary general meeting or by our board of directors in the absence of such a decision by the shareholders. Shareholders that own shares on the actual payment date are entitled to the dividend.

Dividends may be paid in cash or, if the shareholders' meeting so decides by ordinary resolution, in kind, provided that all shareholders receive a whole number of assets of the same nature paid in lieu of cash. Our *statuts* provide that, upon a decision of the shareholders' meeting taken by ordinary resolution, each shareholder may be given the choice to receive his dividend in cash or in shares.

Timing of payment

According to the French Commercial Code, we must pay any existing dividends within nine months of the end of our fiscal year, unless otherwise authorized by court order. Dividends on shares that are not claimed within five years of the date of declared payment revert to the French State.

Changes in Share Capital

Increases in share capital

As provided by the French Commercial Code, our share capital may be increased only with the shareholders' approval at an extraordinary general meeting following the recommendation of our board of directors. Increases in our share capital may be effected by:

- issuing additional shares,

- increasing the nominal value of existing shares, or

- creating a new class of equity securities.

Increases in share capital by issuing additional securities may be effected through one or a combination of the following:

- in consideration for cash,

- in consideration for assets contributed in kind,

- through an exchange offer,

- by conversion of debt securities previously issued,

- by capitalization of profits, reserves or share premiums, or

- subject to various conditions, in satisfaction of debt incurred by Sanofi-Synthelabo.

Decisions to increase the share capital through the capitalization of reserves, profits and/or share premiums require the approval of an extraordinary general meeting, acting under the quorum and majority requirements applicable to ordinary shareholders' meetings. Increases effected by an increase in the nominal value of shares require unanimous approval of the shareholders, unless effected by capitalization of reserves, profits or share premiums. All other capital increases require the approval of an extraordinary general meeting acting under the regular quorum and majority requirements for such meetings. See ''— Quorum'' and ''— Votes Required for Shareholder Action'' above.

The shareholders may delegate the right to carry out any increase in share capital to our board of directors, provided that the increase has been previously authorized by the shareholders. Our board of directors may further delegate this right to our chairman and chief executive officer.

Decreases in share capital

According to the French Commercial Code, any decrease in our share capital requires approval by the shareholders entitled to vote at an extraordinary general meeting. The share capital may be reduced either by decreasing the nominal value of the outstanding shares or by reducing the number of outstanding shares. The number of outstanding shares may be reduced either by an exchange of shares or by the repurchase and cancellation of shares. Holders of each class of shares must be treated equally unless each affected shareholder agrees otherwise.

Our shareholders may delegate the right to effect a decrease in our share capital to our board of directors, provided that the decrease has been previously approved by the shareholders.

Preferential Subscription Rights

According to the French Commercial Code, if we issue specific kinds of additional securities, current shareholders will have preferential subscription rights to these securities on a pro rata basis. These preferential rights require us to give priority treatment to current shareholders. The rights entitle the individual or entity that holds them to subscribe to an issue of any securities that may increase the share capital of our company by means of a cash payment or a set-off of cash debts. Preferential subscription rights are transferable during the subscription period relating to a particular offering. These rights may also be listed on the *Premier Marché* of Euronext Paris.

Preferential subscription rights with respect to any particular offering may be waived by the vote of shareholders holding a two-thirds majority of the shares entitled to vote at an extraordinary general meeting. Our board of directors and our independent auditors are required by French law to present reports that specifically address any proposal to waive preferential subscription rights. In the event of a waiver, the issue of securities must be completed within the period prescribed by law. Shareholders also may notify us that they wish to waive their own preferential subscription rights with respect to any particular offering if they so choose.

The shareholders may decide at an extraordinary general meeting to give the existing shareholders a non-transferable priority right to subscribe to the new securities, during a limited period of time.

In the event of a capital increase without preferential subscription rights to existing shareholders, French law requires that the capital increase be made at a price equal to or exceeding the average market price of the shares in any consecutive ten trading day period within the 20 trading days preceding the capital increase.

Form, Holding and Transfer of Shares

Form of shares

Our *statuts* provide that the shares may be held in either bearer form or registered form at the option of the holder.

Holding of shares

In accordance with French law relating to the dematerialization of securities, shareholders' ownership rights are represented by book entries instead of share certificates. Sanofi-Synthelabo maintains a share account with Euroclear France (a French clearing system, which holds securities for its participants) for all shares in registered form, which is administered by BNP Paribas Securities Services. In addition, we maintain separate accounts in the name of each shareholder either directly or, at a shareholder's request, through the shareholder's accredited intermediary. Each shareholder account shows the name of the holder and the number of shares held. BNP Paribas Securities Services issues confirmations (*attestations d'inscription en compte*) to each registered shareholder as to shares registered in the shareholder's account, but these confirmations are not documents of title.

Shares of a listed company may also be issued in bearer form. Shares held in bearer form are held and registered on the shareholder's behalf in an account maintained by an accredited financial intermediary and are credited to an account at Euroclear France maintained by such intermediary. Each accredited financial intermediary maintains a record of shares held through it and issues certificates of inscription for the shares it holds. Transfers of shares held in bearer form may only be made through accredited financial intermediaries and Euroclear France.

Shares held by persons who are not domiciled in France may be registered in the name of intermediaries who act on behalf of one or more investors. Under a French statute dated May 15, 2001, when shares are so held, we are entitled to request from such intermediaries the names of the investors. Also, we may request any legal person (*personne morale*) who holds more than 2.5% of our shares, to disclose the name of any person who owns, directly or indirectly, more than a third of its share capital or of its voting rights. A person who does provide the information requested in time, or who provides incomplete or false information will be deprived of its voting rights at shareholders' meetings and will have its payment of dividends withheld until it has provided the requested information in strict compliance with French law. If such a person acted willfully, the person may be deprived by a French court of either its voting rights or its dividends or both for a period of up to five years.

Transfer of shares

Our *statuts* do not contain any restrictions relating to the transfer of shares.

Registered shares must be converted into bearer form before being transferred on the *Premier Marché* on the shareholders' behalf and, accordingly, must be registered in an account maintained by an accredited financial intermediary on the shareholders' behalf. A shareholder may initiate a transfer by giving instructions to the relevant accredited financial intermediary. For dealings on the *Premier Marché*, a tax assessed on the price at which the securities were traded, or *impôt sur les opérations de bourse*, is payable at the rate of 0.3% on transactions of up to €153,000 and at a rate of 0.15% thereafter. This tax is subject to a rebate of €23 per transaction and a maximum assessment of €610 per transaction. However, non-residents of France are not required to pay this tax. In addition, a fee or commission is payable to the broker involved in the transaction, regardless of whether the transaction occurs within or outside France. No registration duty is normally payable in France, unless a transfer instrument has been executed in France.

Liquidation Rights

If we are liquidated, any assets remaining after payment of our debts, liquidation expenses and all of our remaining obligations will be first distributed to repay in full the nominal value of our shares. Any surplus will be distributed pro rata among shareholders in proportion to the nominal value of their shareholdings.

Disclosure of Holdings Exceeding Certain Percentages

Statutory requirements

The French Commercial Code provides that any individual or entity, acting alone or in concert with others, that becomes the owner, directly or indirectly, of more than 5%, 10%, 20%, $33\frac{1}{3}$%, 50% or $66\frac{2}{3}$% of the outstanding shares or voting rights of a listed company in France, such as Sanofi-Synthelabo, or that increases or decreases its shareholding or voting rights above or below any of those percentages, must notify the company, within five trading days of the date when it crosses the threshold, of the number of shares it holds and their voting rights. The individual or entity must also notify the *Autorité des marchés financiers*, or AMF, within five trading days of the date when it crosses the threshold. The AMF makes the notice public.

French law and AMF regulations impose additional reporting requirements on persons who acquire more than 10% or 20% of the outstanding shares or voting rights of a listed company. These persons must file a report with the company and the AMF within 10 trading days of the date that they cross the threshold. In the report, the acquirer must specify if it acts alone or in concert with others and specify its intentions for the following 12-month period, including whether or not it intends to continue its purchases, to acquire control of the company in question or to seek nomination to the board of directors. The AMF makes the report public. The acquirer must also publish a press release stating its intentions in a financial newspaper of national circulation in France. The acquirer may amend its stated intentions, provided that it does so on the basis of significant changes in its own situation or shareholding. Upon any change of intention, it must file a new report.

In order to permit holders to give the required notice, we must publish in the BALO, not later than 15 calendar days after the annual ordinary general meeting of shareholders, information with respect to the total number of voting rights outstanding as of the date of such meeting. In addition, if the number of outstanding voting rights changes by 5% or more between two annual ordinary general meetings, we must publish in the BALO, within 15 calendar days of such change, the number of voting rights outstanding. In both cases, we must also provide the AMF with a written notice setting forth the number of voting rights outstanding. The AMF publishes the total number of voting rights so notified by all listed companies in a weekly notice (*avis*), mentioning the date each such number was last updated.

If any proprietary owner fails to comply with the legal notification requirement, the shares or voting rights in excess of the relevant threshold will be deprived of voting rights for all shareholders' meetings until the end of a two-year period following the date on which the owner complies with the notification requirements. In addition, any shareholder who fails to comply with these requirements may have all or part of its voting rights suspended for up to five years by the Commercial Court at the request of our Chairman, any shareholder or the AMF, and may be subject to criminal fines.

If a registered intermediary fails to comply with the legal notification requirement, the shares or voting rights registered in his name will be deprived of voting rights for all shareholders' meetings until the registered intermediary complies with the notification and payment of dividends as postponed until such date. In addition, if a registered intermediary willfully fails to comply with these requirements the shares may be deprived of all or part of their voting right and dividends for up to five years by the Commercial Court, at the request of the company or shareholders holding 5% of more of the company's share capital.

Under AMF regulations, and subject to limited exemptions granted by the AMF, any person or persons acting in concert that crosses the ownership threshold of $33\frac{1}{3}$% of the share capital or voting rights of a French listed company must initiate a public tender offer for the balance of the share capital of such company.

Requirements under Sanofi-Synthelabo statuts

In addition, our *statuts* provide that any person or entity, acting alone or in concert with others, who becomes the owner of 1% of our share capital or our voting rights, or any multiple of that percentage, must notify us by certified mail, return receipt requested, within five trading days of the total number of shares and voting rights that such person then owns. The same provisions of our *statuts* apply to each increase or decrease in excess of 1%. Any person or entity that fails to comply with such notification requirements, upon the request of one or more shareholders holding at least 5% of our share capital or of our voting rights made at the general shareholders' meeting, will be deprived of voting rights with respect to the shares in excess of the relevant threshold for all shareholders' meetings until the end of a two-year period following the date on which such person or entity complies with the notification requirements.

Purchase of Our Own Shares

Under French law, Sanofi-Synthelabo may not issue shares to itself. However, Sanofi-Synthelabo may, either directly or through a financial intermediary acting on its behalf, acquire up to 10% of its share capital within a maximum period of 18 months, provided our shares are listed on a regulated market. To acquire our shares for this purpose, we must file a *note d'information* that has received the approval (*visa*) of the AMF. We can elect to file such *note d'information* either prior to obtaining our shareholders' approval at an ordinary general meeting, or after our board of directors, duly authorized by our shareholders, has decided to initiate the share purchase plan.

If we repurchase our shares in the foregoing manner, we have three options. We may:

- keep the shares;

- sell or transfer them, including to our employees under an authorized profit-sharing plan or stock option plan; or

- cancel the shares, with our shareholders' approval at an extraordinary general meeting.

We may not cancel more than 10% of our outstanding share capital over any 24-month period. Our repurchase of shares also must not result in our company holding, directly or through a person acting on our behalf, more than 10% of our outstanding share capital, or if we have different classes of shares, 10% of the shares of each class.

We must hold any shares we repurchase in registered form. These shares also must be fully paid up. Shares repurchased by us are deemed outstanding under French law but are not entitled to dividends or voting rights, and we may not exercise the preferential subscription rights attached to them.

The shareholders, at an extraordinary general meeting, may decide not to take these shares into account in determining the preferential subscription rights attached to the other shares. However, if the shareholders decide to take them into account, we must either sell the rights attached to the shares we hold on the market before the end of the subscription period or distribute them to the other shareholders on a pro rata basis.

The purchase and possible cancellation of 10% of our shares (up to €7.3 billion) was authorized by our shareholders on May 22, 2002. Under this authorization, the purchase price for any share purchased could not be greater than €100, and the selling price of any share sold could not be lower than €40, except for shares sold to beneficiaries of certain stock option plans (which could be sold at a price between €5.86 and €64.50). The authorization permitted us to purchase our shares from the date of our shareholders' meeting of May 22, 2002 through November 22, 2003. The prospectus *(note d'information)* relating to this share repurchase program was granted *visa* n° 02-421 by the COB. Shares repurchased under this program may be used to:

- respond to market conditions;

- regulate market prices;

- provide shares to our employees and officers under stock option plans;

- provide shares to our employees and officers under share purchase plans;

- finance external growth;

- grant shares following the exercise of rights attached to securities that give the right to receive shares; and

- optimize our capital allocation.

During 2002, pursuant to the May 22, 2001 and May 22, 2002 share purchase authorizations, we acquired 19,550,679 of our own shares at an average share price of €60.57. Fees associated with such purchases were €3,320,064 before taxes, or approximately €0.17 per share. During 2002, we sold 484,595 of our shares in connection with the exercise of purchase options at an average price of €14.49 per share, and sold 109,000 of our shares on the market at an average price of €59.29 per share.

On May 19, 2003, our shareholders authorized the purchase and possible cancellation of 10% of our shares (up to €5.8 billion). Under this authorization, the purchase price for any share purchased may not be greater than €80, and the selling price of any share sold may not be lower than €20, except for shares sold to beneficiaries of certain stock option plans (which may be sold at a price between €6.01 and €69.94). We may purchase our shares from the date of our shareholders' meeting, which was May 19, 2003 through the period ending 18 months from that date, which is November 19, 2004. The prospectus *(note d'information)* relating to this share repurchase program was granted *visa* n° 03-299 by the COB. Shares repurchased under this program may be used for the same purposes as under the previous buy-back program set forth above.

During 2003, pursuant to the May 22, 2002 and May 19, 2003 share purchase authorizations, we acquired 20,192,769 of our own shares at an average share price of €50.43. Fees associated with such purchases were €2,422,416 before taxes, or approximately €0.12 per share. During 2003, we sold 550,882 of our shares in connection with the exercise of purchase options at an average price of €23.41 per share, and sold 28,000 of our shares on the market at an average price of €65.84 per share. As of December 31, 2003, we held 49,990,262 of our own ordinary shares, representing 6.8% of our share capital.

At our next general shareholders' meeting, scheduled for May 24, 2004, we plan to ask our shareholders to renew the authorization to purchase up to 10% of our shares for an additional 18-month period. Under the proposed resolution, the purchase price for any such shares may not be greater than €90.00 per share.

Trading in Our Own Shares

Under *Règlement* n° 90-04 of the AMF, as amended, we may not trade in our own shares for the purpose of manipulating the market. There are three requirements for trades by a company in its own shares to be considered valid. Specifically, in order to be valid:

- trades must be executed on behalf of the company by only one intermediary in each trading session, unless the issuer executes its purchase plan partly through derivative instruments, in which case two intermediaries may be used, but only to the extent that the issuer is able to ensure adequate coordination between the intermediaries;

- any block trades may not be made at a price above the current market price; and

- each trade must be made at a price that falls between the lowest and the highest trading price of the trading session during which it is executed.

Because Sanofi-Synthelabo ordinary shares are continuously quoted (*cotation en continu*), our trades must meet three further requirements to be considered valid:

- the trade must not influence the determination of the quoted price before the opening of trading, at the first trade of the shares, at the reopening of trading following a suspension, or, as applicable, in the last five minutes of any trading session or at the fixing of the closing price;

- the trade must not account for more than 25% of the average total daily trading volume on Euronext Paris in the shares during the three trading days immediately preceding the trade; and

- the trade must not be carried out in order to influence the price of a derivative instrument relating to the company's shares.

There are two periods during which we are not permitted to trade in our own securities: the 15-day period before the date on which we make our consolidated or annual accounts public, and the period beginning on the date at which we become aware of information that, if disclosed, would have a significant impact on the market price of our securities and ending on the date this information is made public.

There are certain exceptions to the above requirements:

- trades by a company in its own shares that are used to finance an acquisition are deemed valid, regardless of whether the six requirements listed above are met if (1) the acquisition takes place at least three months after the company's last trade in its own shares and (2) an independent advisor has been appointed in order to assess the value of the shares, the value of the assets acquired and the fairness of the exchange ratio; and

- trades by a company in its own shares that are executed on behalf of the company by an intermediary pursuant to a liquidity agreement are deemed valid, regardless of whether the first two requirements listed above regarding continuous quotation and the two restrictions regarding the trading period are met, provided that the terms of the liquidity agreement comply with the ethics guidelines (*charte de déontologie*) approved by the AMF in its *Instruction* of April 10, 2001.

After making an initial purchase of our own shares, we must file monthly reports with the AMF that contain specified information about subsequent transactions (including purchases, sales and share cancellations). The AMF makes this information publicly available.

Ownership of Shares by Non-French Persons

The French Commercial Code currently does not limit the right of non-residents of France or non-French persons to own and vote shares. However, non-residents of France must file an administrative notice with French authorities in connection with the acquisition of a controlling interest in our company. Under existing administrative rulings, ownership of 20% or more of our share capital or voting rights is regarded as a controlling interest, but a lower percentage might be held to be a controlling interest in certain circumstances depending upon factors such as:

- the acquiring party's intentions;

- the acquiring party's ability to elect directors; or

- financial reliance by the company on the acquiring party.

DESCRIPTION OF SANOFI-SYNTHELABO AMERICAN DEPOSITARY SHARES

General

The Bank of New York, as depositary, will issue Sanofi-Synthelabo ADSs in certificated (evidenced by an American depositary receipt, or ADR) or book-entry form. Each ADR is a certificate evidencing a specific number of Sanofi-Synthelabo ADSs. Each Sanofi-Synthelabo ADS will represent one-half of one Sanofi-Synthelabo ordinary share (or the right to receive one-half of one Sanofi-Synthelabo ordinary share) deposited with the Paris, France office of BNP Paribas, as custodian.

Each Sanofi-Synthelabo ADS will also represent any other securities, cash or other property that may be held by the depositary under the deposit agreement. The Bank of New York's Corporate Trust Office is located at 101 Barclay Street, New York, New York 10286. The principal executive office of the depositary is located at One Wall Street, New York, New York 10286.

You may hold Sanofi-Synthelabo ADSs either directly or indirectly through your broker or other financial institution. The following description assumes you hold your Sanofi-Synthelabo ADSs directly, in certificated form evidenced by ADRs. If you hold the Sanofi-Synthelabo ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADR holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As a holder of Sanofi-Synthelabo ADSs, we will not treat you as one of our shareholders and you will not have shareholder rights. French law governs shareholder rights. The depositary will be the holder of the Sanofi-Synthelabo ordinary shares underlying your Sanofi-Synthelabo ADSs. Your rights as a holder of Sanofi-Synthelabo ADSs are set forth in the deposit agreement between Sanofi-Synthelabo and The Bank of New York, as depositary, and your ADR. New York law governs the deposit agreement and the ADRs.

The following is a summary of the deposit agreement, a form of which has been filed as an exhibit to the registration statement on Form F-4 of which this prospectus forms a part and which is incorporated by reference into this prospectus. For more complete information, you should read the entire deposit agreement and the ADR itself. You may also inspect a copy of the deposit agreement at the depositary's Corporate Trust Office.

Share Dividends and Other Distributions

Receipt of dividends and other distributions

The depositary has agreed to pay to holders of Sanofi-Synthelabo ADSs the cash dividends or other distributions that it or the custodian receives on the deposited Sanofi-Synthelabo ordinary shares and other deposited securities after deducting its fees and expenses. Holders of Sanofi-Synthelabo ADSs will receive these distributions in proportion to the number of Sanofi-Synthelabo ADSs that they hold.

Cash. The depositary will convert any cash dividend or other cash distribution paid on the shares into U.S. dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any approval from the French government is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the dividends only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert into U.S. dollars for the account of the ADR holders who have not been paid. It will not invest the funds it holds and it will not be liable for any interest.

Before making a distribution, any withholding taxes that must be paid under French law will be deducted. The depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. ***If the exchange rates fluctuate during a time when the depositary cannot convert the euro, you may lose some or all of the value of the distribution.***

Shares. The depositary may, and at our request will, distribute new ADRs representing any shares we distribute as a dividend or free distribution, if we furnish it promptly with satisfactory evidence that it is legal to do so. The depositary will only distribute whole Sanofi-Synthelabo ADSs. It will sell shares that would require it to deliver a fractional Sanofi-Synthelabo ADS and distribute the net proceeds in the same way as it distributes

cash. If the depositary does not distribute additional Sanofi-Synthelabo ADSs, the outstanding ADRs will also represent the new shares.

Rights to Receive Additional Shares. If we offer holders of Sanofi-Synthelabo ordinary shares any rights to subscribe for additional shares or any other rights, the depositary after consultation with us may make these rights available to you. The depositary must first consult with us and we must furnish it with satisfactory evidence that it is legal to do so. If we do not furnish this evidence and/or give these instructions, and the depositary decides it is practical to sell the rights, the depositary will sell the rights and distribute the proceeds, in the same way as it distributes cash. The depositary may allow rights that are not distributed or sold to lapse. In that case, holders of Sanofi-Synthelabo ADSs will receive no value for them.

If the depositary makes rights available to holders of Sanofi-Synthelabo ADSs, upon instruction from such holders, it will exercise the rights and purchase the shares on such holder's behalf. The depositary will then deposit the shares and deliver ADRs to such holders. It will only exercise rights if holders of Sanofi-Synthelabo ADSs pay it the exercise price and any other charges the rights require such holders to pay.

U.S. securities laws may restrict the sale, deposit, cancellation and transfer of ADRs issued upon exercise of rights. For example, holders of Sanofi-Synthelabo ADSs may not be able to trade these Sanofi-Synthelabo ADSs freely in the United States. In this case, the depositary may deliver Sanofi-Synthelabo ADSs under a separate restricted deposit agreement that will contain the same provisions as the deposit agreement, except for changes needed to put the restrictions in place.

Other Distributions. The depositary will send to holders of Sanofi-Synthelabo ADSs anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds in the same way as it distributes cash, or it may choose any method to distribute the property it deems equitable and practicable.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any holders of Sanofi-Synthelabo ADSs. We have no obligation to register Sanofi-Synthelabo ADSs, shares, rights or other securities under the Securities Act. Other than our obligation to register the Sanofi-Synthelabo ADSs, we also have no obligation to take any other action to permit the distribution of ADRs, shares, rights or anything else to holders of Sanofi-Synthelabo ADSs. This means that you may not receive the distribution we make on our shares or any value for them if it is illegal or impractical for the depositary to make them available to such holders.

Deposit, Withdrawal and Cancellation

Delivery of ADRs

The depositary will deliver ADRs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of Sanofi-Synthelabo ADSs in the names you request and will deliver the ADRs to the persons you request at its Corporate Trust Office.

Obtaining Sanofi-Synthelabo ordinary shares

You may turn in your ADRs at the depositary's Corporate Trust Office. Upon payment of its fees and expenses and any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver (1) the underlying shares to an account designated by you and (2) any other deposited securities underlying the ADR at the office of a custodian or, at your request, risk and expense, the depositary will deliver the deposited securities at its Corporate Trust Office.

Voting Rights

You may instruct the depositary to vote the Sanofi-Synthelabo ordinary shares underlying your Sanofi-Synthelabo ADSs, but only if we ask the depositary to ask for your instructions. Otherwise, you will not be able

to exercise your right to vote unless you withdraw the shares from the ADR program and vote as an ordinary shareholder. However, you may not know about the meeting sufficiently in advance to withdraw the shares.

If we ask for your instructions, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADRs as you direct. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to French law and the provisions of our *statuts*, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. The depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. *This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.*

Similar to our shares, Sanofi-Synthelabo ADSs evidenced by ADRs registered in the name of the same owner for at least two (2) years will be eligible for double voting rights if certain procedures are followed, as set out in the deposit agreement. For additional information regarding double voting rights, see ''Description of Sanofi-Synthelabo Ordinary Shares — Voting Rights''.

The deposit agreement allows the depositary and Sanofi-Synthelabo to change the voting procedures or require additional voting procedures in addition to the ones described above if necessary or appropriate to comply with French or United States law or our *statuts*. *For example, you might be required to arrange to have your Sanofi-Synthelabo ADSs deposited in a blocked account for a specified period of time prior to a shareholders' meeting in order to be allowed to give voting instructions.*

Fees and Expenses

Sanofi-Synthelabo will pay specified fees, charges and expenses of The Bank of New York as agreed between Sanofi-Synthelabo and The Bank of New York. The fees for which a holder of Sanofi-Synthelabo ADSs is responsible include those set forth in the following table:

ADS holder must pay:	For:
$5.00 (or less) per 100 Sanofi-Synthelabo ADSs (or portion thereof)	Each issuance of Sanofi-Synthelabo ADSs, including as a result of a distribution of shares or rights or other property
	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$0.02 (or less) per Sanofi-Synthelabo ADS	Any cash payment
Registration or Transfer Fees	Transfer and registration of Sanofi-Synthelabo ordinary shares on the share register of the foreign registrar from your name to the name of the depositary or its agent when you deposit or withdraw Sanofi-Synthelabo ordinary shares
Expenses of The Bank of New York	Conversion of foreign currency to U.S. dollars
	Cable, telex and facsimile transmission expenses
	Servicing of shares or deposited securities
Taxes and other governmental charges the depositary or the custodian have to pay on any Sanofi-Synthelabo ADS or shares underlying Sanofi-Synthelabo ADSs, including, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary

| A fee equal to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs | Distribution of securities to holders of deposited securities by the depositary |

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your Sanofi-Synthelabo ADSs or on the deposited securities underlying your Sanofi-Synthelabo ADSs. The depositary may refuse to transfer your Sanofi-Synthelabo ADSs or allow you to withdraw the deposited securities underlying your Sanofi-Synthelabo ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities underlying your Sanofi-Synthelabo ADSs to pay any taxes owed, and you will remain liable for any deficiency. If it sells deposited securities, it will, if appropriate, reduce the number of Sanofi-Synthelabo ADSs to reflect the sale and pay to you any proceeds, or send to you any property, remaining after it has paid the taxes.

Changes Affecting Deposited Securities

If we:

- change the nominal or par value of our Sanofi-Synthelabo ordinary shares;

- recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action;

- reclassify, split up or consolidate any of the deposited securities; or

- distribute securities on the deposited shares that are not distributed to you;

then either:

- the cash, shares or other securities received by the depositary will become deposited securities and each Sanofi-Synthelabo ADS will automatically represent its equal share of the new deposited securities; or

- the depositary may, and will if we ask it to, distribute some or all of the cash, shares or other securities it receives. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Disclosure of Interests

The obligation of a holder or other person with an interest in our shares to disclose information under French law and under our *statuts* also applies to you and any other persons with an interest in the Sanofi-Synthelabo ADSs other than the depositary. The consequences for failure to comply with these provisions will be the same for you and any other persons with an interest as for a holder of our ordinary shares. For additional information regarding these obligations, see ''Description of Sanofi-Synthelabo's Ordinary Shares — Disclosure of Holdings Exceeding Certain Percentages''.

Amendment and Termination

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If the amendment adds or increases fees or charges, except for taxes and other governmental charges or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses, or prejudices a substantial right of holders of Sanofi-Synthelabo ADSs, it will only become effective 30 days after the depositary notifies such holders of the amendment. *At the time an amendment becomes effective, such holders will be considered, by continuing to hold their ADR, to have agreed to the amendment and to be bound by the ADR and the deposit agreement as amended.*

The depositary will terminate the agreement if we ask it to do so. The depositary may also terminate the agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary bank within 90 days. In both cases, the depositary must notify you at least 30 days before termination.

After termination, the depositary and its agents will be required to do only the following under the deposit agreement: (1) collect distributions on the deposited securities and (2) deliver shares and other deposited securities upon cancellation of ADRs. One year or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the agreement for the pro rata benefit of the holders of Sanofi-Synthelabo ADSs that have not surrendered their Sanofi-Synthelabo ADSs. It will not invest the money and will have no liability for interest. The depositary's only obligations will be to account for the proceeds of the sale and other cash and with respect to indemnification. After termination, our only obligation will be with respect to indemnification and to pay certain amounts to the depositary.

Limitations on Obligations and Liability to Holders of Sanofi-Synthelabo ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary, and it limits our liability and the liability of the depositary. We and the depositary:

- are obligated only to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

- are not liable if either is prevented or delayed by law or circumstances beyond its control from performing its obligations under the deposit agreement;

- are not liable if either exercises discretion permitted under the deposit agreement;

- have no obligation to become involved in a lawsuit or other proceeding related to the Sanofi-Synthelabo ADSs or the deposit agreement on your behalf or on behalf of any other party; and

- may rely upon any documents it believes in good faith to be genuine and to have been signed or presented by the proper party.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register the transfer of Sanofi-Synthelabo ADSs, make a distribution on Sanofi-Synthelabo ADSs or process a withdrawal of shares, the depositary may require:

- payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities;

- production of satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

- compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver Sanofi-Synthelabo ADSs, register transfers of Sanofi-Synthelabo ADSs or permit withdrawals of shares when the transfer books of the depositary or our transfer books are closed, or at any time if the depositary or we think it advisable to do so.

Right to Receive the Shares Underlying the Sanofi-Synthelabo ADSs

You have the right to cancel your Sanofi-Synthelabo ADSs and withdraw the underlying Sanofi-Synthelabo ordinary shares at any time except:

- when temporary delays arise when we or the depositary have closed our transfer books or the deposit of shares in connection with voting at a shareholders' meeting, or the payment of dividends;

- when you or other holders of Sanofi-Synthelabo ADSs seeking to withdraw shares owe money to pay fees, taxes and similar charges; or

- when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to Sanofi-Synthelabo ADSs or to the withdrawal of shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-Release of Sanofi-Synthelabo ADSs

Unless we tell the depositary not to, the deposit agreement permits the depositary to deliver Sanofi-Synthelabo ADSs before deposit of the underlying shares. This is called a pre-release of the Sanofi-Synthelabo ADSs. The depositary may also deliver shares upon cancellation of pre-released Sanofi-Synthelabo ADSs (even if the Sanofi-Synthelabo ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive Sanofi-Synthelabo ADSs instead of shares to close out a pre-release. The depositary may pre-release Sanofi-Synthelabo ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made must represent to the depositary in writing that it or its customer (i) owns the shares or Sanofi-Synthelabo ADSs to be deposited, (ii) assigns all beneficial rights, title and interest in such shares or ADRs to the depositary and (iii) will not take any action with respect to such shares or ADRs that is inconsistent with the transfer of beneficial ownership, other than in satisfaction of such pre-release; (2) the pre-release must be fully collateralized with cash, U.S. government securities or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the depositary will limit the number of Sanofi-Synthelabo ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

COMPARISON OF SHAREHOLDERS' RIGHTS

If you validly tender your Aventis securities and this U.S. offer is successful, you will receive Sanofi-Synthelabo ordinary shares (including Sanofi-Synthelabo ordinary shares represented by Sanofi-Synthelabo ADSs) in exchange for your Aventis securities. The following is a summary of the material differences between the rights of shareholders of Sanofi-Synthelabo and the rights of shareholders of Aventis. Because each of Sanofi-Synthelabo and Aventis is a limited liability corporation (*société anonyme*) organized under French law, these differences arise primarily from the differences between the corporate bylaws (*statuts*) of the two companies. The following information is a summary and does not purport to be complete. For more complete information, you should read our *statuts* and the *statuts* of Aventis. An unofficial translation of our *statuts* has been included as an exhibit to our registration statement on Form F-4 of which this prospectus is a part and which has been filed with the SEC. Aventis's *statuts* are filed as an exhibit to Aventis's Annual Report on Form 20-F for the year ended December 31, 2003. To find out where you can obtain these documents, see ''Additional Information for Securityholders — Where You Can Find More Information''.

General

The rights of holders of ordinary shares of Sanofi-Synthelabo are governed by Book 2 (*Livre 2*) of the French Commercial Code (*Code de commerce*) and the decree n°-67-236 of March 23, 1967 and by the provisions of Sanofi-Synthelabo's *statuts* dated October 15, 2003, as amended.

The rights of holders of ordinary shares of Aventis are governed by Book 2 (*Livre 2*) of the French Commercial Code (*Code de commerce*) and the decree n°-67-236 of March 23, 1967 and by the provisions of Aventis's *statuts* dated January 10, 2003, as amended.

French law allows the shareholders of a limited liability corporation (*société anonyme*) to adopt a governance structure that has a single board of directors (*conseil d'administration*) or a two-tiered board structure, with a supervisory board (*conseil de surveillance)* and a management board (*directoire)*. Sanofi-Synthelabo has a single board of directors and Aventis has a management board and a supervisory board. The following summary of the material differences between the rights of shareholders of Sanofi-Synthelabo and the rights of shareholders of Aventis includes a discussion of the material differences arising from these different statutory governance structures, as well as from differences arising from each company's *statuts*.

	Sanofi-Synthelabo	Aventis
Structure of the Board of Directors; Duties of the Board of Directors	Sanofi-Synthelabo's *statuts* provide for a single board of directors (*conseil d'administration*). The board determines the strategic orientations of Sanofi-Synthelabo's business and ensures that such orientations are implemented. Subject to the powers expressly granted to the shareholders and within the limits of Sanofi-Synthelabo's corporate purpose, the board addresses all issues of relevance to the proper functioning of Sanofi-Synthelabo and settles all issues concerning its affairs.	Aventis's *statuts* provide for a two-tiered board structure, consisting of a management board (*directoire*) and a supervisory board (*conseil de surveillance*). No person can be a member of both boards. *Management Board.* The management board is responsible for managing Aventis's business and affairs, including determining the overall business and financial strategy. The management board acts in the name of the company. The Chairman of the management board and any managing director (*directeur général*) have the sole authority to represent the company in dealings with a third party.

137

Sanofi-Synthelabo	Aventis
	Supervisory Board. The supervisory board is responsible for supervising the management board, including appointing the members of the management board, the chairman of the management board and any vice chairman or managing director (*directeur général*).
	Under French law, any sale of real property or of equity interests or the giving of any guaranty or surety must be approved by the supervisory board. In addition, Aventis's *statuts* provide that any corporate decision that is of major strategic importance to, or that is likely to have a material effect on the financial situation of, Aventis or its subsidiaries requires the prior approval of the supervisory board.
Size and Qualifications of the Board of Directors	Sanofi-Synthelabo's *statuts* provide that the board of directors shall consist of between 3 and 18 members. The board of directors currently has 13 members.	*Management Board.* Aventis's *statuts* provide that the management board shall consist of up to 7 members. The supervisory board currently has 7 members. Members of the management board need not be shareholders. Under French law, members of the management board must be individuals.
	Under Sanofi-Synthelabo's *statuts*, as soon as the number of directors who are 70 years of age or older represents more than one-third of the directors in office, the oldest director shall be deemed to have resigned, and his or her term of office shall end at the date of the next ordinary shareholders' meeting.	Aventis's *statuts* provide that no person may be appointed a member of the management board if he or she is over 65 years of age. Any member of the management board who reaches the age of 65 shall be deemed to have resigned at the end of the next meeting of the supervisory board.
	French law allows entities, including corporations, to be members of the board of directors of Sanofi-Synthelabo. If an entity is a director, it must appoint an individual to act as its permanent representative on the board of directors. Permanent representatives are subject to the same qualification requirements as other individual directors. Sanofi-Synthelabo has 2 directors that are corporations. For details of	*Supervisory Board.* Aventis's *statuts* provide that the supervisory board of directors shall consist of up to 16 members. Under French law, the supervisory board must have at least 3 members. The supervisory board currently has 16 members. French law requires each member of the supervisory board to

	Sanofi-Synthelabo	Aventis
	the members of Sanofi-Synthelabo's board of directors, please see Annex A.	be a shareholder and Aventis's *statuts* provide that each member of the supervisory board must hold at least 1 Aventis ordinary share. Aventis's *statuts* require that the members of the supervisory board must be individuals. Under Aventis's *statuts*, no more than one-third of the members of the supervisory board at any time may be 75 years of age or older.
Election of Directors; Term of Office	Under French law, the members of Sanofi-Synthelabo's board of directors are elected by shareholders at an ordinary general meeting. Sanofi-Synthelabo's *statuts* provide that the shareholders at the ordinary shareholders' meeting determine the term of office of directors so that members of the board are reappointed on a regular basis in the most equal proportion possible, but that such term shall be for a maximum of five years.	*Management Board.* The supervisory board appoints the members of the management board for fixed five-year terms. The management board also appoints the Chairman, and the vice-chairman and managing directors, if any. *Supervisory Board.* Aventis's *statuts* provide that members of the supervisory board are elected for fixed five-year terms by a majority vote of Aventis's shareholders at the ordinary shareholders' meetings.
Removal of Directors	Members of Sanofi-Synthelabo's board of directors may be removed with or without cause (*juste motif*) at any time by the affirmative vote of a simple majority of the shareholders at an ordinary general meeting. They have no right to damages for removal against Sanofi-Synthelabo, unless such removal was abusive or persecutory (*injurieux ou vexatoire*).	*Management Board.* Members of the management board may be removed with or without cause (*juste motif*) at any time by action of the supervisory board or by the affirmative vote of a simple majority of the shareholders at an ordinary general meeting. However, if the removal is without cause (*juste motif*), the removed member may have a right to damages (*dommages-intérêts*) against Aventis. *Supervisory Board.* Members of the supervisory board may be removed with or without cause (*juste motif*) at any time by the affirmative vote of a simple majority of the shareholders at an ordinary general meeting. A

139

	Sanofi-Synthelabo	Aventis
		removed member has no right to damages (*dommages-intérêts*) against Aventis unless such removal was abusive or persecutory (*injurieux ou vexatoire*).
Liability of Members of Board	French law provides that members of Sanofi-Synthelabo's board of directors (*conseil d'administration*) can be civilly liable, individually or jointly, to the company or to third parties for violations of the French Commercial Code (*Code de commerce*), violations of the company's bylaws or for mismanaging the company. Mismanagement is broadly defined as any act, intentional or unintentional, contrary to the interest of the company and which damages the company. If several directors are responsible for the violation or mismanagement, the court shall determine the amount each shall contribute to the damages of the company. If the mismanagement results in the company's bankruptcy, the directors themselves, in their individual capacity, may be subject to the bankruptcy proceedings. Directors are generally jointly and severally liable for the misconduct of the board, unless misconduct can only be attributed to certain directors. In particular, all directors will be jointly and severally liable for actions taken by the board of directors unless an individual director can prove that he or she did not attend the meeting at which the action was taken or they opposed the action, made their opposition known in the minutes of the meeting and took all steps available to them to prevent the action from being taken. In any suit against the directors for mismanagement, third parties, including shareholders, have the burden of proving that they have suffered a loss, either	*Management Board.* French law provides that members of the management board (*directoire*) of a dual-board company (*société anonyme à conseil de surveillance et à directoire*) are subject to the same liability as directors (*administrateurs*) in a single board company (*société anonyme à conseil d'administration)*. Accordingly, members of the management board of Aventis are subject to the same liability as the members of Sanofi-Synthelabo's board of directors set forth opposite. *Supervisory Board.* French law provides that members of the supervisory board are individually liable to the company or to third parties only in the case of their personal misconduct. Members of the supervisory board are not liable for the mismanagement of the company or for the consequences of such mismanagement. They can, however, be held liable for civil claims for the crimes (*délits*) of members of the management board if they knew of those crimes and did not disclose them at the shareholders' meeting.

Sanofi-Synthelabo	Aventis

personally or through the company, and the action of the directors caused the loss.

Members of the Sanofi-Synthelabo board can also incur criminal liability for violating certain provisions of the French Commercial Code (*Code de commerce*) and other laws and regulations, including employment laws and securities laws. In particular, the French Commercial Code (*Code de commerce*) provides that a director can be fined and/or imprisoned if he or she, in bad faith and for his or her own direct or indirect benefit, uses the company's assets or credit for purposes which he or she knows are not to the company's benefit.

The French Commercial Code (*Code de commerce*) prohibits any provision in a company's *statuts* purporting to limit a director's liability.

Voting Rights

Under Sanofi-Synthelabo's *statuts,* each Sanofi-Synthelabo ordinary share generally entitles its holder to one vote. ***A double voting right, however, is assigned to each Sanofi-Synthelabo ordinary share that has been paid in full and registered in the name of the same shareholder for at least two years.*** This double voting right ceases automatically for any Sanofi-Synthelabo ordinary share converted into a bearer share or transferred from one owner to another, subject to exceptions provided by French company law.

Bonus shares arising from an increase of share capital by incorporation of reserves, profits or share premiums receive the benefit of the double vote as from the time of their issue insofar as they have been assigned on the basis of

Aventis's *statuts* do not provide for double voting rights. Each Aventis ordinary share entitles its holder to one vote.

	Sanofi-Synthelabo	Aventis
	shares already benefiting from the right.	
Equity Threshold Disclosure	Under Sanofi-Synthelabo's bylaws, any person, acting individually or jointly, who acquires a number of Sanofi-Synthelabo ordinary shares representing a proportion of capital or voting rights equal to 1% or more of the share capital, or any multiple thereof, must notify Sanofi-Synthelabo of the total number of Sanofi-Synthelabo shares and voting rights held by such person and also of any securities giving future access to the capital or voting rights that may potentially be attached. Such notification must also be made when the shareholders' holding of capital or voting rights falls below the thresholds described above.

The notice must be made by registered mail within five stock exchange days of the date on which such threshold was crossed.

If a person fails to comply with such notification requirements, a shareholder holding at least 5% of the Sanofi-Synthelabo's share capital or voting rights may request the application of the penalties provided for by French law for non-compliance with the obligation to declare the crossing of the legal threshold.

In addition, holders of Sanofi-Synthelabo ordinary shares and holders of Aventis ADSs are subject to certain statutory reporting requirements with respect to their level of share ownership. See ''Description of Sanofi-Synthelabo Ordinary Shares — Disclosure of Holdings Exceeding Certain Percentages — Statutory requirements''. | Under Aventis's bylaws, any person who acquires, directly or indirectly, a number of Aventis ordinary shares representing a proportion of capital or voting rights equal to 0.5% or more of the share capital and/or voting rights, or any multiple thereof up to and including 50%, must notify Aventis of the total number of shares and voting rights held by such person. Such notification must also be made when the shareholders' holding of capital or voting rights falls below the thresholds described above.

The notice must be made by mail, telefax or telex within fifteen days of the date on which such threshold was crossed.

If a person fails to comply with such notification requirements, such person, within the conditions and limitations defined by French law, shall be deprived of the voting rights attached to those securities exceeding the levels to be notified, upon request of a shareholder holding 5% or more of the share capital of Aventis.

In addition, under Aventis's *statuts,* any person who acquires, directly or indirectly, a number of Aventis ordinary shares representing a proportion of capital or voting rights equal to 1% or more of the share capital and/or voting rights, or any multiple thereof up to and including 50%, must, within 15 days of exceeding such level, request Aventis to convert all of its Aventis ordinary shares into registered shares. |

	Sanofi-Synthelabo	Aventis
Interest on Late Payments of the Share's Nominal Amounts	Sanofi-Synthelabo's *statuts* provide that shareholders who do not make the required payments on their Sanofi-Synthelabo ordinary shares must pay interest at a rate equal to three points above the legal rate in business matters, calculated on a daily basis starting from the due date of the payments.	Aventis's *statuts* provide that shareholders who do not the make the required payments on their Aventis ordinary shares must pay interest at a rate equal to 6% per annum, calculated on a daily basis starting from the due date of the payments.
Participation in Shareholders' Meetings	Under Sanofi-Synthelabo's *statuts,* the board of directors may decide whether to permit Sanofi-Synthelabo shareholders to participate in and vote at a shareholders' meeting by videoconference and telecommunication. Sanofi-Synthelabo's *statuts* do not provide for voting at a shareholders' meeting by secret ballot.	Under Aventis's *statuts,* Aventis shareholders may participate in shareholders' meetings by means of videoconference and telecommunication in accordance with applicable law. Under Aventis's *statuts,* voting at a shareholders' meeting may proceed by secret ballot upon request of a participant at the meeting holding at least 10% of the capital present at such meeting.

INTERESTS OF DIRECTORS, EXECUTIVE OFFICERS AND AFFILIATES

Interests of Directors, Executive Officers and Affiliates of Sanofi-Synthelabo

As of December 31, 2003, our directors (other than L'Oréal and Total, but including their permanent representatives) and senior management beneficially owned a total of 1,494,834 Sanofi-Synthelabo ordinary shares, representing less than 1% of the total Sanofi-Synthelabo ordinary shares outstanding as of that date, excluding the beneficial ownership of 178,476,513 Sanofi-Synthelabo ordinary shares held by Total, which may be attributed to Mr. Desmarest, who disclaims beneficial ownership of these shares, and excluding the beneficial ownership of 143,041,202 Sanofi-Synthelabo ordinary shares held by L'Oréal, which may be attributed to Mr. Owen-Jones, who disclaims beneficial ownership of these shares. None of the other directors or members of our senior management is the beneficial owner of more than 1% of our shares.

No shareholder vote is required to approve the making of the U.S. offer, the French offer or the German offer by Sanofi-Synthelabo; however, the issuance of additional Sanofi-Synthelabo ordinary shares on completion of the U.S. offer, the French offer and the German offer must be approved by the shareholders of Sanofi-Synthelabo at an extraordinary meeting of shareholders convened for this purpose. The date of the extraordinary general meeting of shareholders has not yet been set but it will take place before the closing date of the offers. A quorum at an extraordinary meeting of shareholders requires the presence, in person or by proxy, of shareholders holding at least one-third of the shares entitled to vote. Approval of the issuance of the additional shares requires the affirmative vote of two-thirds of the votes cast at such extraordinary meeting. As of December 31, 2003, Total and L'Oréal, our two principal shareholders, held 178,476,513 and 143,041,202 Sanofi-Synthelabo ordinary shares, respectively, representing in aggregate 47.1% of our outstanding share capital (other than share capital held by Sanofi-Synthelabo) and 63.1% of our voting rights. At the meeting of the board of directors of Sanofi-Synthelabo on January 25, 2004, the representatives of Total and L'Oréal confirmed their full support of the offers. Total and L'Oréal have also expressed that they will approve the increase in share capital that will be submitted to the extraordinary meeting of shareholders. See ''Background and Reasons for the Offers — Background of the Offers''.

As of the date of this prospectus, Gordon Proctor, Senior Vice President, International of Sanofi-Synthelabo owned approximately 200 Aventis ordinary shares, Hanspeter Spek, Executive Vice President, Operations of Sanofi-Synthelabo owned 130 Aventis ordinary shares, Thierry Desmarest, a member of the Sanofi-Synthelabo board of directors, owned 300 Aventis ordinary shares, and Jean-Paul Léon, the permanent representative of Elf Aquitaine on the Sanofi-Synthelabo board of directors, owned 517 Aventis ordinary shares. As of the date of this prospectus, the wife of Pierre Castres Saint Martin, a member of the Sanofi-Synthelabo board of directors, owned 70 Aventis ordinary shares.

Lord Douro, a member of the Sanofi-Synthelabo board of directors, is the non-executive Chairman of Framlington Group Limited. On January 6, 2004, Framlington Investment Management Limited, an investment management subsidiary of Framlington Group, authorized and regulated by the United Kingdom Financial Services Authority, took over the discretionary management of the portfolio of a private client that included a holding of 320 Aventis ordinary shares. Lord Douro disclaims beneficial ownership of these shares.

As of the date of this prospectus, Jean-Louis Dumas, a member of the board of directors of L'Oréal, owns 100 Aventis ordinary shares. As of the date of this prospectus, Christian Schlumberger, the husband of Béatrice Dautresme, a member of the executive committee of L'Oréal, owns 3,474 Aventis ordinary shares.

As of the date of this prospectus, Michel Pébereau and Serge Tchuruk, each of whom is a member of the board of directors of Total, own 213 and 3,077 Aventis ordinary shares, respectively. As of the date of this prospectus, Pierre-Christian Clout, Jean-Paul Vettier and Charles Paris de Bolladière, each of whom is an officer of Total, own 287, 2,498 and 8 Aventis ordinary shares, respectively.

Daniel Bouton, a member of the board of directors of Total, is also the Chairman and Chief Executive Officer of Société Générale. As of the date of this prospectus, Société Générale owns 10 Aventis ordinary shares and its wholly owned subsidiary Generas owns 4,010 Aventis ordinary shares. Mr. Bouton disclaims beneficial ownership of these shares.

Paul Demarais, Jr., a member of the board of directors of Total, is also the Chairman and co-Chief Executive Officer of Power Corporation of Canada. As of the date of this prospectus, Power Corporation, through its

subsidiary Power Financial Corporation, controls the following companies, each of which manages investment funds that in turn own the number of Aventis securities set forth in the table below. Mr. Desmarais disclaims beneficial ownership of these shares.

	Aventis Ordinary Shares	Aventis ADSs
Great West Lifeco Inc.	13,800	1,600
Canada Life	78,732	—
London Life	82,536	—
Great-West Life & Annuity Insurance Company	—	200
Investors Group	169,459	—
Mackenzie	54,162	—
Total	386,269	1,800

Other than as set forth in this prospectus, to the best of our knowledge, we are not aware that Sanofi-Synthelabo, Total, L'Oréal or any other person set forth in Annex A to this prospectus, nor any associate or majority-owned subsidiaries of any of the foregoing, owns any Aventis ordinary shares or Aventis ADSs or has entered into any transaction with respect to any Aventis ordinary shares or Aventis ADSs within the last 60 days.

Interests of Directors, Executive Officers and Affiliates of Aventis

According to Aventis's Annual Report on Form 20-F for the year ended December 31, 2003, as of March 1, 2004, the 23 members of the supervisory board and of the management board of Aventis owned a total of 73,313 Aventis ordinary shares and options with respect to 7,748,866 Aventis ordinary shares. The individual amount held by any member of either the supervisory board or management board was less than 1% of the share capital of Aventis, including any Aventis ordinary shares held indirectly and assuming the exercise of all options.

Sanofi-Synthelabo has not reviewed any contracts between Aventis and its executive officers. However, Sanofi-Synthelabo believes that there may be employment agreements that provide for compensation to be paid in the event that employment is terminated voluntarily or involuntarily following a change of control of Aventis, and that consummation of the U.S. offer, the French offer and the German offer could constitute such a change of control.

MARKET PRICE AND DIVIDEND DATA

Market Prices

Sanofi-Synthelabo

Sanofi-Synthelabo ordinary shares are listed on the *Premier Marché* of Euronext Paris under the symbol ''SAN''. Sanofi-Synthelabo ADSs, each representing an ownership interest in one half of one Sanofi-Synthelabo ordinary share, are issued by The Bank of New York, as depositary, and are listed on the NYSE and trade under the symbol ''SNY''.

The table below sets forth the highest and lowest quoted prices of Sanofi-Synthelabo ordinary shares on the *Premier Marché* of Euronext Paris and the highest and lowest sales on the NYSE for the periods indicated.

	Sanofi-Synthelabo Ordinary Shares (1)		Sanofi-Synthelabo ADSs (2)	
	High	Low	High	Low
	(€ per Sanofi-Synthelabo ordinary share)		(U.S.$ per Sanofi-Synthelabo ADS)	
Year ended December 31,				
1999	48.10	34.13	–	–
2000	71.00	34.70	–	–
2001	86.50	52.60	–	–
2002	84.30	49.78	32.80	24.90
2003	60.00	41.50	37.92	22.53
Year ended December 31, 2002				
First Quarter	84.30	69.15	–	–
Second Quarter	73.95	53.00	–	–
Third Quarter	65.85	49.78	32.80	24.90
Fourth Quarter	65.90	54.25	31.65	27.72
Year ended December 31, 2003				
First Quarter	59.50	41.50	32.00	22.53
Second Quarter	58.20	46.32	33.67	25.65
Third Quarter	56.75	47.61	32.00	26.02
Fourth Quarter	60.00	50.80	37.92	30.26
Year ending December 31, 2004				
First Quarter	63.25	52.90	40.10	32.23
Second Quarter (through April 8)	55.40	52.50	33.35	32.20
Year ended December 31, 2003				
July	53.85	49.60	30.64	27.90
August	51.65	47.61	28.37	26.02
September	56.75	50.90	32.00	27.97
October	54.65	50.80	31.89	30.26
November	57.85	53.20	34.01	30.78
December	60.00	55.10	37.92	33.30
Year ending December 31, 2004				
January	63.25	54.10	40.10	33.75
February	58.30	54.30	36.99	33.87
March	57.55	52.90	35.51	32.23
April (through April 8)	55.40	52.50	33.35	32.20

(1) Price quotations for periods prior to May 1999 are for Sanofi ordinary shares.

(2) Sanofi-Synthelabo ADSs began trading on NYSE on July 1, 2002.

Aventis

Aventis ordinary shares are listed on the *Premier Marché* of Euronext Paris under the symbol ''AVE''. Aventis ordinary shares are also listed to trade on the Frankfurt Stock Exchange and are also traded on the Xetra computerized trading system. Aventis ADSs, each representing an ownership interest in one Aventis ordinary share, are issued by Citibank N.A., as depositary and are listed on the NYSE, where they trade under the symbol ''AVE''.

The table below sets forth the reported high and low sales prices in euros of Aventis ordinary shares on the *Premier Marché* of Euronext Paris and the reported high and low sale prices in U.S. dollars of Aventis ADSs on the NYSE for the periods indicated.

	Aventis Ordinary Shares (1)		Aventis ADSs	
	High	**Low**	**High**	**Low**
	(€ per Aventis ordinary share)		(U.S.$ per Aventis ADS)	
Year ended December 31,				
1999	68.60	39.21	68.56	43.38
2000	95.40	47.28	87.50	45.50
2001	94.75	65.20	86.44	64.05
2002	85.95	47.60	74.21	48.00
2003	54.55	37.50	66.60	41.85
Year ended December 31, 2002				
First Quarter...................................	85.95	74.10	74.21	66.04
Second Quarter	80.25	62.75	72.06	62.59
Third Quarter	72.90	47.60	71.29	48.00
Fourth Quarter	64.95	49.60	62.08	51.07
Year ended December 31, 2003				
First Quarter...................................	54.55	37.50	56.79	41.85
Second Quarter	52.50	39.55	61.11	42.90
Third Quarter	49.66	43.07	56.01	47.64
Fourth Quarter	53.00	44.12	66.60	51.95
Year ending December 31, 2004				
First Quarter...................................	65.40	50.10	80.58	63.92
Second Quarter (through April 8)	64.00	62.30	78.19	75.52
Year ended December 31, 2003				
July	48.85	43.79	54.95	49.83
August	46.41	43.07	51.99	47.64
September	49.66	44.05	56.01	49.17
October..	47.42	44.12	55.30	51.95
November	49.51	45.29	58.42	52.41
December	53.00	48.06	66.60	58.00
Year ending December 31, 2004				
January	63.60	50.10	78.75	63.92
February	63.35	59.45	80.58	75.50
March	65.40	60.80	79.52	74.06
April (through April 8)	64.00	62.30	78.19	75.52

(1)   For all periods prior to December 20, 1999, Aventis ordinary shares were traded under the name Rhône-Poulenc and the symbol ''RP''.

147

Dividends

Sanofi-Synthelabo

The following table sets forth the euro amount of net dividends paid on each Sanofi-Synthelabo ordinary share and the U.S. dollar amount of dividends paid on each Sanofi-Synthelabo ADS in respect of the years indicated.

	€ per Sanofi-Synthelabo Ordinary Share (1)(2)	U.S.$ per Sanofi-Synthelabo ADS (4)
Year ended December 31,		
2002	€0.84	$0.42
2001	0.66	–
2000	0.44	–
1999	0.32	–
1998	0.28 (3)	–

(1) Translations of French francs into euro amounts is based on the fixed rate established by the European Council of Ministers of FF 6.55957 = €1.00.

(2) Holders of record of Sanofi ordinary shares as of May 5, 1999 received a 4-for-1 stock split on their Sanofi ordinary shares.

(3) Represents €1.12 per share dividend adjusted to give effect to 4-for-1 stock split.

(4) Represents the net dividend paid in U.S. $, net of French tax withheld, assuming 15% rate under French Treaty. Does not include any amount paid in respect of *avoir fiscal*. (Source: Bloomberg). For further information on tax treatment of dividends on ADSs, see ''Material French Tax and U.S. Federal Income Tax Consequences — Tax Consequences of Holding Sanofi-Synthelabo shares and ADSs — French Taxation — Taxation of Dividends — *Avoir Fiscal*''.

On February 16, 2004, Sanofi-Synthelabo announced that the annual general meeting of shareholders would be asked to approve a dividend of €1.02 per share in respect of Sanofi-Synthelabo's 2003 results. If approved, this dividend will be paid on June 3, 2004. However, if we have reason to believe that the offers may not close by that date, the Sanofi-Synthelabo board of directors will arrange for an interim dividend of 0.97 euro per share to be paid, with the balance to be paid after the offers close.

Aventis

The following table sets forth the euro amount of net dividends paid on each Aventis ordinary share and the U.S. dollar amount of dividends paid on each Aventis ADS in respect of the years indicated.

	€ per Aventis Ordinary Share (1)(2)	U.S.$ per Aventis ADS (3)
Year ended December 31,		
2002	€0.70	$0.69
2001	0.58	0.47
2000	0.50	0.37
1999	0.45	0.34
1998	0.61	0.57

(1) For all periods prior to December 20, 1999, Aventis ordinary shares were traded under the name Rhône-Poulenc and the symbol ''RP''.

(2) Translations of French francs into euro amounts is based on the fixed rate established by the European Council of Ministers of FF 6.55957 = €1.00.

(3) Represents the net dividend paid in U.S.$, net of French tax withheld, assuming 15% rate under French Treaty. Does not include any amount paid in respect of *avoir fiscal*. (Source: Bloomberg). For further information reported by Aventis on its dividends, including the historic tax treatment of dividends on Aventis ADSs, see Item 8 ''Financial Information — Dividends on Ordinary Shares'' in Aventis's Annual Report on Form 20-F for the year ended December 31, 2003.

On April 2, 2004, Aventis announced that its Supervisory Board has proposed a resolution authorizing a dividend of €0.82 per share in respect of Aventis's 2003 results to be presented to Aventis shareholders for their approval at the next Aventis general meeting of shareholders, which is scheduled for May 19, 2004.

VALIDITY OF THE SECURITIES

The validity of the Sanofi-Synthelabo ordinary shares (including those represented by Sanofi-Synthelabo ADSs) to be issued pursuant to the offers will be passed upon by Laurent Cohen-Tanugi, Sanofi-Synthelabo's General Counsel & Senior Vice President — Legal Affairs. Certain U.S. tax matters will be passed upon for Sanofi-Synthelabo by Wachtell, Lipton, Rosen & Katz, and certain French tax matters will be passed upon for Sanofi-Synthelabo by Linklaters.

EXPERTS

The consolidated financial statements of Sanofi-Synthelabo incorporated into this prospectus by reference to Sanofi-Synthelabo's Annual Report on Form 20-F for the year ended December 31, 2003, have been so incorporated in reliance on the joint reports of PricewaterhouseCoopers Audit (Paris, France), independent accountants, and Ernst & Young Audit (Paris, France), independent accountants, given on the authority of said firms as experts in auditing and accounting.

The consolidated financial statements of Aventis incorporated into this prospectus by reference to Aventis's Annual Report on Form 20-F for the year ended December 31, 2003 contain the audit report of Price-waterhouseCoopers, independent auditors. Pursuant to Rule 439 under the Securities Act, Sanofi-Synthelabo has requested that PricewaterhouseCoopers provide the consent necessary for Sanofi-Synthelabo to incorporate that audit report by reference into this prospectus. If Sanofi-Synthelabo receives that consent, Sanofi-Synthelabo will promptly file it as an exhibit to Sanofi-Synthelabo's registration statement on Form F-4 of which this prospectus forms a part.

ADDITIONAL INFORMATION FOR SECURITYHOLDERS

Where You Can Find More Information

Each of Sanofi-Synthelabo and Aventis files annual and special reports and certain other information with the SEC. You may read and copy any reports, statements or other information on file at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the availability of the Public Reference Room. The SEC maintains an Internet site at the URL *http://www.sec.gov* that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The Sanofi-Synthelabo ADSs and Aventis ADSs are listed on the NYSE and, consequently, the annual and special reports and other information filed by Sanofi-Synthelabo and Aventis with the SEC can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005.

Sanofi-Synthelabo has filed a registration statement on Form F-4 with the SEC (SEC file no. 333-112314) to register the Sanofi-Synthelabo ordinary shares (including those that will be represented by Sanofi-Synthelabo ADSs) that holders of Aventis securities will receive following completion and acceptance of the U.S. offer. This document is part of that registration statement on Form F-4 and constitutes a prospectus of Sanofi-Synthelabo. This prospectus does not contain all of the information set forth in the registration statement, some parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, you should refer to the registration statement. On the commencement of the U.S. offer, Sanofi-Synthelabo will file with the SEC a tender offer statement on Schedule TO, which Sanofi-Synthelabo may amend from time to time during the pendency of the U.S. offer, as required by law and regulations.

Incorporation of Certain Documents by Reference

The SEC permits us to ''incorporate by reference'' information into this prospectus, which means that we can disclose important information to you by referring you to another document previously filed with or furnished to the SEC. The information incorporated by reference is deemed to be a part of this prospectus, except for any information superseded by information contained in this prospectus. This prospectus incorporates by reference the documents set forth below that Sanofi-Synthelabo and Aventis have previously filed with or furnished to the SEC. These documents contain important information about Sanofi-Synthelabo and Aventis and their financial condition.

Sanofi-Synthelabo SEC Filings (Commission File No. 001-31368; CIK no. 0001121404)	Period
Annual Report on Form 20-F	Year ended December 31, 2003, filed on April 2, 2004.
Reports on Form 6-K	Furnished on January 7, 2004, January 8, 2004, January 12, 2004, January 20, 2004, January 29, 2004, February 4, 2004, February 16, 2004, March 9, 2004, March 10, 2004, March 19, 2004, March 23, 2004, March 31, 2004 and April 5, 2004.
Registration Statement on Form 20-F	Filed with the SEC on June 25, 2002.

Aventis SEC Filings (Commission File No. 001-10378; CIK no. 0000807198)	Period
Annual Report on Form 20-F	Year ended December 31, 2003, filed on March 8, 2004.
Reports on Form 6-K	January 2, 2004, January 20, 2004 (two reports), January 26, 2004, January 28, 2004, February 5, 2004, February 17, 2004 and March 5, 2004 (four reports), March 8, 2004 (two reports), March 9, 2004, March 10, 2004, March 25, 2004, March 26, 2004, April 2, 2004 (two reports) and April 5, 2004.

We also incorporate by reference into this prospectus any Annual Report on Form 20-F and any Reports on Form 6-K specifically designating that they are to be incorporated that Sanofi-Synthelabo or Aventis may file with the SEC after the date of the filing of any amendment to the registration statement of which this prospectus forms a part and prior to the effectiveness of the registration statement, and additional documents that we may file with the SEC after the date of this prospectus until the termination or expiration of the U.S. offer.

You may obtain copies of any of the documents incorporated by reference into this prospectus through Sanofi-Synthelabo or the SEC. Sanofi-Synthelabo makes available free of charge through its Internet site, accessible at the URL *http://www.sanofi-synthelabo.com,* all of Sanofi-Synthelabo's annual reports and current reports filed with or furnished to the SEC as soon as reasonably practicable after those reports are electronically submitted to the SEC.

You may also obtain documents incorporated by reference into this prospectus at no cost by requesting them in writing or by telephone at the following address:


MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com


If you would like to receive documents before the expiration of the U.S. offer, please make your request by no later than May 21, 2004, five business days before the expiration date of the offers.

You should rely only on the information contained in, or incorporated by reference into, this prospectus to decide whether to participate in the U.S. offer. We have not authorized anyone to provide you with information that is different from that which is contained in, or incorporated by reference into, this prospectus. This prospectus is dated April 9, 2004. You should not assume that the information contained in, or incorporated by reference into, this prospectus is accurate as of any date other than that date, and neither the mailing of this prospectus to shareholders nor the issuance of Sanofi-Synthelabo ordinary shares, including Sanofi-Synthelabo ordinary shares represented Sanofi-Synthelabo ADSs, in the U.S. offer shall create any implication to the contrary.

SERVICE OF PROCESS AND
ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. SECURITIES LAWS

Sanofi-Synthelabo is a limited liability corporation (*société anonyme*) organized under the laws of France. Sanofi-Synthelabo's directors and officers, as well as certain experts named in this prospectus, are not citizens or residents of the United States, and all or a substantial part of the assets of these individuals may be located outside the United States. Also, a large part of Sanofi-Synthelabo's assets are located outside the United States. As a result, it may be difficult for investors to effect service of process on such persons within the United States. It may also be difficult to enforce against them, either inside or outside the United States, judgments obtained against them in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action based on civil liabilities under the U.S. federal securities laws. There is doubt as to the enforceability against such persons in France, whether in original actions or in actions to enforce judgments of U.S. courts, of liabilities based solely on the U.S. federal securities laws. Actions for enforcement of foreign judgments against such persons would require such persons who are of French nationality to waive their right under Article 15 of the French Civil Code to be sued only in France. We believe that no such French person has waived such right with respect to actions predicated solely upon U.S. federal securities laws. In addition, actions in the United States under the U.S. federal securities laws could be affected under certain circumstances by the French law of July 26, 1968, as amended, which may preclude or restrict the obtaining of evidence in France or from French persons in connection with such actions. Additionally, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in France.

WHO CAN HELP ANSWER MY QUESTIONS?

If you have more questions about the U.S. offer, you should contact the information agent at the address or telephone numbers set forth in the inside front cover of this prospectus under ''Information Incorporated by Reference''.

Additional copies of this prospectus, the ADS letter of transmittal and the forms of acceptance may be obtained from the information agent, brokers, dealers, commercial banks or trust companies.

To obtain timely delivery of these documents, you must request them no later than May 21, 2004.

ADDITIONAL INFORMATION CONCERNING
SANOFI-SYNTHELABO, L'ORÉAL AND TOTAL
AND THEIR RESPECTIVE DIRECTORS AND EXECUTIVE OFFICERS

Sanofi-Synthelabo

During the past five years, Sanofi-Synthelabo has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Sanofi-Synthelabo from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Sanofi-Synthelabo.

The following table sets forth, to the best of our knowledge, for each member of our board of directors (*conseil d'administration*) and for each of our senior officers: his or her name, present principal occupation or employment, any material occupations, positions, offices or employment during the past five years, and the principal business and address of any corporation or organization in which such occupation or employment is or was conducted. Except as otherwise indicated, to the best of our knowledge, all of the natural persons listed below are citizens of the Republic of France. During the past five years, to the best of our knowledge, none of the persons listed below was convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Unless otherwise indicated, the principal business address of each such person is c/o Sanofi-Synthelabo at 174, avenue de France, 75013 Paris, France.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Jean-François Dehecq*	Chairman and Chief Executive Officer. Jean-François Dehecq was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. Mr. Dehecq has a degree from the *Ecole Nationale des Arts et Metiers*. He began his career as a mathematics professor and then served in the Army as a research scientist at the Nuclear Propulsion Department. From 1965 until 1973, he served in a variety of positions at the Société Nationale des Pétroles d'Aquitaine (SNPA) before joining Sanofi as Managing Director (*Directeur Général*) in 1973. From 1982 to 1988, Mr. Dehecq served as Vice President and Managing Director (*Vice Président Directeur Général*) of Sanofi, before being appointed Chairman and Chief Executive Officer (*Président Directeur Général*) of Sanofi in 1988. Following the merger in 1999, he was appointed to his present position. Mr. Dehecq sits on the board of directors of Air France and Société Financière des Laboratoires de Cosmétologie Yves Rocher. From 1988 through 1999, he also served as Managing Director of Health for the Elf Aquitaine Group.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
René Barbier de la Serre*	Director. René Barbier de la Serre was first elected as a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. He is Chairman of TAWA UK Ltd., Director of Crédit Lyonnais and Schneider Electric. Mr. Barbier de la Serre serves as a Member of the Supervisory Boards of Pinault-Printemps-Redoute, Compagnie Financière St. Honoré, Compagnie Financière Edmond de Rothschild Banque (a subsidiary of Compagnie Financière St. Honoré) and Euronext N.V. (Netherlands). He is an Observer of Fimalac and Nord-Est. He is a Managing Director of Harwanne Compagnie de Participations Industrielles et Financières SA (Switzerland). He is retired and Former Executive Vice Chairman of CCF, and former Chairman of the *Conseil des marchés financiers,* a predecessor of the current *Autorité des marchés financiers.*
Robert Castaigne*	Director. Robert Castaigne was first elected as a Director of Sanofi-Synthelabo on February 21, 2000, and his term expires in 2004. He is Chief Financial Officer of Total S.A. He also serves as a Director of Atofina (a subsidiary of Total), Compagnie Générale de Géophysique, Total and Hutchinson (subsidiary of Total Chimie) and Eramet. He is also Chairman and CEO of Total Chimie and of Total Nucléaire (a subsidiary of Total Chimie. In addition, he serves as a Director of Omnium Insurance & Reinsurance Company Ltd. (Bermuda), Petrofina (Belgium), Total Nigeria Ltd. (Nigeria), Total, Exploration Norge AS (Norway), Exploration Holdings UK (United Kingdom) and Total Exploration UK (United Kingdom).
Pierre Castres Saint Martin*	Director. Pierre Castres Saint Martin was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. He is retired and was Former Deputy General Manager of L'Oréal. He is a Director of Fimalac (a subsidiary of Groupe de Marc de Lacharrière) and SEB, Chairman of the Supervisory Board of Groupe Marc de Lacharrière, and a member of the Supervisory Board of Arc International.
Thierry Desmarest*	Director. Thierry Desmarest was first elected a Director of Sanofi-Synthelabo on February 21, 2000, and his term expires in 2004. He is Chairman and Chief Executive Officer of Total and Elf Aquitaine, and he is a member of the Supervisory Boards of Areva and L'Air Liquide.
Lord Douro*	Director. Lord Douro was first elected a Director of Sanofi-Synthelabo on May 22, 2002, and his term expires in 2007. He is Chairman of Richemont Holdings (UK) Limited. He also serves as Chairman of Framlington Holdings Ltd., Director of Compagnie Financière Richemont AG (Switzerland), Global Asset Management Worldwide (UK) and Pernod Ricard S.A. Lord Douro is a British Citizen.
Elf Aquitaine* (represented by Jean-Paul Léon)	Director. Elf Aquitaine (an affiliate of Total S.A. (formerly known as Total FinaElf) was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and its term expires in 2004. Jean-Paul Léon serves as the permanent representative for Elf Aquitaine. Mr. Léon is retired and the former Chief Financial Officer and Executive Vice President of Corporate Strategy of Sanofi, prior to its merger with Synthelabo. He is a Director of Société Financière des Laboratoires de Cosmétologie Yves Rocher.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Pierre-Gilles de Gennes*	Director. Pierre-Gilles de Gennes was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. He is a professor at the Collège de France. He is a recipient of the Nobel Prize in Physics (1991). He also serves as a member of the Supervisory Boards of L'Air Liquide and Rhodia.
Hervé Guérin*	Director. Hervé Guérin was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. He is retired and is former Chairman and Chief Executive Officer of Synthelabo prior to its merger with Sanofi. He is former vice Chairman and Managing Director of Sanofi-Synthelabo. He is a Director of Ethypharm and also serves as Chairman of the Supervisory Board of Human Health Investments (H2i).
L'Oréal* (represented by Christian Mulliez)	Director. L'Oréal was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and its term expires in 2004. Christian Mulliez has been the permanent representative for L'Oréal since November 15, 2003. Mr. Mulliez has been the Executive Vice President, Administration and Finance of L'Oréal since January 1, 2003. He was formerly the Chief Financial Officer of Sanofi-Synthelabo. He formerly held various positions in the financial function at Synthelabo, having joined Synthelabo in 1984. He left Sanofi-Synthelabo on April 30, 2002.
Lindsay Owen-Jones*	Director. Lindsay Owen-Jones was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. He is Chairman and Chief Executive Officer of L'Oréal. He also serves as a Director of BNP Paribas (France) and Gesparal (France), Vice President and member of the Supervisory Board of L'Air Liquide (France), and Director and Chairman of Galderma Pharma (Switzerland). He is also Chairman and Director of L'Oréal USA Inc. (United States) and L'Oréal UK Ltd (United Kingdom). Mr. Owen-Jones is a British citizen.
Gérard Van Kemmel*	Director. Gérard Van Kemmel was first elected Director in May 2003 for a duration of five years. In July 2001, Mr. Van Kemmel was appointed president of Novell Europe, Middle East and Africa (EMEA). Previously he was Chief Operating Officer of Cambridge Technology Partners, a position he had been appointed to in June 1999. Mr. Van Kemmel held increasingly senior management positions within Andersen Consulting and Arthur Andersen, in both the French and Worldwide organizations, including from 1989 until 1994 when he served as Chairman of the worldwide board of Andersen and on the executive committee of Andersen Worldwide, and from 1989 to 1995 on the Andersen Consulting European Management Core Group and Global Management Council.
Bruno Weymuller*	Director. Bruno Weymuller was first elected a Director of Sanofi-Synthelabo on May 18, 1999, and his term expires in 2004. He is Executive Vice President of Strategy and Risk Assessment of Total, as well as a Director of Elf Aquitaine. He is also a member of the Supervisory Board of Technip-Coflexip.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Jean-Claude Armbruster	Senior Vice President, Corporate Human Resources. Mr. Armbruster has both a diploma (DES) and a bachelor's degree (*maîtrise*) in private law and a diploma (DES) in criminal science. He joined Sanofi's legal staff in 1980 and served in a variety of positions, including Director of Human Resources at Sanofi, prior to being named to his present position in October 2000.
Laurent Cohen-Tanugi	Senior Vice President, Legal Affairs and General Counsel. Mr. Cohen-Tanugi is a graduate of the Ecole Normale Supérieure and the Institut d'Etudes Politiques de Paris, and received law degrees (*maîtrise* and DEA) from the University of Paris and the Harvard Law School (LLM). Prior to joining Sanofi-Synthelabo, Mr. Cohen-Tanugi was a partner in the Paris office of the law firm Cleary Gottlieb Steen & Hamilton since 1991. Mr. Cohen-Tanugi began serving in his present position at Sanofi-Synthelabo effective January 5, 2004.
Nicole Cranois	Senior Vice President, Group Public Relations and Communication. Mrs. Cranois has a bachelors degree (*maîtrise*) in literature from the Sorbonne, a degree from the Ecole Française des Attachés de Presse and has a degree from Sydney University (Australia). Mrs. Cranois previously worked for Elf France as a press executive and served as the Director of Communication for the French Ministry for Family Affairs (*Ministère de la Famille*) from 1981 to 1983. She joined Sanofi in 1985 as Director of Communication, and was named to her present position in June 1999 following the merger.
Jean-Pierre Kerjouan	Senior Vice President and Advisor to the CEO. Mr. Kerjouan has a degree in business from HEC (Ecole des Hautes Etudes Commerciales) as well as a law degree. From 1968 until 1981, Mr. Kerjouan worked for Yves Rocher, first as Chief Financial Officer (*Directeur Financier*) and then as the Vice President and Managing Director of Yves Rocher (*Vice Président Directeur Général*). He joined Sanofi Pharma International in 1981 as Managing Director (*Directeur Général*) and worked in a variety of positions at Sanofi, including Managing Director of Sanofi's beauty division before being appointed Senior Vice President Legal Affairs of Sanofi in 1996. Mr. Kerjouan served as General Counsel of Sanofi-Synthelabo from May 1999 until December 31, 2003 before being named to his present position in January 2004.
Marie-Hélène Laimay	Senior Vice President and Chief Financial Officer. Mrs. Laimay has a degree in business from a French business school (Ecole Supérieure de Commerce et d'Administration des Entreprises) and a DECS, an accounting qualification. She worked as an auditor for Ernst and Young for three years prior to joining Sanofi in 1985. During her career at Sanofi, Mrs. Laimay has served in a variety of finance positions, including Financial Director of Sanofi's beauty division, and as Sanofi-Synthelabo's Deputy Financial Director following the merger in 1999. She served as Sanofi-Synthelabo's Vice President, Internal Audit from November 2000, until being named to her present position in May 2002.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Christian Lajoux	Senior Vice President, Europe. Mr. Lajoux has a masters degree (DEUG) in psychology, a bachelors degree (*maîtrise*) in philosophy and a masters degree (DESS) in management from the Institut d'Administration des Entreprises (Paris). Mr. Lajoux served in a variety of positions at Sandoz, including Division Director, before joining Sanofi Winthrop in 1993. He then served in various positions, including as Director of Operations and Managing Director (*Directeur Général*) of Sanofi Winthrop France, before being named Senior Vice President, France, just prior to the merger in 1999. He served in that position until being named to his present position in January 2003.
Gérard Le Fur	Senior Executive Vice President and Executive Vice President, Scientific Affairs. Mr. Le Fur began his career at Laboratoires Pharmuka as Chief of Laboratories and later served as Assistant Director of Research and Development before joining Laboratoires Rhône–Poulenc as Director of Biology. He began his career at Sanofi in 1986 as Assistant Director of Research and Development, and was named Director of Research and Development in 1995, prior to being named to Executive Vice President, Scientific Affairs in June 1999 following the merger. Mr. Le Fur was appointed Senior Executive Vice President (*Directeur Général Délégué*) by our Board of Directors on December 11, 2002.
Pierre-Jean Lepienne	Executive Vice President, Corporate Affairs. Pierre-Jean Lepienne has a degree from the Ecole Supérieure de Commerce of Paris, a diploma in Economics and Finance from the University of Saõ Paulo and completed graduate studies in finance at Stanford University. Mr. Lepienne began his career at Robert et Carrière Laboratory as General Secretary, and then served as Chief Financial Officer (*Directeur Financier*), a position that he continued to hold once it became the Synthelabo Group. Mr. Lepienne later served as President of Synthelabo Pharmacie and as Executive Vice President and Director of Synthelabo S.A. before being named to his present position in 1999 following the merger.
Jean-Claude Leroy	Senior Vice President, Strategy. Mr. Leroy has a degree in business (DESCAF) from the Ecole Supérieure de Commerce of Reims, France. He began his career at Elf Aquitaine in 1975 as an internal auditor, and worked in a variety of financial positions prior to joining Sanofi as the Financial Director of Bio Industries in 1985. Mr. Leroy served in a variety of positions at Sanofi, including Financial Director, and was named Senior Vice President — Finance following the merger, before being appointed to his present position in October 2000.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Gilles Lhernould	Senior Vice President, Industrial Affairs. Mr. Lhernould has a diploma in pharmacy, and a master's degree (DEA) in industrial pharmaceutics. He began his career as manufacturing supervisor at Laboratories Bruneau, and joined one of Sanofi's subsidiaries in 1983 where he managed the production, and later the factory. Mr. Lhernould then served in a variety of positions within the Sanofi group, including Director of Human Resources — Pharmacy for Sanofi Pharma, and Director of Operational Human Resources at Sanofi. Following the merger, he served as Sanofi-Synthelabo's Vice President for integration, and then Vice President of Information Systems before being named to his present position in March 2001.
Gordon Proctor	Senior Vice President, Intercontinental. Mr. Proctor has a degree in Economics and an M.B.A. in Business Management. He began his career in various sales and marketing positions in the pharmaceutical industry, moving into general management roles. From 1991 through 1994, Mr. Proctor was responsible for the Sanofi Pharmaceutical business in the United Kingdom, Ireland, Scandinavia, Belgium, Holland, Italy and Greece. Following Sanofi's acquisition of the pharmaceutical business of Sterling, he served as regional Vice President for Asia, Australia, the Middle East, Africa, Eastern Europe, the United Kingdom and Scandinavia. Following the merger, Mr. Proctor was appointed President and Chief Executive Officer of Sanofi-Synthelabo's North American operations until being named to his present position in 2003. Mr. Proctor is a British Citizen.
Timothy Rothwell	Senior Vice President, President North America, Chief Executive Officer of Sanofi-Synthelabo Inc. Mr. Rothwell has a B.A. from Drew University (New Jersey) and a J.D. from Seton Hall University. He began his career in 1972 as a patent attorney at Sandoz Pharmaceuticals, where he worked in a variety of operational positions, including as Chief Operating Officer for U.S. Business, until he left Sandoz in 1989. From 1989 to 1991, Mr. Rothwell worked in marketing and sales both at Squibb Corporation and Burroughs Wellcome before returning to Sandoz in 1992 as its Chief Executive Officer, U.S. Pharmaceuticals, a position that he held through 1995. From 1995 to 1998, Mr. Rothwell served in a variety of senior management positions at Rhone-Poulenc Rorer, and then joined Pharmacia in 1998. At Pharmacia he also served in a variety of managerial positions, including as Executive Vice President, and President of Global Prescription Business until leaving Pharmacia to join Sanofi-Synthelabo in May 2003. Mr. Rothwell is a United States citizen.

Directors and Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Hanspeter Spek	Executive Vice President, Operations. Mr. Spek graduated from business school in Germany and then completed an apprenticeship. In 1974, Mr. Spek completed a management training program for Pfizer International and then joined Pfizer RFA as a junior product manager. He served in various positions at Pfizer RFA, including as manager of the marketing division. Mr. Spek joined Sanofi Pharma GmbH, Sanofi's German affiliate, in 1985 as Marketing Director, and served in various positions in Germany and then at Sanofi in France, before being named Senior Vice President Europe following the merger in 1999. He served as Executive Vice President, International Operations from October 2000 until January 2003, when he was named to his present position. Mr. Spek is a German citizen.

* Member of Sanofi-Synthelabo's Board of Directors (*conseil d'administration*).

L'Oréal

L'Oréal is a *société anonyme*, organized under the laws of the Republic of France. Its principal business address is 41, rue Martre, 92117 Clichy, France; and its telephone number is + 33 1 58 13 51 36. The L'Oréal group is the world's number one cosmetics company with a portfolio of 17 international brands, sold in 150 countries: L'Oréal Professionnel, Redken, Matrix, L'Oréal Paris, Garnier, Maybelline, SoftSheen-Carson, Lancôme, Biotherm, Helena Rubinstein, Kiehl's, Shu Uemura, Giorgio Armani Cosmetics, Ralph Lauren and Cacharel perfumes, Vichy and La Roche-Posay.

During the past five years, to the best of our knowledge, L'Oréal has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining L'Oréal from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of L'Oréal.

The following table sets forth, to the best of our knowledge, for each member of the board of directors (*conseil d'administration*) and for each of the senior officers of L'Oréal: his or her name, present principal occupation or employment, any material occupations, positions, offices or employment during the past five years, and the principal business and address of any corporation or organization in which such occupation or employment is or was conducted. Except as otherwise indicated, to the best of our knowledge, all of the natural persons listed below are citizens of the Republic of France. During the past five years, to the best of our knowledge, none of the persons listed below was convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Unless otherwise indicated, the business address of each such person is c/o L'Oréal, 14 rue Royale, 75008 Paris, France, and each such person is a citizen of France.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Lindsay Owen-Jones*[†]	Chairman and Chief Executive Officer. Lindsay Owen-Jones joined L'Oréal in 1969. He was appointed Deputy Chairman and Chief Executive Officer in 1984 and Chairman and Chief Executive Officer in 1988. He has been a member of the Board since 1984, and his term of office was renewed in 2002. He also serves as a Director of BNP Paribas SA (France), Gesparal SA (France) and Sanofi-Synthelabo, Vice Chairman and member of the Supervisory Board of L'Air Liquide (France), and Director and Chairman of Galderma Pharma (Switzerland). He is also Chairman and Director of L'Oréal USA Inc. (United States) and L'Oréal UK Ltd. (United Kingdom). Mr. Owen-Jones is a British citizen.
Liliane Bettencourt*	Director. Liliane Bettencourt is the daughter of Eugène Schueller who founded L'Oréal in 1907. She has been a Member of the Board since 1995, and her term of office was renewed in 2003. She is Vice Chairman of the Board of Gesparal SA, in which she holds the controlling interest and Chairman of Gespral SA. She is also a manager of Eugène Schueller SARL and Téthys SCA, Chairman of Clymene SAS and a director of Compagnie Nouvelle d'Investissement SA.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Françoise Bettencourt Meyers* . . .	Director. Françoise Bettencourt Meyers is the daughter of Mrs. Liliane Bettencourt. She has been a member of the Board since 1997 and her term of office was renewed in 2001. She is also a Director of Gesparal SA and Gespral SA. She is also Chairman of the Supervisory Board of Société Immobilière Sebor and a member of the Supervisory Board of Téthys SCA.
Peter Brabeck-Letmathe*	Director. Peter Brabeck-Letmathe has been a member of the L'Oréal Board since 1997, and his term was renewed in 2001. He has been with the Nestlé group since 1968 and was appointed General Manager in 1992, the Chief Executive Officer of Nestlé SA (Switzerland) in 1997 and Vice Chairman of the Board in 2001. He is also Vice-Chairman of the Board of Alcon Inc. (Switzerland), Crédit Suisse Group (Switzerland), Crédit Suisse (Switzerland), Crédit Suisse First Boston (Switzerland), Winterthur Life (Switzerland) and Winterthur Insurance Company (Switzerland). He is also a Director of Gesparal SA (France), Roche Holding SA (Switzerland) and Uprona Canada Ltd (Canada). Mr. Brabeck-Letmathe is a citizen of Austria.
Francisco Castañer Basco*	Director. Francisco Castañer Basco has been a member of the L'Oréal Board since 1998, and his term of office was renewed in 2002. He has been with the Nestlé group since 1964 and is currently an Executive Vice President of Nestlé S.A. (Switzerland). He also serves as Director of Gesparal SA, Alcon Inc. (Switzerland), Galderama Pharma SA (Switzerland) and Uprona Canada Ltd (Canada). Mr. Castañer is a citizen of Spain.
François Dalle*	Director. François Dalle has been a L'Oréal Board Member since 1950, and his term of office was renewed in 2001. He began his career at L'Oréal in 1942 and was appointed General Manager in 1948. He served as Chairman and Chief Executive Officer of L'Oréal from 1957 to 1984. He also serves as Vice Chairman of the Board of Gesparal SA and as a Director of L'Oréal USA Inc. (U.S.). He was a Board Member of Nestlé S.A. (Switzerland) from 1974 to 1989 and Vice Chairman from 1986 to 1989. He is Honorary Chairman of *l'Institut de l'Entreprise*, Honorary Chairman of *l'Association Entreprise et Progrès* and Chairman of *L'Institut International de l'Innovation et de la Prospective*. Mr. Dalle is also Chairman of the periodical *Humanisme et Entreprise.*
Jean-Louis Dumas*	Director. Jean-Louis Dumas has been a Director of L'Oréal since May 29, 2002. He has served as Chairman of Hermès Group since 1978. He has been Managing Partner of Holding Hermès International since 1990. He also serves as Member of the Supervisory Board of PSA Peugeot Citröen, Vice Chairman of the Supervisory Board of Gaulme SA, and served as President of Comité Colbert from 1988 to 1991.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Xavier Fontanet*	Director. Xavier Fontanet has been a Director of L'Oréal since May 29, 2002. He was appointed Chief Executive Officer of Essilor in 1991, Vice Chairman and Chief Executive Officer in 1995, and has served as Chairman and Chief Executive Officer since 1996. He also serves as a Director of Beneteau SA, Crédit Agricole SA, Essilor of America Inc. (United States), Transitions Optical Inc. (United States), Essilor Laboratories of America Holding Co. Inc. (United States), EOA Holding Co. Inc. (United States), Shanghai Essilor Optical Company Ltd (China), Transitions Optical Holding BV (Netherlands) and Nikon Essilor Co. Ltd (Japan).
Rainer E. Gut*	Director. Rainer E. Gut has been a Director of L'Oréal since 2000. He joined Crédit Suisse in 1971 and served as Chairman of the Board of Crédit Suisse Group from 1983 to 2000 and Honorary Chairman thereafter. He is Chairman of the Board of Nestlé S.A. (Switzerland). He also serves as Vice Chairman of the Board of Gesperal SA, Chairman and Managing Director of Uprona (Canada) Ltd (Canada) and Director of Sofina SA (Belgium). Mr. Gut is a citizen of Switzerland.
Marc Ladreit de Lacharrière*	Director. Marc Ladreit de Lacharrière has been a Director of L'Oréal since 1984, and his term of office was renewed in 2002. He is also Chairman and CEO of Fimalac SA (France) and Chairman of Fimalac Inc. (USA) and Chairman of Fitch Inc. (USA) and Vice Chairman of the International Advisory Board. He serves as a Director of Canal+ SA (France), Renault SA (France), Cassina (Italy) Engelhard-Clal (Switzerland) and SEMP SA (France). He serves as a Member of the Supervisory Board of Casino Guichard Perrachon SA and a Member of the International Advisory Board of Renault-Nissan (Switzerland).
Jean-Pierre Meyers*	Vice Chairman and Director. Jean-Pierre Meyers is Vice Chairman of the Board and has been a Director of L'Oréal since 1987. His term of office was renewed in 2001. He also serves as Director of Gesparal SA and is a Director of Nestlé S.A. (Switzerland).
Franck Riboud*	Director. Franck Riboud has been a Director of L'Oréal since May 29, 2002. He has served as Chairman and Chief Executive Officer of Groupe Danone SA since 1996. He also serves as a Director of Renault SA, Danone Finance SA, Associated Biscuits International Ltd (UK), ABI Holdings Ltd. (UK), Danone SA (Spain), Scottish & Newcastle Plc (UK), Sofina SA (Belgium), Quicksilver (US), Waida BSN India Ltd, ONA (Morocco) and Strauss Dairies Ltd (Israel). He is a Member of the Supervisory Board of Accor SA (France) and Eurazeo SA (France).
Béatrice Dautresme[†]	Executive Vice President, Strategic Business Development of L'Oréal since 2000. Béatrice Dautresme was former International Managing Director of Helena Rubinstein, now a subsidiary of L'Oréal. She has been with the Group for 32 years.
Giorgio Galli[†]	Executive Vice President, Corporate Communications and External Affairs of L'Oréal. Giorgio Galli began his career in 1967 with L'Oréal's professional products division in Italy. He has been working with the External Relations Department since 1991. Mr. Galli is an Italian citizen.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Jean-François Grollier[†]	Executive Vice President, Research and Development of L'Oréal. Jean-François Grollier became Assistant Scientific Director in 1988 and Managing Director of Research and Development in 1991. He has been working with the Group since 1969.
Marcel Lafforgue[†]	Executive Vice President, Production and Technology of L'Oréal. Marcel Lafforgue is former Technical Director Europe and former Deputy Senior-Vice President at L'Oréal. He has been working with the group since 1971.
Jean-Jacques Lebel[†]	President Professional Products of L'Oréal, since January 2001. Jean-Jacques Lebel became Managing Director of L'Oréal's Consumer Products — Professional Products Company in Great-Britain in 1990 and Managing Director of the Latin America Zone in May 1999. He has been with the Group for 23 years.
Christian Mulliez[†]	Executive Vice President, Administration and Finance. Christian Mulliez was formerly CFO of Sanofi-Synthelabo until April 2002. He formerly held various positions in the financial function at Synthelabo, having joined Synthelabo in 1984.
Patrick Rabain[†]	President Consumer Products of L'Oréal. Patrick Rabain became the Managing Director for the Consumer Division for France in 1990 and Associate General Director for the Consumer Division worldwide in 1994/95. He has been working with the Group since 1972.
François Vachey[†]	Executive Vice President, Human Resources of L'Oréal. François Vachey became Managing Director of the Laboratoires Garnier and then Managing Director of the French Division of the Consumer Goods Division of L'Oréal, in 1983. He has been working with the Group since 1968.
Gilles Weil[†]	President Luxury Products of L'Oréal. Gilles Weil was Former Vice President and Managing Director of the perfumes and beauty division of L'Oréal and Former Managing Director of Lancome and Jeanne Piaubert.

* Member of L'Oréal's Board of Directors.

[†] Member of L'Oréal's Executive Committee.

Total

Total is a *société anonyme* organized under the laws of the Republic of France. Its principal business address is 2, Place de la Coupole, 92078 Paris La Défense Cedex, France; its telephone number is + 33 1 47 44 45 46. The Total group is the fifth largest publicly-traded integrated oil and gas company in the world, with operations in more than 120 countries. The Total group engages in all aspects of the petroleum industry, including upstream operations (oil and gas exploration, development and production); downstream operations (refining and marketing); and the trading and shipping of crude oil and petroleum products. The Total group also produces base chemicals and polymers, intermediates and performance polymers and specialty chemicals for industrial and consumer use. In addition, the Total group has interests in coal mining and in the cogeneration and electricity sectors.

During the past five years, to the best of our knowledge, Total has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and has not been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Total from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Directors and Executive Officers of Total S.A.

The following table sets forth, to the best of our knowledge, for each member of the board of directors *(conseil d'administration)* and for each of the senior officers of Total: his or her name, present principal occupation or employment, any material occupations, positions, offices or employment during the past five years, and the principal business and address of any corporation or organization in which such occupation or employment is or was conducted. Except as otherwise indicated, to the best of our knowledge, all of the natural persons listed below are citizens of the Republic of France. During the past five years, to the best of our knowledge, none of the persons listed below was convicted in a criminal proceeding during the past five years (excluding traffic violations and similar misdemeanors) or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Unless otherwise indicated, the business address of each such person is c/o Total at 2, Place de la Coupole, 92078 Paris La Défense Cedex, France, and each such person is a citizen of France.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Thierry Desmarest*	Chairman and Chief Executive Officer. Thierry Desmarest has been a Director of Total since 1995, and his term expires in 2004. He was appointed Chairman and Chief Executive Officer of Total on May 31, 1995. He is also Director of Sanofi-Synthelabo and Member of the Supervisory Board of Areva and L'Air Liquide.
Daniel Bouton*	Director. Daniel Bouton has been a Director of Total since 1997. His term expires in 2006. He is Chairman and Chief Executive Officer of Société Générale and Director of Schneider Electric S.A. Viola Environment, and Arcelor. He is also a Member of the Supervisory Board of Vivendi Environnement.
Bertrand Collomb*	Director. Bertrand Collomb has been a Director of Total since 2000. His term expires in 2006. He is Chairman of the Board of Lafarge and a Director of ATCO – Calgary. He also serves as a Member of the Supervisory Board of Allianz.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Paul Desmarais, Jr.*............	Director. Paul Desmarais has been a Director of Total since May 7, 2002. His term expires in 2005. He is Chairman and co-Chief Executive Officer of Power Corporation of Canada; Chairman of Power Financial Corporation. He is Director of Pargesa Holding S.A. (Switzerland), Groupe Bruxelles Lambert S.A., Suez, Imergs, Great-West Lifeco Inc., Investors Group Inc., and Gesca Ltée. He is a citizen of Canada.
Jacques Friedmann*	Director. Jacques Friedmann has been a Director of Total since 2000. His term expires in 2006. He is also Director of BNP Paribas SA (France).
Professor Bertrand Jacquillat*....	Director. Bertrand Jacquillat has been a Director of Total since 1996. His term expires in 2005. He is a University Professor and is Co-founder and Chairman and Chief Executive Officer of Associés en Finance. He is also a Director of Klepierre.
Antoine Jeancourt-Galignani*	Director. Antoine Jeancourt-Galignani has been a Director of Total since 1994. His term expires in 2006. He is Chairman of the Board of Gecina and SNA SAL-Beyrouth. He is also a Director and former Chairman of Assurances Générales de France and a Director of Société Générale and Kaufman & Broad S.A. He is Chairman of the Supervisory Board of Euro Disney SCA. He is also a Member of the Supervisory Board of Fox Kids Europe S.A.
Anne Lauvergeon*	Director. Anne Lauvergeon has been a Director of Total since 2000. Her term expires in 2006. She is Chairman and Chief Executive Officer of Cogema and of Areva. She is also Vice Chairman of the Supervisory Board of Sagem SA and a Director of Suez S.A.
Maurice Lippens*	Director. Count Maurice Lippens has been a Director of Total since 2003, when he was voted on to board by the board at its meeting of February 19, 2003, to fill the vacancy of Baron Goossens. His appointment was subsequently ratified by the shareholders' meeting. His term expires in 2004. Maurice Lippens is Co-Chairman of the Board of Fortis. He also serves as Director of Suez-Tractebel, Bruxelles Lambert Group, Groupe Sucrier and Finasucre. He is a citizen of Belgium.
Michel Pébereau*..............	Director. Michel Pébereau has been a Director of Total since 2000. His term expires in 2006. He is Chairman and Chief Executive Officer of BNP Paribas SA (France). He is also Director of Lafarge and Saint-Gobain. He is a Member of the Supervisory Board of Axa. He is also Chairman of Federation Bancaire Française.
Thierry de Rudder*	Director. Thierry de Rudder has been a Director of Total since 1999. His term expires in 2004. He is Managing Director of Bruxelles Lambert Group. He is also Director of Imerys, Compagnie Nationale à Portefeuille and Suez-Tractebel. He is a citizen of Belgium and France.
Jürgen Sarrazin*..............	Director. Jürgen Sarrazin has been a Director of Total since 2000. His term expires in 2006. He is Former Chairman of Dresdner Bank Management Board. He is a citizen of Germany.
Serge Tchuruk*	Director. Serge Tchuruk has been a Director of Total S.A. since 1989. His term expires in 2004. He is Chairman and Chief Executive Officer of Alcatel. He is also Director of Thales, Société Générale and Ecole Polytechnique and of Institut Pasteur (a non-profit organization).

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
Pierre Vaillaud*	Director. Pierre Vaillaud has been a Director of Total since 2000. His term expires in 2006. He is Former Chairman and Chief Executive Officer of Elf Aquitaine and Technip and Honorary Chairman of Cie Française Technip. He is a Director of Technip and a Member of the Supervisory Board of Cegelec and Oddo Pinatton.
Christophe de Margerie	Executive Vice President, President of Exploration and Production Division. Christophe de Margerie is a Member of the Board of Groupe Taittinge SA. He was a Board Member of Technip SA.
Jean-Paul Vettier...............	Executive Vice President, President of Refining and Marketing Division. Jean-Paul Vettier is Vice Chairman of CIA Espanola de Petroleos SA, and he is also a Board Member of Eiffage.
Robert Castaigne	Chief Financial Officer of Total. Robert Castaigne also serves as Director of Atofina (subsidiary of Total), Compagnie Générale de Géophysique, Total and Hutchinson (subsidiary of Total Chimie), Total Nigeria Ltd. (Nigeria), Exploration Norge AS (Norway), and Eramet. He was first elected as Director of Sanofi-Synthelabo on February 21, 2000, and his term expires in 2004. He also serves as Director of Omnium Insurance & Reinsurance Company Ltd (Bermuda), Petrofina (Belgium), Exploration Holdings UK (United Kingdom) and Total Exploration UK (United Kingdom).
François Cornélis	Executive Vice President, Vice Chairman of the Executive Committee, President of Chemicals. François Cornélis has been a senior officer of Total since 1999. Mr. Cornélis is a citizen of Belgium.
Yves-Louis Darricarrere	Executive Vice President, President of Gas and Power Division. Yves-Louis Darricarrere has been an Officer since 2000.
Bruno Weymuller	Executive Vice President and President of Strategy and Risk Assessment of Total and Director of Total formerly Elf Aquitaine. Bruno Weymuller was first elected Director to Sanofi-Synthelabo on May 18, 1999. His term expires in 2004. He is a Member of the Supervisory Board of Technip.
Michel Bénézit	Senior Vice President Northern Europe, Exploration and Production Division. Mr. Bénézit has been an Officer since 1995.
Michel Bonnet	Senior Vice President, Executive Career Management. Michel Bonnet has been an Officer since 2000. Mr. Bonnet is a citizen of Canada.
Alain Champeaux	Senior Vice President Overseas, Refining and Marketing Division. Alain Champeaux has been an Officer since 1999.
Pierre Christina Clout	Senior Vice President, Hutchinson, Engineering Polymers, Chemicals Division. Pierre Christina Clout has been an Officer since 2002.
Jean-Claude Company	Senior Vice President Refining, Refining and Marketing Division. Jean-Claude Company has been an Officer since 1995.
Jean-Michel Gires	Executive Vice President Sustainable Development, Environment. Jean-Michel Gires has been an Officer since 2003.
Philippe Goebel	Senior Vice President Acrylics, PMMA Flouro and Chlorochemicals, Chemicals Division. Philippe Goebel has been an Officer since 2002.

Directors & Executive Officers	Present Principal Occupation or Employment, Five-Year Employment History and Address
François Groh	Senior Vice President, President of Trading and Shipping. François Groh has been an Officer since 2002.
Jean-Jacques Guilbaud	Senior Vice President, Human Resources and Corporate Communications. Jean-Jacques Guilbaud has been an Officer since 1998.
Pierre Guyonnet	Senior Vice President, Industrial Safety. Pierre Guyonnet has been an Officer since 2002.
Ian Howat	Senior Vice President Strategy, Strategy and Risk Assessment Division. Ian Howat has been an Officer since 1995. Mr. Howat is a citizen of the United Kingdom.
Pierre Klein	Senior Vice President Administration, Refining and Marketing Division. Pierre Klein has been an Officer since 2002.
Jean-Barnard Lartigue	Senior Vice President Petrochemicals, Chemicals Division. Jean-Barnard Lartigue has been an Officer since 2000.
Jean-Marie Masset	Senior Vice President Geosciences, Exploration and Production Division. Jean-Marie Masset has been an Officer since 2002.
Charles Mattenet	Senior Vice President, Strategy, Business Development, Research, Exploration and Production Division. Charles Mattenet has been an Officer since 2002.
Eric de Menten	Senior Vice President Marketing Europe, Refining and Marketing Division. Eric de Menten has been an Officer since 2002.
Jean Privey	Senior Vice President, Africa, Exploration and Production Division. Jean Privey has been an Officer since 2002.
Jean-Pierre Seeuws	Senior Vice President North America, Organic Peroxides, Additives, Chemicals Division. Jean-Pierre Seeuws has been an Officer since 1990.
André Tricoire	Senior Vice President Marketing France, Refining and Marketing Division. André Tricoire has been an Officer since 2000.
Hugues Woestelandt	Senior Vice President Resins, Paints and Adhesives, Performance Polymers, Chemicals Division. Hugues Woestelandt has been an Officer since 1998.
Charles Paris de Bollardière	Treasurer. Charles Paris de Bollardière has been Treasurer since 1999.
Thierry Reveau de Cyrières	Secretary to the Board of Directors, Legal Director of Total S.A. Holding Legal Department since 2003.

* Member of Total S.A.'s Board of Directors.



The U.S. ADS exchange agent for the U.S. offer is:

THE BANK OF NEW YORK

By Mail:	By Overnight Delivery:	By Hand:
The Bank of New York Aventis Exchange P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York Aventis Exchange 161 Bay State Road Braintree, MA 02184	Reorganization Services 101 Barclay Street Receive and Deliver Window, Street Floor New York, New York 10286

For Notice of Guaranteed Delivery
By Facsimile:

(for Eligible Institutions Only)
(781) 330-3388

For confirmation telephone:
(781) 843-1833 ext. 0

The Information Agent for the U.S. offer is:



105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885
Email: proxy@mackenziepartners.com

The Joint Dealer-Managers for the U.S. offer are:

Merrill Lynch & Co.



4 World Financial Center
New York, New York 10080
Toll-Free Call: (866) 276-1462

The Equitable Tower, 787 Seventh Avenue
New York, New York 10019
(212) 841-3700